As filed with the Securities and Exchange Commission on September 19, 2019

Registration No. 333-233542

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

VALLEY NATIONAL BANCORP

(Exact name of registrant as specified in its charter)

New Jersey

(State or other Jurisdiction of Incorporation of Organization)

6021

(Primary Standard Industrial Classification Code Number)

22-2477875

(I.R.S. Employer Identification No.)

One Penn Plaza, Suite 2930

New York, New York 10119

973-305-8800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ira Robbins, Chairman, President and Chief Executive Officer

Valley National Bancorp

One Penn Plaza, Suite 2930

New York, New York 10119

(973) 305-8800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

RONALD H. JANIS Senior Executive Vice President and General Counsel Valley National Bancorp One Penn Plaza, Suite 2930 New York, New York 10119 (973) 305-8800	MICHAEL T. RAVE, ESQ. Day Pitney LLP One Jefferson Road Parsippany, New Jersey 07054 (973) 966-6300	KEVIN J. LYNCH Chairman, President and Chief Executive Officer Oritani Financial Corp. 370 Pascack Road Township of Washington, New Jersey 07676 (201) 664-5400	JOHN J. GORMAN, ESQ. MARC P. LEVY, ESQ. Luse Gorman, PC 5335 Wisconsin Avenue, NW Suite 780 Washington, DC 20015 (202) 274-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed joint proxy statement-prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.   ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐

Non-Accelerated Filer	☐	Smaller Reporting Company	☐

		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)              ☐

Exchange Act Rule 14d-1(d) (Cross Border Third-Party Tender Offer)    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, no par value	75,711,589 Shares(1)	N/A	$798,993,861(2)	$96,838.06(3)

(1)

Represents the maximum number of shares of Valley National Bancorp (“Valley”) common stock estimated to be issuable upon the completion of the merger of Oritani Financial Corp. (“Oritani”) with and into Valley, based on the number of shares of Oritani common stock outstanding immediately prior to the merger, assuming that all stock options granted by Oritani outstanding on the date hereof are exercised, and the exchange of each share of Oritani common stock for shares of Valley common stock pursuant to the formula set forth in the Agreement and Plan of Merger, dated as of June 25, 2019, between Valley and Oritani (the “merger agreement”).

(2)

Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and calculated in accordance with Rule 457(f)(1) and Rule 457(c) of the Securities Act as follows: the product of (1) $16.885, which is the average of the high and low prices per share of Oritani common stock on August 27, 2019 as quoted on the NASDAQ Global Market, multiplied by (2) 47,319,743, which is the sum of the aggregate 45,097,052 shares of Oritani common stock outstanding as of August 27, 2019, plus 2,222,691, which is (i) the aggregate number of shares of Oritani common stock issuable upon the exercise of Oritani stock options, and (ii) the aggregate number of shares of Oritani common stock issuable upon the vesting of Oritani restricted stock.

(3)	Previously paid in connection with the filing of the initial Registration Statement on Form S-4.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Information in this joint proxy statement-prospectus is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement-prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY – SUBJECT TO COMPLETION – DATED SEPTEMBER 19, 2019

Proxy Statement of Oritani Financial Corp.	Proxy Statement and Prospectus of Valley National Bancorp

MERGER OF ORITANI FINANCIAL CORP. WITH AND INTO VALLEY NATIONAL BANCORP AND ISSUANCE OF VALLEY NATIONAL BANCORP COMMON STOCK IN CONNECTION WITH THE MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

To the Shareholders of Oritani Financial Corp. and Valley National Bancorp:

We are pleased to report that the Boards of Directors of Valley National Bancorp (“Valley”) and Oritani Financial Corp. (“Oritani”) have approved an Agreement and Plan of Merger (the “merger agreement”). Under the merger agreement, Oritani will merge with and into Valley, with Valley as the surviving company in the merger (the “merger”). Immediately following the merger, Oritani’s wholly-owned subsidiary, Oritani Bank, will merge with and into Valley’s wholly-owned subsidiary, Valley National Bank, with Valley National Bank as the surviving bank. We cannot complete the merger transaction without your approval.

Under the terms of the merger agreement, if the merger is completed, Oritani shareholders will be entitled to receive 1.60 shares of Valley common stock for each share of Oritani common stock that they hold and the payment of cash in lieu of fractional shares.

Each of Oritani and Valley will be holding a special meeting of their respective common shareholders to vote on certain matters in connection with the merger. Holders of shares of Oritani common stock will vote at a special meeting of Oritani shareholders to be held on November 14, 2019 to approve the merger agreement and to vote on related proposals. Holders of shares of Valley common stock will vote at a special meeting of Valley common shareholders to be held on November 14, 2019 to approve the issuance of up to 75,711,589 shares of Valley common stock in connection with the merger, which is necessary to allow the merger to close, and to vote on a related proposal. The 75,711,589 shares that Valley common shareholders are being asked to approve is the maximum number of shares of Valley common stock that would be issuable in the transaction in exchange for Oritani shares and upon the exercise of Oritani stock options. Although the number of shares of Valley common stock that holders of Oritani common stock will be entitled to receive is fixed, the market value of the stock consideration will fluctuate with the market price of Valley common stock and will not be known at the time Oritani shareholders vote on the merger. Additionally, as described in more detail elsewhere in this joint proxy statement-prospectus, under the terms of the merger agreement, if the average price of Valley common stock over a specified period of time decreases below certain specified thresholds, Oritani would have a right to terminate the merger agreement, unless Valley elects to increase the exchange ratio, which would result in additional shares of Valley common stock being issued.

Valley common stock is listed on the Nasdaq Global Select Market under the symbol “VLY.” Oritani common stock is quoted on the Nasdaq Global Market (which we refer to, together with the NASDAQ Global Select Market, as “NASDAQ”) under the symbol “ORIT.” Based on the closing price of Valley common stock on NASDAQ on June 25, 2019, the last trading day before public announcement of the merger, the value of the per share merger consideration payable to holders of Oritani common stock would be $16.29. Based on the closing price of Valley common stock on NASDAQ on September 17, 2019, the last practicable trading date before the date of the attached joint proxy statement-prospectus, the value of the per share merger consideration payable to holders of Oritani common stock would be $17.62. The value of the Valley common stock at the time of completion of the merger could be greater than, less than or the same as the value of Valley common stock on the date of the accompanying joint proxy statement-prospectus. We urge you to obtain current market quotations for both Valley common stock and Oritani common stock.

We generally expect the merger to be tax-free with respect to the Valley common stock that Oritani shareholders receive.

Assuming the exchange ratio is 1.60, if the merger is completed and all of the outstanding Oritani stock options are exercised prior to the closing of the merger, Oritani shareholders will own approximately 75.7 million shares, or approximately 18.6%, of Valley’s outstanding common stock.

The Oritani Board of Directors unanimously recommends that Oritani shareholders vote “FOR” the approval of the merger agreement and the related proposals.

The Valley Board of Directors unanimously recommends that Valley common shareholders vote “FOR” the approval of the issuance of up to 75,711,589 shares of Valley common stock in connection with the merger and the related proposal.

Your vote is very important. Whether or not you plan to attend the Oritani or Valley special meeting, as applicable, please take the time to vote by completing and mailing the enclosed proxy card to us.

This document, which serves as a joint proxy statement for the special meetings of Oritani and Valley common shareholders and as a prospectus for the shares of Valley common stock to be issued in connection with the merger to Oritani shareholders, gives you detailed information about each respective company’s special meeting and the merger. Please carefully read this entire document, including the “Risk Factors” beginning on page 35 for a discussion of the risks related to the proposed merger. You can also obtain information about Valley and Oritani from documents that they have filed with the Securities and Exchange Commission.

Kevin J. Lynch Chairman, President and Chief Executive Officer Oritani Financial Corp.	Ira Robbins Chairman, President and Chief Executive Officer Valley National Bancorp

Neither the Securities and Exchange Commission, nor any bank regulatory agency, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This joint proxy statement-prospectus is dated [●], 2019, and is first being mailed to Oritani and Valley shareholders on [●], 2019.

HOW TO GET COPIES OF RELATED DOCUMENTS

This joint proxy statement-prospectus incorporates important business and financial information about Valley National Bancorp and Oritani Financial Corp. that is not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this joint proxy statement-prospectus through the Securities and Exchange Commission website at http://www.sec.gov or by requesting them in writing or by telephone at the appropriate address below:

if you are a Valley shareholder:

Tina Zarkadas

Assistant Vice President, Shareholder Relations Specialist
Valley National Bancorp
1455 Valley Road, Wayne, New Jersey 07470
telephone number (973) 305-3380

if you are an Oritani shareholder: Phillip M. Wyks Corporate Secretary Oritani Financial Corp. 370 Pascack Road, Township of Washington, New Jersey 07676; telephone number (201) 664-5400

We will respond to your request as soon as practicable by sending the requested documents by first class mail or other equally prompt means. To obtain timely delivery of these documents, you must request them no later than five (5) business days before the date of the applicable special meeting. This means that holders of Oritani common stock requesting documents must do so by November 6, 2019, to receive them before the Oritani special meeting, and holders of Valley common stock requesting documents must do so by November 6, 2019, to receive them before the Valley special meeting.

No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement-prospectus. This joint proxy statement-prospectus is dated [●], 2019, and you should assume that the information in this joint proxy statement-prospectus is accurate only as of such date. You should assume that the information incorporated by reference into this joint proxy statement-prospectus is accurate as of the date of such incorporated document. Neither the mailing of this joint proxy statement-prospectus to holders of Valley common stock or holders of Oritani common stock nor the issuance by Valley of shares of Valley common stock in connection with the merger will create any implication to the contrary.

This joint proxy statement-prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in, or incorporated by reference into, this joint proxy statement-prospectus regarding Valley has been provided by Valley and information contained in, or incorporated by reference into, this joint proxy statement-prospectus regarding Oritani has been provided by Oritani.

Oritani Financial Corp.

370 Pascack Road

Washington Township, New Jersey 07676

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 14, 2019

At the direction of the Board of Directors of Oritani Financial Corp. (which we refer to as “Oritani”), NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Oritani will be held at the Hackensack Golf Club, 880 Soldier Hill Road, Oradell, New Jersey, 07649, on November 14, 2019, at 9:00 a.m. (local time) to consider and vote upon the following matters:

(1)	Approval of the Agreement and Plan of Merger, dated as of June 25, 2019, between Valley National Bancorp and Oritani pursuant to which Oritani will merge with and into Valley National Bancorp;

(2)

Approval, on a non-binding advisory basis, of the compensation that will or may become payable to the named executive officers of Oritani based on or related to the merger (which we refer to as the “executive compensation proposal”); and

(3)

Approval of a proposal to authorize the Oritani Board of Directors to adjourn or postpone the Oritani special meeting to a later date, if necessary or appropriate, to solicit additional proxies in favor of approval of the merger agreement or to vote on other matters properly before such special meeting (which we refer to as the “Oritani adjournment proposal”).

The Oritani Board of Directors has fixed September 16, 2019 as the record date for the determination of the Oritani shareholders entitled to notice of and to vote at the Oritani special meeting, and only Oritani shareholders of record on said date will be entitled to receive notice of and to vote at said meeting.

The Oritani Financial Corp. Board of Directors unanimously recommends that shareholders vote:

(1)	“FOR” approval of the merger agreement;

(2)	“FOR” approval of the executive compensation proposal; and

(3)	“FOR” approval of the Oritani adjournment proposal.

Your vote is very important. Your proxy is being solicited by Oritani’s board of directors. For the proposed merger to be completed, the proposal to approve the merger agreement must be approved by the affirmative vote of a majority of the issued and outstanding shares of Oritani common stock. The executive compensation proposal will be approved if a majority of the votes cast on such proposal at the Oritani special meeting are voted in favor of such proposal. The Oritani adjournment proposal will be approved if a majority of the votes cast on such proposal at the Oritani special meeting are voted in favor of such proposal.

By Order of the Board of Directors,
Kevin J. Lynch Chairman of the Board, President and Chief Executive Officer

Township of Washington, New Jersey

September 23, 2019

IMPORTANT – WHETHER YOU PLAN TO ATTEND THE MEETING IN PERSON OR NOT, PLEASE VOTE PROMPTLY BY SUBMITTING YOUR PROXY BY INTERNET, PHONE OR BY COMPLETING, SIGNING, DATING AND RETURNING YOUR PROXY CARD IN THE ENCLOSED ENVELOPE. VOTING BY INTERNET OR PHONE, OR RETURNING THE PROXY CARD BY MAIL WILL NOT PREVENT YOU FROM VOTING IN PERSON IF YOU ATTEND THE ORITANI SPECIAL MEETING.

Valley National Bancorp

One Penn Plaza

New York, New York

NOTICE OF SPECIAL MEETING OF COMMON SHAREHOLDERS

TO BE HELD ON NOVEMBER 14, 2019

At the direction of the Board of Directors of Valley National Bancorp (which we refer to as “Valley”), NOTICE IS HEREBY GIVEN that a special meeting of common shareholders of Valley will be held at 100 Furler Street, Totowa, New Jersey, 07512, on November 14, 2019, at 3:00 p.m. (local time) to consider and vote upon the following matters:

(1)	Approval of the issuance of up to 75,711,589 shares of Valley common stock in connection with the merger with Oritani Financial Corp. (which we refer to as the “Valley share issuance proposal”); and

(2)

Approval of a proposal to authorize the Valley Board of Directors to adjourn or postpone the Valley special meeting to a later date, if necessary or appropriate, to solicit additional proxies in favor of approval of the issuance of up to 75,711,589 shares of Valley common stock in connection with the merger with Oritani Financial Corp. or to vote on other matters properly before such special meeting (which we refer to as the “Valley adjournment proposal”).

The Valley Board of Directors has fixed September 16, 2019 as the record date for the determination of the Valley common shareholders entitled to notice of and to vote at the Valley special meeting, and only Valley common shareholders of record on said date will be entitled to receive notice of and to vote at said meeting.

The Valley National Bancorp Board of Directors unanimously recommends that common shareholders vote:

(1)	“FOR” approval of the Valley share issuance proposal; and

(2)	“FOR” approval of the Valley adjournment proposal.

Your vote is very important. Your proxy is being solicited by Valley’s board of directors. For the proposed merger to be completed, the proposal to issue up to 75,711,589 shares of Valley common stock in connection with the merger with Oritani requires the affirmative vote of a majority of the votes cast by the holders of Valley common stock at the Valley special meeting. The Valley adjournment proposal will be approved if a majority of the votes cast on such proposal at the Valley special meeting are voted in favor of such proposal.

By Order of the Board of Directors,
Ronald H. Janis Secretary

New York, New York

September 23, 2019

IMPORTANT – WHETHER YOU PLAN TO ATTEND THE MEETING IN PERSON OR NOT, PLEASE VOTE PROMPTLY BY SUBMITTING YOUR PROXY BY INTERNET, PHONE OR BY COMPLETING, SIGNING, DATING AND RETURNING YOUR PROXY CARD IN THE ENCLOSED ENVELOPE. VOTING BY INTERNET OR PHONE, OR RETURNING THE PROXY CARD BY MAIL WILL NOT PREVENT YOU FROM VOTING IN PERSON IF YOU ATTEND THE VALLEY SPECIAL MEETING.

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Page
THE MERGER AGREEMENT	89
General Description	89
Consideration	89
Treatment of Oritani Stock Options and Restricted Stock	89
Bank Merger	90
Certificate of Incorporation and By-laws	90
Board of Directors	90
Exchange of Shares	90
Representations and Warranties	91
Covenants and Agreements	93
Employment and Director Matters	96
Agreement Not to Solicit Other Offers	97
Costs and Expenses	99
Indemnification and Insurance	99
Conditions to Complete the Merger	99
Termination	100
Termination Fees and Termination Expenses	101
Voting Agreements	102
DESCRIPTION OF VALLEY CAPITAL STOCK	103
General	103
Common Stock	103
Dividend Rights	103
Voting Rights	103
Liquidation Rights	104
Assessment and Redemption	104
Other Matters	104
“Blank Check” Preferred Stock	104
COMPARISON OF THE RIGHTS OF SHAREHOLDERS OF VALLEY AND ORITANI	105
Authorized Capital Stock	105
Limitation on Voting Rights	105
Size of Board of Directors	105
Classes and Election of Directors	105
Removal of Directors	106
Filling Vacancies on the Board of Directors	106
Proxy Access	106
Calling Special Meetings of Shareholders	107
Notice of Meeting of Shareholders	107
Nomination of Director Candidates and Proposal of Business by Shareholders	107
Anti-Takeover Provisions; Dissenters’ Appraisal Rights	108
Indemnification of Directors and Officers; Limitation of Liability	110
Amendments to Certificates of Incorporation and By-laws	111
PROPOSAL 2 OF THE ORITANI SPECIAL MEETING – NON-BINDING, ADVISORY VOTE TO APPROVE THE COMPENSATION THAT WILL OR MAY BECOME PAYABLE TO THE NAMED EXECUTIVE OFFICERS OF ORITANI BASED ON OR RELATED TO THE MERGER	112
PROPOSAL 3 OF THE ORITANI SPECIAL MEETING – AUTHORIZATION TO VOTE ON ADJOURNMENT OR OTHER MATTERS	113
Vote Required for Approval	113
Recommendation of the Oritani Board of Directors	113

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

The following are answers to certain questions that you may have regarding the merger and the Oritani and Valley special meetings. We urge you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the Appendices to, and the documents incorporated by reference in, this document.

Q:	WHAT IS THE PURPOSE OF THIS DOCUMENT?

A:

This document serves as both a joint proxy statement of Oritani Financial Corp. (“Oritani”) and Valley National Bancorp (“Valley”) and a prospectus of Valley. As a joint proxy statement-prospectus, it is being provided to Oritani shareholders because the Oritani Board of Directors is soliciting their proxy for use at the Oritani special meeting of shareholders at which the Oritani shareholders will consider and vote on (i) approval of the merger agreement between Oritani and Valley pursuant to which Oritani will merge with and into Valley, (ii) approval, on a non-binding advisory basis, of the compensation that will or may become payable to the named executive officers of Oritani based on or related to the merger (the “executive compensation proposal”), and (iii) approval of the authorization of the Oritani Board of Directors to adjourn or postpone the Oritani special meeting to a later date, if necessary or appropriate, to solicit additional proxies in favor of approval of the merger agreement or to vote on other matters properly before such special meeting (the “Oritani adjournment proposal”).

As a joint proxy statement-prospectus, it is also being provided to Valley common shareholders because the Valley Board of Directors is soliciting their proxy for use at the Valley special meeting of common shareholders at which the Valley common shareholders will consider and vote on (i) approval of the issuance of up to 75,711,589 shares of Valley common stock in connection with the merger (the “Valley share issuance proposal”) and (ii) approval of the authorization of the Valley Board of Directors to adjourn or postpone the Valley special meeting to a later date, if necessary or appropriate, to solicit additional proxies in favor of approval of the Valley share issuance proposal or to vote on other matters properly before such special meeting (the “Valley adjournment proposal”). The 75,711,589 shares that Valley common shareholders are being asked to approve is the maximum number of shares that would be issuable in the transaction, including shares of Valley common stock to be issued upon the exercise of Oritani stock options.

As a prospectus, it is being provided to Oritani shareholders because Valley is offering to exchange shares of its common stock for their shares of Oritani common stock upon completion of the merger.

Q:	WHAT WILL ORITANI SHAREHOLDERS RECEIVE IN THE MERGER?

A:

Upon completion of the merger, Oritani shareholders will receive 1.60 shares of Valley common stock for each share of Oritani common stock that they hold, subject to the payment of cash in lieu of fractional shares. The foregoing is referred to in this document as the “merger consideration.” Based on the closing price of Valley common stock on NASDAQ on June 25, 2019, the last trading day before public announcement of the merger, the value of the per share merger consideration payable to holders of Oritani common stock would be $16.29. Based on the closing price of Valley common stock on NASDAQ on September 17, 2019, the last practicable trading date before the date of the attached joint proxy statement-prospectus, the value of the per share merger consideration payable to holders of Oritani common stock would be $17.62.

Q:	WHAT HAPPENS IF AN ORITANI SHAREHOLDER IS ELIGIBLE TO RECEIVE A FRACTION OF A SHARE OF VALLEY COMMON STOCK AS PART OF THE MERGER CONSIDERATION?

A:

Valley will not issue any fractional shares of Valley common stock in the merger. If the aggregate number of shares of Valley common stock that you are entitled to receive as part of the merger consideration includes a fraction of a share of Valley common stock, you will receive cash instead of that fractional share. Valley will pay to each former Oritani shareholder who holds fractional shares an amount in cash determined by multiplying the average of the closing sale prices of Valley common stock for the five full trading days ending on the trading day immediately preceding the closing date of the merger, which we refer to as the “average closing price,” by the fraction of a share of Valley common stock that such Oritani shareholder would otherwise be entitled to receive. See the section entitled “The Merger Agreement – Consideration” beginning on page 89 of this document.

Q:	I HOLD A STOCK OPTION GRANTED BY ORITANI. HOW WILL IT BE TREATED IN THE MERGER?

A:

Under the merger agreement, each outstanding Oritani stock option will vest only to the extent set forth in the Oritani stock plans and option grant agreements. Such, Oritani stock options will be converted, at the effective time of the merger, into Valley stock options to acquire Valley common stock where the number of shares of Valley common stock underlying such Valley stock options will be equal to the number of shares of Oritani common stock underlying such Oritani stock options multiplied by the exchange ratio and the exercise price per share of Valley common stock subject to such Valley stock options will be equal to the exercise price per share of Oritani common stock subject to such Oritani stock option divided by the exchange ratio. In all other respects, such Oritani stock options will be subject to the terms and conditions of the applicable Oritani stock plan and option grant agreement as in effective immediately prior to the effective time of the merger.

Q:	I HOLD RESTRICTED STOCK GRANTED BY ORITANI. HOW WILL IT BE TREATED IN THE MERGER?

A:

Under the merger agreement, each outstanding share of Oritani restricted stock under an Oritani stock plan will vest only to the extent set forth in the Oritani stock plans and award agreements. All shares of outstanding restricted stock that have vested as of the effective time of the merger will be converted into the right to receive the same consideration that holders of Oritani common stock are receiving in the merger, and all outstanding shares of restricted stock of Oritani that are unvested as of the effective time of the merger will be converted into shares of Valley restricted stock at the 1.60 exchange ratio.

Q:	AS AN ORITANI SHAREHOLDER, HOW DO I VOTE?

A:	Shares Held of Record. If you are a common shareholder of record of Oritani as of the Oritani record date, you may submit your proxy before the Oritani special meeting in one of the following ways:

•	Via internet at www.cstproxyvote.com;

•	Via telephone by calling 1 (866) 894-0536;

•	Complete, sign, date and return the enclosed Oritani proxy card in the enclosed postage-paid envelope; or

•	Vote in person at the Oritani special meeting.

Shares Held in Brokerage Accounts. If you hold your shares of common stock in street name (that is, you hold your shares of common stock through a broker, bank or other holder of record), your bank, broker or other holder of record will forward proxy materials and voting instructions that you must follow in order to vote your shares of common stock. You may receive more than one proxy card if your shares of common stock are registered in different names or are held in more than one account. If you hold your shares of common stock in street name and plan to attend the Oritani special meeting, you should bring either a copy of the voting instruction card provided by your broker or nominee or a recent brokerage statement showing your ownership of Oritani common stock as of the Oritani record date.

Shares Held in Oritani Bank Employee Stock Ownership Plan. Participants in the Oritani Bank Employee Stock Ownership Plan (the “Oritani ESOP”) will each receive a Voting Instruction Form that reflects all of the shares that the participant may direct the trustee to vote on his or her behalf under the Oritani ESOP. Under the terms of the Oritani ESOP, the Oritani ESOP trustee votes all shares held by the Oritani ESOP, but each Oritani ESOP participant may direct the trustee how to vote the shares of Oritani common stock allocated to his or her account. The Oritani ESOP trustee will vote all unallocated shares of Oritani common stock held by the Oritani ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions.

Shares Held in Oritani Bank 401(k) Plan. Participants in the Oritani Bank Employees’ Savings Plan (the “Oritani 401(k) Plan”) with an interest in the Oritani Financial Corp. Stock Fund (the “Oritani Stock Fund”) will receive a Voting Instruction Form that allows them to direct the Oritani 401(k) Plan trustee to vote their interest in the Oritani Stock Fund. If a participant does not direct the Oritani 401(k) Plan trustee how to vote his or her interests in the Oritani Stock Fund, the trustee will vote such interest in the same proportion as it has received timely voting instructions from other Oritani 401(k) Plan participants.

Q:	AS A VALLEY COMMON SHAREHOLDER, HOW DO I VOTE?

A:	Shares Held of Record. If you are a common shareholder of record of Valley as of the Valley record date, you may submit your proxy before the Valley special meeting in one of the following ways:

•	Use the toll-free number shown on your proxy card;

•	Visit the website shown on your proxy card to vote via the Internet;

•	Complete, sign, date and return the enclosed Valley proxy card in the enclosed postage-paid envelope; or

•	You may also cast your vote in person at the Valley special meeting.

Shares Held in Brokerage Accounts. If you hold your shares of common stock in street name (that is, you hold your shares of common stock through a broker, bank or other holder of record), your bank, broker or other holder of record will forward proxy materials and voting instructions that you must follow in order to vote your shares of common stock. You may receive more than one proxy card if your shares of common stock are registered in different names or are held in more than one account. If you hold your shares of common stock in street name and plan to attend the Valley special meeting, you should bring either a copy of the voting instruction card provided by your broker or nominee or a recent brokerage statement showing your ownership of Valley common stock as of the Valley record date.

Shares Held in Valley’s 401(k) Plan. If you are a participant in the Valley National Bank Savings and Investment Plan (the “Valley 401(k) Plan”), you may vote any shares of Valley common stock held in your Valley 401(k) Plan account as of the Valley record date ONLY by following the separate voting instructions provided by the Valley 401(k) Plan’s administrator. You may not vote the applicable shares by proxy or by ballot at the Valley special meeting.

Q:	WHY IS THE VOTE OF HOLDERS OF ORITANI COMMON STOCK IMPORTANT?

A:

The approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the Oritani common stock outstanding. If you do not vote by proxy, telephone or internet or in person at the Oritani special meeting, it will have the effect of a vote AGAINST approval of the merger agreement, but will have no effect on the vote to approve the executive compensation proposal or the Oritani adjournment proposal. Failure to vote, however, may affect whether a quorum is present.

Oritani is seeking a nonbinding advisory vote with respect to certain payments that will or may become payable to Oritani’s named executive officers based on or related to the merger. The vote with respect to the executive compensation proposal is advisory in nature and a vote for or against approval will not be binding on Oritani or the Oritani Board of Directors. Therefore, if the merger agreement is approved by Oritani’s shareholders, payments may still be paid to Oritani’s named executive officers if and to the extent required or allowed under applicable law even if Oritani shareholders do not approve the executive compensation proposal. Approval of the executive compensation proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the Oritani special meeting.

Approval of the Oritani adjournment proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the Oritani special meeting.

Q:	WHAT DOES THE ORITANI BOARD OF DIRECTORS RECOMMEND?

A:

The Oritani Board of Directors has unanimously approved the merger agreement and believes that the proposed merger is advisable and in the best interests of Oritani shareholders. Accordingly, the Oritani Board of Directors unanimously recommends that Oritani shareholders vote “FOR” approval of the merger agreement.

The Oritani Board of Directors also unanimously recommends a vote “FOR” approval of the executive compensation proposal and “FOR” approval of the Oritani adjournment proposal.

Q:	WHY IS THE VOTE OF HOLDERS OF VALLEY COMMON STOCK IMPORTANT?

A:

The approval by Valley common shareholders is required for Valley to issue up to 75,711,589 shares of common stock in connection with the merger, which is a condition to closing of the merger. The 75,711,589 shares that Valley common shareholders are being asked to approve is the maximum number of shares that would be issuable in the transaction, including shares of Valley common stock to be issued upon the exercise of Oritani stock options. Accordingly, if Valley common shareholders fail to approve the issuance of such shares of Valley common stock in connection with the merger, Valley cannot complete the merger. Approval of the Valley share issuance proposal requires the affirmative vote of a majority of the votes cast by the holders of Valley common stock at the Valley special meeting.

The Valley adjournment proposal requires the affirmative vote of a majority of the votes cast by the holders of Valley common stock at the Valley special meeting.

If you do not vote by proxy, telephone or internet or in person at the Valley special meeting, it will have no effect on the vote to approve either of these proposals but may affect whether a quorum is present.

Q:	WHAT DOES THE VALLEY BOARD OF DIRECTORS RECOMMEND?

A:

The Valley Board of Directors has unanimously approved the merger, and thereby the issuance of up to 75,711,589 shares of common stock in connection with the merger, and believes that the proposed merger is advisable and in the best interests of Valley shareholders and unanimously recommends that you vote “FOR” approval of the Valley share issuance proposal.

The Valley Board of Directors also unanimously recommends a vote “FOR” approval of the Valley adjournment proposal.

Q:	WHEN AND WHERE IS THE ORITANI SPECIAL MEETING?

A:	The Oritani special meeting is scheduled to be held at the Hackensack Golf Club, 880 Soldier Hill Road, Oradell, New Jersey, 07649, on November 14, 2019, at 9:00 a.m. (local time).

Q:	WHEN AND WHERE IS THE VALLEY SPECIAL MEETING?

A:	The Valley special meeting is scheduled to be held at 100 Furler Street, Totowa, New Jersey, 07512, on November 14, 2019, at 3:00 p.m. (local time).

Q:	IF MY SHARES OF COMMON STOCK ARE HELD IN STREET NAME BY MY BROKER, WILL MY BROKER AUTOMATICALLY VOTE MY SHARES OF COMMON STOCK FOR ME?

A:

No. Your broker cannot vote your shares of Oritani or Valley common stock, as applicable, without instructions from you. You should instruct your broker as to how to vote your shares of common stock, following the directions your broker provides to you. Please check the voting form used by your broker. Without instructions, your shares of common stock will not be voted at your respective company’s special meeting, which will have the effects described above.

Q:	WHAT IF I ABSTAIN FROM VOTING OR FAIL TO INSTRUCT MY BROKER?

A:

Abstentions will count as shares of Oritani or Valley common stock, as applicable, represented and entitled to vote at the respective company’s special meeting for purposes of determining a quorum but will not be counted as votes cast. Accordingly, abstentions at the Oritani special meeting are effectively a vote AGAINST the merger agreement but will have no effect on any of the other proposals at the Oritani special meeting and will have no effect at Valley special meeting. “Broker non-votes” are proxies received from brokers who, in the absence of specific voting instructions from beneficial owners of shares of Oritani or Valley common stock, as applicable, held in brokerage name, are unable to vote such shares in those instances where discretionary voting by brokers is not permitted. Broker non-votes will be counted toward a quorum at the Oritani special meeting and the Valley special meeting, as applicable, and will have the effect of a vote at the Oritani special meeting AGAINST approval of the merger agreement, but will have no effect on any other proposals at the Oritani or Valley special meetings.

Q:	CAN I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY?

A:	You may revoke your grant of a proxy at any time before it is voted by:

•	filing a written revocation of the proxy with the Secretary of Oritani or Valley, as the case may be;

•	executing a later Internet or telephone vote;

•	submitting a signed proxy card bearing a later date to the Secretary of Oritani or Valley, as the case may be; or

•	attending and voting in person at the respective company’s special meeting.

Oritani shareholders should send written revocations to Phillip M. Wyks, Corporate Secretary, Oritani Financial Corp., 370 Pascack Road, Township of Washington, New Jersey 07676. Attendance at the Oritani special meeting will not in and of itself revoke a proxy, unless you choose to cast a ballot at such special meeting.

Valley common shareholders should send written revocations to Ronald H. Janis, Secretary, Valley National Bancorp, One Penn Plaza, Suite 2930, New York, New York, 10119. Attendance at the Valley special meeting will not in and of itself revoke a proxy, unless you choose to cast a ballot at such special meeting.

If you vote by the Internet, you can change your vote at the Internet address shown on your Oritani or Valley proxy card, as applicable. The Internet voting system for Oritani shareholders is available 24 hours a day until 11:59 p.m., Eastern Time, on November 13, 2019. The Internet voting system for Valley shareholders is available 24 hours a day until 11:59 p.m., Eastern Time, on November 13, 2019.

If you vote by telephone, you can change your vote by using the toll-free telephone number shown on your Oritani or Valley proxy card, as applicable. The telephone voting system for Oritani shareholders is available 24 hours a day in the United States until 11:59 p.m., Eastern Time, on November 13, 2019. The telephone voting system for Valley shareholders is available 24 hours a day in the United States until 11:59 p.m., Eastern Time, on November 13, 2019.

Oritani shareholders may revoke their instructions to the Oritani 401(k) Plan’s administrator with respect to voting of the shares of common stock held in their Oritani 401(k) Plan account by submitting to the Oritani

401(k) Plan administrator a signed instruction card bearing a later date, provided that such new instruction card must be received by the Oritani 401(k) Plan administrator on or prior to the last date for submission of such instructions with respect to the Oritani special meeting designated in the separate voting instructions provided by the Oritani 401(k) Plan’s administrator. Oritani shareholders may revoke their instructions to the Oritani ESOP trustee with respect to voting of the shares of common stock held in the Oritani ESOP by submitting to the Oritani ESOP trustee a signed instruction card bearing a later date, provided that such new instruction card must be received by the Oritani ESOP trustee on or prior to the last date for submission of such instructions with respect to the Oritani special meeting designated in the separate voting instructions provided by the Oritani ESOP trustee.

Valley common shareholders may revoke their instructions to the Valley 401(k) Plan’s administrator with respect to voting of the shares of common stock held in their Valley 401(k) Plan account by submitting to the Valley 401(k) Plan administrator a signed instruction card bearing a later date, provided that such new instruction card must be received by the Valley 401(k) Plan administrator on or prior to the last date for submission of such instructions with respect to the Valley special meeting designated in the separate voting instructions provided by the Valley 401(k) Plan administrator.

Q:	IF I AM A HOLDER OF ORITANI COMMON STOCK WITH SHARES REPRESENTED BY STOCK CERTIFICATES, SHOULD I SEND IN MY ORITANI STOCK CERTIFICATES NOW?

A:

No. No later than five (5) business days following the effective time of the merger, Oritani shareholders will receive a letter of transmittal from American Stock Transfer & Trust Company, who has been appointed as the exchange agent for the Oritani common stock, which will provide them with instructions as to how they will exchange their Oritani common stock for Valley common stock. The shares of Valley common stock that Oritani shareholders will receive in the merger will be issued in book-entry form. Please do not send in Oritani stock certificates with the Oritani proxy card.

Q:	WHAT SHOULD ORITANI SHAREHOLDERS DO IF THEY HOLD THEIR SHARES OF ORITANI COMMON STOCK IN BOOK-ENTRY FORM?

A:

Oritani shareholders are not required to take any specific actions if their shares of Oritani common stock are held in book-entry form. After the completion of the merger, shares of Oritani common stock held in book-entry form will automatically be exchanged for shares of Valley common stock in book-entry form.

Q:	WHO CAN ORITANI SHAREHOLDERS CONTACT IF THEY CANNOT LOCATE THEIR ORITANI STOCK CERTIFICATE(S)?

A:	If Oritani shareholders are unable to locate their original Oritani stock certificate(s), they should contact Continental Stock Transfer & Trust Company, Oritani’s transfer agent, at 212-509-4000.

Q:	WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO ORITANI SHAREHOLDERS?

A:

We expect that for federal income tax purposes, the merger generally will not be a taxable event to Oritani shareholders. It is a condition to the completion of the merger that Oritani and Valley receive written opinions from their respective counsel to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Subject to the limitations and qualifications described in the section entitled “Proposal 1 of the Oritani Special Meeting – The Merger – Material Federal Income Tax Consequences of the Merger,” if you are a United States holder of Oritani common stock, generally you will not recognize any gain or loss with respect to the exchange of shares of Oritani common stock for shares of Valley common stock in the merger. However, Oritani shareholders generally will recognize gain or loss with respect to cash received instead of fractional shares of Valley common stock that the Oritani shareholders would otherwise be entitled to receive.

We urge Oritani shareholders to consult with their tax advisors to gain a full understanding of the tax consequences of the merger to them. Tax matters are very complicated, and, in many cases, the tax consequences of the merger will depend on Oritani shareholders’ particular facts and circumstances. See “Proposal 1 of the Oritani Special Meeting – The Merger – Material Federal Income Tax Consequences of the Merger,” beginning at page 84.

Q:	DO ORITANI SHAREHOLDERS HAVE THE RIGHT TO DISSENT FROM THE MERGER?

A:

No. Under the provisions of the Delaware General Corporation Law (the “DGCL”), the holders of Oritani common stock are not entitled to dissenters’ rights in the merger. See “Proposal 1 of the Oritani Special Meeting – The Merger – No Dissenters’ Rights,” beginning at page 87.

Q:	ARE THERE ANY REQUIRED REGULATORY OR OTHER CONDITIONS TO THE MERGER?

A:

Yes. The merger must be approved by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and the Office of the Comptroller of the Currency (the “OCC”). Valley received approval of the merger from the OCC on August 22, 2019. The receipt of a waiver or, if necessary, approval of the Federal Reserve Board is still necessary. As of the date of this joint proxy statement-prospectus, Valley has requested that the Federal Reserve Board waive its application requirement. While Valley does not know of any reason why it would not obtain this waiver or, if necessary, approval in a timely manner, Valley cannot be certain when or if it will receive the requested Federal Reserve Board waiver or, if necessary, Federal Reserve Board approval.

In addition, the merger agreement must be approved by the Oritani shareholders and the Valley share issuance proposal must be approved by Valley common shareholders.

While Valley common shareholders are not voting on approval of the merger agreement, they effectively have a vote to approve the merger agreement because they have a vote to approve the Valley share issuance proposal, which is required to consummate the merger.

Completion of the merger is also subject to certain other customary closing conditions that must be satisfied. See “The Merger Agreement – Conditions to Complete the Merger,” beginning at page 99.

Q:	IS THERE OTHER INFORMATION I SHOULD CONSIDER?

A:

Yes. Much of the business and financial information about Oritani or Valley that may be important to you is not included in this document. Instead, that information is incorporated by reference to documents separately filed by Valley and Oritani with the Securities and Exchange Commission (the “SEC”). This means that Oritani or Valley may satisfy its disclosure obligations to you by referring you to one or more documents separately filed by it with the SEC. See “Information Incorporated by Reference” beginning at page 126 for a list of documents that Oritani and Valley have incorporated by reference into this joint proxy statement-prospectus and for instructions on how to obtain copies of those documents. The documents are available to you without charge.

Q:	WHAT IF THERE IS A CONFLICT BETWEEN DOCUMENTS?

A:

You should rely on the LATER FILED DOCUMENT. Information in this joint proxy statement-prospectus may update information contained in one or more of the Oritani or the Valley documents incorporated by reference. Similarly, information in documents that Oritani or Valley may file after the date of this joint proxy statement-prospectus may update information contained in this joint proxy statement-prospectus or information contained in previously filed documents. Later dated documents filed with the SEC and incorporated by reference update and, in the event of a conflict, supersede earlier documents filed with the SEC.

Q:	WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A:

We are working toward completing the merger as quickly as possible and intend to close the merger in the fourth quarter of 2019. We cannot close the merger until after Oritani shareholders approve the merger agreement, the Valley common shareholders approve the Valley share issuance proposal and all regulatory approvals have been obtained, among other conditions.

Q:

ARE THERE ANY RISKS THAT I SHOULD CONSIDER IN DECIDING WHETHER TO VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT, THE APPROVAL OF THE VALLEY SHARE ISSUANCE PROPOSAL, OR THE APPROVAL OF THE OTHER PROPOSALS TO BE CONSIDERED AT THE ORITANI SPECIAL MEETING AND THE VALLEY SPECIAL MEETING, RESPECTIVELY?

A:

Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 35. You also should read and carefully consider the risk factors of Oritani and Valley contained in the documents that are incorporated by reference into this joint proxy statement-prospectus.

Q:	WHO SHOULD I CALL WITH QUESTIONS OR TO OBTAIN ADDITIONAL COPIES OF THIS JOINT PROXY STATEMENT-PROSPECTUS?

A:

If you are an Oritani shareholder and have questions about the Oritani special meeting or if you need additional copies of this joint proxy statement-prospectus, you should contact Oritani’s proxy solicitor at the address or telephone number listed below:

Alliance Advisors, LLC.

200 Broadacres Drive, Suite 300

Bloomfield, New Jersey 07003

Shareholders please call 855-973-0095

Banks and brokers please call: 973-873-7780

If you are a Valley shareholder and have questions about the Valley special meeting or if you need additional copies of this joint proxy statement-prospectus, you should contact Valley’s proxy solicitor at the address or telephone number listed below:

EQ Proxy

90 Park Avenue

New York, New York 10016

(833) 503-4127

SUMMARY

This summary highlights selected information in this joint proxy statement-prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement-prospectus and the other documents we refer you to for a more complete understanding of the matters being considered at the special meetings. In addition, we incorporate by reference important business and financial information about Oritani and Valley into this joint proxy statement-prospectus. You may obtain the information incorporated by reference into this joint proxy statement-prospectus without charge by following the instructions in the section entitled “Information Incorporated by Reference” beginning on page 126 of this joint proxy statement-prospectus.

This joint proxy statement-prospectus, including information included or incorporated by reference in this joint proxy statement-prospectus, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between Valley and Oritani, including future financial and operating results and performance; statements about Valley’s and Oritani’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “views,” “seeks,” “estimates,” “predicts,” “continues,” “allows,” “reflects,” “typically,” “usually,” “will,” “should,” “may” or the negative of these terms or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of Valley’s and Oritani’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Valley and Oritani. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements. See “Forward-Looking Statements” on page 42.

What this Document is About

The Board of Directors of Oritani and the Board of Directors of Valley have each approved an Agreement and Plan of Merger for the merger of Oritani with and into Valley. In order to complete the merger, the shareholders of Oritani must approve the merger agreement and the common shareholders of Valley must approve the issuance of up to 75,711,589 shares of Valley common stock in connection with the merger. The 75,711,589 shares that Valley common shareholders are being asked to approve is the maximum number of shares that would be issuable in the transaction, including shares of Valley common stock to be issued upon the exercise of Oritani stock options. The Oritani Board of Directors has called a special meeting of Oritani shareholders to vote on approval of the merger agreement, to vote on approval of the executive compensation proposal, and to vote on approval of the Oritani adjournment proposal. The Valley Board of Directors has called a special meeting of Valley common shareholders to vote on approval of the Valley share issuance proposal and to vote on approval of the Valley adjournment proposal. This document is the joint proxy statement used by the Oritani Board of Directors and the Valley Board of Directors to solicit proxies for their respective company’s special meeting. It is also the prospectus of Valley regarding the Valley common stock to be issued to Oritani common shareholders if the merger is completed.

Oritani Special Meeting (page 46)

Shares Entitled to Vote (page 46)	The Oritani Board of Directors has selected September 16, 2019 as the record date for the Oritani special meeting. Each of the 45,100,052 shares of Oritani common stock outstanding on the record date is entitled to vote at the Oritani special meeting.

As of the Oritani record date, directors and executive officers of Oritani and their affiliates beneficially owned a total of 4,711,799 shares or 10.4% of the outstanding Oritani common stock. As of the Oritani record date, none of Valley’s directors or executive officers, or their respective affiliates, had the right to vote any shares of Oritani common stock entitled to be voted at the Oritani special meeting.

Quorum (page 46)	The presence at the special meeting, in person or by proxy, of holders of a majority of outstanding shares of Oritani common stock as of the Oritani record date will constitute a quorum for the transaction of business. If you submit a properly completed proxy or if you appear at the Oritani special meeting to vote in person, your shares of Oritani common stock will be counted for purposes of determining whether a quorum is present. Abstentions and broker non-votes will be counted as present to determine if a quorum for the transaction of business exists.

If there is no quorum present, the holders of a majority of the shares of common stock present in person or represented by proxy at the Oritani special meeting may adjourn such special meeting.

Oritani Vote Required to Approve the Merger Agreement (page 46)	Approval of the merger agreement requires the affirmative vote of the holders of a majority of the shares of Oritani common stock outstanding.

Vote Required to Approve the Executive Compensation Proposal (page 47)	Approval of the executive compensation proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the Oritani special meeting. The vote with respect to the executive compensation proposal is advisory in nature and a vote “FOR” or “AGAINST” approval will not be binding on Oritani or the Oritani Board of Directors. Therefore, if the merger agreement is approved by Oritani’s shareholders, payments may still be made to Oritani’s named executive officers if and to the extent required or allowed under applicable law, even if Oritani shareholders do not approve the executive compensation proposal.

Vote Required to Approve the Oritani Adjournment Proposal (page 47)	Approval of the Oritani adjournment proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the Oritani special meeting.

Voting Agreements (page 46)

In connection with the execution of the merger agreement, Valley entered into voting agreements with each Oritani director. Pursuant to the voting agreements, the Oritani directors have each agreed to vote the shares of Oritani common stock beneficially owned by them (whether solely or jointly with others), and which the director has the power to vote or direct the voting of, in favor of approval of the merger agreement. As of June 25, 2019, the date on which the voting agreements were executed, the Oritani directors that are a party to these voting agreements beneficially owned a total of 4,348,370 shares of common stock representing approximately 9.64% of the outstanding Oritani common stock. Those agreements do not restrict the directors from taking action under or relating to the merger agreement in accordance with their fiduciary duties as directors.

Valley Special Meeting (page 49)

Shares Entitled to Vote (page 49)	The Valley Board of Directors has selected September 16, 2019 as the record date for the Valley special meeting. Each of the 331,805,866 shares of Valley common stock outstanding on the record date is entitled to vote at the Valley special meeting.

As of the Valley record date, directors and executive officers of Valley and their affiliates owned or had the right to vote a total of 7,160,086 shares or 2.16% of the outstanding Valley common stock. As of the Valley record date, none of Oritani’s directors or executive officers, or their respective affiliates, had the right to vote any shares of Valley common stock entitled to be voted at the Valley special meeting, except for Kevin J. Lynch, who owns and has the right to vote 10,000 shares of Valley common stock.

Quorum (page 49)	The presence at the special meeting, in person or by proxy, of holders of a majority of the issued and outstanding shares of Valley common stock as of the Valley record date will constitute a quorum for the transaction of business. If you submit a properly completed proxy or if you appear at the Valley special meeting to vote in person, your shares of Valley common stock will be considered part of the quorum. Abstentions and broker non-votes will be counted as present to determine if a quorum for the transaction of business is present.

Vote Required to Approve the Valley Share Issuance Proposal (page 49)	The affirmative vote of a majority of the votes cast by the holders of Valley common stock at the Valley special meeting is required to approve the Valley share issuance proposal.

Vote Required to Approve the Valley Adjournment Proposal (page 49)	The affirmative vote of a majority of the votes cast by the holders of Valley common stock at the Valley special meeting is required to approve the Valley adjournment proposal.

The Companies

Valley	Valley, a New Jersey corporation, is the bank holding company for Valley National Bank. Valley is a regional bank holding company with approximately $33 billion in assets as of June 30, 2019. Its principal subsidiary, Valley National Bank, currently operates many convenient branch locations throughout northern and central New Jersey, the New York City boroughs of Manhattan, Brooklyn and Queens, Long Island, New York, Florida and Alabama. Valley’s principal executive offices are located at One Penn Plaza, Suite 2930, New York, New York, and its telephone number is (973) 305-8800.

Oritani	Oritani, a Delaware corporation, is the stock holding company for Oritani Bank. Oritani is a savings and loan holding company headquartered in the Township of Washington, New Jersey, with consolidated assets of $4.1 billion as of June 30, 2019. Oritani’s principal subsidiary, Oritani Bank, is a New Jersey chartered savings bank, which operates lending offices in New York City and Cherry Hill, New Jersey and 25 branch offices located in the New Jersey counties of Bergen, Hudson, Essex and Passaic. Oritani’s principal executive offices are located at 370 Pascack Road, Township of Washington, New Jersey 07676, and its telephone number is (201) 664-5400.

The Merger (page 89)

General Description (page 89)	Pursuant to the merger agreement, Oritani will merge with and into Valley, with Valley as the surviving entity. Immediately following the merger, Oritani’s wholly-owned subsidiary, Oritani Bank, will merge with and into Valley’s wholly-owned subsidiary, Valley National Bank, with Valley National Bank as the surviving bank.

The merger is expected to occur on a date which is the last day of the month which is three (3) business days following the last to occur of (i) the receipt of all necessary regulatory and governmental approvals and consents (and the expiration of all statutory waiting periods in respect thereof) and (ii) the satisfaction or waiver of all other conditions to closing, unless the parties agree in writing to a different date. The terms of the proposed merger are set forth in a merger agreement signed by Oritani and Valley. A copy of the merger agreement is attached as Appendix A to this document and is incorporated herein by reference.

Consideration to Oritani Shareholders (page 89)	In the merger, Oritani shareholders will receive 1.60 shares of Valley common stock for each share of Oritani common stock that they hold, subject to the payment of cash in lieu of fractional shares.

Assuming all of the outstanding Oritani stock options are exercised and all of the outstanding shares of Oritani restricted stock have vested prior to the closing of the merger, the parties currently estimate that Valley will issue approximately 75.7 million shares of its common stock in connection with the merger.

Share Information and Market Prices (page 33)

Valley common stock is listed on the NASDAQ under the symbol “VLY” and Oritani common stock is listed on NASDAQ under the symbol “ORIT.” The following table shows the closing prices of Valley common stock and Oritani common stock on June 25, 2019, the last trading day before the announcement of the merger, the closing prices of Valley common stock and Oritani common stock on September 17, 2019, the last practicable trading date before the date of this joint proxy statement-prospectus, and the equivalent value of one share of Oritani common stock on each date giving effect to the merger. The equivalent value of one share of Oritani common stock is computed by multiplying the price of a share of Valley common stock by the 1.60 exchange ratio. You should obtain current market quotations for Valley and Oritani common stock. Because the exchange ratio is fixed and trading prices fluctuate, Oritani shareholders are not assured of receiving any specific market value of Valley common stock.

Date	Closing Sale Price Per Share of Valley Common Stock	Closing Sale Price Per Share of Oritani Common Stock	Equivalent Value of Consideration Per Share of Oritani Common Stock
June 25, 2019	$10.18	$16.21	$16.29
September 17, 2019	$11.01	$18.02	$17.62

Oritani Stock Options (page 89)	Each outstanding Oritani stock option will vest only to the extent set forth in the Oritani stock plans and option grant agreements. In addition, such Oritani stock options will be converted, at the effective time of the merger, into Valley stock options to acquire Valley common stock where the number of shares of Valley common stock underlying such Valley stock options will be equal to the number of shares of Oritani common stock underlying such Oritani stock options multiplied by the exchange ratio and the exercise price per share of Valley common stock subject to such Valley stock options will be equal to the exercise price per share of Oritani common stock subject to such Oritani stock option divided by the exchange ratio.

Oritani Restricted Stock (page 89)	Each outstanding share of Oritani restricted stock under an Oritani stock plan will vest only to the extent set forth in the Oritani stock plans and award agreements. All outstanding shares of restricted stock that have vested as of the effective time of the merger will be converted into the right to receive the same consideration as holders of Oritani common stock are receiving in the merger, and all shares of restricted stock that are unvested as of the effective time of the merger will be converted into shares of Valley restricted stock at the 1.60 exchange ratio, subject to adjustment as provided under the relevant Oritani stock plan and award agreement for such Oritani restricted stock.

Listing of Valley Common Stock (page 100)	The shares of Valley common stock to be issued in the merger will be listed on the NASDAQ Global Select Market, where Valley common stock is currently listed.

Tax-Free Nature of the Merger (page 84)

The merger is intended to be treated as a reorganization within the meaning of Section 368(a) of the Code, and it is a condition to our respective obligations to complete the merger that each of Valley and Oritani receive a legal opinion to that effect. Accordingly, U.S. holders of Oritani common stock generally will not recognize any gain or loss on the exchange of shares of Oritani common stock for shares of Valley common stock. However, a U.S. holder of Oritani common stock generally will be subject to U.S. federal income tax on cash received in lieu of any fractional share of Valley common stock that a holder would otherwise be entitled to receive.

Tax matters are very complicated, and the tax consequences of the merger to each Oritani shareholder will depend on the facts of that shareholder’s particular situation. We urge you to read the more complete description of the merger’s tax consequences beginning on page 84 and to consult with your own tax advisor regarding the specific tax consequences of the merger to you under applicable tax laws.

Exchanging Oritani Common Stock Certificates (page 90)	Not later than 5 business days following the closing of the merger, Oritani shareholders will receive a letter of transmittal and instructions for exchanging their Oritani common stock certificates. In order to receive their Valley common stock, Oritani shareholders must send their stock certificates to American Stock Transfer & Trust Company, who is acting as the exchange agent for the exchange of Oritani common stock, after the closing. Oritani shareholders will need to carefully review and complete these materials and return them as instructed along with their stock certificates for Oritani common stock.

If Oritani shareholders do not have stock certificates but hold shares of Oritani common stock with their broker in “street name,” the shares will be exchanged for them by their broker.

Dividends (page 33)	On August 16, 2019, Oritani paid a quarterly cash dividend of $0.25 per share of Oritani common stock with respect to the quarter ended June 30, 2019. All quarterly cash dividends declared and paid thereafter by Oritani are permitted under the merger agreement to be equal to $0.18 per share of Oritani common stock; provided, that, for each quarter beginning in the fourth calendar quarter of 2019 until the effective time of the merger, Oritani will have a record and payment date for its quarterly cash dividend consistent with Valley’s record and payment date (it being the intention of the parties to the merger agreement that holders of Oritani common stock will not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of Oritani common stock and any shares of Valley common stock any such holder receives in the merger).

Reselling the Stock You Receive in the Merger	The shares of Valley common stock, if any, to be issued in the merger will be registered under the Securities Act of 1933, as amended. You may freely transfer those shares after you receive them.

Recommendation of Oritani Board of Directors (page 59)	The Oritani Board of Directors unanimously approved the merger agreement and the proposed merger. The Oritani Board of Directors believes that the merger agreement, including the merger, is in the best interests of Oritani and its shareholders, and therefore unanimously recommends that Oritani shareholders vote “FOR” the approval of the merger agreement.

Opinion of Oritani’s Financial Advisor (page 68)	In connection with the merger, Oritani’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), delivered a written opinion, dated June 25, 2019, to the Oritani board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Oritani common stock of the exchange ratio in the proposed merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Appendix B to this document. The opinion was for the information of, and was directed to, the Oritani Board of Directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion does not address the underlying business decision of Oritani to engage in the merger or enter into the merger agreement or constitute a recommendation to the Oritani Board of Directors in connection with the merger, and it does not constitute a recommendation to any holder of Oritani common stock or any shareholder of any other entity as to how to vote or act in connection with the merger or any other matter.

Holders of Oritani Common Stock Do Not Have Dissenters’ Rights (page 87)	Dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares in cash as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters’ rights are not available in all circumstances, and exceptions to these rights are provided under the DGCL. Under the provisions of the DGCL, the holders of Oritani common stock are not entitled to dissenters’ rights in the merger. See the section entitled “Proposal 1 of the Oritani Special Meeting – The Merger – No Dissenters’ Rights” on page 87.

Conditions That Must Be Satisfied or Waived for the Merger to Occur (page 99)	Currently, we expect to complete the merger during the fourth quarter of 2019. As more fully described in this document and in the merger agreement, the completion of the merger depends on a number of customary closing conditions being satisfied or, where legally permissible, waived. These conditions include, among others, the receipt of the requisite approvals of Oritani and Valley shareholders, the receipt of all required regulatory approvals, consents, exemptions or waivers, including from the Federal Reserve Board and the OCC, and the receipt of legal opinions by each company regarding the United States federal income tax treatment of the merger. Valley received approval of the merger from the OCC on August 22, 2019.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (page 100)	Oritani and Valley may mutually agree to terminate the merger agreement before completing the merger, even after their respective common shareholders’ approval.

The merger agreement can be terminated by either party in any of the following circumstances:

•

the merger has not been completed by April 30, 2020, unless the failure to complete the merger by that time was due to a material breach of a representation, warranty, covenant or agreement by the party seeking to terminate the merger agreement;

•	the Oritani or Valley common shareholders fail to approve the merger agreement at the their respective meeting of shareholders (or any adjournment or postponement thereof);

•

any required regulatory approval has been denied by final, non-appealable action by such governmental entity, provided that the failure to receive such approval was not the result of such party’s failure to comply with the merger agreement; or

•

the other party breaches any of its representations, warranties, covenants or other agreements contained in the merger agreement and such breach is not cured within 30 days following notice or cannot be cured prior to April 30, 2020 and would result in (i) the failure to satisfy any of the closing conditions by April 30, 2020, or (ii) a material adverse effect on the party committing such breach, provided that the terminating party is not in material breach of any representation, warranty, covenant or agreement.

The merger agreement can be terminated by Valley, if, among other things: in any of the following circumstances (among others):

•

prior to receipt of the Oritani shareholders’ approval, Oritani, its Board of Directors or any committee of its Board of Directors (1) withdraws, modifies or qualifies in a manner adverse to Valley, or refuses to make, the recommendation that its common shareholders approve the merger agreement or adopts, approves, recommends, endorses or otherwise declares advisable certain other business combination proposals, (2) fails to recommend the merger and the approval of the merger agreement by its common shareholders, (3) breaches its non-solicitation obligations under the merger agreement in any material respect adverse to Valley, or (4) in response to a tender or exchange offer for 10% or more of the outstanding shares of Oritani’s common stock being commenced (other than by Valley or a subsidiary thereof), recommends that its common shareholders tender their shares or otherwise fails to recommend that their common shareholders reject such offer; or

•	Oritani cannot meet the closing conditions by April 30, 2020.

The merger agreement can be terminated by Oritani, if, among other things:

•	prior to receipt of the Oritani shareholders’ approval, Oritani receives a proposal that the Oritani Board of Directors concludes to be more favorable than the merger with Valley and enters into an acquisition agreement with a third-party with respect to such superior proposal; or

•

prior to receipt of the Oritani shareholders’ approval, the Oritani Board of Directors determines in good faith, after consultation with Oritani’s counsel and financial advisor, that the Oritani Board of Directors would be breaching its fiduciary duties under applicable law by not withdrawing its recommendation to Oritani shareholders of approval of the merger with Valley or by not entering into an agreement which is intended to or is reasonably likely to lead to an acquisition proposal; or

•	Valley cannot meet the closing conditions by April 30, 2020; or

•

as of the date on which the last required approval of a governmental entity is obtained with respect to the merger, without regard to any requisite waiting period (the “determination date”), (i) the volume-weighted average price, rounded to the nearest one-tenth of a cent, of Valley common stock for the ten (10) trading day period ending on the trading date immediately preceding the determination date (the “average determination price”), is less than 80% of the volume-weighted average price of Valley common stock for the ten trading day period ending on June 24, 2019, rounded to the nearest one-tenth of a cent (the “Valley starting price”); and (ii) the number obtained by dividing the average determination price by the Valley starting price is less than the number obtained by dividing (A) the average, rounded to the nearest one-tenth of a cent, of the closing prices of the KBW NASDAQ Regional Banking Index for the same trading days used in calculating the average determination price by (B) the average, rounded to the nearest one-tenth of a cent, of the closing prices of the KBW NASDAQ Regional Banking Index for the same trading days used in calculating the Valley starting price, and subtracting 0.20 from such quotient. However, if Oritani chooses to exercise this termination right, Valley has the option, within five days of receipt of notice from Oritani, to adjust the merger consideration and prevent termination under this provision.

For a more complete description of these and other termination rights available to Oritani and Valley, see page 100.

Termination Fee and Termination Expenses (page 101)

Under certain circumstances described in the merger agreement in connection with the termination of the merger, including circumstances involving if the merger agreement is terminated and Oritani is acquired or executes a definitive agreement to be acquired by another entity within 12 months after the termination, Valley is entitled to receive a termination fee from Oritani of $28 million, plus Valley’s reasonable out-of-pocket expenses up to $1.8 million. Under certain circumstances, if the merger agreement is terminated by

Valley or Oritani due to the breach by the other party of any representations, warranties, covenants or other agreements contained in the merger agreement and such breach is not cured and would result in the failure to satisfy any of the closing conditions by April 30, 2020 or a material adverse effect on the party committing such breach, then the non-breaching party is entitled to receive reasonable out of pocket expenses up to $1.8 million from the breaching party. For a more complete description of the termination fee and termination expenses potentially payable under the merger agreement, see page 101.

Valley Board of Directors Following Completion of the Merger (page 90)	Valley has agreed to increase the size of its Board of Directors by one director and to elect Kevin J. Lynch, Chairman, President and Chief Executive Officer of Oritani, to serve as a Valley director, subject to his meeting Valley’s qualifications for service on Valley’s Board of Directors.

Oritani has Agreed Not to Solicit Alternative Transactions (page 97)	In the merger agreement, Oritani has agreed not to initiate, solicit or knowingly encourage or facilitate inquiries with, or engage in negotiations with, or provide any information to, any person other than Valley concerning an acquisition transaction involving Oritani or Oritani Bank. However, Oritani may take certain of these actions if its Board of Directors determines that it should do so. This determination by the Oritani Board of Directors must be made after such Board of Directors consults with counsel and its financial advisor, and must be in accordance with the Oritani Board of Directors’ fiduciary duties. This restriction may deter other potential acquirors of Oritani.

The Rights of Oritani Shareholders Will Change as a Result of the Merger (page 105)	The rights of Oritani shareholders are governed by Delaware law, as well as the Oritani Certificate of Incorporation, and the Oritani By-laws. After completion of the merger, the rights of former Oritani shareholders who receive Valley common stock in the merger will be governed by New Jersey law and the Valley Restated Certificate of Incorporation and the Valley By-laws. For a description of the material differences in shareholder rights, see the section entitled “Comparison of the Rights of Shareholders of Valley and Oritani” beginning on page 105.

Interests of Oritani’s Directors and Executive Officers in the Merger (page 59)	In considering the information contained in this document, you should be aware that Oritani’s executive officers and directors have employment and other compensation agreements or plans that give them financial interests in the merger that are different from, or in addition to, the interests of Oritani shareholders generally. The Oritani Board of Directors was aware of these interests at the time it approved the merger agreement. These interests include, among other things:

On the record date of the Oritani special meeting, directors and executive officers of Oritani and their affiliates beneficially owned a total of 4,711,799 shares or 10.4% of the outstanding Oritani common stock on such date.

Certain Oritani directors and executive officers have interests in the merger as individuals in addition to, or different from, their interests as shareholders, such as receiving salaries or other benefits.

Kevin J. Lynch, Chairman, President and Chief Executive Officer, John M. Fields, Jr., Executive Vice President and Chief Financial Officer, Louis Manderino, Executive Vice President and Chief Risk Officer, Kurt Breitenstein, Executive Vice President and Chief Lending Officer, and Philip M. Wyks, Senior Vice President and Corporate Secretary, and two other executive officers have employment agreements that generally provide for cash severance payments if the executive officer’s employment is terminated for any reason (other than cause, death, or disability) following a change in control during the term of the agreement.

Additionally, six other executive officers have change in control agreements that generally provide for cash severance payments if the executive officer’s employment is terminated involuntarily without cause or voluntarily for good reason following a change in control during the term of the agreement.

Pursuant to the merger agreement, Valley will honor the existing employment and change in control arrangements between Oritani and its executive officers and will pay out Oritani directors and executive officers in accordance with the terms of certain Oritani benefit plans that will be terminated in connection with the merger.

Valley has agreed to indemnify the directors and officers of Oritani against certain liabilities for a six-year period following the merger.

For additional information on the benefits of the merger to Oritani directors and management, see page 59.

Litigation Related to the Merger (page 88)	On September 6, 2019, one purported Oritani shareholder filed a lawsuit against Oritani and the members of the Oritani Board of Directors in the United States District Court for the Southern District of New York, captioned Polakoff v. Oritani Financial Corp. et al., Docket No. 1:19-cv-08309. The plaintiff generally alleges that the registration statement filed with the SEC on August 30, 2019 contains materially misleading omissions or misrepresentations in violation of Section 14(a) and Section 20(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder. The plaintiff seeks injunctive relief, unspecified damages, and an award of attorneys’ fees and expenses.

On September 13, 2019, one purported Oritani shareholder filed a lawsuit against Oritani and the members of the Oritani Board of Directors in the United States District Court for the Southern District of New York, captioned Kravcenko v. Oritani Financial Group, Inc. et al., Docket No. 1:19-cv-08527. The plaintiff generally alleges that the registration statement filed with the SEC on August 30, 2019 contains materially misleading omissions or misrepresentations in violation of Section 14(a) and Section 20(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder. The plaintiff seeks injunctive relief, unspecified damages, and an award of attorneys’ fees and expenses.

On September 13, 2019, one purported Oritani shareholder filed a putative class action lawsuit against Oritani, the members of the Oritani Board of Directors and Valley in the United States District Court for the District of Delaware, captioned Parshall v. Oritani Financial Group, Inc. et al., Docket No. 1:19-cv-01729. The plaintiff, on behalf of himself and similarly situated Oritani shareholders, generally alleges that the registration statement filed with the SEC on August 30, 2019 contains materially misleading omissions or misrepresentations in violation of Section 14(a) and Section 20(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder. The plaintiff seeks injunctive relief, unspecified damages, and an award of attorneys’ fees and expenses.

Oritani and Valley are reviewing the complaints and have not yet formally responded. Although the ultimate outcome of these actions cannot be predicted with certainty, Oritani and Valley believe that these lawsuits are without merit and intend to defend against these actions vigorously.

Other Proposals at Oritani Special
Meeting (page 112)

Approval of the Executive Compensation Proposal (page 112)	In accordance with SEC rules, Oritani is providing its shareholders with the opportunity to vote on approval, on a non-binding advisory basis, of the compensation that will or may become payable to the named executive officers of Oritani based on or related to the merger, as described on page 112, and the associated narrative discussion. The Oritani Board of Directors unanimously recommends that Oritani shareholders vote “FOR” approval of the executive compensation proposal.

Approval of the Oritani Adjournment Proposal (page 113)	Oritani shareholders are being asked to approve a proposal to authorize the Oritani Board of Directors to adjourn or postpone the Oritani special meeting to a later date, if necessary or appropriate, to solicit additional proxies in favor of approval of the merger agreement or vote on other matters properly before such special meeting. The Oritani Board of Directors unanimously recommends that Oritani shareholders vote “FOR” the Oritani adjournment proposal.

Approval of the Issuance of up to 75,711,589
Shares
of Valley Common Stock
in Connection with the Merger
(page 114)

Approval of the Valley Share Issuance Proposal (page 114)	As a condition to the closing of the transactions contemplated by the merger agreement, Valley shareholders are required to approve the issuance of up to 75,711,589 shares of Valley common stock in connection with the merger. The 75,711,589 shares that Valley common shareholders are being asked to approve is the maximum number of shares that would be issuable in the transaction, including shares of Valley common stock to be issued upon the exercise of Oritani stock options. Accordingly, if Valley common shareholders fail to approve the proposed issuance of Valley common stock, Valley cannot complete the merger. The Valley Board of Directors unanimously recommends that Valley common shareholders vote “FOR” approval of the Valley share issuance proposal.

Opinion of Valley’s Financial Advisor (page 114)	At the meeting of the Valley Board of Directors on June 25, 2019, Valley’s financial advisor, J.P. Morgan Securities LLC (“J.P. Morgan”), rendered its oral opinion to the Valley Board of Directors, subsequently confirmed in writing, that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Valley.

The full text of J.P. Morgan’s opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Appendix C to this joint proxy statement- prospectus and is incorporated herein by reference. The summary of the J.P. Morgan opinion set forth in this joint proxy statement-prospectus is qualified in its entirety by reference to the full text of such opinion. Valley’s shareholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Valley Board of Directors (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed merger, was directed only to the exchange ratio in the merger and did not address any other aspect of the merger. J.P. Morgan expressed no opinion as to the fairness of the exchange ratio to the holders of any class of securities, creditors or other constituencies of Valley or as to the underlying decision by Valley to engage in the merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any shareholder of Valley as to how such shareholder should vote with respect to the proposed merger or any other matter.

For more information, see the section entitled “Proposal 1 of the Valley Special Meeting – Issuance of up to 75,711,589 Shares of Valley Common in Connection with the Merger – Opinion of Valley’s Financial Advisor” beginning on page 114 of this joint proxy statement-prospectus and the copy of the J.P. Morgan opinion included in this joint proxy statement-prospectus as Appendix C.

Other Proposal at Valley Special Meeting (page 124)

Approval of the Valley

Adjournment Proposal (page 124)	Valley shareholders are being asked to approve a proposal to authorize the Valley Board of Directors to adjourn or postpone the Valley special meeting to a later date, if necessary or appropriate, to solicit additional proxies in favor of approval of the Valley share issuance proposal or to vote on other matters properly before such special meeting. The Valley Board of Directors unanimously recommends that Valley shareholders vote “FOR” the Valley adjournment proposal.

Risk Factors (page 35)	You should consider all the information contained in or incorporated by reference into this document in deciding how to vote for the proposals presented in the document. In particular, you should consider the factors described under “Risk Factors” beginning on page 35.

SELECTED HISTORICAL FINANCIAL DATA OF VALLEY

Valley is providing the following information to aid you in your analysis of the financial aspects of the merger. Valley derived the financial information as of and for the fiscal years ended December 31, 2014 through December 31, 2018 from its historical audited financial statements for these fiscal years. Valley derived the financial information as of and for the six months ended June 30, 2018 and 2019 from its unaudited financial statements, which financial statements include, in the opinion of Valley’s management, all adjustments, consisting of normal and recurring adjustments, necessary for a fair statement of those results. The per common share data below have been restated to give retroactive effect to stock splits and stock dividends.

The results for the six months ended June 30, 2019 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2019. This information is only a summary, and you should read it in conjunction with Valley’s consolidated financial statements and the related notes contained in Valley’s periodic reports filed with the SEC that have been incorporated by reference in this joint proxy statement-prospectus. See “Information Incorporated by Reference” beginning on page 126.

(dollars in thousands, except per share data)	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
	(Unaudited)	(Unaudited)
Selected Financial Condition Data:
Total assets	$33,027,741	$30,182,979	$31,863,088	$24,002,306	$22,864,439	$21,612,616	$18,792,491
Loans and loans held for sale	25,838,803	23,267,386	25,070,624	18,346,699	17,293,811	16,059,489	13,498,208
Allowance for loan losses	(155,105)	(138,762)	(151,859)	(120,856)	(114,419)	(106,178)	(102,353)
Investment securities	3,847,586	3,863,661	3,817,790	3,336,596	3,222,945	3,103,246	2,679,519
Cash and interest bearing deposits with banks	455,196	472,266	428,629	416,110	392,501	413,800	830,407
Goodwill and other intangible assets	1,155,250	1,162,858	1,161,655	733,144	736,121	735,221	614,667
Deposits	24,733,929	21,640,772	24,452,974	18,153,462	17,730,708	16,253,551	14,034,116
Borrowings	4,243,510	5,037,101	3,828,552	3,106,221	2,556,443	2,929,133	2,713,077
Shareholders’ equity	3,504,118	3,277,312	3,350,454	2,533,165	2,377,156	2,207,091	1,863,017

Selected Operating Data:
Interest income	$647,966	$547,613	$1,159,248	$834,154	$766,923	$707,023	$636,603
Interest expense	209,084	129,263	302,045	174,107	148,774	156,754	161,846

Net interest income	438,882	418,350	857,203	660,047	618,149	550,269	474,757
Provision for credit losses	10,100	18,090	32,501	9,942	11,869	8,101	1,884

Net interest income after provision for loan losses	428,782	400,260	824,702	650,105	606,280	542,168	472,873
Non-interest income	135,276	70,320	134,052	111,706	103,225	83,802	77,616
Non-interest expense	289,532	323,668	629,061	509,073	476,125	499,075	403,255

Income before income taxes	274,526	146,912	329,693	252,738	233,380	126,895	147,234
Income tax expense	84,728	32,145	68,265	90,831	65,234	23,938	31,062

Net income	189,798	114,767	261,428	161,907	168,146	102,957	116,172
Dividends on preferred stock	6,344	6,344	12,688	9,449	7,188	3,813	—

Net income available to common shareholders	$183,454	$108,423	$248,740	$152,458	$160,958	$99,144	$116,172

(dollars in thousands, except per share data)	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
	(Unaudited)	(Unaudited)
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on average assets	1.17%	0.78%	0.86%	0.69%	0.76%	0.53%	0.69%
Return on average shareholders’ equity	11.04	6.99	7.91	6.55	7.46	5.26	7.18
Net interest margin	2.95	3.10	3.09	3.07	3.12	3.16	3.16
Efficiency ratio(1)	50.43	66.23	63.46	65.96	66.00	78.71	73.00
Average interest-earning assets to average interest-bearing liabilities	1.33	1.36	1.35	1.37	1.37	1.35	1.33
Per Common Share Data:
Basic earnings per share	$0.55	$0.33	$0.75	$0.58	$0.63	$0.42	$0.56
Diluted earnings per share	0.55	0.33	0.75	0.58	0.63	0.42	0.56
Dividends declared	0.22	0.22	0.44	0.44	0.44	0.44	0.44
Book value (end of period)	9.93	9.26	9.48	8.79	8.59	8.26	8.03
Tangible book value(2)	6.45	5.75	5.97	6.01	5.80	5.36	5.38
Dividend payout ratio	39.93%	66.67%	58.67%	75.86%	69.80%	105.00%	78.40%
Capital Ratios:
Average shareholders’ equity to average assets	10.58%	11.12%	10.93%	10.53%	10.08%	10.08%	9.62%
Shareholders’ equity to total assets	10.61	10.86	10.52	10.55	10.40	10.21	9.91
Tangible common equity to tangible assets(3)	6.71	6.56	6.45	6.83	6.91	6.52	6.87
Regulatory Capital Ratios(4):
Tier 1 Leverage capital	7.62%	7.72%	7.57%	8.03%	7.74%	7.90%	7.46%
Common equity tier 1 capital	8.59	8.71	8.43	9.22	9.27	9.01	N/A
Tier 1 risk-based capital	9.43	9.65	9.30	10.41	9.90	9.72	9.73
Total risk-based capital	11.39	11.77	11.34	12.61	12.15	12.02	11.42
Asset Quality Ratios:
Non-performing assets (“NPAs”)	$106,714	$97,078	$98,631	$57,641	$49,439	$78,242	$83,097
Non-accrual loans to total loans	0.37%	0.36%	0.35%	0.26%	0.22%	0.39%	0.41%
NPAs to total loans and NPAs	0.41	0.42	0.39	0.31	0.29	0.49	0.61
Net loan charge-offs to average loans	0.07	(0.01)	0.00	0.01	0.02	0.03	0.12
Allowance for loan losses to total loans	0.60	0.60	0.61	0.66	0.66	0.66	0.76
Allowance for credit losses to total loans	0.61	0.62	0.62	0.68	0.68	0.68	0.77

Notes to Selected Financial Data:

(1)	The efficiency ratio measures total non-interest expense as a percentage of net interest income plus total non-interest income.
(2)	Tangible book value per common share, which is a non-GAAP measure, is computed by dividing shareholders’ equity less goodwill and other intangible assets by common shares outstanding, as follows:

(dollars in thousands, except per share data)	At June 30,		At December 31,
	2019	2018	2018	2017	2016	2015	2014
	(Unaudited)	(Unaudited)
Common shares outstanding	331,788,149	331,454,025	331,431,217	264,468,851	263,638,830	253,787,561	232,110,975

Shareholders’ equity	$3,504,118	$3,277,312	$3,350,454	$2,533,165	$2,377,156	$2,207,091	$1,863,017
Less: Preferred Stock	209,691	209,691	209,691	209,691	111,590	111,590	—
Less: Goodwill and other intangible assets	1,155,250	1,162,858	1,161,655	733,144	736,121	735,221	614,667

Tangible common shareholders’ equity	$2,139,177	$1,904,763	$1,979,108	$1,590,330	$1,529,445	$1,360,280	$1,248,350

Tangible book value per common share	$6.45	$5.75	$5.97	$6.01	$5.80	$5.36	$5.38

(3)

Tangible common shareholders’ equity to tangible assets, which is a non-GAAP measure, is computed by dividing tangible shareholders’ equity (shareholders’ equity less goodwill and other intangible assets) by tangible assets, as follows:

	At June 30,		At December 31,
(dollars in thousands)	2019	2018	2018	2017	2016	2015	2014
	(Unaudited)	(Unaudited)
Tangible common shareholders’ equity	$2,139,177	$1,904,763	$1,979,108	$1,590,330	$1,529,445	$1,360,280	$1,248,350

Total assets	33,027,741	30,182,979	31,863,088	24,002,306	22,864,439	21,612,616	18,792,491
Less: Goodwill and other intangible assets	1,155,250	1,162,858	1,161,655	733,144	736,121	735,221	614,667

Tangible assets	$31,872,491	$29,020,121	$30,701,433	$23,269,162	$22,128,318	$20,877,395	$18,177,824

Tangible common shareholders’ equity to tangible assets	6.71%	6.56%	6.45%	6.83%	6.91%	6.52%	6.87%

(4)	As of December 31, 2015, Valley’s capital ratios were calculated under the new Basel III capital rules which became effective January 1, 2015.

SELECTED HISTORICAL FINANCIAL DATA OF ORITANI

The following tables present selected historical consolidated financial data for Oritani as of and for each of the years ended June 30, 2019, 2018, 2017, 2016 and 2015. This information has been derived in part from and should be read in conjunction with the audited consolidated financial statements of Oritani. This information is only a summary, and you should read it in conjunction with Oritani’s consolidated financial statements and the related notes contained in Oritani’s periodic reports filed with the SEC that have been incorporated by reference in this joint proxy statement-prospectus. See “Information Incorporated by Reference” beginning on page 126.

	At June 30,
	2019	2018	2017	2016	2015
	(In thousands)
Selected Financial Condition Data:
Total assets	$4,070,516	$4,167,039	$4,137,684	$3,669,338	$3,353,065
Loans, net	3,491,322	3,540,903	3,566,703	3,131,957	2,756,212
Securities available for sale, at market value	32,752	43,126	97,930	141,850	258,963
Mortgage-backed securities held to maturity	332,215	335,374	239,631	168,107	107,990
Bank owned life insurance	100,872	98,438	95,946	93,327	90,609
Federal Home Loan Bank of New York stock, at cost	25,925	30,365	32,504	38,003	39,898
Accrued interest receivable	11,935	11,261	10,620	9,943	9,266
Investments in real estate joint ventures, net	—	—	—	4,307	6,658
Real estate held for investment	—	—	—	—	655
Deposits	2,923,244	2,915,128	2,856,478	2,260,003	1,962,737
Borrowings	521,555	596,372	642,059	781,623	796,372
Stockholders’ equity	529,147	559,346	559,223	535,200	517,670

Selected Operating Data:
Interest income	$155,755	$152,826	$142,462	$134,324	$131,759
Interest expense	54,667	42,900	37,851	34,023	35,009

Net interest income	101,088	109,926	104,611	100,301	96,750
Provision for loan losses	(2,000)	—	—	—	200

Net interest income after provision for loan losses	103,088	109,926	104,611	100,301	96,550
Other income	4,758	3,594	16,968	44,244	19,282
Other expense	38,785	39,510	46,053	63,716	42,716

Income before income tax expense	69,061	74,010	75,526	80,829	73,116
Income tax expense	17,002	31,116	26,382	28,534	26,214

Net income	$52,059	$42,894	$49,144	$52,295	$46,902

	At or For the Years Ended June 30,
	2019	2018	2017	2016	2015
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income to average total assets)	1.27%	1.11%	1.24%	1.50%	1.44%
Return on equity (ratio of net income to average equity)	9.60%	8.16%	8.98%	9.91%	9.10%
Average interest rate spread(1)	2.41%	2.65%	2.66%	2.89%	2.97%
Net interest margin(2)	2.59%	2.79%	2.79%	3.04%	3.14%
Efficiency ratio(3)	36.64%	34.54%	37.82%	44.08%	36.81%
Non-interest expense to average total assets	0.95%	0.95%	1.16%	1.83%	1.31%
Average interest-earning assets to average interest-bearing liabilities	112.94%	113.01%	113.40%	114.96%	115.18%

Asset Quality Ratios:
Non-performing assets to total assets	0.26%	0.23%	0.25%	0.28%	0.50%
Non-performing loans to total loans	0.28%	0.22%	0.28%	0.31%	0.45%
Allowance for loan losses to total loans	0.81%	0.85%	0.84%	0.94%	1.10%

Capital Ratios:
Common equity Tier 1 capital (to risk-weighted assets)	14.57%	14.82%	15.02%	16.77%	17.79%
Total capital (to risk-weighted assets)	15.36%	15.64%	15.84%	17.69%	18.85%
Tier I capital (to risk-weighted assets)	14.57%	14.82%	15.02%	16.77%	17.79%
Tier I capital (to average assets)	12.98%	13.25%	13.51%	14.94%	15.67%

Other Data:
Number of full service offices	26	26	26	26	25
Full time equivalent employees	215	222	221	216	209

Notes to Selected Financial Data:

(1)	The average interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(2)	The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(3)	The efficiency ratio represents non-interest expense divided by the sum of net interest income before provision for loan losses and non-interest income.

UNAUDITED PRO FORMA FINANCIAL DATA

The following unaudited pro forma condensed combined financial information is based on the historical financial statements of Valley and Oritani and has been prepared to illustrate the financial effect of the merger of Oritani with and into Valley. The following unaudited pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of Valley and its subsidiaries and Oritani and its subsidiaries, as an acquisition by Valley of Oritani using the acquisition method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes. Under the acquisition method of accounting, the assets and liabilities of Oritani will be recorded by Valley at their respective fair values as of the date the merger is completed.

The unaudited pro forma condensed combined balance sheet information as of June 30, 2019 gives effect to the merger as if it occurred on June 30, 2019, and combines the historical balance sheets of Valley and Oritani as of June 30, 2019. The unaudited pro forma condensed combined income statements for the six months ended June 30, 2019 and the year ended December 31, 2018 give effect to the transaction as if the transaction had become effective at the beginning of the periods presented.

These unaudited pro forma condensed combined financial statements reflect the merger of Oritani with and into Valley based upon estimated preliminary acquisition accounting adjustments. Actual adjustments will be made as of the effective date of the merger and, therefore, may differ from those reflected in the unaudited pro forma condensed combined financial information.

Valley and Oritani have different fiscal years. Oritani utilizes a fiscal year ending on June 30 of each year and Valley’s fiscal year ends on December 31 of each year. As the fiscal years differed by more than 93 days, pursuant to SEC rules, Oritani’s financial information was adjusted for the purpose of preparing the unaudited pro forma condensed combined income statements. The historical income statement information of Oritani used in the unaudited pro forma condensed combined income statements for the year ended December 31, 2018 was prepared by taking the audited condensed combined income statement for the year ended June 30, 2018, subtracting the unaudited condensed combined income statement for the six months ended December 31, 2017 and adding the unaudited condensed combined income statement for the six months ended December 31, 2018. The historical financial statement information of Oritani used in the unaudited pro forma condensed combined income statements for the six months ended June 30, 2019 was prepared by taking the audited condensed combined income statement for the year ended June 30, 2019 and subtracting the unaudited condensed combined income statement for the six months ended December 31, 2018.

The unaudited pro forma condensed combined financial statements included herein are presented for informational purposes only and do not necessarily reflect the financial results of the combined company had the companies actually been combined at the beginning of each period presented. The adjustments included in these unaudited pro forma condensed financial statements are preliminary and may be revised. This information also does not reflect the benefits of the expected cost savings and expense efficiencies, opportunities to earn additional revenue, potential impacts of current market conditions on revenues, or asset dispositions, among other factors, and includes various preliminary estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the merger had been consummated on the date or at the beginning of the period indicated or which may be attained in the future. The unaudited pro forma combined condensed consolidated financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of Valley, which have been separately filed by Valley with the SEC and are incorporated by reference in this joint proxy statement-prospectus, and of Oritani, which have been separately filed by Oritani with the SEC and are incorporated by reference in this joint proxy statement-prospectus.

Valley National Bancorp

Consolidated Pro Forma Statements of Financial Condition (Unaudited)

(in thousands)

	June 30, 2019
	Valley Historical	Oritani Historical	Adjustments[1]		Pro Forma
	(Unaudited)
Assets
Cash and Interest bearing deposits with banks	$455,196	$26,511	$—		$481,707
Investment securities	3,847,586	392,250	3,420	[2]	4,243,256
Loans held for sale	36,641	—	—		36,641
Loans	25,802,162	3,519,918	(28,148)[3]		29,293,932
Less: Allowance for loan losses	(155,105)	(28,596)	28,596		(155,105)

Net loans	25,647,057	3,491,322	448		29,138,827

Goodwill	1,084,665	—	230,350	[4]	1,315,015
Other intangible assets, net	70,585	—	14,855	[5]	85,440
Other assets	1,886,011	160,433	1,800	[6]	2,048,244

Total Assets	$33,027,741	$4,070,516	$250,873		$37,349,130

Liabilities
Deposits
Non-interest bearing	$6,327,789	$142,218	$—		$6,470,007
Interest bearing	18,446,140	2,781,026	721	[7]	21,227,887

Total deposits	24,773,929	2,923,244	721		27,697,894

Borrowings	4,243,510	521,555	5,513	[8]	4,770,578
Other liabilities	506,184	96,570	2,128	[9]	604,882

Total Liabilities	$29,523,623	$3,541,369	$8,362		$33,073,354

Shareholders’ Equity
Preferred equity	209,691	—	—		209,691
Common equity	3,294,427	529,147	242,511	[10]	4,066,085

Total Shareholders’ Equity	3,504,118	529,147	242,511		4,275,776

Total Liabilities and Shareholders’ Equity	$33,027,741	$4,070,516	$250,873		$37,349,130

Valley National Bancorp

Consolidated Pro Forma Statements of Income (Unaudited)

(in thousands, except for share data)

	Six Months Ended June 30, 2019
	Valley Historical	Oritani Historical		Adjustments[1]	Pro Forma
	(Unaudited)
Interest Income
Interest and fees on loans	$585,211	$72,420		$471 [11]	$658,102
Interest and dividends on investment securities	60,494	5,652		(185)[12]	65,961
Other interest income	2,261	—		—	2,261

Total interest income	647,966	78,072		286	726,324

Interest Expense
Interest on deposits	152,805	22,662		(361)[13]	175,106
Interest on borrowings	56,279	6,644		(1,361)[14]	61,562

Total interest expense	209,084	29,306		(1,722)	236,668

Net Interest Income	438,882	48,766		2,008	489,656
Provision for credit losses	10,100	—		—	10,100

Net Interest Income After Provision for Credit Losses	428,782	48,766		2,008	479,556

Non-Interest Income
Trust and investment services	6,000	—		—	6,000
Insurance commissions	5,174	—		—	5,174
Service charges on deposit accounts	11,730	1,016		—	12,746
Gains on sales of loans, net	8,506	—		—	8,506
Other	103,866	1,279		—	105,145

Total non-interest income	135,276	2,295		—	137,571

Non-Interest Expense
Salary and employee benefits expense	159,288	12,166		—	171,454
Net occupancy and equipment expense	57,586	1,554		—	59,140
FDIC insurance assessment	11,052	540		—	11,592
Amortization of other intangible assets	8,481	—		1,071 [15]	9,552
Amortization of tax credit investments	12,036	—		—	12,036
Other	41,089	4,150		—	45,239

Total non-interest expense	289,532	18,410		1,071	309,013

Income Before Income Taxes	274,526	32,651		937	308,114
Income tax expense	84,728	7,418		272 [16]	92,418

Net Income	$189,798	$25,233		$665	$215,696
Dividends on preferred stock	6,344	—		—	6,344

Net Income Available to Common Shareholders	$183,454	$25,233		$665	$209,352

Earnings Per Common Share:
Basic	$0.55	$0.58		$(0.03)[19]	$0.53
Diluted	$0.55	$0.58		$(0.03)	$0.52
Weighted Average Number of Common Shares Outstanding:
Basic	331,675,313	43,164,661	[17]	23,829,329 [18]	398,669,303
Diluted	332,929,359	43,796,070	[17]	24,208,175 [18]	400,933,604

Valley National Bancorp

Consolidated Pro Forma Statements of Income

(in thousands, except for share data)

	For the Year Ended December 31, 2018
	Valley Historical	Oritani Historical		Adjustments[1]	Pro Forma
Interest Income
Interest and fees on loans	$1,033,993	$144,360		$469 [11]	$1,178,822
Interest and dividends on investment securities	122,019	10,177		(185)[12]	132,011
Other interest income	3,236	—		—	3,236

Total interest income	1,159,248	154,537		284	1,314,069

Interest Expense
Interest on deposits	190,353	35,459		(721)[13]	225,091
Interest on borrowings	111,692	12,082		(2,297)[14]	121,477

Total interest expense	302,045	47,541		(3,018)	346,568

Net Interest Income	857,203	106,996		3,302	967,501
Provision for credit losses	32,501	(2,000)		2,000	32,501

Net Interest Income After Provision for Credit Losses	824,702	108,996		1,302	935,000

Non-Interest Income
Trust and investment services	12,633	—		—	12,633
Insurance commissions	15,213	—		—	15,213
Service charges on deposit accounts	26,817	1,410		—	28,227
Gains on sales of loans, net	20,515	—		—	20,515
Other	58,874	3,049		—	61,923

Total non-interest income	134,052	4,459		—	138,511

Non-Interest Expense
Salary and employee benefits expense	333,816	23,252		—	357,068
Net occupancy and equipment expense	108,763	3,161		—	111,924
FDIC insurance assessment	28,266	1,185		—	29,451
Amortization of other intangible assets	18,416	—		2,985 [15]	21,401
Amortization of tax credit investments	24,200	—		—	24,200
Other	115,600	12,558		—	128,158

Total non-interest expense	629,061	40,156		2,985	672,202

Income Before Income Taxes	329,693	73,299		(1,683)	401,309
Income tax expense	68,265	19,545		(478)[16]	87,332

Net Income	$261,428	$53,754		$(1,205)	$313,977
Dividends on preferred stock	12,688	—		—	12,688

Net Income Available to Common Shareholders	$248,740	$53,754		$(1,205)	$301,289

Earnings Per Common Share:
Basic	$0.75	$1.21		$0.00	$0.75
Diluted	$0.75	$1.20		$0.00	$0.75
Weighted Average Number of Common Shares Outstanding:
Basic	331,258,964	44,251,796	[17]	24,388,859 [18]	399,899,619
Diluted	332,693,718	44,881,417	[17]	24,766,632 [18]	402,341,766

Notes to Pro Forma Combined Condensed Consolidated Financial Statements (Unaudited)

1.

Estimated merger costs, exclusive of estimated fair value adjustments, of $29.3 million (net of $12.0 million of taxes) are excluded from the pro forma financial statements. It is expected that these costs will be recognized over time. Valley’s cost estimates are forward-looking. The type and amount of actual costs incurred could change, possibly materially, from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs. The current estimates of the merger costs, exclusive of estimated fair value adjustments, primarily comprised of anticipated cash charges, are as follows:

Change in control, severance and retention plan payments	$22,400
Professional fees*	9,717
Data processing, termination and conversion	9,185

Pre-tax merger costs	41,302
Taxes	11,994

Total merger costs	$29,308

*	A portion of professional fees are not tax deductible.

2.	Adjustment to reflect the estimated fair value of acquired investment securities.

3.	Adjustment to reflect acquired loans at their estimated fair value.

4.	Adjustment to reflect preliminary estimated goodwill from this business transaction.

5.	Adjustment to reflect core deposit intangibles.

6.

Adjustment to reflect approximately ($5.4) million to net deferred tax assets due to the business combination, $2.1 million to reflect the right of use asset related to acquired operating leases asset and $5.1 million to reflect acquired property, plant and equipment at their estimated fair value.

7.	Adjustment to reflect the preliminary estimate of fair value on interest-bearing deposits.

8.	Adjustment to reflect the preliminary estimate of fair value on borrowings.

9.	Adjustment to reflect the lease liability related to acquired operating leases.

10.	Adjustment primarily reflects the elimination of Oritani Financial Corp. shareholders’ equity.

		Six Months Ended	Year Ended
		June 30, 2019	December 31, 2018
11.	Yield adjustment for interest income on loans	471	469
12.	Yield adjustment for interest income on investment securities	(185)	(185)
13.	Yield adjustment for interest income on interest bearing deposits	(361)	(721)
14.	Yield adjustment for interest income on borrowings	(1,361)	(2,297)

15.	Adjustment reflects the net increase in amortization of other intangible assets from the acquired other intangible assets.

16.	Represents income tax expense on the pro-forma adjustments at the estimated rate of 29.04 percent for the six months ended June 30, 2019 and 28.38 percent for the year ended December 31, 2018.

17.

Number of basic and diluted common shares outstanding for Oritani is the weighted average share count based on the three months ended March 31, 2018, June 30, 2018, September 30, 2018, December 31, 2018, March 31, 2019 and June 30, 2019 to align with Valley’s reporting period.

18.

Adjustment reflects the additional number of basic and diluted common shares issued by Valley which is reduced by the number of common shares related to the termination of Oritani’s Employee Stock Ownership Plan loan balance.

19.	Adjustment to basic earnings per common share rounded up to the nearest whole cent.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA AND

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Set forth below are the earnings per share, period-end book value per share and cash dividends per share for the common stock of Valley and Oritani for the periods noted. The data is presented on a historical and pro forma basis. The historical per share data for Valley was derived from the financial statements of Valley that have been filed with the SEC, certain of which are incorporated by reference herein. See “Information Incorporated by Reference” on page 126. The historical per share data for Oritani was derived from the financial statements of Oritani that have been filed with the SEC, certain of which are incorporated by reference herein. See “Information Incorporated by Reference” on page 126. The pro forma combined share data has been derived after giving effect to the Oritani merger as if it occurred at the beginning of the periods presented using the acquisition method of accounting. See “Selected Historical Financial Data of Valley” on page 23 and “Selected Historical Financial Data of Oritani” on page 26.

Valley and Oritani have different fiscal years. Oritani utilizes a fiscal year ending on June 30 of each year and Valley’s fiscal year ends on December 31 of each year. As the fiscal years differed by more than 93 days, pursuant to SEC rules, Oritani’s financial information was adjusted for the purpose of preparing the pro forma combined share data. The historical income statement information of Oritani used in the historical and pro forma combined share data for the year ended December 31, 2018 was prepared by taking the audited condensed combined income statement for the year ended June 30, 2018, subtracting the unaudited condensed combined income statement for the six months ended December 31, 2017 and adding the unaudited condensed combined income statement for the six months ended December 31, 2018. The historical financial statement information of Oritani used in the historical and pro forma combined share data for the six months ended June 30, 2019 was prepared by taking the audited condensed combined income statement for the year ended June 30, 2019 and subtracting the unaudited condensed combined income statement for the six months ended December 31, 2018. The preliminary pro forma financial information reflects estimated adjustments to record Oritani’s assets and liabilities at their respective fair values based on Valley management’s best estimate using the information available at this time.

The preliminary pro forma adjustments will be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the merger is completed and after the completion of a final analysis to determine the fair values of Oritani’s tangible and identifiable intangible assets and liabilities as of the closing date. The final purchase price adjustments may differ materially from the estimated pro forma adjustments reflected in the preliminary pro forma financial information. Increases or decreases in the fair value of certain balance sheet amounts and other items of Oritani as compared to the estimates reflected in the preliminary pro forma financial information may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact the statement of income due to adjustments in yield and/or amortization of adjusted assets and liabilities.

It is anticipated that the merger will provide Valley with financial benefits, such as possible expense efficiencies and revenue enhancements, among other factors, although no assurances can be given that these benefits will actually be achieved. The impact of these benefits has not been reflected in the preliminary pro forma financial information.

The preliminary pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the financial results of the combined companies had the merger actually been completed as of or at the beginning of each period presented nor does it indicate future results for any other interim or full-year period.

Book value per share for the pro forma combined presentation is based upon outstanding shares of Valley common stock, adjusted to include the estimated number of shares of Valley common stock to be issued in the merger for outstanding shares of Oritani common stock at the time the merger is completed, assuming that the exchange ratio is 1.60 shares of Valley common stock for each share of Oritani common stock. The per share equivalent pro forma combined data for shares of Oritani common stock is also based on the assumption that the exchange ratio is 1.60 shares of Valley common stock for each share of Oritani common stock.

The dividend per share data shown below does not necessarily indicate the dividends that you should expect for any future period. The amount of future dividends payable by Valley or Oritani, if any, is at the discretion of their respective Boards of Directors. When declaring dividends, the Boards of Directors normally consider cash needs, general business conditions, dividends from subsidiaries and applicable governmental regulations and policies. Pro forma amounts assume that Valley would have declared cash dividends per share on Valley common stock, including the Valley common stock issued in the merger for Oritani common stock, equal to its historical cash dividends per share declared on Valley common stock.

	Historical Valley	Historical Oritani	Pro Forma Combined	Per Equivalent Oritani Share
Six Months Ended June 30, 2019
Earnings per share:
Basic	$0.55	$0.58	$0.53	$0.84
Diluted	0.55	0.58	0.52	0.84
Period-end book value per share	9.93	11.73	10.13	16.21
Cash dividends per share	0.22	0.50	0.22	0.35

Year Ended December 31, 2018
Earnings per share:
Basic	$0.75	$1.21	$0.75	$1.21
Diluted	0.75	1.20	0.75	1.20
Period-end book value per share	9.48	11.78	9.77	15.63
Cash dividends per share	0.44	1.15	0.44	0.70

Valley common stock is listed on NASDAQ under the symbol “VLY” and Oritani common stock is listed on NASDAQ under the symbol “ORIT.” Because trading prices fluctuate, Oritani shareholders are not assured of receiving any specific market value of Valley common stock. The price of Valley common stock when the merger becomes effective may be higher or lower than its price when the merger agreement was signed, when this joint proxy statement-prospectus was mailed or when Oritani shareholders meet to vote on the merger or when Valley shareholder meet to vote on the Valley share issuance proposal.

The table below presents the closing sale prices per share of Valley common stock and Oritani common stock on June 25, 2019 (the last trading day before the public announcement of the merger), and on September 17, 2019 (the most recent practicable trading day prior to the date of this joint proxy statement-prospectus). The table also sets forth the implied value of one share of Oritani common stock on June 25, 2019 (the last trading day before the public announcement of the merger), and on September 17, 2019 (the most recent practicable trading day prior to the date of this joint proxy statement-prospectus), computed by multiplying Valley’s closing price on those dates by the assumed exchange ratio of 1.60.

Date	Closing Sale Price Per Share of Valley Common Stock	Closing Sale Price Per Share of Oritani Common Stock	Equivalent Value of Merger Consideration Per Share of Oritani Common Stock
June 25, 2019	$10.18	$16.21	$16.29
September 17, 2019	$11.01	$18.02	$17.62

There were approximately 6,888 shareholders of record of Valley as of the Valley record date. There were approximately 1,677 shareholders of record of Oritani as of the Oritani record date.

RISK FACTORS

In addition to the other information included and incorporated by reference in this document, including the information addressed in “Forward-Looking Statements” beginning on page 42, Oritani shareholders should consider the risks described below in determining whether to approve the merger agreement and Valley shareholders should consider the matters described below in determining whether to approve the Valley share issuance proposal. In addition, Oritani and Valley shareholders should read and consider the risks associated with the business of Valley because these risks will relate to the combined company. Certain of these risks with respect to the business of Valley can be found in Valley’s annual report on Form 10-K for the fiscal year ended December 31, 2018, and quarterly reports on Form 10-Q for each of the quarters ended March 31, 2019 and June 30, 2019, which reports are incorporated by reference into this joint proxy statement-prospectus. Certain of these risks with respect to the business of Oritani can be found in Oritani’s annual report on Form 10-K for the fiscal year ended June 30, 2019, which is incorporated by reference into this joint proxy statement-prospectus. See “How to Get Copies of Related Documents” located at the front of this joint proxy statement-prospectus and “Information Incorporated by Reference” beginning on page 126.

Oritani shareholders cannot be sure of the market value of the merger consideration they will receive because the market price of Valley common stock may fluctuate.

Upon completion of the merger, Oritani shareholders will be entitled to receive 1.60 shares of Valley common stock for each share of Oritani common stock that they hold, subject to the payment of cash in lieu of fractional shares. The market value of the merger consideration may vary from the closing price of Valley common stock on the date we announced the merger, on the date that this document is being mailed to Valley and Oritani shareholders, on the date of the special meeting of Oritani shareholders and on the date we complete the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Valley’s or Oritani’s respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond Valley’s or Oritani’s control. Any change in the market price of Valley common stock prior to completion of the merger will affect the market value of the merger consideration that Oritani shareholders will receive upon completion of the merger. Accordingly, at the time of the Oritani special meeting, Oritani shareholders will not know or be able to calculate the market value of the merger consideration they would receive upon completion of the merger. For example, based on the range of closing prices of Valley common stock during the period from June 25, 2019, the last trading day before public announcement of the merger, through September 17, 2019, the last practicable date before the date of this document, the merger consideration represented a market value ranging from a low of $15.91 to a high of $17.94 for each share of Oritani common stock. You should obtain current market quotations for shares of Valley common stock and Oritani common stock.

There will be no adjustment to the merger consideration for changes in the market price of either shares of Valley common stock or shares of Oritani common stock. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Valley’s or Oritani’s respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond Valley’s or Oritani’s control. Oritani shareholders should obtain current market quotations for shares of Valley common stock and for shares of Oritani common stock before they vote on the merger.

The merger is subject to the receipt of consents and approvals or waivers from government entities that may not be received, may take longer than expected or may impose burdensome conditions.

Before the merger may be completed, approvals or waivers must be obtained from the Federal Reserve Board and the OCC. Valley received approval of the merger from the OCC on August 22, 2019. Receipt of a waiver from or, if necessary, approval of the Federal Reserve Board is still necessary. The Federal Reserve Board could impose conditions on its approval of the merger or require changes to the terms of the merger. Such conditions or changes could have the effect of delaying or preventing completion of the merger or imposing additional costs on or limiting the revenues of the combined company following the merger, any of which might have an adverse effect on the combined company following the merger.

We may fail to realize all of the anticipated benefits of the merger.

The success of the merger will depend, in part, on Valley’s ability to realize anticipated cost savings and to combine the businesses of Valley and Oritani in a manner that permits growth opportunities to be realized and does not materially disrupt the existing customer relationships of Oritani nor result in decreased revenues due to any loss of customers. However, to realize these anticipated benefits, the businesses of Valley and Oritani must be successfully combined. If the combined company is not able to achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

Valley and Oritani have operated and, until the completion of the merger, will continue to operate independently. The anticipated cost savings from the merger are largely expected to derive from the closure of certain Valley or Oritani branches and from the absorption by Valley of many of Oritani’s back-office administrative functions and the conversion of Oritani’s operating platform to Valley’s systems. It is possible that the integration process could result in the loss of key employees, as well as the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any or all of which could adversely affect Valley’s ability to maintain relationships with clients, customers, depositors and employees after the merger or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. A failure to successfully navigate the complicated integration process could have an adverse effect on the combined company.

Another expected benefit from the merger is an expected increase in the revenues of the combined company from anticipated sales of Valley’s wider variety of financial products, and from increased lending out of Valley’s substantially larger capital base, to Oritani’s existing customers and to new customers in Oritani’s market area who may be attracted by the combined company’s enhanced offerings. An inability to successfully market Valley’s products to Oritani’s customer base could cause the earnings of the combined company to be less than anticipated.

Valley may be unable to retain Oritani’s employees.

The merger involves the integration of two companies that have previously operated independently. The difficulties of combining the operations of the two companies include integrating personnel with diverse business backgrounds, combining different corporate cultures and retaining key employees. The integration of the two companies will require the experience and expertise of key employees who Valley expects to retain. However, Valley may not be successful in retaining those employees for the time period necessary to successfully integrate Oritani’s operations with those of Valley. The loss of Oritani employees could have an adverse effect on the business and results of operation of Valley following the merger.

Valley may be unable to retain Oritani’s customers or grow the Oritani business.

Any time there is a change in products, services, ownership, or management of a bank, there is a risk that customers may choose to obtain some or all of their banking products and services from other banks. Valley believes that Oritani’s customers will not seek products or services elsewhere as a result of the merger because Valley’s community banking model is similar to Oritani’s community banking model. However, there can be no assurances that Valley will be able to retain all of Oritani’s customers or grow the customer base.

The market price of Valley common stock after the merger may be affected by factors different from those currently affecting the common stock of Oritani or the common stock of Valley.

The businesses of Valley and Oritani differ in important respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of Valley and Oritani. For a discussion of the businesses of Valley and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this document and referred to under “Information Incorporated by Reference” beginning on page 126.

Valley may reduce or eliminate the cash dividend on its common stock.

Holders of Valley common stock are entitled to receive only such cash dividends as the Valley Board of Directors may declare out of funds legally available for such payments. Although Valley has historically declared cash dividends on its common stock, Valley is not required to do so and may reduce or eliminate its common stock cash dividend in the future depending upon Valley’s results of operations, financial condition or other metrics. This could adversely affect the market price of Valley common stock. Additionally, as a bank holding company, Valley’s ability to declare and pay dividends is dependent on federal regulatory policies and regulations, including the supervisory policies and guidelines of the Federal Reserve Board and the OCC regarding capital adequacy and dividends. Among other things, consultation of the Federal Reserve Board’s supervisory staff is required in advance of Valley’s declaration or payment of a dividend that exceeds its earnings for a period in which the dividend is being paid.

The merger agreement limits Oritani’s ability to pursue an alternative acquisition proposal and requires Oritani to pay a termination fee of $28 million, plus Valley’s reasonable out of pocket expenses up to $1.8 million, under certain circumstances relating to alternative acquisition proposals.

The merger agreement prohibits Oritani from initiating, soliciting, knowingly encouraging or engaging in negotiations with, or providing any information to, any third party with respect to alternative acquisition proposals, subject to limited exceptions. Further, Valley generally has the opportunity to modify the terms of the merger in response to any competing acquisition proposals that may be made before the Oritani Board of Directors’ withdrawal or modification of its recommendation to shareholders to approve the merger agreement. The merger agreement also provides for the payment by Oritani of a termination fee in the amount of $28 million, plus Valley’s reasonable out of pocket expenses up to $1.8 million, in the event that Valley or Oritani terminate the merger agreement for certain reasons. See “The Merger Agreement – Agreement Not to Solicit Other Offers” on page 97.

These provisions could discourage a potential competing acquiror that might have an interest in acquiring Oritani from considering or proposing that acquisition, even if it were prepared to pay higher per share consideration proposed to be received or realized in the merger, or might result in a potential competing acquiror to pay a lower price than it might otherwise be prepared to pay because of the added expense of the termination fee.

Failure to complete the merger could negatively impact the stock prices and future businesses and financial results of Valley and Oritani.

There can be no assurance that the merger will be completed. If the merger is not completed, the ongoing businesses of Valley and Oritani may be adversely affected and Valley and Oritani will be subject to a number of risks, including the following:

•

Valley and Oritani will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor, proxy solicitation and printing fees;

•

under the merger agreement, Valley and Oritani are subject to certain restrictions on the conduct of their respective businesses before completing the merger, which may adversely affect the ability of each to execute certain of its business strategies if the merger is terminated; and

•

matters relating to the merger may require substantial commitments of time and resources by Valley and Oritani management, which could otherwise have been devoted to other opportunities that may have been beneficial to Valley and Oritani as independent companies, as the case may be.

In addition, if the merger is not completed, Valley and/or Oritani may experience negative reactions from the financial markets and from their respective customers and employees. Valley and/or Oritani also could be subject to litigation related to any failure to complete the merger or to proceedings commenced by Valley or Oritani against the other seeking damages or to compel the other to perform its obligations under the merger agreement. These factors and similar risks could have an adverse effect on the results of operation, business and stock prices of Valley and Oritani.

Oritani and Valley will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainties about the effect of the merger on their businesses may have an adverse effect on Oritani and Valley. These uncertainties may also impair Oritani’s ability to attract, retain and motivate strategic personnel until the merger is consummated, and could cause their customers and others that deal with Oritani to seek to change their existing business relationship, which could negatively impact Valley upon consummation of the merger. In addition, the merger agreement restricts Oritani from taking certain specified actions without Valley’s consent until the merger is consummated or the merger agreement is terminated. These restrictions may prevent Oritani from pursuing or taking advantage of attractive business opportunities that may arise prior to the completion of the merger. See “The Merger Agreement – Covenants and Agreements” beginning on page 93.

The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed.

The merger is subject to customary conditions to closing, including the receipt of required regulatory approvals and approval of the Oritani shareholders. The closing of the merger is also subject to approval of the Valley share issuance proposal by Valley common shareholders. If any condition to the merger is not satisfied or, where permitted, waived, the merger will not be completed. In addition, Valley and/or Oritani may terminate the merger agreement under certain circumstances even if the merger is approved by Oritani shareholders.

If the merger is not completed, certain consequences could materialize, including any adverse effects from a failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. For more information on closing conditions to the merger agreement, see the section entitled “The Merger Agreement – Conditions to Complete the Merger” on page 99.

Oritani’s directors and executive officers have interests in the merger that differ from the interests of Oritani’s shareholders.

Oritani’s executive officers and directors have interests in the merger that are in addition to, and may be different from, the interests of Oritani shareholders generally. With respect to certain Oritani executive officers, these interests include acceleration of vesting and payouts of certain Oritani equity compensation awards, the right to receive change-in-control payments and accelerated payouts under Oritani’s benefit plans. Furthermore, Oritani’s Chairman of the Board will also be joining the Valley Board of Directors upon the closing of the merger. See “Proposal 1 of the Oritani Special Meeting – The Merger – Interests of Certain of Persons in the Merger – Interests of Oritani Executive Officers and Directors in the Merger” beginning on page 59 for a discussion of these interests.

The shares of Valley common stock to be received by Oritani shareholders as a result of the merger will have different rights from the shares of Oritani common stock.

Upon completion of the merger, Oritani shareholders will become Valley common shareholders and their rights as shareholders will be governed by New Jersey law, the Valley Restated Certificate of Incorporation and the Valley By-laws. The rights associated with Oritani common stock are different from the rights associated with Valley common stock. Please see “Comparison of the Rights of Shareholders of Valley and Oritani” beginning on page 105 for a discussion of the different rights associated with Valley common stock.

Both Valley and Oritani shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Each of Valley’s and Oritani’s common shareholders currently have the right to vote in the election of their respective Boards of Directors and on other matters affecting their respective companies. When the merger occurs, each Oritani shareholder that receives shares of Valley common stock will become a common shareholder of Valley with a percentage ownership of the combined organization that is much smaller than the common shareholder’s percentage ownership of Oritani. Because of this, Oritani shareholders will have less influence on the management and policies of Valley than they now have on the management and policies of Oritani. Further, because shares of Valley common stock will be issued to existing Oritani shareholders, the shareholders of Valley common stock will have their ownership and voting interests diluted by approximately 18.6%.

The opinions delivered by the respective financial advisors of Oritani and Valley to the parties’ respective Boards of Directors prior to the signing of the merger agreement do not reflect any changes in circumstances that may have occurred since the date of the respective opinions.

KBW, Oritani’s financial advisor in connection with the proposed merger, has delivered to the Board of Directors of Oritani its opinion, dated June 25, 2019, as to the fairness, from a financial point of view and as of the date of such opinion, to the holders of Oritani common stock, of the exchange ratio in the proposed merger. At the meeting of the Valley Board of Directors on June 25, 2019, J.P. Morgan, Valley’s financial advisor, rendered its oral opinion to the Valley Board of Directors, subsequently confirmed in writing, that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Valley.

Changes in the operations and prospects of Valley or Oritani, general market and economic conditions and other factors which may be beyond the control of Valley and Oritani may have altered the value of Valley or Oritani or the prices of shares of Valley common stock and shares of Oritani common stock as of the date of this document, or may alter such values and prices by the time the merger is completed. The financial advisors’ opinions do not speak as of any date other than the date of each such opinion. For a description of KBW’s opinion, please refer to “Proposal 1 of the Oritani Special Meeting – The Merger – Opinion of Oritani’s Financial Advisor” beginning on page 68. For a description of J.P. Morgan’s opinion, please refer to “Proposal 1 of the Valley Special Meeting – Issuance of up to 75,711,589 Shares of Valley Common Stock in Connection with the Merger – Opinion of Valley’s Financial Advisor” beginning on page 114. For a description of the other factors considered by Oritani’s Board of Directors in determining whether to approve the merger, please refer to “Proposal 1 of the Oritani Special Meeting – The Merger – Oritani’s Reasons for the Merger” beginning on page 57. For a description of the other factors considered by Valley’s Board of Directors in determining whether to approve the merger, please refer to “Proposal 1 of the Oritani Special Meeting – The Merger – Valley’s Reasons for the Merger” beginning on page 59.

Valley will be able to issue additional shares of its common stock in the future, which may adversely affect the market price of Valley common stock and dilute the holdings of existing shareholders.

In the future, Valley may issue additional shares of Valley common stock in connection with another acquisition or to increase its capital resources or, if Valley or Valley National Bank’s capital ratios fall below or near the Basel III regulatory required minimums, Valley could be required to raise additional capital by making additional offerings of common stock. Additional common stock offerings may dilute the holdings of Valley’s existing shareholders or reduce the market price of Valley common stock, or both. Valley may also issue additional shares of Valley preferred stock, which may have preferential voting, conversion, redemption or other rights to those of the Valley common stock. The issuance of additional preferred stock may be viewed as having adverse effects upon the holders of common stock and preferred stock. Holders of Valley common stock and preferred stock are not entitled to preemptive rights or other protections against dilution.

The combined company will continue to have an elevated concentration in commercial real estate lending.

As a part of their regulatory oversight, the OCC and other federal banking regulators have issued guidance on Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices (“CRE Concentration Guidance”), with respect to a financial institution’s concentrations in CRE lending activities. This guidance was issued in response to the agencies’ concerns that rising CRE concentrations might expose institutions to unanticipated earnings and capital volatility in the event of adverse changes in the CRE market. The guidance does not limit banks’ CRE lending, but rather guides institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their CRE concentrations. The CRE Concentration Guidance identifies certain concentration levels that, if exceeded, will expose the institution to additional supervisory analysis with regard to the institution’s CRE concentration risk. The CRE Concentration Guidance is designed to promote appropriate levels of capital and sound loan and risk management practices for institutions with a concentration of CRE loans. In general, the CRE Concentration Guidance establishes the following supervisory criteria as preliminary indications of possible CRE concentration risk: (1) the institution’s total construction, land development and other land loans represent 100% or more of total capital; or (2) total CRE loans as defined in this guidance (“Regulatory CRE”), represent 300% or more of total capital, and the institution’s Regulatory CRE has increased by 50% or more during the prior 36-month period.

Valley’s current CRE concentration is in excess of the CRE Concentration Guidance. Oritani’s CRE concentration is higher than Valley’s CRE concentration. As a result, following the closing of the merger the combined bank’s CRE levels will continue to be in excess of the CRE Concentration Guidance and Valley’s CRE concentration will be higher than it was prior to the merger. Valley intends to actively work to manage the combined bank’s Regulatory CRE concentration and believes that its’s underwriting policies, management information systems, independent credit administration process, and monitoring of real estate loan concentrations are currently sufficient to address the CRE Concentration Guidance. Valley has implemented enhanced CRE monitoring techniques as expected by the OCC.

Litigation relating to the merger could result in significant costs, management distraction, and/or a delay of or injunction against the merger.

On September 6, 2019, one purported Oritani shareholder filed a lawsuit against Oritani and the members of the Oritani Board of Directors in the United States District Court for the Southern District of New York, captioned Polakoff v. Oritani Financial Corp. et al., Docket No. 1:19-cv-08309. On September 13, 2019, one purported Oritani shareholder filed a lawsuit against Oritani and the members of the Oritani Board of Directors in the United States District Court for the Southern District of New York, captioned Kravcenko v. Oritani Financial Group, Inc. et al., Docket No. 1:19-cv-08527. On September 13, 2019, one purported Oritani shareholder filed a putative class action lawsuit against Oritani, the members of the Oritani Board of Directors and Valley in the United States District Court for the District of Delaware, captioned Parshall v. Oritani Financial Group, Inc. et al., Docket No. 1:19-cv-01729. In each case, the respective plaintiff generally alleges that the registration statement filed with the SEC on August 30, 2019 contains materially misleading omissions or misrepresentations in violation of Section 14(a) and Section 20(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder. Each plaintiff seeks injunctive relief, unspecified damages, and an award of attorneys’ fees and expenses.

The outcomes of these actions are uncertain and could result in significant costs to Oritani and/or Valley, including costs associated with the indemnification of Oritani’s directors and officers. Other plaintiffs may also file lawsuits against Oritani, Valley and/or their directors and officers in connection with the merger. The defense or settlement of any lawsuits or claims relating to the merger may have a material adverse effect on the business, financial condition and results of operations of Oritani, Valley and/or the combined company.

If the actions remain unresolved, they could prevent or delay the completion of the merger. One of the conditions to the consummation of the merger is the absence of any order that would have the effect of preventing the completion of the merger or the bank merger or of any suit, action or other proceeding that is pending or threatened by any governmental entity that seeks to restrain or prohibit the merger or the bank merger. Consequently, if a settlement or other resolution is not reached in these or any other lawsuits that are filed or in any regulatory proceeding, or these plaintiffs or any other claimants secure injunctive or other relief or a regulatory authority issues an order or other directive preventing the consummation of the merger or the bank merger, then such injunctive or other relief may prevent the merger from becoming effective in a timely manner or at all.

Oritani and Valley are reviewing the complaints and have not yet formally responded. Although the ultimate outcome of these actions cannot be predicted with certainty, Oritani and Valley believe that these lawsuits are without merit and intend to defend against these actions vigorously. Additional lawsuits arising out of the merger may be filed in the future. If additional similar lawsuits are filed, absent new or different allegations that are material, neither Oritani nor Valley will necessarily announce such additional filings.

FORWARD-LOOKING STATEMENTS

This joint proxy statement-prospectus, including information included or incorporated by reference in this joint proxy statement-prospectus, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between Valley and Oritani, including future financial and operating results and performance; statements about Valley’s and Oritani’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “views,” “seeks,” “estimates,” “predicts,” “continues,” “allows,” “reflects,” “typically,” “usually,” “will,” “should,” “may” or the negative of these terms or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of Valley’s and Oritani’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Valley and Oritani. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

The following factors, among others, including the risks and uncertainties listed in “Risk Factors” beginning on page 35 of this joint proxy statement-prospectus, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	the failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all;

•	the failure of the shareholders of Oritani to approve the merger agreement;

•	the failure of the common shareholders of Valley to approve the Valley share issuance proposal;

•	the failure to obtain governmental approvals of the merger or to satisfy other conditions to the merger on the proposed terms and within the proposed timeframe;

•	disruptions to the businesses of Valley and Oritani as a result of the announcement and pendency of the merger;

•	increases in Valley’s or Oritani’s allowance for credit losses due to higher than expected loan losses within one or more loan portfolio segments;

•	the risk that the businesses of Valley and Oritani may not be combined successfully, or such combination may take longer or be more difficult, time-consuming or costly to accomplish than expected;

•	weakness or a decline in the economy, mainly in New Jersey, New York, Florida and Alabama;

•	a decline in the commercial real estate values within Valley’s and Oritani’s market areas, including the potential negative impact of recent changes to New York City’s rent laws;

•	higher than expected charges Valley incurs in connection with marking Oritani’s assets to fair value;

•	higher or lower than expected income tax expense or tax rates, including increases or decreases resulting from changes in uncertain tax position liabilities, tax laws, regulations and case law;

•	further changes to Valley’s uncertain tax position reserve due to the DC Solar investment and alleged Ponzi scheme;

•	other than temporary impairments or declines in value in Valley’s or Oritani’s investment portfolio;

•	higher than expected FDIC insurance assessments;

•	the failure of other financial institutions with whom Valley and Oritani have trading, clearing, counterparty and other financial relationships;

•	lack of liquidity to fund Valley’s and Oritani’s various cash obligations;

•	unanticipated reduction in Valley’s and Oritani’s deposit base;

•

government intervention in the U.S. financial system and the effects of, and changes in, trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board;

•

legislative and regulatory actions (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and related regulations) which subject Valley and Oritani to additional regulatory oversight and may result in increased compliance costs and/or require Valley and Oritani to change their business models;

•

changes in accounting policies or accounting standards, including the new authoritative accounting guidance (known as the current expected credit loss (CECL) model) which may increase the required level of Valley’s or Oritani’s allowance for credit losses after adoption on January 1, 2020;

•

greater than expected technology-related costs due to, among other factors, prolonged or failed implementations, additional project staffing and obsolescence caused by continuous and rapid market innovations;

•	Valley’s and Oritani’s internal controls and procedures may not be adequate to prevent losses;

•	unexpected regulatory restrictions on Valley’s business due to its increased concentration in CRE lending resulting from the merger;

•

damage verdicts or settlements or restrictions related to existing or potential litigation arising from claims of breach of fiduciary responsibility, negligence, fraud, contractual claims, environmental laws, patent or trademark infringement, employment-related claims, consumer law-related claims, and other matters;

•	the possibility that the expected benefits of this acquisition will not be fully realized by Valley;

•	the inability to realize expected cost savings and synergies from the merger of Oritani with Valley in the amounts or in the timeframe anticipated;

•	costs or difficulties relating to integration matters might be greater than expected;

•	the inability to retain Oritani’s customers and employees;

•

cyber-attacks, computer viruses or other malware that may breach the security of Valley’s or Oritani’s websites or other systems to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage our systems; and

•	other unexpected material adverse changes in Valley’s or Oritani’s operations or earnings.

Additional factors that could cause Valley’s and Oritani’s results to differ materially from those described in the forward-looking statements can be found in Valley’s and Oritani’s respective filings with the SEC, including their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. See “How to Get Copies of Related Documents” located at the front of this joint proxy statement-prospectus.

You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy statement-prospectus or the date of any document incorporated by reference in this joint proxy statement-prospectus. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this joint proxy statement-prospectus and attributable to Valley or Oritani or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Valley and Oritani undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this joint proxy statement-prospectus or to reflect the occurrence of unanticipated events.

CERTAIN INFORMATION ABOUT VALLEY

General

Valley National Bancorp is a New Jersey corporation organized in 1983 and is registered as a bank holding company with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended. In addition to its principal subsidiary, Valley National Bank, Valley owns all of the voting and common shares of GCB Capital Trust III, State Bancorp Capital Trusts I and II, and Aliant Statutory Trust II through which trust preferred securities were issued.

As of June 30, 2019, Valley had:

•	consolidated total assets of $33.0 billion;

•	total deposits of $24.8 billion;

•	total loans of $25.8 billion; and

•	total shareholders’ equity of $3.5 billion.

Valley’s principal executive offices and telephone number are:

One Penn Plaza, Suite 2930

New York, New York 10119

(973) 305-8800

Valley National Bank

Valley National Bank is a national banking association chartered in 1927 under the laws of the United States. Currently, the Bank has over 200 branches serving northern and central New Jersey, the New York City boroughs of Manhattan, Brooklyn and Queens, Long Island, Florida and Alabama. The Bank offers commercial, retail, insurance and wealth management financial services products. The Bank also provides a variety of banking services including automated teller machines, telephone and internet banking, remote deposit capture, overdraft facilities, drive-in and night deposit services, and safe deposit facilities. In addition, certain international banking services are available to customers including standby letters of credit, documentary letters of credit and related products, and certain ancillary services such as foreign exchange transactions, documentary collections, foreign wire transfers, as well as transaction accounts for non-resident aliens.

Valley National Bank’s wholly-owned subsidiaries are all included in the consolidated financial statements of Valley. These subsidiaries include, but are not limited to:

•	an all-line insurance agency offering property and casualty, life and health insurance;

•	an asset management adviser that is a registered investment adviser with the SEC;

•	a title insurance agency in New York with services in New Jersey;

•	subsidiaries which hold, maintain and manage investment assets for Valley National Bank;

•	a subsidiary which specializes in health care equipment and other commercial equipment leases; and

•	a subsidiary which owns and services New York commercial loans.

Valley National Bank’s subsidiaries also include real estate investment trust subsidiaries (the REIT subsidiaries) which own real estate related investments and a REIT subsidiary, which owns some of the real estate utilized by the Bank and related real estate investments. Except for Valley’s REIT subsidiaries, all subsidiaries mentioned above are directly or indirectly wholly owned by the Bank. Because each REIT must have 100 or more shareholders to qualify as a REIT, each REIT has issued less than 20 percent of its outstanding non-voting preferred stock to individuals, most of whom are current and former (non-executive officer) Bank employees. The Bank owns the remaining preferred stock and all the common stock of the REITs.

CERTAIN INFORMATION ABOUT ORITANI

General

Oritani Financial Corp. is the stock holding company and savings and loan holding company for Oritani Bank. It is a Delaware corporation that was incorporated in March 2010. The Company is the successor to Oritani Financial Corp., a federal corporation and former stock holding company of Oritani Bank.

Oritani Financial Corp. owns 100% of the outstanding shares of common stock of Oritani Bank. Oritani Financial Corp. primarily engages in the business of holding the common stock of Oritani Bank as well as two inactive limited liability companies that owned a variety of real estate investments. Oritani Financial Corp.’s executive office is located at 370 Pascack Road, in the Township of Washington, New Jersey 07676, and its telephone number is (201) 664-5400. Oritani Financial Corp. is subject to comprehensive regulation and examination by the Board of Governors of the Federal Reserve System.

As of June 30, 2019, Oritani had:

•	consolidated assets of approximately $4.07 billion;

•	total deposits of $2.92 billion;

•	total loans of $3.49 billion; and

•	total shareholders’ equity of $529.1 million.

Oritani’s principal executive offices and telephone number are:

370 Pascack Road

Township of Washington, New Jersey 07676

(201) 664-5400

Oritani Bank

Oritani Bank is a New Jersey-chartered savings bank headquartered in the Township of Washington, New Jersey. Oritani Bank was originally founded in 1911, as a New Jersey building and loan association. Oritani Bank conducts business from its corporate office located at 370 Pascack Road, in the Township of Washington, New Jersey, lending offices in New York City and Cherry Hill, New Jersey. and its 25 branch offices located in the New Jersey counties of Bergen, Hudson, Essex and Passaic. The telephone number at its corporate office is (201) 664-5400.

Oritani Bank’s principal business consists of attracting retail and commercial bank deposits from the general public in the areas surrounding its corporate office in the Township of Washington, New Jersey and our branch offices located in the New Jersey Counties of Bergen, Hudson, Essex and Passaic, and investing those deposits, together with funds generated from operations, in commercial real estate loans, one to four family residential mortgage loans as well as in second mortgage and equity loans, and investment securities.

INFORMATION ABOUT THE ORITANI MEETING

Date, Time and Place

This document solicits, on behalf of the Oritani Board of Directors, proxies to be voted at a special meeting of Oritani shareholders and at any adjournments or postponements thereof. The Oritani meeting is scheduled for:

November 14, 2019, at 9:00 a.m. (local time)

Hackensack Golf Club

880 Soldier Hill Road

Oradell, New Jersey 07649

Purpose

At the meeting, Oritani shareholders will consider and vote on:

•	approval of the merger agreement;

•	approval of the executive compensation proposal; and

•	approval of the Oritani adjournment proposal.

Oritani Board of Directors Recommendations

The Oritani Board of Directors unanimously recommends that common shareholders vote FOR:

•	approval of the merger agreement;

•	approval of the executive compensation proposal; and

•	approval of the Oritani adjournment proposal.

Record Date; Quorum; Required Vote; Voting Agreements

As of the record date, September 16, 2019, 45,100,052 shares of common stock of Oritani were issued and outstanding. The common stock is Oritani’s only class of securities entitled to vote, each share being entitled to one vote. The presence at the Oritani special meeting, in person or by proxy, of holders of a majority of the issued and outstanding shares of Oritani common stock as of the record date will constitute a quorum for the transaction of business. If Oritani shareholders submit a properly completed proxy or if they appear at the Oritani special meeting to vote in person, their shares of common stock will be considered part of the quorum. Abstentions and broker non-votes will be counted as present to determine if a quorum for the transaction of business is present. In the absence of a quorum, the Oritani special meeting will be adjourned or postponed.

The merger cannot be completed without Oritani shareholders’ approval of the merger agreement. The affirmative vote of a majority of the shares of Oritani common stock outstanding on the record date is required to approve the merger agreement. Failure to submit valid proxy instructions or to vote in person will have the same effect as a vote “AGAINST” the merger agreement. Broker non-votes and abstentions from voting will have the same effect as voting “AGAINST” the merger agreement.

On June 25, 2019, the directors and executive officers of Oritani as a group beneficially owned a total of 4,711,799 shares of Oritani common stock, representing 10.4% of the issued and outstanding common stock. In connection with the execution of the merger agreement, Valley entered into voting agreements with each Oritani director. Pursuant to the voting agreements, the Oritani directors have each agreed to vote the shares of common stock of Oritani beneficially owned by them (whether solely or jointly with others) in favor of approval of the merger agreement. On the record date, a total of 4,348,370 shares of common stock representing approximately 9.64% of the outstanding Oritani common stock are covered by the voting agreements. As of September 16, 2019, Valley did not own any shares of Oritani common stock.

The vote with respect to the executive compensation proposal is advisory in nature and a vote for or against approval will not be binding on Oritani or the Oritani Board of Directors. Therefore, if the merger agreement is approved by Oritani’s shareholders, payments may still be paid to Oritani’s named executive officers if and to the extent required or allowed under applicable law even if Oritani shareholders do not approve the executive compensation proposal. Approval of the executive compensation proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the Oritani special meeting.

Approval of the Oritani adjournment proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the Oritani special meeting.

The matters to be considered at the Oritani special meeting are of great importance to the shareholders of Oritani. Accordingly, you are urged to read and carefully consider the information presented in this joint proxy statement-prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage paid envelope as instructed on the proxy card or to vote by Internet or telephone.

Voting Rights; Proxies

Oritani shareholders may vote in person or by proxy at the Oritani special meeting. Oritani recommends that shareholders vote by proxy even if they plan to attend the special meeting.

Oritani shareholders “of record,” can vote their shares:

•	Via internet at www.cstproxyvote.com;

•	Via telephone by calling 1 (866) 894-0536;

•	Complete, sign, date and return the enclosed Oritani proxy card in the enclosed postage-paid envelope; or

•	By voting in person at the special meeting.

Please refer to the specific instructions set forth on the proxy card. Oritani encourages its shareholders to vote via the internet or by telephone.

Oritani shareholders whose shares are held in “street name” by a broker, bank or other nominee must follow the instructions provided by their broker, bank or other nominee to vote their shares. The broker, bank or other nominee may allow shareholders to submit voting instructions via telephone or the internet. Oritani shareholders whose shares are held in “street name” who wish to vote in person at the special meeting will have to obtain a “legal proxy” from their broker, bank or other nominee entitling them to vote at the special meeting.

For holders of record of Oritani common stock, voting instructions are included on the enclosed proxy card. Proxies that are properly completed and submitted in a timely manner will be voted as directed. Oritani shareholders may vote for, against or abstain with respect to each matter. Proxies that are that are properly submitted without specifying a voting instruction will be voted “FOR” each of the proposals. For Oritani shareholders whose shares are held in “street name” who return an incomplete instruction card to their broker, bank or other nominee, their broker, bank or other nominee will not vote such shares with respect to any matter.

Oritani shareholders may revoke their proxy at any time before it is voted at the special meeting by:

•	filing with the Secretary of Oritani a duly executed revocation of proxy;

•	submitting a new proxy with a later date;

•	voting again via the Internet or by telephone not later than 11:59 p.m., Eastern Time, on November 13, 2019; or

•	voting in person at the special meeting.

Oritani shareholders whose shares are held in “street name” should contact their broker, bank or other nominee to change their vote.

Attendance at the Oritani special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to:

Oritani Financial Corp.

370 Pascack Road

Township of Washington, New Jersey 07676

Attention: Phillip M. Wyks

Participants in the Oritani ESOP or the Oritani 401(k) Plan

Participants in the Oritani ESOP will each receive a Voting Instruction Form that reflects all of the shares that the participant may direct the trustee to vote on his or her behalf under the Oritani ESOP. Under the terms of the Oritani ESOP, the Oritani ESOP trustee votes all shares held by the Oritani ESOP, but each Oritani ESOP participant may direct the trustee how to vote the shares of Oritani common stock allocated to his or her account. The Oritani ESOP trustee will vote all unallocated shares of Oritani common stock held by the Oritani ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions.

In addition, Participants in the Oritani 401(k) Plan with an interest in the Oritani Stock Fund will receive a Voting Instruction Form that allows them to direct the Oritani 401(k) Plan trustee to vote their interest in the Oritani Stock Fund. If a participant does not direct the Oritani 401(k) Plan trustee how to vote his or her interests in the Oritani Stock Fund, the trustee will vote such interest in the same proportion as interests for which it has received timely voting instructions from other Oritani 401(k) Plan participants. The deadline for returning a Voting Instruction Form to each plan’s trustee is November 7, 2019.

Solicitation of Proxies

Oritani will bear all costs of soliciting proxies for the Oritani special meeting. Alliance Advisors, LLC has been retained to assist in the solicitation of proxies under a contract providing for payment of an estimated fee of $7,500, plus reimbursement for its expenses. In addition to solicitations by mail, the directors, officers and employees of Oritani may solicit proxies for the Oritani special meeting from Oritani shareholders in person or by telephone. These directors, officers and employees will not be specifically compensated for their services. Oritani will also make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals and will reimburse those parties for their expenses in doing so.

Assistance

If you need assistance in completing your Oritani proxy card, have questions regarding Oritani’s special meeting or would like additional copies of this joint proxy statement-prospectus, please contact Oritani’s proxy solicitor, Alliance Advisors, LLC, at 855-973-0095.

INFORMATION ABOUT THE VALLEY MEETING

Date, Time and Place

This document solicits, on behalf of the Valley Board of Directors, proxies to be voted at a special meeting of Valley common shareholders and at any adjournments or postponements thereof. The Valley meeting is scheduled for:

November 14, 2019, at 3:00 p.m. (local time)

100 Furler Street

Totowa, New Jersey 07512

Purpose

At the meeting, Valley common shareholders will consider and vote on:

•	approval of the Valley share issuance proposal; and

•	approval of the Valley adjournment proposal.

Valley Board of Directors Recommendations

The Valley Board of Directors unanimously recommends that shareholders vote FOR:

•	approval of the Valley share issuance proposal; and

•	approval of the Valley adjournment proposal.

Record Date; Quorum; Required Vote

As of the record date, September 16, 2019, 331,805,866 shares of common stock of Valley were issued and outstanding. The common stock is Valley’s only class of securities entitled to vote, each share being entitled to one vote. The presence at the Valley special meeting, in person or by proxy, of holders of a majority of the issued and outstanding shares of Valley common stock as of the record date will constitute a quorum for the transaction of business. If Valley common shareholders submit a properly completed proxy or if they appear at the Valley special meeting to vote in person, their shares of common stock will be considered part of the quorum. Abstentions and broker non-votes will be counted as present to determine if a quorum for the transaction of business is present. In the absence of a quorum, the Valley special meeting will be adjourned or postponed.

The merger cannot be completed without Valley common shareholders’ approval of the Valley share issuance proposal. The 75,711,589 shares that Valley common shareholders are being asked to approve is the maximum number of shares that would be issuable in the transaction, including shares of Valley common stock to be issued upon the conversion or exchange of Oritani stock options and Oritani restricted stock, respectively. The Valley share issuance proposal will be approved if a majority of the votes cast by the holders of Valley common stock at the Valley special meeting are “FOR” approval of such proposal.

On the record date, the directors and executive officers of Valley as a group beneficially owned a total of approximately 7,160,086 shares of Valley common stock, representing 2.16% of the issued and outstanding shares of common stock. As of September 16, 2019, Oritani did not own any shares of Valley common stock.

The Valley adjournment proposal will be approved if a majority of the votes cast by the holders of Valley common stock at the Valley special meeting are “FOR” approval of such proposal.

The matters to be considered at the Valley special meeting are of great importance to the common shareholders of Valley. Accordingly, you are urged to read and carefully consider the information presented in this joint proxy statement-prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage paid envelope as instructed on the proxy card or to vote by Internet or telephone.

Voting Rights; Proxies

If Valley common shareholders properly execute a proxy card and send it to Valley in the enclosed envelope in a timely manner, their proxy will be voted in accordance with the instructions they indicate, unless they revoke their proxy prior to the vote. If Valley common shareholders send Valley a proxy card that does not instruct Valley how to vote, their shares will be voted (1) ”FOR” approval of the Valley share issuance proposal, and (2) ”FOR” approval of the Valley adjournment proposal.

Valley common shareholders may revoke their grant of a proxy at any time before it is voted by:

(a)	filing a written revocation of the proxy with the Secretary of Valley;

(b)	executing a later Internet or telephone vote;

(c)	submitting a signed proxy card bearing a later date; or

(d)	attending and voting in person at the Valley special meeting.

Written revocations should be sent to Ronald H. Janis, Secretary, Valley National Bancorp, One Penn Plaza, Suite 2930, New York, New York, 10119. Attendance at the Valley special meeting will not in and of itself revoke a proxy, unless you choose to cast a ballot at such special meeting.

If Valley common shareholders use the Internet, they can change their vote at the Internet address shown on their proxy card. The Internet voting system is available 24 hours a day until 11:59 p.m., Eastern Time, on November 13, 2019.

If Valley common shareholders vote by telephone, they can change their vote by using the toll free telephone number shown on their proxy card. The telephone voting system is available 24 hours a day in the United States until 11:59 p.m., Eastern Time, on November 13, 2019.

The inspectors of election appointed for the Valley special meeting, who will determine whether or not a quorum is present, will tabulate votes cast by proxy or in person at such special meeting. Abstentions and “broker non-votes” will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Abstentions occur when proxies are marked as abstentions, or when common shareholders appear in person but abstain from voting. “Broker non-votes” occur when a broker indicates on a proxy that it does not have discretionary authority regarding certain shares of common stock. Abstentions and broker non-votes will have no effect on any of the proposals at the Valley special meeting.

If Valley common shareholders do not vote by proxy, telephone or internet or in person at the Valley special meeting, it will have no effect on the vote to approve the Valley share issuance proposal or the vote to approve the Valley adjournment proposal. Failure to vote, however, may affect whether a quorum is present.

Solicitation of Proxies

Valley will bear all costs of soliciting proxies for the Valley special meeting. Equiniti (US) Services LLC has been retained to assist in the solicitation of proxies under a contract providing for payment of an estimated fee of $9,000, plus reimbursement for its expenses. In addition to solicitations by mail and by Equiniti (US)

Services LLC, the directors, officers and employees of Valley may solicit proxies for the Valley special meeting from Valley common shareholders in person or by telephone. These directors, officers and employees will not be specifically compensated for their services. Valley will also make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals and will reimburse those parties for their expenses in doing so.

Assistance

If you need assistance in completing your Valley proxy card, have questions regarding Valley’s special meeting or would like additional copies of this joint proxy statement-prospectus, please contact Valley’s proxy solicitor, Equiniti (US) Services LLC, at 833-503-4127.

PROPOSAL 1 OF THE ORITANI SPECIAL MEETING – THE MERGER

Background of the Merger

Since its conversion from the mutual holding company form of organization to stock corporation form in June 2010, Oritani has managed its capital through stock repurchases, cash dividends and controlled organic growth, primarily in its commercial loan portfolio. In addition, the Oritani Board of Directors has regularly reviewed and discussed Oritani’s business strategy, performance and prospects in the context of the national and local economic environment, developments in the regulation of financial institutions and the competitive landscape. Among other things, these reviews and discussions have included possible strategic initiatives available to Oritani, such as capital management strategies, including paying regular and special cash dividends, potential acquisitions and business combinations involving other financial institutions. These reviews and discussions included analyses of the mergers and acquisitions environment, including multiples and premiums being paid and an assessment of potential partners for Oritani. In connection with the evaluation of these strategic initiatives, Kevin J. Lynch, Chairman, President and Chief Executive Officer of Oritani, has had, from time to time, informal discussions with representatives of other financial institutions, including Valley, and has regularly updated the Oritani Board of Directors regarding such discussions.

As Oritani entered 2017, management discussed with Oritani’s Board of Directors the challenges it faced in terms of continuing Oritani’s loan, deposits and earnings growth, which challenges included but were not limited to the increasingly competitive landscape for loans and deposits, Oritani’s continued high concentration in commercial real estate lending, its increased regulatory costs and operational uncertainties, and the increasingly difficult interest rate environment, in particular the flattening of the yield curve, which put pressure on Oritani’s cost of funds and earnings as its balance sheet was liability sensitive. Management discussed with Oritani’s Board of Directors the need to consider strategic opportunities that could further enhance shareholder value, including seeking a larger financial institution as a strategic acquirer. As a result of these discussions, Oritani’s Board of Directors authorized Mr. Lynch to approach institutions about a possible strategic acquisition of Oritani.

In January 2017, informal conversations began between Oritani and a larger, in-state bank holding company (“Company A”) regarding a possible acquisition of Oritani. Following the initial approach from Company A, on January 26, 2017 Mr. Lynch had a telephone call with the President and Chief Executive Officer of Company A to more substantively discuss Company A’s interest in a possible acquisition of Oritani, with both parties agreeing that such acquisition could be a good fit. Later that month, a joint confidentiality agreement was signed between Oritani and Company A for the purpose of facilitating further discussions.

In February and March of 2017, substantive negotiations took place between Oritani and Company A and each party engaged in a due diligence review of the other party. In March 2017, Oritani engaged KBW as its financial advisor in connection with the potential transaction with Company A or another acquiror. At the regular February and March Oritani Board of Directors meetings, Mr. Lynch updated the Board of Directors on the status of Oritani’s discussions with Company A.

On March 22, 2017, Oritani, Company A and their respective legal and financial advisors met for reciprocal management interviews as part of Oritani’s and Company A’s due diligence process. However, in early April 2017, Company A terminated its due diligence process and ended the negotiations as the parties were unable to reach an agreement on certain material financial terms.

At a regular Board of Directors meeting held on August 29, 2017, the Oritani Board of Directors again discussed possible merger and acquisition opportunities for Oritani. Following the meeting, the Oritani Board of Directors instructed Mr. Lynch to continue to reach out to potentially interested parties regarding a strategic transaction with Oritani.

During the Fall of 2017, at Oritani’s direction, KBW contacted 22 potential strategic partners, including Valley, regarding their level of interest in a possible business combination with Oritani. While Valley did not express interest in a business combination with Oritani at that time, four of the parties contacted did show preliminary interest and executed nondisclosure agreements with Oritani for the purpose of facilitating further discussions. However, after further general discussions with each party, none of the four companies expressed interest in proceeding with an acquisition of Oritani.

From time to time, the President and Chief Executive Officer of Company B, a larger, out-of-state bank holding company (“Company B”), and Mr. Lynch had informally, in various industry settings, discussed a potential acquisition of Oritani by Company B, but no specific action was ever taken following such informal discussions. Company B was also one of the 22 potential strategic partners contacted by KBW in the Fall of 2017, with Company B declining to pursue a possible business combination with Oritani at that time. However, in late 2017, early 2018 and in June 2018, substantive conversations were held between Oritani and Company B and their respective financial advisors regarding Company B’s potential acquisition of Oritani. Each time following these conversations, Company B and Oritani mutually agreed to terminate their conversations about a strategic transaction due to the parties’ inability to reach an agreement on certain material financial terms and Company B’s level of interest in a potential transaction. Throughout Company B’s interest in acquiring Oritani, Mr. Lynch kept the Oritani Board of Directors apprised of the status of the discussions with Company B.

In May 2018, Mr. Lynch met with the Chairman, President and Chief Executive Officer of Valley, Ira Robbins, while at an industry conference. Mr. Lynch and Mr. Robbins discussed industry-related topics, Oritani’s history and current operations. No terms of a business combination were discussed and no specific action was taken or follow up planned as a result of this meeting. Mr. Lynch reported this discussion to the Oritani Board of Directors.

In July 2018, conversations between senior executive officers from Oritani and Company C, a larger, in-state bank holding company (“Company C”) and their respective financial advisors took place regarding Company C’s interest in a potential acquisition of Oritani. Company C signed a nondisclosure agreement with Oritani for the purpose of facilitating further discussions.

Also in July 20, 2018, senior executive officers from Oritani and Valley met and discussed industry-related topics and the current operations of the two entities. The executives agreed that the parties should remain in contact. At the regular Oritani Board of Directors meeting held on July 24, 2018, Mr. Lynch updated the Board of Directors on the status of Oritani’s discussions with Company C and management’s meeting with the management of Valley.

On July 31, 2018, senior executive officers from Oritani and Company C met together with their respective financial advisors to discuss Company C’s interest in a potential acquisition of Oritani. However, discussions between Oritani and Company C were terminated shortly after the July 31, 2018 meeting as the parties were unable agree on the general financial terms of a potential transaction and Company C’s internal regulatory constraints appeared to limit the possibility of Company C receiving regulatory approval of a transaction between the two parties. At the regular Oritani Board of Directors meeting held on August 28, 2018, Mr. Lynch updated the Board of Directors as to Company C.

In August 2018, following the termination of Oritani’s discussions with Company C and prior to the Oritani Board of Directors meeting on August 28, 2018 or the resumption of solicitation efforts by or on behalf Oritani, representatives of KBW met with members of Valley’s management for a general discussion regarding various potential business combinations involving Valley, during which a possible combination with Oritani was briefly discussed. At this meeting, Valley requested more information regarding Oritani and the potential financial impact of a transaction with Oritani. Following the meeting, KBW updated Oritani regarding its discussion with Valley about a potential transaction with Oritani and the possibility that Valley would be in contact with Oritani and, with Oritani’s approval, KBW furnished Valley with information Valley had requested regarding Oritani and the potential financial impact of a transaction with Oritani. Valley requested updates to this information in January and February 2019 and further information regarding the potential financial impact of a transaction with Oritani in April 2019 and, with Oritani’s approval, KBW furnished Valley with the requested updates and information.

On October 24, 2018, Mr. Lynch met with Mr. Robbins and discussed a potential merger of Oritani with and into Valley. At this meeting, the parties discussed the general histories and cultures of Oritani and Valley, how Oritani’s franchise fit within Valley’s strategic plans and the potential benefits of a transaction between the two parties. No specific terms of a business combination were discussed and no specific action was taken or follow up was planned as a result of this meeting. Mr. Lynch updated the Board of Directors on the meeting with Mr. Robbins.

Throughout late 2018 and early 2019, KBW as Oritani’s financial advisor continued to contact companies, including Valley, on behalf of Oritani regarding a possible transaction with Oritani. Further informal discussions took place between KBW and Company B. However, Company B continued to defer taking steps towards a transaction. In addition, Valley indicated that it had further interest in exploring a transaction with Oritani but also indicated that it was reviewing other potential acquisitions as well.

On March 20, 2019, Mr. Lynch and Mr. Robbins met again to discuss a possible acquisition of Oritani by Valley. At this meeting, Mr. Lynch and Mr. Robbins agreed that members of the management teams for both parties should meet to further discuss certain financial aspects of a potential transaction between the parties.

On March 26, 2019, at a regularly scheduled Oritani Board of Directors meeting, Mr. Lynch provided an update to the Oritani Board of Directors as to discussions with Valley and a summary of the sale process to date. Oritani’s Board of Directors directed Mr. Lynch to continue discussions with Valley.

On April 3, 2019, senior executive officers from Oritani and Valley met to discuss certain financial aspects of a potential transaction between the parties, including the potential for cost savings. The executives agreed that a potential combination of the two parties had financial merit and the executives agreed that further substantive discussions regarding a potential transaction should take place. On April 12, 2019, Valley executed a nondisclosure agreement with Oritani for the purpose of facilitating further discussions regarding a potential merger.

At an industry conference in early May 2019, senior executive officers from Oritani, Valley and representatives of KBW as Oritani’s financial advisor participated in meetings regarding Valley’s potential acquisition of Oritani. During these meetings, Valley expressed interest in effecting a potential acquisition of Oritani and a second acquisition at the same time but did not pursue concurrent transactions at Oritani’s request. The parties also informally discussed an exchange ratio of 1.61 shares of Valley common stock for each share of Oritani common stock. On May 8, 2019, Oritani and Valley executed a mutual nondisclosure agreement for the purpose of facilitating further discussions and due diligence regarding a potential merger. Additionally, on May 13 and 14, 2019, senior executive officers from Oritani and Valley met to discuss certain financial and structural items regarding Valley’s potential acquisition of Oritani.

In mid-May 2019, Oritani and Valley exchanged initial due diligence materials and each party was provided with access to each other’s virtual data room.

On May 22, 2019, senior executive officers from Oritani and Valley met to discuss in greater detail certain financial and structural items regarding a possible acquisition of Oritani by Valley. At the end of the meeting, Valley provided Oritani with an initial non-binding indication of interest. Valley proposed an all-stock transaction with a value of $16.45 per share to shareholders of Oritani based on a fixed exchange ratio of 1.60 shares of Valley common stock for each share of Oritani common stock (using a Valley stock price of $10.28 per share). At the meeting, senior executives of Valley also orally indicated to Oritani that they would be willing to increase the exchange ratio to 1.61. The initial indication of interest also proposed one seat on the Valley Board of Directors post-merger for a current director of Oritani.

On May 23, 2019, the Oritani Board of Directors met to discuss the terms of the non-binding indication of interest with management, representatives of KBW and Oritani’s legal advisor, Luse Gorman, PC (“Luse Gorman”) also in attendance. Luse Gorman discussed the Board of Directors’ fiduciary duties in general and in connection with a merger and acquisition transaction. A representative of KBW reviewed the financial aspects of the non-binding indication of interest. The Oritani Board of Directors then engaged in a discussion regarding the non-binding indication of interest, including discussions regarding the use of a fixed exchange ratio and the impact on Oritani shareholders of using a fixed exchange ratio. The Oritani Board of Directors also considered Valley’s current operations and future prospects, and the potential that Valley could provide superior long-term value to Oritani’s shareholders. After the discussion with KBW and Luse Gorman, the Oritani Board of Directors directed management to move forward with negotiating a potential transaction with Valley.

Over the next several days, management of Oritani and Valley and their respective legal and financial advisors discussed the proposed terms of the indication of interest, with Oritani seeking an increase in the exchange ratio.

On June 5 and 6, 2019, senior management for Oritani and representatives of Luse Gorman met for due diligence discussions with senior management for Valley, and representatives of Day Pitney LLP. The parties discussed Oritani’s business matters, including financial performance and expectations for the future, employee matters, regulatory and legal issues. Representatives of KBW and J.P. Morgan Securities LLC (“J.P. Morgan”) were also in attendance.

On June 6, 2019, Day Pitney LLP provided Luse Gorman with an initial draft merger agreement and related agreements (including voting agreements to be entered into by the Oritani directors) for the proposed transaction. The initial draft of the merger agreement provided for a fixed exchange ratio of 1.61 shares of Valley common stock for each share of Oritani common stock. Over the following days, Oritani and Valley continued their reciprocal due diligence efforts.

On June 11, 2019, senior management for Oritani and representatives of Luse Gorman met for reverse due diligence discussions with senior management for Valley and representatives of Day Pitney LLP. The parties discussed Valley’s business matters, including financial performances and expectations for the future, employee matters, regulatory and legal issues. Representatives of KBW and J.P. Morgan were also in attendance.

On June 20, 2019, Day Pitney LLP provided a revised draft of the merger agreement in response to comments from Luse Gorman, which draft indicated that the exchange ratio was an open item and further discussions between senior management for Oritani and Valley and their respective financial advisors were needed.

On June 21, 2019, the Oritani Board of Directors held a meeting with management and representatives of Oritani’s legal and financial advisors in attendance. At the meeting, representatives of KBW reviewed financial aspects of the proposed transaction, including a comparison of transaction pricing ratios and multiples, and discussed with the Board of Directors Oritani’s strategic rationale for a combination with Valley and the pro forma characteristics of the combined company. During its presentation, KBW informed the Oritani Board of Directors of the investment banking and financial advisory services that it had performed for Valley during the previous two years regarding matters unrelated to KBW’s engagement with Oritani. Luse Gorman reviewed the then-current draft of the merger agreement including but not limited to, the transaction structure, merger consideration, the representations, warranties and covenants that were being made by each of Oritani and Valley, closing conditions and termination rights of the parties. The Board of Directors was also informed of the positive results of Oritani’s due diligence review of Valley. The Oritani Board of Directors and Luse Gorman then reviewed in detail the terms of the ancillary documents, including the voting agreements to be entered into by the directors. The Oritani directors engaged in a discussion regarding the terms of the agreement, including the exchange ratio, the restrictions on Oritani’s dividend practices prior to closing and the handling of certain benefits agreements and plans in which Oritani’s directors and officers are participants. At the conclusion of the discussion, the Oritani Board of Directors directed management, with the assistance of Luse Gorman and KBW, to continue to negotiate the outstanding terms of the merger agreement and related items with Valley, including continuing discussions regarding the exchange ratio.

Over the following days, Oritani and Valley, with the assistance of their financial and legal advisors, continued to negotiate the outstanding terms of the merger agreement and related items, particularly regarding the exchange ratio, restrictions on Oritani’s dividend practice during the pendency of the merger and the handling, post-closing, of certain benefits agreements and plans in which Oritani’s directors and officers are participants.

On June 24, 2019, the parties reached an agreement on the outstanding terms of the merger agreement and related items, including an agreement to an exchange ratio of 1.60. Valley had requested a return to the 1.60 exchange ratio due to, among other things, the changes in the stock prices of both Valley and Oritani.

On June 25, 2019, the Oritani Board of Directors held a meeting with management and Oritani’s legal and financial advisors in attendance. At the meeting, the Oritani Board of Directors considered the approval of the merger agreement and the transactions contemplated by the merger agreement. The Oritani Board of Directors had been provided with a set of meeting materials in advance of the meeting, including the merger agreement and a summary of the material terms of the merger agreement and a financial presentation provided by KBW. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the Oritani Board of Directors an opinion to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the merger was fair, from a financial point of view, to the holders of Oritani common stock. A copy of the opinion is attached to this joint proxy statement/prospectus as Appendix B. Luse Gorman again reviewed with the Oritani Board of Directors their fiduciary duties as directors in connection with its consideration of the proposed merger. Luse Gorman then reviewed in detail the terms and conditions of the proposed definitive merger agreement with Oritani, including but not limited to, the changes to the merger agreement since the meeting on June 21, 2019, the transaction structure, merger consideration, the representations, warranties and covenants that were being made by each of Oritani and Valley, closing conditions, the fact that Oritani’s dividend will be limited to the exchange ratio adjusted rate paid by Valley following the fourth quarter dividend and during the pendency of the transaction, and termination rights of the parties. After considering the proposed terms of the merger agreement and related transaction documents, and taking into consideration the matters discussed during that meeting and prior meetings of the Oritani Board of Directors, including the strategic alternatives discussed at those meetings and the factors described under the section of this joint proxy statement/prospectus entitled “– Oritani’s Reasons for the Merger; Recommendation of Oritani’s Board of Directors,” the Oritani board unanimously determined that entering into the merger agreement and the other related agreements with Valley was advisable and in the best interests of Oritani and its shareholders, and the directors unanimously approved the merger agreement and unanimously determined to recommend that Oritani’s shareholders approve the merger and adopt the merger agreement.

On June 25, 2019, the Valley Board of Directors and the Valley National Bank Board of Directors held a joint meeting, at which representatives of J.P. Morgan were present, to consider approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger and the bank merger. At the meeting, the Valley Board of Directors and the Valley National Bank Board of Directors received an update from Valley’s management team on the status of negotiations with Oritani and information regarding the proposed merger and the combined business. In addition, at the meeting, J.P. Morgan reviewed with the Valley Board of Directors J.P. Morgan’s financial analyses regarding the exchange ratio. Following discussion, J.P. Morgan rendered its oral opinion to the Valley Board of Directors, which was subsequently confirmed in writing, that, as of June 25, 2019 and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Valley. For a full description of J.P. Morgan’s opinion, see “Proposal 1 of the Valley Special Meeting – Issuance of up to 75,711,589 Shares of Valley Common Stock in Connection with the Merger – Opinion of Valley’s Financial Advisor” beginning on page 114. Following further discussion among the Valley directors, the Valley Board of Directors determined that the merger agreement and the transactions contemplated by the merger agreement were advisable and voted unanimously to approve the merger agreement and the transactions contemplated by the merger agreement, and the other transaction agreements.

On June 25, 2019, following the respective board meetings of Oritani and Valley, Oritani and Valley executed the merger agreement and the directors of Oritani executed the voting agreements with Valley. On June 26, 2019, Oritani and Valley issued a joint press release announcing the execution of the merger agreement.

Oritani’s Reasons for the Merger

After careful consideration during a series of board meetings, the Oritani Board of Directors, at a meeting held on June 25, 2019, determined that the merger with Valley is in the best interests of Oritani and its common shareholders and approved and declared advisable the merger agreement and the transactions contemplated therein, including the merger, and recommends that Oritani’s common shareholders vote “FOR” the adoption of the Oritani merger proposal. In reaching its decision to approve and recommend the adoption of the merger agreement, the Oritani Board of Directors evaluated the merger and the merger agreement in consultation with Oritani’s management, as well as Oritani’s financial and legal advisors, and considered a number of factors, including the following material factors:

•	each of Oritani’s, Valley’s and the combined company’s business, operations, financial condition, asset quality, earnings and prospects;

•

its consideration that the transaction with Valley was more favorable to the Oritani shareholders than the potential value that might result from other alternatives reasonably available to Oritani, including, but not limited to, remaining independent;

•

its belief that Valley common stock represents an attractive form of consideration for Oritani shareholders, and its expectation that Oritani shareholders would benefit from holding Valley common stock in light of the strategic value of the combination over the long term;

•

the Oritani Board of Directors’ belief that, based on the complementary nature of Valley’s business and operations, the transaction is likely to provide substantial value to Oritani’s shareholders, including the combined company’s longstanding and strong market presence in New Jersey, a more diversified loan portfolio and attractive funding base and the expected superior pro forma earnings growth prospects compared to on a stand-alone basis;

•

the attractiveness and strategic fit of Valley as a potential merger partner given its loan portfolio, its knowledge of the New Jersey banking market and its history of integrating previous acquisitions;

•	the complementary nature of the respective cultures and product mix of the two companies, including with respect to strategic focus, target markets and client service;

•

the expanded possibilities, including organic growth potential and future acquisitions, that would be available to the combined company, given its larger size, asset base, diverse product offerings, capital and liquidity;

•	Valley’s successful track record in executing mergers and the likelihood of receipt of regulatory approvals and completion of the merger in a timely manner;

•	the anticipated pro forma impact of the merger on the combined company, including the expected improvement in the estimated return on average assets while maintaining pro forma earnings per share;

•	the fact that the merger would enable the Oritani shareholders, who will own approximately 18.6% of the combined company, to participate in the future earnings and growth of the combined company;

•

its understanding of the current and prospective environment in which Oritani and Valley operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, the competitive environment for financial institutions generally, and the likely effect of these factors on Oritani both with and without the proposed transaction;

•	the fact that Valley discussed in general terms of the proposed acquisition with its regulators and the regulators did not voice an objection;

•	its review and discussions with Oritani’s management concerning the due diligence examination of the business of Valley;

•	the positive impact on the combined company’s capital position and the anticipated substantial internal capital generation to support future growth;

•	the expectation that the transaction will be generally tax-free for United States federal income tax purposes to Oritani’s shareholders;

•

the written opinion, dated June 25, 2019, of KBW to the Oritani Board of Directors as to the fairness, from a financial point of view and as of the date of such opinion, to the holders of Oritani common stock of the exchange ratio in the merger, as more fully described under “Proposal 1 of the Oritani Special Meeting – The Merger – Opinion of Oritani’s Financial Advisor;” and

•

the fact that the exchange ratio is fixed, which the Oritani Board of Directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction.

The Board of Directors of Oritani also considered the potential risks related to the merger but concluded that the anticipated benefits of the merger were likely to substantially outweigh these risks. These potential risks included:

•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Oritani’s business, operations and workforce with those of Valley;

•	the transaction-related restructuring charges and other merger-related costs;

•	the risk that the market would react negatively to Valley’s announcement of the merger transaction;

•	the nature and amount of payments to be received by Oritani’s management and directors in connection with the merger;

•	the potential risk of diverting management attention and resources from the operation of Oritani’s business and towards the completion of the merger; and

•

the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions.

The foregoing discussion of the information and factors considered by the Oritani Board of Directors is not intended to be exhaustive, but includes the material factors considered by the Oritani Board of Directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Oritani Board of Directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Oritani Board of Directors considered all these factors as a whole and overall considered the factors to be favorable to, and to support, its determination.

Recommendation of the Oritani Board of Directors

THE BOARD OF DIRECTORS OF ORITANI UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THIS PROPOSAL 1 TO APPROVE THE AGREEMENT AND PLAN OF MERGER, DATED AS OF JUNE 25, 2019, BETWEEN VALLEY NATIONAL BANCORP AND ORITANI PURSUANT TO WHICH ORITANI WILL MERGE WITH AND INTO VALLEY NATIONAL BANCORP.

Valley’s Reasons for the Merger

In reaching its decision to approve the merger agreement, the Valley Board of Directors evaluated the merger and the merger agreement in consultation with Valley’s management and Valley’s outside legal counsel and financial advisor, and considered a variety of factors, including the following:

•	Valley’s ongoing strategy of highly focused growth through acquisitions of other strong financial institutions, including in the New Jersey market;

•

its knowledge of Valley’s business, operations, financial condition, earnings and prospects and knowledge of Oritani’s business, operations, financial condition, earnings and prospects, taking into account the results of Valley’s due diligence review of Oritani;

•	a transaction which is expected to bolster Valley’s capital while preserving earnings per share;

•	its belief that Oritani and Valley share a compatible community banking model;

•	the similarity between Valley’s and Oritani’s approach to banking, which both focus on strong asset quality, customer service and earnings;

•	that the Oritani acquisition would enable Valley to densify its presence in the attractive Bergen County, New Jersey banking market;

•

the financial and other terms and ability of the Oritani Board of Directors to entertain third party acquisition proposals to acquire Oritani and conditions of the merger agreement, including providing for payment by Oritani to Valley of a termination fee of $28 million, plus reasonable out-of-pocket expenses up to $1.8 million, if the merger agreement is terminated under certain circumstances;

•

J.P. Morgan’s oral opinion to the Valley Board of Directors, which was subsequently confirmed in writing, that, as of June 25, 2019 and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Valley. For a description of J.P. Morgan’s opinion, please refer to “Proposal 1 of the Valley Special Meeting – Issuance of up to 75,711,589 Shares of Valley Common in Connection with the Merger – Opinion of Valley’s Financial Advisor” beginning on page 114; and

•	the regulatory and other approvals required in connection with the transaction and the likelihood such approvals will be received in a timely manner and without unacceptable conditions.

Interests of Certain Persons in the Merger

Interests of Oritani Executive Officers and Directors in the Merger

In considering the recommendation of Oritani’s Board of Directors with respect to the merger, Oritani’s shareholders should be aware that the executive officers and directors of Oritani and Oritani Bank have certain interests in the merger that may be different from, or in addition to, the interests of Oritani shareholders generally. Oritani’s Board of Directors was aware of these interests and considered them, among other matters, in making its recommendation that Oritani vote to adopt the merger proposal.

Treatment of Stock Options

Certain directors and executive officers hold outstanding options to purchase shares of Oritani common stock granted under the Oritani Financial Corp. 2011 Equity Incentive Plan and the Oritani Financial Corp. 2007 Equity Incentive Plan (collectively, the “Oritani Equity Plans”). The Oritani Equity Plans, including the number of shares of Oritani common stock reserved thereunder, have been previously approved by shareholders of Oritani.

The merger agreement provides that, at the effective time of the merger, each outstanding stock option granted under the Oritani Equity Plans will vest to the extent set forth in the Oritani Equity Plans and the underlying awards agreements and convert into an option to purchase shares of Valley common stock in an amount equal to the number of shares of Oritani common stock subject to the option multiplied by the exchange ratio of 1.60 (rounded down to the nearest whole share). The exercise price per share of such converted option will be equal to the exercise price of the Oritani stock option divided by the exchange ratio of 1.60 (rounded up to the nearest cent). Except as otherwise provided, the Oritani stock options that have been converted into Valley stock options will be subject to the same duration and terms that were in effect prior to the effective time of the merger.

The following table reflects the number of stock options held by each executive officer and director as of June 25, 2019, the date that the merger agreement was executed, without regard to any subsequent exercise of stock options pursuant to the terms of the awards, prior to the effective date of the merger. The estimated value of the stock options is based on (1) a share closing price of the average closing market price of Valley’s common stock over the first five (5) business days following the first public announcement of the merger beginning on June 26, 2019 multiplied by the exchange ratio for a per share merger consideration of $16.94, net the applicable exercise price for the stock options, multiplied by (2) the total number of shares subject to each stock option award. As of the date of the merger agreement, June 25, 2019, all but 52,000 stock options held by executive officers and directors were vested.

Name	Oritani Stock Options (#)	Weighted-Average Exercise Price ($)	Aggregate Stock Option Value ($)
Kevin J. Lynch	901,697	$11.95	$4,499,468.03
John M. Fields, Jr.	263,160	11.95	1,313,168.40
Louis Manderino	52,000	13.28	190,480.00
Kurt Breitenstein	50,000	15.50	72,000.00
Philip M. Wyks	24,456	11.95	122,035.44
All other executive officers as group (6 persons)	144,000	12.31	666,560.00
All non-employee directors as a group (5 persons)	932,500	11.95	4,653,175.00

Treatment of Restricted Stock

Certain directors and executive officers hold shares of Oritani restricted stock granted under the Oritani Equity Plans. Under the merger agreement, at the effective time of the merger, each outstanding Oritani restricted stock award will be converted into the number of shares of Valley common stock equal to the product of (x) the number of restricted shares of Oritani common stock subject to the restricted stock award, multiplied by (y) the exchange ratio of 1.60 (rounded down to the nearest whole share), subject to the same terms and conditions, including vesting, as were applicable to such awards prior to the merger. The following table sets forth the number of shares of restricted stock held by each named executive officer and the other executive officers and directors of Oritani and Oritani Bank as of June 25, 2019, the date the merger agreement was executed, and is expected to remain unvested as of the assumed merger closing date of December 1, 2019. The estimated value of the restricted stock is based on (1) a share closing price of the average closing market price of Valley’s common stock over the first five (5) business days following the first public announcement of the transaction beginning on June 26, 2019 multiplied by the exchange ratio for a per share merger consideration of $16.94, multiplied by (2) the total number of shares subject to each restricted stock award.

Name	Unvested Oritani Restricted Stock Awards (#)	Aggregate Restricted Stock Award Value ($)
Kevin J. Lynch	—	$—
John M. Fields, Jr.	—	—
Louis Manderino	—	—
Kurt Breitenstein	4,000	67,760
Philip M. Wyks	—	—
All other executive officers as a group (6 persons)	—	—
All non-employee directors as a group (5 persons)	—	—

Employment Agreements with Certain Executive Officers

Oritani Bank previously entered into employment agreements with Kevin J. Lynch, President and Chief Executive Officer, John M Fields, Jr., Executive Vice President and Chief Financial Officer, Louis Manderino, Executive Vice President and Chief Risk Officer, Kurt Breitenstein, Executive Vice President and Chief Lending Officer and Philip M. Wyks, Senior Vice President and Corporate Secretary, and two other executive officers. Pursuant to the merger agreement, Valley has agreed to honor in accordance with their terms all benefits payable under these employment agreements, which provide certain benefits in the event the executive officer’s employment is terminated under specified circumstances and within a specified period of time following a change in control, such as the merger. Each such employment agreement has an initial two-year term (or three-year term with respect to Mr. Lynch’s agreement) that automatically renews for an additional year on each anniversary of the effective date of the agreement, unless notice of non-renewal has been delivered.

If, during the term of the employment agreement and within one year of a change in control (such as the merger) (1) an executive officer’s employment is terminated without “cause,” other than due to death, “normal retirement” or “disability,” (each term as defined in the employment agreements) or (2) the executive officer terminates his or her employment for any reason (or no reason) within one year of the occurrence of a change in control (referred to as a “qualifying termination”), each executive is entitled to the payments and benefits as follows:

•

Severance Payment. A cash severance payment equal to three (3) times (in the case of Mr. Lynch) or two (2) times (in the case of Messrs. Fields, Manderino, Breitenstein and Wyks and the two other executive officers) the sum of the executive officer’s (1) highest rate of annual base salary paid during the term of the employment agreement; and (2) highest annual cash bonus paid to the executive officer with respect any of the three (3) (in the case of Mr. Lynch) or two (2) in the case of Messrs. Fields,

Manderino, Breitenstein and Wyks and the two other executive officers) completed fiscal years prior to the date of termination. The cash severance is generally payable in a lump-sum payment within 60 days following the executive officer’s date of termination, except to the extent that the payment is delayed to comply with Section 409A of the Code, and then any portion delayed will be paid in a lump sum on the first day of the seventh (7th) month following the executive officer’s separation from service.

•

Health and Welfare Insurance. Continued life, disability, medical and dental insurance for a period of 36 months (in the case of Mr. Lynch) or 24 months (in the case of Messrs. Fields, Manderino, Breitenstein and Wyks and the two other executive officers) or, if applicable, as provided in Oritani Bank’s non-qualified Senior Officers Medical Benefit Plan.

Each employment agreement provides that the payments thereunder would be reduced by the minimum amount necessary to avoid penalties with respect to Sections 280G and 4999 of the Code.

Valley has acknowledged in the merger agreement that Mr. Lynch’s termination of employment in connection with the merger will be considered a qualifying termination event for purposes of his employment agreement.

The non-competition and non-solicitation covenants contained in the employment agreements do not apply in the event of termination of employment after a change in control (including the merger).

For an estimate of the amounts payable to Messrs. Lynch, Fields, Manderino, Breitenstein and Wyks under their employment agreements in connection with a qualifying termination of employment following the merger, see “– Merger-Related Compensation for Oritani’s Named Executive Officers” below. Assuming the merger was completed and the executive officer experienced a qualifying termination of employment on December 1, 2019, the estimated amount of cash severance payable to the two other executive officers under their employment agreements, as a group, is $2.0 million and the aggregate estimated value of the continued group health, life and disability coverage benefits that would be provided to such group is $59,512.

Change in Control Agreements with Certain Executive Officers

Oritani Bank previously entered into change in control agreements with four executive officers who are not parties to employment agreements with Oritani Bank. Pursuant to the merger agreement, Valley has agreed to honor in accordance with their terms all benefits payable under these change in control agreements, which provide certain benefits in the event the executive officer’s employment is terminated under specified circumstances and within a specified period of time following a change in control, such as the merger. Three of the change in control agreements have an initial two-year term that automatically renews for an additional year on each anniversary of the effective date of the agreement, unless notice of non-renewal has been delivered. One of the change in control agreements has an initial one-year term that automatically renews for an additional year on each anniversary of the effective date of the agreement, unless notice of non-renewal has been delivered

If during the term of the change in control agreement, the executive officer has a qualifying termination (a qualifying termination would be the executive officer’s involuntary termination without “cause” or voluntary resignation for “good reason,” each term as defined in the change in control agreements), each executive officer is entitled to the payments and benefits as follows:

•

Severance Payment. A cash severance payment equal to two (2) times (in the case of the one-year agreement, one (1) times) the sum of the executive officer’s (i) highest rate of annual base salary paid during the term of the employment agreement; and (ii) highest annual cash bonus paid to the executive officer with respect any of the two (2) completed fiscal years prior to the date of termination. The cash severance is generally payable in a lump-sum payment within 30 days (for one of the agreements, sixty (60) days) following the executive officer’s date of termination, except to the extent that the payment is delayed to comply with Section 409A of the Code, and then any portion delayed will be paid in a lump sum on the first day of the seventh (7th) month following the executive officer’s separation from service.

•

Health and Welfare Insurance. Continued life, disability, medical and dental insurance for 24 months (in the case of the one-year agreement, twelve (12) months) or, if applicable, as provided in Oritani Bank’s non-qualified Senior Officers Medical Benefit Plan.

Each change in control agreement provides that the payments thereunder would be reduced by the minimum amount necessary to avoid penalties with respect to Sections 280G and 4999 of the Code.

Assuming the merger was completed and the executive officer experienced a qualifying termination of employment on December 1, 2019, the estimated amount of cash severance payable to the four other executive officers under their change in control agreements, as a group, is $1.4 million and the aggregate estimated value of the continued group health, life and disability coverage benefits that would be provided to such group is $128,418.

Executive Officer Incentive Plan

The Executive Officer Incentive Plan provides annual cash bonus opportunities, determined as a percentage of base salary, for executive officers based on the satisfaction of both company-wide and individual performance measures established by the Compensation Committee of the Board of Directors of Oritani. The plan incorporates three levels of achievement for each performance measure: (1) threshold; (2) target; and (3) maximum, as well as a “net income gate” that provides certain levels of earnings performance below which cash bonuses plan under the plan would not be paid or would be authorized and approved at less than maximum level of achievement. The plan includes both a short-term incentive program component (“STIP”) and a long-term component (“LTIP”). Payment of bonuses attributable to the STIP are paid in a cash lump sum as soon as practicable following the completion of the annual performance period. Payment of bonuses attributable to the LTIP are paid after the completion of the three-year performance period, commencing on the first day of Oritani’s fiscal year with respect to the STIP.

Notwithstanding the foregoing, pursuant to the merger agreement, each executive officer below (1) was awarded an individual annual bonus under the plan at the maximum level achievement under both the STIP and the LTIP; and (2) is entitled to receive a pro-rata bonus at target level of achievement for the fiscal year ending on June 30, 2020, based on the number of days through the closing date of the merger, so long as the executive officer remains in employed with Oritani Bank as of the closing date of the merger.

The annual bonuses awarded to the executive officers under the Executive Officer Incentive Plan for the annual performance period ending on June 30, 2019 are as follows:

Name	STIP Component ($)	LTIP Component ($)	Total ($)(1)
Kevin J. Lynch	$553,875	$369,250	$923,125
John M. Fields, Jr.	179,802	125,861	305,663
Louis Manderino	142,500	99,750	242,250
Kurt Breitenstein	131,250	91,875	223,125
Philip M. Wyks	49,280	32,853	82,133

(1)

Without regard to the merger, each executive officer earned the following individual bonuses: (i) Mr. Lynch, $369,250; (ii) Mr. Fields, $125,861; (iii) Mr. Manderino $99,750; (iv) Mr. Breitenstein, $91,875 and Mr. Wyks, $32,853. These bonus amounts were earned based on target level of achievement with respect to the STIP component of the Executive Officer Incentive Plan for the annual performance period ending on June 30, 2019.

The estimated pro-rata bonuses to be awarded to the executive officers under the Executive Officer Incentive Plan for the fiscal year ended on June 30, 2020, assuming that the closing date of the merger is December 1, 2019 are as follows:

Name	Estimated Pro-Rata Bonus ($)
Kevin J. Lynch	$263,128
John M. Fields, Jr.	90,442
Louis Manderino	71,679
Kurt Breitenstein	66,020
Philip M. Wyks	22,952

Supplemental Executive Retirement and Other Deferred Compensation Arrangements for Executive Officers

Oritani Bank provides supplemental retirement benefits to Mr. Lynch under the Amended and Restated Executive Supplemental Retirement Income Plan (the “SERP”), which is designed to provide Mr. Lynch an annuitized annual benefit equal to 70% of his highest average annual base salary and bonus over the 36-consecutive-month period within the last 120 months of employment, reduced by the sum of his annuitized value of: (1) the benefits payable under Oritani Bank’s tax-qualified and non-qualified defined benefit plans; and (2) Social Security benefits attributable to the Social Security taxes paid by Oritani Bank on behalf of Mr. Lynch, reduced by the Social Security offset under Oritani Bank’s tax-qualified defined benefit plan. The benefit will be paid in monthly installments for Mr. Lynch’s life, but not less than 240 months, commencing on the first day of the month following Mr. Lynch’s date of termination. Mr. Lynch is fully vested in this benefit without regard to the merger because he has attained the normal retirement age of 65 under the plan.

Oritani Bank also provides supplemental retirement benefits for certain executive officers under the 2008 Benefit Equalization Plan (the “BEP,” which consists of both a defined benefit and a 401(k) supplemental benefit) and the Supplemental Employee Stock Ownership Plan (the “Supplemental ESOP”). Together, these plans provide participants with benefits to which they would otherwise be entitled under Oritani Bank’s tax-qualified pension plan, 401(k) plan and employee stock ownership plan but for the compensation limitations imposed by the Internal Revenue Service. Messrs. Lynch and Fields are participants in the defined portion of the BEP, Messrs. Lynch, Fields, Manderino and five other executive officers are participants in the 401(k) portion of the BEP and Messrs. Lynch, Fields, Wyks and two other executive officers are participants in the Supplemental ESOP. Pursuant to the plans, in the event of a change in control (such as a merger), the accumulated benefits thereunder would be paid to the participants in a lump sum within 30 days thereafter, unless an alternative form of payment was previously elected by the participants. The distribution of the benefits under the Supplemental ESOP will be made in the form of common stock. The benefits payable under the plans have been fully earned and vested by the participants without regard to the merger.

The SERP, BEP and Supplemental ESOP each provide that within 30 days prior to the date of a change in control (such as the merger), Oritani Bank must make an irrevocable contribution to a rabbi trust in an amount that is sufficient to pay each participant and beneficiary the benefits to which they are entitled under the plans as of the date of the change in control.

Director Retirement Plans

Oritani Bank maintains the Amended and Restated 2005 Directors Deferred Fee Plan (the “Director Deferred Fee Plan”), under which participants accumulate benefits based on voluntary deferral elections of director fees. The Director Deferred Fee Plan provides that in the event of a change in control, such as the merger, each participant’s accumulated benefits will be paid in a lump sum within 30 days of a change in control, unless the participant has elected an alternative method of payment pursuant to the plan. Each non-employee director of Oritani, except for Judith Schumacher-Tilton, is a participant in the Director Deferred Fee Plan.

Oritani Bank also maintains the Amended and Restated Directors’ Retirement Plan (the “Director Retirement Plan”), which provides certain benefits to a director with at least five (5) years of service who retires from service on or after reaching age 65. Messrs. Lynch and Fields and each of the non-employee directors of Oritani, except for Ms. Schumacher-Tilton, are participants in the Director Retirement Plan. Each participant is eligible to receive the full normal retirement benefit if the participant has completed 10 or more years of service. Upon retirement, the full benefit is equal to 50% of the aggregate annual compensation paid to a participant with respect to the year in which the retirement occurs. The benefit is paid in the form of either a life annuity, a joint and survivor annuity or a lump sum actuarial equivalent. In the event of a change in control, such as a merger, each director will be deemed to have attained age 65 and completed 10 years of service and would receive the full normal retirement benefit. Without regard to the merger, Mr. Fields and one other participant are not vested in the normal retirement benefit because they have not attained age 60.

Pursuant to the merger agreement, within 30 days prior to the closing of the merger, the Director Deferred Fee Plan and the Director Retirement Plan will be terminated by Oritani, as directed by Valley. The accumulated benefits due under the plans will be paid to each participant in a cash lump sum payment within 12 months following the date that the election is taken to terminate the plans.

For an estimate of the value of the enhanced benefit for Mr. Fields under the Director Retirement Plan in connection with its termination, see “The Merger – Merger-Related Compensation for Oritani’s Named Executive Officers” below. The estimated value of the enhanced benefit for the one other non-employee director under the Director Retirement Plan is $1,168,133. Except for the foregoing, each director is fully vested in all benefits under the Director Deferred Fee Plan and the Director Retirement Plan.

Retiree Health Benefits

Oritani Bank maintains two plans that provide for post-retirement health benefits: (1) the Senior Officer Post-Retirement Plan (the “Officer Retiree Health Plan”); and (2) the Post-Retirement Director Medical Plan (the “Director Retiree Health Plan’). Executive officers who are designated by the Board of Directors of Oritani Bank who have attained age 52 and completed at least five years of service are eligible to participate in the Officer Retiree Health Plan. Under this plan, eligible officers and their spouses are entitled to participate in Oritani Bank’s group health plan for life, at no cost to the executive officer so long as Oritani Bank’s costs do not exceed two times the premium cost of such health coverage provided to the executive officer at the time of retirement. Messrs. Lynch, Fields, Wyks and two other executive officers are eligible to receive post-retirement health coverage under the Officer Retiree Health Plan without regard to the merger because each officer has satisfied the plan’s eligibility requirements.

The Director Retiree Health Plan is a component of the Director Retirement Plan. Each of the non-employee directors participating in the Director Retirement Plan is entitled to receive lifetime medical benefits, the cost of which will be fully paid by Oritani Bank up to 200% of the annual cost of such benefits at the time of the non-employee director’s retirement.

Under the Merger Agreement, Valley has agreed to pay the five (5) non-employee directors under the Director Retiree Health Plan and Mr. Lynch under the Officer Retiree Health Plan an aggregate payment of $3.0 million to terminate Oritani Bank’s future retiree health obligations to the five (5) non-employee directors and Mr. Lynch, which would be paid in a lump sum at, or as soon as practicable after, the closing date of the merger. Valley has also agreed to settle any post-termination retiree health benefits for all participants in the Officer Retiree Health Plan prior to the closing date of the merger, provided, however, that any settlement or payment of cash in lieu of the retiree health benefits must comply with Section 409A of the Code. In consideration of receiving a settlement payment, each participant in Officer Retiree Health Plan or the Director Retiree Health Plan must enter into a release agreement with Valley.

Group Life Insurance Plan

Oritani Bank maintains a Group Life Insurance Plan for employees and non-employee directors. A participant who retires while participating (or is terminated due to a change in control) is entitled to the benefit in the event of the participant’s death. In such event, the participant’s beneficiary will receive either: (1) two times the annual base salary for Vice Presidents and above; (2) one times the annual base salary for Assistant Vice President and below; or (3) $50,000 for non-employee directors. The plan is funded through split dollar life insurance on the participants’ lives under an endorsement split dollar arrangement, where Oritani Bank owns the policy and a portion of the death benefit is “endorsed” to the participant. In the event of the participant’s disability, retirement (defined as retirement on or after age 65 or after the participant’s age and service equal at least “70”) or in the event of a change in control, such as the merger, the policy will be maintained for the participant until his or her death. Participants in the plan include Messrs. Lynch, Fields, Manderino, Wyks, six (6) other executive officers and five (5) non-employee directors, all of whom, except for one executive officer, are fully vested in the aforementioned benefits without regard to the merger.

Employee Stock Ownership Plan

The Oritani Bank Employee Stock Ownership Plan (the “ESOP”) is a tax-qualified plan that covers substantially all of the employees of Oritani Bank who have attained age 21 and completed 1,000 hours of service. The ESOP received a loan from Oritani, the proceeds of which were used to acquire shares of Oritani common stock for the benefit of plan participants. The ESOP has pledged the shares acquired with the loan as collateral for the loan and holds them in a suspense account, releasing them to participants’ accounts as the loan is repaid, using contributions received from Oritani Bank. Prior to the effective time of the merger, the outstanding ESOP loan will be repaid by the ESOP by delivering a sufficient number of unallocated shares of Oritani common stock to Oritani. Any unallocated shares remaining in the ESOP suspense account (after the repayment of the outstanding loan) will be allocated to the active plan participants pro-rata as earnings. As of the effective time of the merger, the ESOP will be terminated and all allocated shares of common stock held by the ESOP will be converted into the merger consideration.

As a result of the foregoing, Oritani’s executive officers, as well as other employees who participate in the ESOP, will receive a benefit in connection with the ESOP’s termination to the extent that the stock price of Oritani common stock multiplied by the number of shares held in the suspense account exceeds the outstanding loan used to acquire those shares.

For an estimate of the additional benefits that Oritani’s named executive officers would receive upon the effective time of the merger, see “– Merger-Related Compensation for Oritani’s Named Executive Officers” below. Based on account levels as of June 25, 2019, and a stock price of $16.94, which is the average closing price of Valley’s common stock over the first five (5) business days following the first public announcement of the merger beginning on June 26, 2019 multiplied by the exchange ratio, the estimated value of the additional benefits that the six other executive officers would receive, as a group, is $2.1 million.

New Arrangements with Oritani Executive Officers

Prior to and from time to time since the execution of the merger agreement, Valley has engaged, and it expects to continue to engage, in discussions with certain executive officers of Oritani about potential roles with the combined company after the consummation of the merger. There is at this time no assurance that those discussions will result in any additional agreements with Valley or, if so, what the terms and conditions of any such agreements would be.

Merger-Related Executive Compensation for Oritani’s Named Executive Officers

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Oritani’s named executive officers that is based on or otherwise relates to the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules.

The following table sets forth the amount of payments and benefits that each of Oritani’s named executive officers would as a result of the merger, assuming the following assumptions (except as otherwise provided in the footnotes to the following table): (1) the effective time of the merger is December 1, 2019; and (2) each named executive officer experiences a qualifying termination of employment on December 1, 2019. The table does not include the value of benefits that the named executive officers are vested in without regard to the occurrence of a change in control. Amounts below are based on certain assumptions that may or may not actually occur. As a result, the actual amounts to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash(1)	Equity(2)	Pension/ NQDC(3)	Perquisites/ Benefits(4)	Other(5)	Total
Kevin J. Lynch	$6,699,126	$—	$—	$—	$669,185	$7,368,311
John M. Fields, Jr.	1,600,775	—	1,200,819	—	669,185	3,470,779
Louis Manderino	1,226,679	24,640	—	45,353	423,136	1,719,808
Kurt Breitenstein	1,168,520	115,040	—	57,030	40,393	1,380,983
Philip Wyks	674,537	—	—	—	531,148	1,205,685

(1)

As described above, the cash payments payable to each of the Oritani named executive officers consist of (a) for all named executive officers, a lump sum payment equal to two (2) times (and in the case of Mr. Lynch, three (3) times) the sum of (i) the highest rate of base salary and (ii) the highest annual bonus paid in the preceding three years, payable pursuant to their employment agreements, the payment of which does not assume any reduction to avoid penalties under Section 280G of the Code; (b) for all named executive officers, a lump sum payment equal to the portion of their bonus awards under the Executive Officer Incentive Plan for the fiscal year ended June 30, 2019 that was earned as a result of the merger; (c) for all named executive officers, a lump sum payment equal to their pro-rata bonus payable under the Executive Officer Incentive Plan for the fiscal year ending June 30, 2020; and (d) for Mr. Lynch, the estimated portion of the $3.0 million that will be used to settle his future retiree health obligations under the Officer Retiree Health Plan. For Messrs. Fields and Wyks, the settlement of their future retiree obligations under the Officer Retiree Health Plan is still to be negotiated with Valley. The payments described in clause (a) are “modified single trigger” payments because the payments may be triggered due to the named executive officer’s voluntary resignation for any reason within one year following the merger. The payments described in clause (b), (c) and (d) are “single trigger” payments because they are payable solely as a result of, or in connection with, the merger.

Set forth below are the separate values of each of payments described in clauses (a), (b), (c) and (d) above.

Name	(a)	(b)	(c)	(d)
Kevin J. Lynch	$4,984,875	$553,875	$263,128	$897,248
John M. Fields, Jr.	1,330,531	179,802	90,442	—
Louis Manderino	1,012,500	142,500	71,679	—
Kurt Breitenstein	971,250	131,250	66,020	—
Philip Wyks	602,305	49,280	22,952	—

(2)

All unvested restricted stock and stock options awarded to the named effective officers will become vested upon the named executive officer’s qualifying termination event following the change in control, as determined under the Oritani Equity Plans (i.e., a “double-trigger vesting” because the vesting is contingent upon a qualifying termination event at or following the merger). Set forth below are the values of the unvested equity awards, based on a per share price of each type of equity-based award that would become vested and be settled upon the effective time of the merger, based on a price per share of $16.94 (i.e., the average closing price per share of Valley’s common stock over the first five business days following the announcement of the merger agreement, multiplied by the exchange ratio).

Name	Restricted Stock	Stock Options
Kevin J. Lynch	$—	$—
John M. Fields, Jr.	—	—
Louis Manderino	—	24,640
Kurt Breitenstein	67,760	47,280
Philip Wyks	—	—

(3)

With respect to Mr. Fields, whose benefit payable under the Director Retirement Plan will become fully vested because he will be deemed to be age 65 and have completed 10 years of service as a result of the merger (i.e., a single trigger vesting), the amount reflects the enhanced portion of Mr. Fields’ normal retirement benefit, which will be payable in a cash lump sum in connection with the expected termination of the Director Retirement Plan as described above. The enhanced portion of Mr. Field’s normal retirement benefit is a single trigger payment because the payment is conditioned solely upon a change in control, such as the merger.

(4)

The amounts in this column represent the present value of the cash equivalent of the cost of providing continued coverage for Messrs. Manderino and Breitenstein under the health insurance plans and other welfare arrangements currently sponsored by Oritani Bank for two years pursuant to their employment agreements. The present value was calculated using a discount rate equal to 120% of the applicable federal rate (compounded semi-annually) for August 2019, as published by the Internal Revenue Service. Messrs. Lynch, Fields and Wyks are entitled to continued health benefits pursuant to their participation in the Officer Retiree Health Plan, which they are entitled to receive without regard to the merger.

(5)

This column represents the estimated dollar value of additional allocations to the named executive officers in connection with the termination of the ESOP and repayment of the outstanding ESOP loan balance at closing. Following the repayment of the ESOP loan with unallocated shares, the remaining shares in the ESOP suspense account will be exchanged for the merger consideration and will be allocated to all eligible employees, including the named executive officers, as earnings of the ESOP based on the eligible employee’s account balance. The estimated dollar value attributable to each named executive officer as set forth above is based on a number of assumptions that may or not be accurate at the closing of the merger, including that eligible participants who are currently employed by Oritani Bank remain employed by Oritani Bank through the merger closing date and the merger consideration value is $16.94 (the average value of Valley’s common stock as of the first five (5) business days commencing after the public announcement of the merger, multiplied by the exchange ratio).

Interests of Valley’s Directors and Executive Officers in the Merger

No person serving as a director or executive officer of Valley at any time while the merger was under discussion has any interest, direct or indirect, in any matter to be acted upon by Valley’s shareholders, except as a shareholder of Valley.

Opinion of Oritani’s Financial Advisor

Oritani engaged KBW to render financial advisory and investment banking services to Oritani, including an opinion to the Oritani Board of Directors as to the fairness, from a financial point of view, to the holders of

Oritani common stock of the exchange ratio in the proposed merger of Oritani with and into Valley. Oritani selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the Oritani Board of Directors held on June 25, 2019, at which the Oritani Board of Directors evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the Oritani Board of Directors an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Oritani common stock. The Oritani Board of Directors approved the merger agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Appendix B to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Oritani Board of Directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the merger to the holders of Oritani common stock. It did not address the underlying business decision of Oritani to engage in the merger or enter into the merger agreement or constitute a recommendation to the Oritani Board of Directors in connection with the merger, and it does not constitute a recommendation to any holder of Oritani common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’ or affiliates’ agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Oritani and Valley and bearing upon the merger, including, among other things:

•	a draft of the merger agreement dated June 21, 2019 (the most recent draft then made available to KBW);

•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended June 30, 2018 of Oritani;

•	the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended September 30, 2018, December 31, 2018 and March 31, 2019 of Oritani;

•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2018 of Valley;

•	the unaudited quarterly financial statements and Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 of Valley;

•

certain regulatory filings of Oritani and Valley and their respective subsidiaries, including the quarterly reports on Form FR Y-9C and call reports filed with respect to each quarter during the three-year period ended June 30, 2018 as well as the quarters ended September 30, 2018, December 31, 2018 and March 31, 2019 (in the case of Oritani) and during the three-year period ended December 31, 2018 as well as the quarter ended March 31, 2019 (in the case of Valley);

•	certain other interim reports and other communications of Oritani and Valley to their respective shareholders; and

•

other financial information concerning the businesses and operations of Oritani and Valley that was furnished to KBW by Oritani and Valley or which KBW was otherwise directed to use for purposes of KBW’s analyses.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of Oritani and Valley;

•	the assets and liabilities of Oritani and Valley;

•	the nature and terms of certain other merger transactions and business combinations in the banking industry;

•	a comparison of certain financial and stock market information for Oritani and Valley with similar information for certain other companies the securities of which were publicly traded;

•

publicly available consensus “street estimates” of Oritani, as well as assumed long-term Oritani growth rates provided to KBW by Oritani management, all of which information was discussed with KBW by Oritani management and used and relied upon by KBW at the direction of such management and with the consent of the Oritani Board of Directors;

•

publicly available consensus “street estimates” of Valley, as well as assumed long-term Valley growth rates provided to KBW by Valley management, all of which information was discussed with KBW by Valley management and used and relied upon by KBW based on such discussions, at the direction of Oritani management and with the consent of the Oritani Board of Directors; and

•

estimates regarding certain pro forma financial effects of the merger on Valley (including, without limitation, the cost savings and related expenses expected to result or be derived from the merger) that were prepared by, and provided to and discussed with KBW by, Valley management and that were used and relied upon by KBW based on such discussions, at the direction of Oritani management and with the consent of the Oritani Board of Directors.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions held by the managements of Oritani and Valley regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry. In addition, KBW considered the results of the efforts undertaken by Oritani, with KBW’s assistance, to solicit indications of interest from third parties regarding a potential transaction with Oritani.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to it or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of Oritani as to the reasonableness and achievability of the publicly available consensus “street estimates” of Oritani and the assumed Oritani long-term growth rates referred to above (and the assumptions and bases therefor), and KBW assumed that all such information was reasonably prepared and represented, or in the case of the Oritani

“street estimates” referred to above that such estimates were consistent with, the best currently available estimates and judgments of such management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated. KBW further relied, with the consent of Oritani, upon Valley management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Valley, the assumed Valley long-term growth rates, and the estimates regarding certain pro forma financial effects of the merger on Valley (including, without limitation, the cost savings and related expenses expected to result or be derived from the merger), all as referred to above (and the assumptions and bases for all such information), and KBW assumed that all such information was reasonably prepared and represented, or in the case of the Valley “street estimates” referred to above that such estimates were consistent with, the best currently available estimates and judgments of Valley management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated.

It is understood that the portion of the foregoing financial information of Oritani and Valley that was provided to KBW was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Oritani and Valley, was based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions) and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of Oritani and Valley and with the consent of the Oritani Board of Directors, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Oritani or Valley since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with Oritani’s consent, that the aggregate allowances for loan and lease losses for Oritani and Valley are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Oritani or Valley, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Oritani or Valley under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy.

KBW assumed, in all respects material to its analyses:

•

that the merger and any related transactions (including, without limitation, the bank merger and the dividends on Oritani common stock permitted to be paid by Oritani prior to the consummation of the merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the draft reviewed by KBW and referred to above) with no adjustments to the exchange ratio and with no other consideration or payments in respect of Oritani common stock;

•	that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

•	that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•

that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transactions and that all conditions to the completion of the merger and any related transaction would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

•

that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Oritani, Valley or the pro forma entity, or the contemplated benefits of the merger, including without limitation the cost savings and related expenses expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of Oritani that Oritani relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Oritani, Valley, the merger and any related transaction, and the merger agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, of the exchange ratio in the merger to the holders of Oritani common stock. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction (including, without limitation, the termination of Oritani’s Employee Stock Ownership Plan and any related agreement on the Closing Date (as defined in the merger agreement)), including without limitation, the form or structure of the merger or any such related transaction, any consequences of the merger or any such related transaction to Oritani, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of Oritani to engage in the merger or enter into the merger agreement;

•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Oritani or the Oritani Board of Directors;

•

the fairness of the amount or nature of any compensation to any of Oritani’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of Oritani common stock;

•

the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Oritani (other than the holders of Oritani common stock, solely with respect to the exchange ratio as described in KBW’s opinion and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of Valley or any other party to any transaction contemplated by the merger agreement;

•	any adjustment (as provided in the merger agreement) to the exchange ratio assumed for purposes of KBW’s opinion;

•	the actual value of Valley common stock to be issued in the merger;

•

the prices, trading range or volume at which Oritani common stock or Valley common stock would trade following the public announcement of the merger or the prices, trading range or volume at which Valley common stock would trade following the consummation of the merger;

•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

•

any legal, regulatory, accounting, tax or similar matters relating to Oritani, Valley, their respective shareholders, or relating to or arising out of or as a consequence of the merger or any related transaction (including the bank merger), including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Oritani and Valley. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, KBW’s opinion was among several factors taken into consideration by the Oritani Board of Directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Oritani Board of Directors with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between Oritani and Valley and the decision of Oritani to enter into the merger agreement was solely that of the Oritani Board of Directors.

The following is a summary of the material financial analyses presented by KBW to the Oritani Board of Directors in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Oritani Board of Directors, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, KBW utilized an implied transaction value for the merger of $16.30 per outstanding share of Oritani common stock, or $744.5 million in the aggregate (inclusive of the implied value of in-the-money Oritani stock options), based on the 1.60x exchange ratio in the proposed merger and the closing price of Valley common stock on June 24, 2019. In addition to the financial analyses described below, KBW reviewed with the Oritani Board of Directors for informational purposes, among other things, an implied transaction multiple for the proposed merger (based on the implied transaction value for the merger of $16.30 per outstanding share of Oritani common stock) of 14.9x Oritani’s estimated calendar 2019 earnings per share (“EPS”) using the publicly available calendar year 2019 net income consensus “street estimate” for Oritani and a diluted Oritani share count as of March 31, 2019 per Oritani management.

Oritani Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Oritani to 11 selected major exchange-traded banks which were headquartered in the Northeast or Mid-Atlantic United States and which had total assets between $1.5 billion and $10.0 billion and tangible common equity to tangible asset ratios greater than 10.0%. Merger targets and mutual holding companies were excluded from the selected companies.

The selected companies were as follows:

Eagle Bancorp, Inc. First Bank Howard Bancorp, Inc. Kearny Financial Corp. Meridian Bancorp, Inc. Metropolitan Bank Holding Corp.	Northfield Bancorp, Inc. Parke Bancorp, Inc. PCSB Financial Corporation Provident Financial Services, Inc. Western New England Bancorp, Inc.

To perform this analysis, KBW used profitability and other financial information for the latest 12 months (“LTM”) or most recent completed fiscal quarter (“MRQ”) available or as of the end of such periods and market price information as of June 24, 2019. KBW also used 2019 and 2020 EPS estimates taken from consensus “street estimates” for Oritani (utilized as noted below) and the 10 selected companies for which consensus “street estimates” were available. Where consolidated holding company level financial data for the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in Oritani’s historical financial statements, or the data used by J.P. Morgan presented under the section “– Opinion of Valley’s Financial Advisor,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Oritani and the selected companies:

		Selected Companies
	Oritani	25th Percentile	Median	Average	75th Percentile
Core Return on Average Assets(1)	1.22%	0.74%	0.91%	1.07%	1.39%
Core Return on Average Tangible Common Equity(1)	9.33%	5.95%	8.94%	9.49%	13.02%
Net Interest Margin	2.48%	2.89%	3.38%	3.24%	3.64%
Fee Income / Revenue Ratio(2)	4.0%	5.9%	9.1%	9.4%	11.5%
Efficiency Ratio	36.4%	63.3%	59.9%	58.0%	55.5%

(1)	Core income excluded extraordinary items, nonrecurring items, gains/losses on sale of securities and amortization of intangibles.
(2)	Excluded gains/losses on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of Oritani and the selected companies:

		Selected Companies
	Oritani	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	13.02%	10.20%	10.34%	11.93%	13.38%
Total Capital Ratio	15.25%	13.15%	14.80%	15.87%	17.11%
Loans / Deposits	121.6%	100.5%	103.2%	102.6%	107.1%
Commercial Real Estate Loans(1) / Total Risk Based Capital	576%	271%	329%	337%	372%
Loan Loss Reserve / Gross Loans	0.81%	0.71%	0.84%	0.87%	0.98%
Nonperforming Assets / Loans and OREO	0.31%	1.05%	0.87%	0.89%	0.58%
Net Charge-Offs / Average Loans	0.01%	0.04%	0.01%	0.02%	(0.00%)

(1)	Regulatory definition excluded owner-occupied commercial real estate.

In addition, KBW’s analysis showed the following concerning the market performance of Oritani and, to the extent publicly available, the selected companies (excluding the impact of 2019 EPS and 2020 EPS multiples for one of the selected companies, which multiples were considered to be not meaningful because they were greater than 30.0x):

			Selected Companies
	Oritani		25th Percentile		Median		Average		75th Percentile
One-Year Stock Price Change	(5.5%)		(18.3%)		(15.4%)		(14.6%)		(10.6%)
One-Year Total Return	1.4%		(17.3%)		(14.2%)		(13.2%)		(8.1%)
Year-To-Date Stock Price Change	8.9%		(2.2%)		0.5%		7.3%		15.3%
Stock Price / Tangible Book Value per Share	1.36	x	1.19	x	1.28	x	1.36	x	1.48	x
Stock Price / 2019 EPS Estimate(1)	14.6	x(1)	12.3	x	14.0	x	15.4	x	15.9	x
Stock Price / 2020 EPS Estimate(2)	14.9	x(2)	10.9	x	12.2	x	14.3	x	14.3	x
Dividend Yield	6.2%		0.9%		1.7%		1.7%		2.4%
LTM Dividend Payout(3)	84.0%		16.3%		24.8%		27.2%		41.5%

(1)	Based on the calendar year 2019 net income consensus “street estimate” for Oritani and a diluted Oritani share count as of March 31, 2019 per Oritani management.
(2)	Based on the first two quarters of calendar year 2020 net income consensus “street estimates” for Oritani annualized and a diluted Oritani share count as of March 31, 2019 per Oritani management.
(3)	Excluded special dividends.

No company used as a comparison in the above selected companies analysis is identical to Oritani. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Valley Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Valley to 14 selected major exchange-traded banks which were headquartered in the Northeast or Mid-Atlantic United States and which had total assets between $10.0 billion and $75.0 billion. Merger targets and mutual holding companies were excluded from the selected companies.

The selected companies were as follows:

Berkshire Hills Bancorp, Inc. CIT Group Inc. Community Bank System, Inc. Customers Bancorp, Inc. F.N.B. Corporation Fulton Financial Corporation Investors Bancorp, Inc.	New York Community Bancorp, Inc Northwest Bancshares, Inc. People’s United Financial, Inc. Signature Bank Sterling Bancorp Webster Financial Corporation WSFS Financial Corporation

To perform this analysis, KBW used profitability and other financial information for the latest 12 months or most recent completed fiscal quarter available or as of the end of such periods and market price information as of June 24, 2019. KBW also used 2019 and 2020 EPS estimates taken from consensus “street estimates” for Valley and the selected companies. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in Valley’s historical financial statements, or the data used by J.P. Morgan presented under the section “The Merger – Opinion of Valley’s Financial Advisor,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Valley and the selected companies:

		Selected Companies
	Valley	25th Percentile	Median	Average	75th Percentile
Core Return on Average Assets(1)	0.83%	0.96%	1.12%	1.15%	1.38%
Core Return on Average Tangible Common Equity(1)	13.16%	10.77%	13.12%	13.80%	17.78%
Net Interest Margin	2.98%	2.83%	3.21%	3.23%	3.68%
Fee Income / Revenue Ratio(2)	11.8%	13.7%	22.0%	21.5%	24.3%
Efficiency Ratio	57.8%	59.8%	58.6%	55.7%	53.1%

(1)	Core income excluded extraordinary items, nonrecurring items, gains/losses on sale of securities and amortization of intangibles.
(2)	Excluded gain/losses on sale of securities.

KBW’s analysis showed the following concerning the financial condition of Valley and the selected companies:

		Selected Companies
	Valley	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	6.70%	7.82%	8.75%	8.82%	9.50%
Total Capital Ratio	11.37%	12.95%	13.42%	13.92%	14.57%
Loans / Deposits	102.1%	94.0%	98.5%	100.6%	107.6%
Commercial Real Estate Loans(1) / Total Risk Based Capital	395%	154%	231%	284%	375%
Loan Loss Reserve / Gross Loans	0.61%	0.55%	0.69%	0.76%	0.95%
Nonperforming Assets / Loans and OREO	0.69%	1.08%	0.65%	0.79%	0.49%
Net Charge-Offs / Average Loans	0.08%	0.16%	0.12%	0.13%	0.06%

(1)	Regulatory definition excluded owner-occupied commercial real estate.

In addition, KBW’s analysis showed the following concerning the market performance of Valley and the selected companies:

			Selected Companies
	Valley		25th Percentile		Median		Average		75th Percentile
One-Year Stock Price Change	(20.0%)		(26.9%)		(16.1%)		(17.1%)		(9.6%)
One-Year Total Return	(16.6%)		(25.7%)		(13.3%)		(14.7%)		(6.4%)
Year-To-Date Stock Price Change	14.8%		2.2%		9.5%		8.9%		12.8%
Stock Price / Tangible Book Value per Share	1.61	x	1.25	x	1.57	x	1.60	x	1.77	x
Stock Price / 2019 EPS Estimate	10.9	x	10.4	x	11.1	x	11.9	x	12.2	x
Stock Price / 2020 EPS Estimate	9.9	x	9.2	x	10.7	x	11.1	x	11.3	x
Dividend Yield	4.3%		2.1%		3.2%		3.1%		4.2%
LTM Dividend Payout	45.8%		23.6%		41.4%		40.8%		52.9%

No company used as a comparison in the above selected companies analysis is identical to Valley. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Transactions Analysis. KBW reviewed publicly available information related to 23 selected U.S. bank transactions announced since January 1, 2016 with announced transaction values between $250 million and $2.0 billion and acquired company tangible common equity to tangible asset ratios greater than 10.0%.

The selected transactions were as follows:

Acquiror	Acquired Company

CenterState Bank Corporation

Independent Bank Corp.

First Busey Corporation

WSFS Financial Corporation

Cadence Bancorporation

Allegiance Bancshares, Inc.

CenterState Bank Corporation

WesBanco, Inc.

Ameris Bancorp

Banco de Credito e Inversiones SA

Kearny Financial Corp.

CenterState Bank Corporation

Associated Banc-Corp

OceanFirst Financial Corp

Union Bankshares Corporation

Home BancShares, Inc.

Simmons First National Corporation

Independent Bank Group, Inc.

Collins Family Trust

Cathay General Bancorp

First Midwest Bancorp, Inc.

Chemical Financial Corporation

Old National Bancorp

National Commerce Corporation

Blue Hills Bancorp, Inc.

Banc Ed Corp.

Beneficial Bancorp, Inc.

State Bank Financial Corporation

Post Oak Bancshares, Inc.

Charter Financial Corporation

Farmers Capital Bank Corporation

Hamilton State Bancshares

TotalBank

Clifton Bancorp, Inc.

HCBF Holding Company, Inc.

Bank Mutual Corporation

Sun Bancorp, Inc.

Xenith Bankshares, Inc.

Stonegate Bank

Southwest Bancorp, Inc.

Carlile Bancshares, Inc.

Inter National Bank

SinoPac Bancorp

Standard Bancshares, Inc.

Talmer Bancorp, Inc.

Anchor BanCorp Wisconsin Inc.

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the respective transaction and, to the extent then publicly available, EPS consensus “street estimates” for the first full calendar year following the announcement of the respective transaction:

•

Price per common share to tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

•	Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium;

•

Price per common share to LTM EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM earnings); and

•	Price per common share to forward year estimated EPS of the acquired company in the 13 selected transactions in which consensus “street estimates” for the acquired company were then available.

KBW also reviewed the price per common share paid for the acquired company for the 15 selected transactions involving publicly traded acquired companies as a premium/(discount) to the closing price of the acquired company one day prior to the announcement of the acquisition (expressed as a percentage and referred to as the one day market premium). The resulting transaction multiples and premiums for the selected transactions were compared with the corresponding transaction multiples and premiums for the proposed merger based on the implied transaction value for the merger of $16.30 per outstanding share of Oritani common stock and using historical financial information for Oritani as of or through March 31, 2019, the estimated calendar year 2020 EPS for Oritani (calculated using the first two quarters of calendar year 2020 net income consensus “street estimates” for Oritani annualized and a diluted Oritani share count as of March 31, 2019 per Oritani management) and the closing price of Oritani common stock on June 24, 2019.

The results of the analysis are set forth in the following table (excluding the impact of the LTM EPS multiples for seven of the selected transactions, which multiples were considered to be not meaningful because they were negative or greater than 35.0x):

		Selected Transactions
	Valley / Oritani	25th Percentile	Median	Average	75th Percentile
Price / Tangible Book Value	1.39x	1.51x	1.73x	1.80x	2.07x
Core Deposit Premium	10.2%	10.9%	14.6%	13.7%	18.1%
Price / LTM EPS(1)	13.7x	19.2x	20.2x	21.3x	23.0x
Price / Forward EPS	15.2x	15.4x	21.5x	23.0x	25.3x
One-Day Market Premium	1.5%	5.0%	8.3%	9.4%	14.1%

(1)	LTM EPS excluded one-time tax expenses related to the revaluation of deferred tax assets due to the Tax Cuts and Jobs Act of 2017, where applicable.

No company or transaction used as a comparison in the above selected transaction analysis is identical to Oritani or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW analyzed the relative standalone contribution of Valley and Oritani to various pro forma balance sheet and income statement items and the combined market capitalization of the combined entity. This analysis did not include purchase accounting or merger-related adjustments. To perform this analysis, KBW used (i) balance sheet and income statement data for Valley and Oritani as of or for the quarter ended March 31, 2019, (ii) publicly available consensus “street estimates” for Valley and Oritani (utilized as noted below in the case of Oritani), and (iv) market price data as of June 24, 2019. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of Valley and Oritani shareholders in the combined company based on the 1.60x exchange ratio provided for in the merger agreement:

	Valley as a % of Total	Oritani as a % of Total
Ownership
100% stock	82.0%	18.0%
Balance Sheet
Assets	88.9%	11.1%
Gross Loans Held for Investment	87.8%	12.2%
Deposits	89.6%	10.4%
Tangible Common Equity	79.6%	20.4%
Income Statement
2019 Estimated Net Income	86.7%	13.3	%(1)
2020 Estimated Net Income	88.0%	12.0	%(2)
Market Capitalization:
Pre-Deal Market Capitalization	82.4%	17.6%

(1)	Based on the calendar year 2019 net income consensus “street estimate” for Oritani.
(2)	Based on the first two quarters of calendar year 2020 net income consensus “street estimates” for Oritani annualized.

Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Valley and Oritani. Using (i) closing balance sheet estimates as of December 31, 2019 for Valley and Oritani taken from consensus “street estimates”, (ii) publicly available EPS consensus “street estimates” for Valley and an assumed long-term EPS growth rate for Valley provided by Valley management, (iii) publicly available calendar year 2019 net income consensus “street estimates” for Oritani and calendar year 2020 and 2021 net income estimates for Oritani provided by Valley management and (iv) pro forma assumptions (including, without limitation, the cost savings and related expenses expected to result from the merger and certain accounting adjustments and restructuring charges assumed with respect thereto) provided by Valley management, KBW analyzed the potential financial impact of the merger on certain projected financial results of Valley. This analysis indicated the merger could be dilutive to Valley’s estimated 2020 EPS and estimated 2021 EPS and could be accretive to Valley’s estimated tangible book value per share as of December 31, 2019. Furthermore, the analysis indicated that, pro forma for the merger each of tangible common equity to tangible assets ratio, Leverage Ratio, Common Equity Tier 1 Ratio, Tier 1 Capital Ratio and Total Risk-based Capital Ratio as of December 31, 2019 could be higher. For all of the above analysis, the actual results achieved by Valley following the merger may vary from the projected results, and the variations may be material.

Oritani Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis of Oritani to estimate a range for the implied equity value of Oritani. In this analysis, KBW used publicly available consensus “street estimates” for Oritani (annualizing the first two quarters of calendar year 2020 net income estimates) and assumed long-term growth rates for Oritani provided by Oritani management, and assumed discount rates ranging from 8.5% to 10.5%. The ranges of values were derived by adding (i) the present value of the estimated excess cash flows that Oritani could generate over the period from March 31, 2019 through December 31, 2025 as a standalone company, and (ii) the present value of Oritani’s implied terminal value at the end of such period. KBW assumed that Oritani would maintain a tangible common equity to tangible asset ratio of 9.00% and would retain sufficient earnings to maintain these levels. In calculating the terminal value of Oritani, KBW applied a range of 11.0x to 13.0x estimated 2025 net income. This discounted cash flow analysis resulted in a range of implied values per share of Oritani common stock of $14.40 to $16.71.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The foregoing discounted cash flow analyses did not purport to be indicative of the actual values or expected values of Oritani.

Valley Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis of Valley to estimate a range for the implied equity value of Valley. In this analysis, KBW used publicly available consensus “street estimates” of Valley and assumed long-term growth rates for Valley provided by Valley management, and assumed discount rates ranging from 9.0% to 11.0%. The ranges of values were derived by adding (i) the present value of the estimated excess cash flows that Valley could generate over the period from March 31, 2019 through December 31, 2025 as a standalone company, and (ii) the present value of Valley’s implied terminal value at the end of such period. KBW assumed that Valley would maintain a tangible common equity to tangible asset ratio of 7.25% and would retain sufficient earnings to maintain these levels. In calculating the terminal value of Valley, KBW applied a range of 11.0x to 13.0x estimated 2025 net income. This discounted cash flow analysis resulted in a range of implied values per share of Valley common stock of $11.09 to $13.74.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The foregoing discounted cash flow analyses did not purport to be indicative of the actual values or expected values of Valley or the pro forma combined company.

Miscellaneous. KBW acted as financial advisor to Oritani in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses (and further to existing sales and trading relationships between a KBW broker-dealer affiliate and each of Oritani and Valley), may from time to time purchase securities from, and sell securities to, Oritani and Valley. In addition, as a market maker in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Oritani or Valley for its and their own respective accounts and for the accounts of its and their respective customers and clients. KBW employees may also from time to time maintain individual positions in Valley common stock. As Oritani was previously informed by KBW, such positions currently include an individual position in shares of Valley common stock held by a senior member of the KBW advisory team providing services to Oritani in connection with the proposed merger.

Pursuant to the KBW engagement agreement, Oritani agreed to pay KBW a total cash fee equal to 1.00% of the aggregate merger consideration, $250,000 of which became payable to KBW with the rendering of its opinion, and the balance of which is contingent upon the closing of the merger. Oritani also agreed to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. In addition to the present engagement, in the two years preceding the date of its opinion, KBW has not provided investment banking and financial advisory services to Oritani. In the two years preceding the date of its opinion, KBW has provided investment banking and financial advisory services to Valley and received compensation for such services. KBW acted as (i) financial advisor to Valley in connection with its January 2018 acquisition of USAmeriBancorp, Inc. and (ii) book-running manager in Valley’s July 2017 registered offering of preferred stock. KBW may in the future provide investment banking and financial advisory services to Oritani or Valley and receive compensation for such services.

Unaudited Financial Forecasts

Valley and Oritani do not as a matter of course publicly disclose internal management budgets, forecasts or projections as to future financial performance due to the inherent uncertainty of the underlying assumptions and estimates.

However, for purposes of the financial analyses performed in connection with J.P. Morgan’s opinion, Valley management provided J.P. Morgan with unaudited financial forecasts for 2019 and 2020 relating to each of Valley and Oritani, which, in each case, had been derived from publicly available consensus “street” estimates, as well as with certain estimated long-term earnings and balance sheet growth rates and certain other assumptions to be used by J.P. Morgan to extrapolate unaudited financial forecasts relating to each of Valley and Oritani thereafter (which extrapolations were approved by Valley management for use by J.P. Morgan). The estimates used by J.P. Morgan are summarized below under “– Unaudited Financial Forecasts Used by Valley’s Financial Advisor.”

In addition, for purposes of the financial analyses performed in connection with KBW’s opinion, Oritani discussed with Oritani’s financial advisor, KBW, certain publicly available consensus street estimates relating to Oritani’s future financial performance for the 2019 and 2020 fiscal years and also provided KBW with certain assumptions regarding asset and earnings growth rates. The estimates used by KBW are summarized below under “– Unaudited Financial Forecasts Used by Oritani’s Financial Advisor.”

The unaudited financial forecasts set forth below were used by J.P. Morgan and Valley management and by KBW and Oritani management, respectively, prior to the announcement of the merger. The publicly available consensus “street” estimates upon which the unaudited financial forecasts were based were prepared by third parties and should not be considered to be necessarily predictive of actual future operating results, and no assurance can be given regarding future events. In light of the foregoing, and considering that the Valley and Oritani special meetings will be held several months after the unaudited financial forecasts were prepared, as well as the uncertainties inherent in any unaudited financial forecasts, shareholders of Valley and Oritani are cautioned not to place undue reliance on these unaudited financial forecasts.

The unaudited financial forecasts are inherently subject to significant business, economic, competitive and regulatory uncertainties, including those risk factors detailed in the sections entitled “Risk Factors” beginning on page 35 and “Forward-Looking Statements” beginning on page 42, all of which are difficult to predict and many of which are beyond the control of Oritani and Valley and will be beyond the control of the combined company after the merger. Estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. In addition, the unaudited financial forecasts summarized below represent the evaluations of Valley and Oritani of their respective future financial performances on a stand-alone basis, and without reference to transaction-related costs or benefits.

The unaudited financial forecasts were prepared separately using, in some cases, different assumptions, and are not intended to be added together. Adding the unaudited financial forecasts together for the two companies is not intended to represent the results the combined company will achieve if the merger is completed and is not intended to represent forecasted financial information for the combined company if the merger is completed. Furthermore, the unaudited financial forecasts do not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the merger agreement or the possible financial and other effects on Valley or Oritani of the merger, and do not attempt to predict or suggest future results of the surviving corporation of the merger or give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by Valley as a result of the merger, the effect on Valley or Oritani of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. The inclusion of these unaudited financial forecasts should not be interpreted as an indication that Oritani, Valley, their respective boards of directors or financial advisors considered, or now considers, this information as necessarily predictive of actual future results, and this information should not be relied on for that purpose.

The unaudited financial forecasts were not prepared with a view toward complying with GAAP, the guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of financial information. None of KPMG LLP, which serves as Valley’s current independent registered public accounting firm, Crowe LLP, which serves as Oritani’s current independent registered public accounting firm, or any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited financial forecasts included below, or expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

Unaudited Financial Forecasts Used by Valley’s Financial Advisor

Set forth below is a summary of the unaudited financial forecasts used by J.P. Morgan as provided or approved by Valley management:

Summary of Oritani Unaudited Financial Forecasts

(all amounts are approximate)

(dollars in millions, except per share amounts)

	2019E	2020E	2021E	2022E	2023E	2024E
Net Income	$48	$49	$52	$54	$56	$57
% growth	(9.8%)	0.5%	6.8%	3.7%	3.0%	3.0%
Earnings Per Share	$1.05	$1.07	$1.14	$1.18	$1.22	$1.25
% growth		2.0%	6.8%	3.7%	3.0%	3.0%
Total Assets	$4,116	$4,233	$4,360	$4,490	$4,625	$4,764
% growth	1.3%	2.8%	3.0%	3.0%	3.0%	3.0%
ROATCE (%)	9.1%	9.1%	9.7%	10.1%	10.4%	10.7%
ROAA (%)	1.18%	1.17%	1.21%	1.22%	1.22%	1.22%

Summary of Valley Unaudited Financial Forecasts

(all amounts are approximate)

(dollars in millions, except per share amounts)

	2019E	2020E	2021E	2022E	2023E	2024E
Net Income	$312 (1)	$345	$373	$394	$414	$427
% growth	34.1%	10.4%	8.2%	5.9%	5.0%	3.0%
Earnings Per Share	$0.94 (1)	$1.03	$1.12	$1.18	$1.24	$1.28
% growth		10.1%	7.9%	5.7%	5.0%	3.0%
Total Assets	$33,909	$35,872	$38,062	$39,923	$41,919	$43,177
% growth	5.9%	5.8%	6.1%	4.9%	5.0%	3.0%
ROATCE (%)	14.8%	14.9%	14.9%	14.4%	13.9%	13.3%
ROAA (%)	0.95%	0.99%	1.01%	1.01%	1.01%	1.00%

(1)	Excludes the impact of $38 million of non-recurring items in the first quarter of 2019.

In addition, for purposes of the Oritani Synergized Dividend Discount Analysis and the Value Creation Analysis performed by J.P. Morgan, Valley management provided J.P. Morgan certain assumptions with respect to estimated cost savings and expenses expected to result or be derived from the proposed merger, including, among other things: (i) an estimate of approximately $22 million of annual pre-tax cost savings (synergies) expected to result or be derived from the merger, with the full amount of such annual cost savings to be phased in during the first 12 months after the closing of the merger and 3% growth in annual cost savings to be realized thereafter and (ii) an estimate of approximately $39 million of pre-tax restructuring costs expected to result from the merger.

Unaudited Financial Forecasts Used by Oritani’s Financial Advisor

Set forth below is a summary of the unaudited financial forecasts for Oritani used by KBW as approved by Oritani management:

	As of or For the Twelve Month Period Ended December 31,
	2019(1)	2020(2)
	(dollars in millions, except per share data)
Total Assets	$4,100	$	N/A
Net Income	48.0		47.1
Earnings Per Share	1.10		1.08

(1)	Based on the consensus street estimates for the quarters ended March 31, 2019 and June 30, 2019, September 30, 2019 and December 31, 2019.
(2)	Based on the consensus street estimates for the quarters ended March 31, 2020 and June 30, 2020, annualized.

Set forth below are estimated annual average growth rates for Oritani used by KBW (except as indicated in the next paragraph) as provided and approved by Oritani management:

Estimated Annual Average Growth Rate
Total Assets (from 2020 to 2025)	2.5%
Earnings per share (from 2021 to 2025)	2.5%

Instead of the foregoing growth rates, the financial impact analysis performed by KBW used the calendar year 2020 and 2021 net income estimates for Oritani (from 2021 to 2025), which were provided by Valley management. See the section above entitled “– Unaudited Financial Forecasts Used by Valley’s Financial Advisor.”

Regulatory Approvals

Completion of the merger is subject to prior receipt of all approvals and consents required to be obtained from applicable governmental and regulatory authorities. Valley and Oritani have also agreed to cooperate and use all reasonable efforts to prepare as promptly as possible all documentation, to make all requisite regulatory filings and to obtain any necessary permits, consents approvals and authorizations of governmental entities necessary to consummate the transactions contemplated by the merger agreement as soon as possible.

Federal Reserve Board. The transactions contemplated by the merger agreement are subject to approval or receipt of a waiver of approval by the Federal Reserve Board pursuant to the Bank Holding Company Act of 1956, as amended (the “BHC Act”). Valley has submitted a request for a waiver of approval by the Federal Reserve Board based upon the approval requirement by the OCC.

Depository institutions are periodically examined for compliance with the CRA by their primary federal regulator and are assigned ratings. As of their last respective CRA examinations, each of Valley National Bank and Oritani Bank received an overall “satisfactory” regulatory rating with respect to CRA compliance.

Office of the Comptroller of the Currency. Immediately following the merger, Valley intends to merge Oritani Bank with and into Valley National Bank, with Valley National Bank as the surviving bank. Completion of the bank merger is subject to receipt of the approval of the OCC under the Bank Merger Act. On August 22, 2019, Valley received approval of the bank merger from the OCC.

New Jersey Department of Banking and Insurance (“NJDOBI”). Valley National Bank has submitted a notice filing to the NJDOBI setting forth the name of Oritani Bank as the New Jersey state-chartered bank that will be merged with and into Valley National Bank and the projected effective date of the merger, along with other information requested by the NJDOBI. The approval of the NJDOBI is not required.

Valley and Oritani are not aware of any governmental approvals or compliance with banking laws and regulations that are required for the merger to become effective other than those described above. Valley and Oritani intend to seek any other approval and to take any other action that may be required to complete the merger. There can be no assurance that any required approval or action can be obtained or taken prior to Oritani’s or Valley’s respective special meeting.

Resale Considerations Regarding Valley Common Stock

The shares of Valley common stock, if any, that will be issued if the merger is consummated will have been registered under the Securities Act of 1933, as amended. These registered shares will be freely transferable, including those shares received by directors and executive officers of Oritani.

Accounting Treatment of the Merger

Valley will account for the merger using the acquisition method under U.S. generally accepted accounting principles. Under the acquisition method of accounting, the tangible and identifiable intangible assets and liabilities of Oritani will be recorded, as of completion of the merger, at their respective fair values. The excess of the purchase price over the net assets acquired will be recorded as goodwill to the extent not allocated to core deposit or other intangibles. Goodwill resulting from the merger will not be amortized, but will be reviewed for impairment at least annually. Core deposit and other intangibles with finite useful lives recorded in connection with the merger will be amortized.

Financial statements and reported results of operations of Valley issued after completion of the merger will not be restated retroactively to reflect the historical financial position or results of operations of Oritani.

Material Federal Income Tax Consequences of the Merger

The following discussion sets forth the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Oritani stock that exchange their shares of Oritani stock for shares of Valley stock in the merger.

The discussion set forth herein is based upon the Code, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this document. These laws may change, possibly with retroactive effect, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income tax. You should consult with your own tax advisor as to the state, local or foreign tax consequences of the merger in your particular circumstances.

This discussion is addressed only to those Oritani shareholders who hold their shares of Oritani stock as a capital asset within the meaning of Section 1221 of the Code. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	subject to the alternative minimum tax provisions of the Code;

•	a holder of Oritani common stock that received Oritani common stock through the exercise of an employee stock option, through a tax qualified retirement plan, or otherwise as compensation;

•	a person that is not a U.S. holder (as defined below);

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of Oritani common stock that holds Oritani common stock as part of a hedge, straddle, constructive sale, conversion, or other integrated transaction; or

•	subject to tax under Code sections 877 or 877A as a U.S. expatriate.

Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within our knowledge or control. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Oritani stock that is for U.S. federal income tax purposes (i) an individual citizen or tax resident of the United States, (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

The U.S. federal income tax consequences to a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds Oritani stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Oritani stock should consult their own tax advisors.

Tax Consequences of the Merger to Holders of Common Stock

The merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, subject to the limitations set forth above, upon exchanging your Oritani common stock for Valley common stock, you will not recognize gain (except to the extent of any cash which you may receive) or loss pursuant to Section 354(a) of the Code. The aggregate tax basis in the shares of Valley common stock, including any fractional shares deemed received by the U.S. holder under the treatment discussed below in “– Cash in Lieu of Fractional Shares of Valley Common Stock,” that you receive in the merger will, pursuant to Section 358(a), equal your aggregate adjusted tax basis in the Oritani common stock you surrender. Your holding period for the shares of Valley common stock that you receive in the merger, including any fractional shares deemed received by the U.S. holder under the treatment discussed below in “– Cash in Lieu of Fractional Shares of Valley Common Stock,” generally will, pursuant to Section 1223(1), include your holding period for the shares of Oritani common stock that you surrender in the exchange. If you acquired different blocks of Oritani common shares at different times or at different prices, the Valley common stock you receive will, pursuant to Treasury Regulation Section 1.358-2, be allocated pro rata to each block of Oritani common stock, and the basis and holding period of each block of Valley common stock you receive will be determined on a block-for-block basis depending on the basis and holding period of the blocks of Oritani common stock exchanged for such block of Valley common stock.

Cash in Lieu of Fractional Shares of Valley Common Stock

A U.S. holder who receives cash instead of a fractional share of Valley common stock will be treated as having received the fractional share of Valley common stock pursuant to the merger and then as having exchanged the fractional share of Valley common stock for cash in a redemption by Valley. In general, this deemed redemption will be treated as a sale or exchange, and a U.S. holder will recognize gain or loss equal to the difference between (i) the amount of cash received by such U.S. holder and (ii) the portion of the basis of the shares of Oritani common stock allocable to such fractional interest. Such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for the Oritani common stock exchanged by such U.S. holder is greater than one year as of the effective time of the merger.

Medicare Tax on Unearned Income

A U.S. holder that is an individual is subject to a 3.8% tax on the lesser of (i) his or her “net investment income” for the relevant taxable year or (ii) the excess of his or her modified adjusted gross income for the taxable year over a certain threshold (between $125,000 and $250,000 depending on the individual’s U.S. federal income tax filing status). A similar regime applies to estates and trusts. Net investment income generally would include any capital gain realized in connection with the merger.

Backup Withholding and Information Reporting

Payments of cash to a U.S. holder of Oritani common stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 28%) unless the holder provides proof of an applicable exemption satisfactory to Valley and the exchange agent or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

A U.S. holder of Oritani common stock, as a result of having received Valley common stock in the merger, will be required to retain records pertaining to the merger. In addition, each U.S. holder of Oritani common stock who is a “significant holder” will be required to file a statement with such holder’s U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3(b) setting forth such holder’s basis in the Oritani common stock surrendered and the fair market value of the Valley common stock and cash received in the merger. A “significant holder” is a holder of Oritani common stock who, immediately before the merger, owned at least 5% of the vote or value of the outstanding stock of Oritani or securities of Oritani with a basis for federal income taxes of at least $1 million.

Tax Implications to Non-U.S. Shareholders

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of Oritani common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

The rules governing the U.S. federal income taxation of non-U.S. holders are complex, and no attempt will be made herein to provide more than a limited summary of those rules. Any gain a non-U.S. holder recognizes from the exchange of Oritani common stock for Valley common stock and cash in the merger generally will not be subject to U.S. federal income taxation unless (a) the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States, or (b) in the case of a non-U.S. holder who is an individual, such shareholder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met. Non-U.S. holders described in (a) above will be subject to tax on gain recognized at applicable U.S. federal income tax rates and, in addition, non-U.S. holders that are corporations (or treated as corporations for U.S. federal income tax purposes) may be subject to a branch profits tax equal to 30% (or a lesser rate under an applicable income tax treaty) on their effectively connected earnings and profits for the taxable year, which would include such gain. Non-U.S. holders described in (b) above will be subject to a flat 30% tax on any gain recognized, which may be offset by U.S. source capital losses.

This discussion does not address tax consequences that may vary with, or are contingent upon, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign tax consequences of the merger in your particular circumstances.

Closing Tax Opinions of Each of Day Pitney LLP and Luse Gorman, PC

It is a condition to Valley’s obligation to complete the merger that Valley receive an opinion from Day Pitney LLP, dated the closing date of the merger, substantially to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Oritani’s obligation to complete the merger that Oritani receive an opinion from Luse Gorman, PC, dated the closing date of the merger, substantially to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based on representation letters provided by Valley and Oritani and on customary factual assumptions. None of the opinions described above will be binding on the Internal Revenue Service. Valley and Oritani have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth above. In addition, if any of the representations upon which those opinions are based are inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected.

Tax matters are complicated and the tax consequences of the merger to each holder of Oritani stock will depend on the facts of each such shareholder’s particular situation. The United States federal income tax discussion set forth above does not address all United States federal income tax consequences that may be relevant to a particular holder and may not be applicable to all holders’ special situations. Oritani shareholders are urged to consult their own tax advisors about the federal income tax consequences under their own particular facts and circumstances, and also as to any state, local, foreign or other tax consequences arising out of the merger.

No Dissenters’ Rights

Dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares in cash as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters’ rights are not available in all circumstances, and exceptions to these rights are provided under the DGCL. Under the provisions of the DGCL, the holders of Oritani common stock are not entitled to dissenters’ rights in the merger.

Litigation Related to the Merger

On September 6, 2019, one purported Oritani shareholder filed a lawsuit against Oritani and the members of the Oritani Board of Directors in the United States District Court for the Southern District of New York, captioned Polakoff v. Oritani Financial Corp. et al., Docket No. 1:19-cv-08309. The plaintiff generally alleges that the registration statement filed with the SEC on August 30, 2019 contains materially misleading omissions or misrepresentations in violation of Section 14(a) and Section 20(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder. The plaintiff seeks injunctive relief, unspecified damages, and an award of attorneys’ fees and expenses.

On September 13, 2019, one purported Oritani shareholder filed a lawsuit against Oritani and the members of the Oritani Board of Directors in the United States District Court for the Southern District of New York, captioned Kravcenko v. Oritani Financial Group, Inc. et al., Docket No. 1:19-cv-08527. The plaintiff generally alleges that the registration statement filed with the SEC on August 30, 2019 contains materially misleading omissions or misrepresentations in violation of Section 14(a) and Section 20(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder. The plaintiff seeks injunctive relief, unspecified damages, and an award of attorneys’ fees and expenses.

On September 13, 2019, one purported Oritani shareholder filed a putative class action lawsuit against Oritani, the members of the Oritani Board of Directors and Valley in the United States District Court for the District of Delaware, captioned Parshall v. Oritani Financial Group, Inc. et al., Docket No. 1:19-cv-01729. The plaintiff, on behalf of himself and similarly situated Oritani shareholders, generally alleges that the registration statement filed with the SEC on August 30, 2019 contains materially misleading omissions or misrepresentations in violation of Section 14(a) and Section 20(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder. The plaintiff seeks injunctive relief, unspecified damages, and an award of attorneys’ fees and expenses.

Oritani and Valley are reviewing the complaints and have not yet formally responded. Although the ultimate outcome of these actions cannot be predicted with certainty, Oritani and Valley believe that these lawsuits are without merit and intend to defend against these actions vigorously.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement and the merger. The following description of the merger agreement and the merger is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this joint proxy statement-prospectus as Appendix A and is incorporated by reference into this document. This summary may not contain all of the information about the merger agreement and the merger that may be important to you. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

General Description

The merger agreement provides for the merger of Oritani with and into Valley, with Valley as the surviving entity. A closing under the merger agreement is to occur on the day which is the last day of the month which is three business days after receipt of all necessary regulatory and governmental approvals and consents (including the expiration of all applicable statutory waiting periods) and the satisfaction or waiver of all conditions to closing. The merger agreement also provides that Valley and Oritani may agree on a different closing date. The merger will become effective at the time specified in a certificate of merger which Valley and Oritani will prepare and which Valley will file with the New Jersey Department of the Treasury, Division of Commercial Recording, and the Delaware Secretary of State simultaneous with the closing.

Consideration

Subject to the terms and conditions of the merger agreement, upon consummation of the merger, each share of common stock of Oritani will be converted into 1.60 shares of Valley common stock, plus cash in lieu of any fractional share.

If Valley declares a stock dividend or distribution on shares of its common stock or subdivides, splits, reclassifies or combines the shares of Valley common stock before the effective time of the merger, then the exchange ratio will be adjusted to provide Oritani shareholders with the same economic effect as contemplated by the merger agreement before any of these events.

Oritani’s shareholders will not receive fractional shares of Valley common stock. Instead, Oritani’s shareholders will receive a cash payment for any fractional shares in an amount equal to the product of (1) the fraction of a share of Valley common stock to which he, she or it is entitled multiplied by (2) the average closing sales price of Valley common stock over the five trading days ending on the trading day immediately preceding the closing date of the merger.

Treatment of Oritani Stock Options and Restricted Stock

With respect to outstanding Oritani stock options to acquire Oritani common stock, such Oritani stock options will vest only to the extent set forth in the Oritani stock plans and option grant agreements. In addition, such Oritani stock options will be converted, at the effective time of the merger, into Valley stock options to acquire Valley common stock where the number of shares of Valley common stock underlying such Valley stock options will be equal to the number of shares of Oritani common stock underlying such Oritani stock options multiplied by the exchange ratio and the exercise price per share of Valley common stock subject to such Valley stock options will be equal to the exercise price per share of Oritani common stock subject to such Oritani stock option divided by the exchange ratio.

With respect to shares of Oritani restricted stock, such shares of Oritani restricted stock vest only to the extent set forth in the Oritani stock plans and award agreements. All outstanding shares of restricted stock that have vested as of the effective time of the merger will be converted into the right to receive the same consideration that holders of Oritani common stock are receiving in the merger, and all shares of restricted stock that are unvested as of the effective time of the merger will be converted into shares of Valley restricted stock at the 1.60 exchange ratio, subject to adjustment as provided under the relevant Oritani stock plan and award agreement for such Oritani restricted stock.

Bank Merger

Immediately following the effective time of the merger, Oritani Bank, a New Jersey-chartered savings bank and wholly-owned subsidiary of Oritani, will merge with and into Valley National Bank, a national banking association and wholly-owned subsidiary of Valley, with Valley National Bank surviving the merger and continuing its corporate existence.

Certificate of Incorporation and By-laws

The Valley Restated Certificate of Incorporation and the Valley By-laws as in effect immediately prior to the completion of the merger will be the certificate of incorporation and by-laws of the surviving corporation.

Board of Directors

Prior to completion of the merger, the Board of Directors of Valley and the Board of Directors of Valley National Bank each will increase by one (1) the number of directors constituting the entire Boards of Directors of Valley and Valley National Bank, effective as of and contingent upon the closing of the merger, and will appoint Kevin J. Lynch or, if he is unwilling or unable to serve, another designee to be selected by the Board of Directors of Valley from the current Board of Directors of Oritani, subject to Mr. Lynch, or the designee, meeting Valley’s qualifications for service on the Valley Board of Directors. In all other respects, the directors of Valley as of the effective time of the merger will continue to serve as directors of the surviving corporation.

Exchange of Shares

The exchange of Oritani common stock for Valley common stock will occur after consummation of the merger. No later than five business days after the effective time of the merger, American Stock Transfer and Trust Company will mail a letter of transmittal to each holder of record of Oritani common stock. This mailing will contain instructions on how to surrender Oritani common stock represented in certificated or book-entry form in exchange for shares of Valley common stock to be received by holders of Oritani common stock in the merger pursuant to the terms of the merger agreement.

Notwithstanding the time of surrender of Oritani common stock, each holder of Oritani common stock at the effective time of the merger will be deemed a common shareholder of Valley for all purposes from the effective time of the merger, except that Valley will withhold the payment of dividends to such holder until such holder effects the exchange of Oritani common stock represented in certificated or book-entry form for Valley common stock. Such holder of Oritani common stock will receive any withheld dividends, without interest, upon effecting the share exchange.

If a certificate for Oritani common stock has been lost, stolen or destroyed, American Stock Transfer and Trust Company will issue shares of Valley common stock under the merger agreement upon receipt of an affidavit of that fact by the claimant, an indemnity agreement and the posting of a bond in such amount as Valley determines is reasonably required as indemnity. Each holder of Oritani common stock at the effective time of the merger will be deemed a common shareholder of Valley for all purposes from the effective time of the merger, except that Valley will withhold the payment of dividends to such holder until the exchange of certificates for Valley common stock has occurred. Such holder of Oritani common stock will receive any withheld dividends, without interest, upon the occurrence of the exchange of certificates for Valley common stock.

Each of Valley and American Stock Transfer and Trust Company will be entitled to deduct and withhold from the cash in lieu of fractional shares payable to any holder of Oritani common stock the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If Valley or American Stock Transfer and Trust Company withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the common shareholders from whom they were withheld.

Representations and Warranties

The representations and warranties described below and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, are solely for the benefit of Valley and Oritani, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between Valley and Oritani rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. You should not rely on the representations and warranties or any description thereof as characterizations of the actual state of facts or condition of Valley, Oritani or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by Valley or Oritani. The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this joint proxy statement-prospectus and in the documents incorporated by reference into this joint proxy statement-prospectus. See “Information Incorporated by Reference” on page 126.

The merger agreement contains customary representations and warranties of Valley and Oritani relating to their respective businesses. Unless otherwise expressly provided, the representations and warranties in the merger agreement do not survive the effective time of the merger.

Each of Valley and Oritani has made representations and warranties regarding, among other things:

•	corporate organization and similar corporate matters;

•	capitalization;

•	authorization, execution and enforceability of the merger agreement;

•	the accuracy of financial information and information contained in filings with the SEC;

•	fees payable to financial advisors;

•	pending or threatened legal proceedings and the absence of material litigation;

•	taxes and tax returns;

•	the vote required for each of Valley’s and Oritani’s shareholder meetings;

•	compliance with applicable laws;

•	properties and environmental matters;

•	employee benefit plans and compliance with employee benefit laws and regulations;

•	the adequacy of the allowance for loan and lease losses and reserve for taxes;

•	no agreements with bank regulators, except as otherwise disclosed by Oritani;

•	the filing of material reports with governmental agencies and the adequacy and maintenance of internal and disclosure controls;

•	the enforceability and status of certain material contracts;

•	certain loan matters;

•	the filing of regulatory reports;

•	the absence of unlawful payments to third parties;

•	minute books;

•	the absence of any circumstance that would prevent the merger from being classified as a tax-free reorganization;

•	investment securities, borrowings and deposits;

•	compliance with anti-money laundering laws and anti-terrorism laws; and

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that, in their respective representations and warranties, neither party made any untrue statement of a material fact or fail to disclose a material fact party necessary to make the statements in their respective representations and warranties not misleading.

Oritani also made representations and warranties regarding:

•	the absence of changes or events since June 30, 2018, that may have a material adverse effect on the corporation making the representation and warranty;

•	insurance;

•	intellectual property matters;

•	excess parachute payments or non-deductible payments under Section 162(m) of the Code;

•	insider loans;

•	the taking of actions to exempt the merger from anti-takeover provisions in state law and the certificate of incorporation; and

•	the absence of undisclosed indemnification arrangements.

Valley also made representations and warranties regarding:

•	the absence of changes or events since December 31, 2018, that may have a material adverse effect on the corporation making the representation and warranty;

•	the filing of required SEC documents;

•	the absence of acceleration and other benefits to current or former employees as a result of the merger; and

•	the due and valid reservation of Valley common stock for issuance under the terms and conditions of the merger agreement.

Certain representations and warranties of Valley and Oritani are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to Valley or Oritani, means any effect which (i) is material and adverse to the business, assets, liabilities, financial condition or results of operations of such party and its subsidiaries on a consolidated basis, or (ii) prevents or materially impairs or would be reasonably likely to prevent or materially impair the ability of such party and its subsidiaries to consummate the transactions contemplated by the merger agreement on a timely basis; provided, however, that “material adverse effect” will not be deemed to include the impact of:

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changes in laws and regulations (or interpretations of such laws and regulations by courts or governmental agencies) affecting banks or their holding companies generally, unless it uniquely or disproportionately affects either or both of the parties or any of their subsidiaries;

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changes in GAAP or regulatory accounting principles generally applicable to financial institutions and their holding companies, unless it uniquely or disproportionately affects either or both of the parties or any of their subsidiaries;

•	actions and omissions of a party to the merger agreement (including its subsidiaries) taken with the prior written consent of the other party;

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the impact of the announcement of the merger agreement and the merger, and compliance with the merger agreement on the business, financial condition or results of operations of the parties and their respective subsidiaries, including the expenses incurred in connection with consummating the merger;

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changes in national or international political or social conditions, including the engagement by the United States in hostilities or the occurrence of any military or terrorist attack upon or within the United States, unless it uniquely and disproportionately affects either or both of the parties or any of their subsidiaries;

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any change in the value of the securities or loan portfolio, or any change in the value of the deposits or borrowings, of Oritani or Valley, or any of their subsidiaries, respectively, resulting from a change in interest rates generally; or

•	changes relating to securities markets in general (including any disruption thereof and any decline in the price of any security or market index).

Covenants and Agreements

Each of Valley and Oritani has undertaken customary covenants that place restrictions on it and its subsidiaries until the completion of the merger. Each of Valley and Oritani has agreed to (i) carry on its business in the ordinary course consistent with past practice and cause their respective significant subsidiaries to do the same and (ii) not, and cause their respective significant subsidiaries not to, knowingly take any action that would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the merger agreement or to perform its respective covenants and agreements under the merger agreement or consummate the transactions contemplated by the agreement on a timely basis. Each of Valley and Oritani will use commercially reasonable efforts to preserve intact its business organization and that of its significant subsidiaries, as well as maintain its rights, franchises and existing relations with customers, suppliers and employees.

In addition to the general covenants above, Valley further agreed that, except as otherwise approved by Oritani in writing or as permitted or required by the merger agreement, Valley will not, and will not permit its significant subsidiaries to, undertake the following actions:

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change any provision of its certificate of incorporation, by-laws or similar governing documents in a manner that would require the approval of the Valley shareholders, other than an increase in its authorized capital stock;

•	make any material change in its accounting methods or practices not required by GAAP or applicable regulatory accounting requirements; or

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take any action that would result in any of the representations and warranties made by Valley in the merger agreement not being true and correct in any material respect at the closing of the merger or any of its closing conditions to the merger to not be satisfied.

In addition to the general covenants above, Oritani further agreed that, except as otherwise approved by Valley in writing or as otherwise permitted or required by the merger agreement, Oritani will not, and will not permit its significant subsidiaries to, among other things, undertake the following actions:

•	change any provision of its certificate of incorporation, bylaws or similar governing documents;

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change the number of shares of its authorized or issued capital stock (other than in connection with the exercise of any previously issued stock options) or issue or grant any option, warrant, call, commitment, subscription, right to purchase or agreement of any character relating to the authorized or issued capital stock of Oritani or any Oritani subsidiary or any securities convertible into shares of such stock or split, combine or reclassify any shares of its capital stock, or redeem or otherwise acquire any shares of such capital stock, or declare, set aside or pay any dividend, or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except that Oritani may declare a quarterly cash dividend of $0.25 per share of Oritani common stock paid with respect to the quarter and year ended June 30, 2019, with record and payment dates consistent with past practice; provided that quarterly cash dividends declared and paid thereafter by Oritani will equal $0.18 per share of Oritani common stock (and if Valley increases its regular quarterly cash dividend from that paid for the quarter immediately prior to the date of the merger agreement, then the Oritani quarterly cash dividend will be increased to an amount equal to the 1.60 multiplied by the increased quarterly cash dividend); provided further that for each quarter beginning in the fourth calendar quarter of 2019 to the effective time of the merger, Oritani will have a record and payment date for its quarterly cash dividend consistent with Valley’s record and payment date (it being the intention of the parties to the merger agreement that holders of Oritani common stock will not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of Oritani common stock and any shares of Valley common stock any such holder receives in the merger);

•	repurchase any Oritani common stock except in connection with the exercise of any Oritani stock option or the vesting of Oritani restricted stock;

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except for retention payments and other amounts paid pursuant to the merger agreement, (a) grant any severance or termination pay (other than severance or termination pay pursuant to Oritani’s existing benefit plans or severance pay consistent with past practice), (b) enter into or amend any employment agreement, adopt any new employee benefit plan or arrangement or amend any existing employee benefit plan or arrangement (other than amendments required to comply with applicable law and regulations), or (c) grant any salary or wage increase or increase any employee benefit or pay any incentive, commission or bonus payments, or grant any equity compensation except (1) for normal increases in base compensation to employees, including officers, in the ordinary course of business consistent with past practice and pursuant to written policies currently in effect, provided that such increases will not result in an annual increase in total annual cash compensation of more than 3% for any individual or 3% in the aggregate for all employees of Oritani (provided, however, the 3% individual limit will not apply to any employee whose annual compensation is less than $100,000), (2) to satisfy written contractual obligations existing as of the date of the merger agreement, if any, and (3) for an annual bonus payment paid to any individual employee pursuant to written policies currently in effect and as to executive officers. Notwithstanding anything to the contrary contained in the merger agreement, neither Oritani nor any of its subsidiaries will provide compensation of any type to any “disqualified individual” to the extent such compensation would be expected to constitute an “excess parachute payment” as defined in Section 280G of the Code;

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sell or dispose of any assets with a market value in excess of $300,000 or incur any liability with a principal balance greater than $300,000 other than sales of OREO and other than in the ordinary course of business consistent with past practices and policies or agree to a bulk sale of loans in excess of $25 million;

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make any capital expenditure or enter into any new service agreement or similar contract not terminable by Oritani within 60 days and involving amounts in excess of $300,000 individually or $1,500,000 in the aggregate, other than pursuant to binding commitments as of the date of the merger agreement and expenditures necessary to maintain assets in good repair and expenditures described in business plans or budgets previously furnished to Valley;

•	file any applications or make any contract with respect to branching or site location or relocation;

•	agree to acquire any business or entity (other than to foreclose on collateral for a defaulted loan);

•	make any new investments in securities other than investments in federal government or federal agency bonds having a weighted average life or duration of not greater than five years;

•	make any material change in its accounting methods or practices not required by GAAP or applicable regulatory accounting requirements;

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take any action that would result in any of the representations and warranties made by Oritani in the merger agreement not being true and correct in any material respect at the closing of the merger or any of its closing conditions to the merger to not be satisfied;

•	make or commit to make any new loan or other extension of credit in the amount of $15 million or more;

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renew for more than one year any existing loan or extension of credit which would require Oritani to advance additional funds so that the aggregate outstanding balance of such renewed loan or other extension of credit would be greater than $15 million or increase the outstanding balance of such renewed loan or other extension of credit to an amount in excess of $15 million to any one borrower or to any group of affiliated borrowers, except for renewals or increases that are committed as of the date of the merger agreement and residential mortgage loans made in the ordinary course of business consistent with past practice;

•	settle any claim, action or proceeding involving any liability of Oritani for money damages in an amount in excess of $600,000 or involving any material restriction on Oritani or its subsidiaries;

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make any investment or commitment to invest in real estate, other than investments related to maintenance of currently owned or leased real estate or any real estate development project, other than real estate acquired in satisfaction of defaulted mortgage loans;

•	establish any new branch banking office other than those for which Oritani has already received regulatory approval;

•	elect or nominate any new member of the Oritani Board of Directors; or

•	other than deposits at market rates, obtain, extend or modify any new debt or financing with a maturity greater than 18 months.

The merger agreement also contains covenants by Oritani to furnish current information to Valley, for each party to duly call and hold a meeting of their respective shareholders to approve the merger agreement and the merger, in the case of Oritani, and the issuance of common stock in connection with the merger, in the case of Valley. The merger agreement also contains covenants by Oritani and Valley to, as requested by Valley, cooperate with each other to conform, to the extent appropriate, Oritani’s policies and procedures regarding certain regulatory matters to those of Valley and for Oritani to, as requested by Valley, assist Valley with certain matters relating to Valley’s possible acquisition of other bank holding companies, banks, financial institutions, and/or other entities. In addition, the merger agreement contains covenants by Oritani (i) to provide Valley with an estimated budget of transaction-related expenses reasonably estimated to be payable by Oritani in connection with the merger and to promptly notify Valley if or when Oritani expects to exceed the budget, (ii) to promptly, but in no event later than 30 days after the execution of the merger agreement, ask its attorneys and professionals to render invoices for all unbilled time and disbursements, which Oritani will accrue or pay as soon as possible, and cause its attorneys and other professionals to render monthly invoices thereafter within 30 days of each month and (iii) to notify Valley monthly of all out-of-pocket expenses incurred by Oritani in connection with the merger.

The merger agreement further contains mutual covenants relating to:

•	access to properties and records of the other party to the merger agreement;

•	the preparation and filing of this joint proxy statement-prospectus and all necessary regulatory applications with bank regulatory agencies;

•	public announcements with respect to the transactions contemplated by the merger agreement;

•	the treatment of the merger as a tax-free reorganization; and

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the disposition of shares of Oritani common stock or conversion of any derivative securities in respect of shares of Oritani common stock in connection with the consummation of the merger being exempt under Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended.

Employment and Director Matters

Valley and Valley National Bank have agreed to honor, as of the date of the closing of the merger, certain agreements between Oritani and its executives and directors, and Oritani’s pension plans, welfare plans and benefits plans, in accordance with their terms. As soon as possible following consummation of the merger, Valley will decide whether to continue each employee welfare benefit plan for the benefit of employees of Oritani and Oritani Bank, or to have such employees become covered under a Valley welfare plan (provided there is no gap in time in health coverage or coverage under the Valley 401(k) plan for all employees and officers of Oritani who become employed by Valley National Bank). Subject to the foregoing, within two years of the consummation of the merger, Valley will make available to all officers and employees of Oritani who become employees of Valley National Bank coverage under the benefit plans generally available to Valley National Bank’s officers and employees on the terms and conditions available to Valley National Bank officers and employees. No prior existing condition limitation not currently imposed by Oritani or Oritani Bank medical or dental plans will be imposed on employees of Oritani or Oritani Bank under Valley’s or Valley National Bank’s medical or dental plans. Employees of Oritani or Oritani Bank will receive credit for any deductibles and co-payments paid under Oritani or Oritani Bank medical or dental plans. Oritani employees will be given credit for eligibility and vesting purposes (but not for benefit accrual purposes) under Valley’s or Valley National Bank’s medical, life, vacation, sick leave, disability and other welfare plans for prior service with Oritani. Oritani employees will be granted credit for prior service with Oritani solely for purposes of eligibility and vesting under Valley’s or Valley National Bank’s 401(k) plan.

Valley and Valley National Bank will use reasonable efforts to retain Oritani and Oritani Bank employees following the effective time of the merger. Valley and Valley National Bank will endeavor to offer Oritani and Oritani Bank employees whose jobs are eliminated as a result of the merger the opportunity to apply for open positions within Valley or Valley National Bank. In the event that Valley or Valley National Bank terminates or lays off a sufficient number of employees following the effective date of the merger to trigger a notice requirement under the Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable law (the “WARN Act”) with respect to (i) Oritani and Oritani Bank employees employed during the 90-day period preceding the effective time of the merger, and (ii) Oritani and Oritani Bank employees employed by Valley or Valley National Bank after the effective time of the merger, Valley will be solely responsible for compliance with, and any liabilities incurred pursuant to, the WARN Act. Oritani and the Bank will cooperate in providing information reasonably requested by Valley that is necessary for Valley to prepare and distribute notices that Valley may desire to provide prior to the effective time of the merger under the WARN Act.

Except for Oritani and Oritani Bank employees who have individual severance or similar contractual agreements, for a period of one year after the consummation of the merger, Valley National Bank will pay severance to Oritani and Oritani Bank employees who are involuntarily terminated for reasons other than cause in an amount equal to two weeks salary for each year of service with Oritani and Oritani Bank, subject to a minimum of four weeks’ and a maximum of 26 weeks’ severance pay.

Valley and Valley National Bank, with the cooperation of Oritani and Oritani Bank, have developed, implemented and communicated to key employees of Oritani and Oritani Bank a retention program to retain the services of such key employees through the effective time of the merger and for a period of 180 days following the closing date of the merger or such earlier time as Valley and Valley National Bank may determine.

Within 30 days prior to the closing date of the merger, Oritani and Oritani Bank will terminate certain Oritani benefit plans and make payments to the participants of such plans as agreed between the parties.

The Oritani Employee Stock Ownership Plan (the “ESOP”) and any related agreement will be terminated on the closing date of the merger (all shares held by the ESOP will be converted into the right to receive the merger consideration), subject to the preparation of a termination amendment setting forth the terms of termination and allocation and distribution of the ESOP assets. Any outstanding ESOP indebtedness will be repaid from unallocated Oritani common stock held in the ESOP’s suspense account which will be converted into Valley common stock at a rate of 1.60 shares of Valley common stock for each share of Oritani common stock and repurchased by Valley. The balance of the unallocated shares of Oritani common stock and any other assets remaining unallocated will be allocated to ESOP participants (subject to the receipt of a favorable determination letter from the IRS as provided for below), as provided for in the ESOP (as amended for termination or unless otherwise required by applicable law). Prior to the effective time of the merger, Oritani, and following the effective time of the merger, Valley, will use their commercially reasonable efforts in good faith to obtain such favorable determination letter (including, but not limited to, making such changes to the ESOP and the proposed allocations as may be requested by the IRS as a condition to its issuance of a favorable determination letter). Oritani, and following the effective time of the merger, Valley, will adopt such amendments to the ESOP as may be reasonably required by the IRS as a condition to granting such favorable determination letter on termination. Neither Oritani nor, following the effective time of the merger, Valley, will make any distribution from the ESOP to any Oritani employees who continue employment with Valley, except as may be required by applicable law or the terms of the ESOP, until receipt of such favorable determination letter. In the case of a conflict between the terms of the merger agreement and the terms of the ESOP, the terms of the ESOP will control; however, in the event of any such conflict, Oritani before the merger, and Valley after the merger, will use their commercially reasonable efforts to cause the ESOP to be amended to conform to the requirements of the merger agreement.

Agreement Not to Solicit Other Offers

Except as expressly permitted in the merger agreement, Oritani has agreed that it and its subsidiaries will not, and Oritani and its subsidiaries will use their best efforts to cause their respective representatives not to:

•	initiate, solicit, or knowingly encourage or facilitate any inquiries or proposals with respect to any “acquisition proposal” (as defined below); or

•	engage in any negotiations concerning or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to an acquisition proposal.

However, if, prior to the approval of the merger agreement by Oritani’s shareholders but after the date of the merger agreement, Oritani receives an unsolicited bona fide acquisition proposal and the Oritani Board of Directors concludes in good faith (after consulting with its financial advisor and outside legal counsel) that such acquisition proposal constitutes a superior proposal (as defined below) and that failure to take such actions would be inconsistent with its fiduciary duties, Oritani may provide nonpublic information and engage in negotiations or discussions with respect to such acquisition proposal; provided, that prior to providing any nonpublic information:

•

Oritani enters into a confidentiality agreement with the person making the acquisition proposal on terms substantially similar to and no more favorable to such third party than those specified in the confidentiality agreement between Oritani and Valley; and

•

Oritani concurrently provides to Valley any non-public information concerning Oritani or its subsidiaries provided to the party making the acquisition proposal which was not previously provided to Valley.

The Oritani Board of Directors also has agreed not to (i) (a) withdraw (or modify or qualify in any manner adverse to Valley) or refuse to make the Oritani Board of Directors’ recommendation that the shareholders of Oritani approve the merger agreement at the Oritani shareholders’ meeting or (b) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any acquisition proposal; or (ii) cause or permit Oritani or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or which is intended to or is reasonably likely to lead to, any acquisition proposal (other than a confidentiality agreement permitted under the merger agreement) ((i) and (ii) together being a “Subsequent Determination”). However, prior to the date of the Oritani shareholders’ meeting, the Oritani Board of Directors may make a Subsequent Determination after the second business day following Valley’s receipt of a written notice of a superior proposal from Oritani (which will (i) state that the Oritani Board of Directors has determined that such bona fide unsolicited written acquisition proposal constitutes a superior proposal, (ii) specify the materials terms and conditions of, and identity of the party making, such superior proposal, and (iii) contain a copy of the relevant transaction agreements with such party), if, but only if, (y) Valley does not make a written offer that the Oritani Board of Directors determines in good faith (after consultation with its outside legal counsel and financial advisors) results in the applicable acquisition proposal no longer being a superior proposal and (z) the Oritani Board of Directors reasonably determines in good faith (after consultation with its financial and legal advisors) that the failure to make a Subsequent Determination would be inconsistent with its fiduciary duties and that such acquisition proposal is a superior proposal and such superior proposal has not been withdrawn and continues to be a superior proposal after taking into account all adjustments to the terms of the merger agreement that are committed to in writing by Valley.

In connection with any acquisition proposal, Oritani has agreed to:

•

immediately cease and terminate any activities, discussions or negotiations occurring before the date of the merger agreement with any persons other than Valley with respect to any acquisition proposal;

•	not terminate, waive, amend, release or modify any confidentiality or standstill agreement relating to any acquisition proposal;

•	use its commercially reasonable efforts to enforce any confidentiality or similar agreement relating to any acquisition proposal;

•

advise Valley promptly (within two business days) following receipt of any acquisition proposal or any request for non-public information or to engage in negotiations that the Oritani directors reasonably believe is reasonably likely to lead to or that contemplates an acquisition proposal or the existence of such acquisition proposal or request, describing the material terms and conditions of the acquisition proposal (including the identity of the person making such acquisition proposal or request);

•	keep Valley reasonably well informed in all material respects of the status (including after the occurrence of any material amendment or modification) of any such acquisition proposal or request; and

•	notify Valley promptly (within two business days) if Oritani determines to begin providing non-public information or to engage in negotiations concerning an acquisition proposal.

As used in the merger agreement, “acquisition proposal” means, other than the transactions contemplated by the merger agreement, a tender or exchange offer to acquire 25% or more of the voting power in Oritani or any of its subsidiaries, a proposal for a merger, consolidation, or other business combination involving Oritani or any of its subsidiaries or any other proposal or offer to acquire in any manner 25% or more of the voting power in, or 25% or more of the business, assets or deposits of, Oritani or any of its subsidiaries.

As used in the merger agreement, “superior proposal” means an unsolicited bona fide written acquisition proposal (with the percentages set forth in the definition of such term changed from 25% to 50%) that the Oritani Board of Directors concludes in good faith to be more favorable from a financial point of view to its shareholders than the transactions contemplated by the merger agreement (including taking into account any adjustment to the terms and conditions proposed by Valley in response to such proposal), (1) after receiving the advice of its financial advisor (which will be a nationally recognized investment banking firm), (2) after taking into account the likelihood of consummation of such transaction on the terms set forth in the acquisition proposal (as compared to the terms in the merger agreement), and (3) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable law.

Other than in connection with an acquisition proposal, Oritani’s Board of Directors is not prohibited or restricted from, prior to the receipt of the approval of the Oritani shareholders, effecting a Subsequent Determination if the Oritani Board of Directors determines in good faith (after consultation with outside legal counsel and financial advisors) that the failure to effect a Subsequent Determination would be inconsistent with its fiduciary duties.

Costs and Expenses

Other than the expenses that may be due in the event of a termination of the merger agreement (which are described below), each of Valley and Oritani will in general be responsible for all costs and expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement.

Indemnification and Insurance

For a period of six years following the effective time of the merger, Valley has agreed to indemnify, defend and hold harmless all past and present officers and directors of Oritani and its subsidiaries, and any person who becomes a director or officer of Oritani and its subsidiaries prior to the effective time of the merger, in their capacities as such against all claims, damages, liabilities, losses, costs, charges, expenses, judgments, fines, penalties and amounts paid in settlement, asserted against, incurred by or imposed upon such persons to the fullest extent such persons would be entitled to such indemnification under any applicable law and the certificate of incorporation and bylaws of Oritani (or charter documents of the applicable Oritani subsidiary) as in effect on the date of the merger agreement.

The merger agreement further provides that Valley will cause the officers and directors of Oritani and Oritani Bank to be covered for a period of six years after the effective time of the merger, at Oritani’s option, under (i) Valley’s then current officers’ and directors’ liability insurance policy, or (ii) an extension of Oritani’s existing directors’ and officers’ liability insurance policy, or a substitute therefor, the material terms of which, including coverage and amount, are no less favorable in any material respect to covered persons than Oritani’s existing officers’ and directors’ liability insurance policy. However, Valley is only required to insure such persons upon terms and for coverages substantially similar to Oritani’s existing officers’ and directors’ liability insurance, and if such coverage would in the aggregate cost more than 200% of the annual premium currently paid by Oritani, then Valley will be required only to obtain such coverage as may be obtained by an expenditure equal to 200% of the annual premium currently paid by Oritani.

Conditions to Complete the Merger

The obligation of each party to consummate the merger is subject to satisfaction or waiver of certain conditions, including:

•	approval of the merger agreement, by the shareholders of Oritani, and the issuance of Valley common stock in connection with the merger, by the shareholders of Valley;

•	receipt of all necessary regulatory consents, approvals, waivers and authorizations necessary to consummate the merger from federal and state government authorities;

•	the absence of any governmental action, third party suit or other proceeding that would prevent the consummation of the merger;

•

receipt by Valley of an opinion of Day Pitney LLP regarding the tax-free nature of the merger and other related matters, and receipt by Oritani of an opinion of Luse Gorman, PC regarding the tax-free nature of the merger and other related matters;

•	the Valley common stock to be issued in connection with the merger being approved for listing on NASDAQ; and

•	the registration statement covering the shares of Valley common stock to be issued in the merger has been declared effective by the SEC.

The obligation of Valley to consummate the merger is also conditioned on, among other things:

•	continued accuracy of the representations and warranties of Oritani contained in the merger agreement, subject to a material adverse effect standard; and

•	performance by Oritani, in all material respects, of its obligations under the merger agreement.

The obligation of Oritani to consummate the merger is also conditioned on, among other things:

•	continued accuracy of the representations and warranties of Valley contained in the merger agreement, subject to a material adverse effect standard; and

•	performance by Valley, in all material respects, of its obligations under the merger agreement.

Termination

Valley and Oritani may terminate the merger agreement by mutual written consent at any time prior to the effective time of the merger.

Either Valley or Oritani may terminate the merger agreement for certain reasons, including the following:

•	the merger has not been completed by April 30, 2020, provided that the failure to close was not the result of such party’s material breach of a representation, warranty, covenant or agreement;

•

the approval of the either the shareholders of Oritani or Valley required to approve the merger agreement at their respective meeting of shareholders (or any adjournment or postponement thereof) is not obtained;

•

the approval of any government entity needed to complete the merger and the other transactions contemplated by the merger agreement has been denied by final, non-appealable action by such governmental entity, provided that the failure to receive such approval was not the result of such party’s failure to comply with the merger agreement; or

•

the other party breaches any of its representations, warranties, covenants or other agreements contained in the merger agreement and such breach is not cured within 30 days following notice or cannot be cured prior to April 30, 2020, and would result in (i) the failure to satisfy any of the closing conditions by April 30, 2020, or (ii) a material adverse effect on the party committing such breach, provided that the terminating party is not in material breach of any representation, warranty, covenant or agreement.

Oritani may terminate the merger agreement if:

•	prior to receiving approval from the Oritani shareholders, Oritani receives a superior proposal and enters into an acquisition agreement with respect to the superior proposal;

•

prior to receiving approval from the Oritani shareholders, the Oritani Board of Directors determines in good faith (after consultation with financial advisors and outside legal counsel) that the failure to effect a Subsequent Determination would be inconsistent with its fiduciary duties;

•	the conditions to its completion of the merger are not satisfied and are not capable of being satisfied by Valley by April 30, 2020; or

•

the Oritani Board of Directors determines by majority vote that, as of the date on which the last required approval of a governmental entity is obtained with respect to the merger, without regard to any requisite waiting period (the “determination date”), (i) the volume-weighted average price, rounded to the nearest one-tenth of a cent, of Valley common stock for the 10 trading day period ending on the trading date immediately preceding the determination date (the “average determination price”), is less than 80% of the volume-weighted average price of Valley common stock for the ten trading day period ending on June 24, 2019, rounded to the nearest one-tenth of a cent (the “Valley starting price”); and (ii) the number obtained by dividing the average determination price by the Valley starting price is less than the number obtained by dividing (A) the average, rounded to the nearest one-tenth of a cent, of the closing prices of the KBW NASDAQ Regional Banking Index for the same trading days used in calculating the average determination price by (B) the average, rounded to the nearest one-tenth of a cent, of the closing prices of the KBW NASDAQ Regional Banking Index for the same trading days used in calculating the Valley starting price, and subtracting 0.20 from such quotient. However, if Oritani chooses to exercise this termination right, Valley has the option, within five days of receipt of notice from Oritani, to adjust the merger consideration and prevent termination under this provision.

Valley may terminate the merger agreement if:

•	prior to receiving approval from the Oritani shareholders, Oritani or the Oritani Board of Directors (or any committee thereof):

•

effects a Subsequent Determination or approves, adopts, endorses or recommends any acquisition proposal; fails to recommend the merger and the approval of the merger agreement by Oritani shareholders or fails to publicly re-affirm its recommendation of the merger after receipt of a written request from Valley to do so;

•	breaches Oritani’s agreement not to solicit other offers and related obligations under the merger agreement in any material respect adverse to Valley; or

•

in response to a competing tender offer or exchange offer for 10% or more of the outstanding shares of Oritani common stock, recommends that Oritani’s shareholders tender their shares into the offer or otherwise fails to recommend (promptly upon the written request of Valley) that the shareholders reject such tender offer or exchange offer;

•	any other event occurs giving rise to the payment by Oritani of the termination fee and termination expenses to Valley as described below; or

•	the conditions to its completion of the merger are not satisfied and are not capable of being satisfied by Oritani by April 30, 2020.

Termination Fees and Termination Expenses

In the event that an acquisition proposal or an intention to make an acquisition proposal has been made directly to Oritani’s shareholders or otherwise publicly disclosed or communicated or made known to senior management of Oritani or Oritani’s Board of Directors and the merger agreement is thereafter terminated:

•

by either Valley or Oritani because (i) the merger has not have been consummated on or before April 30, 2020, or (ii) Oritani’s shareholders failed to approve the merger agreement at the meeting of the shareholders (but only if the registration statement has been declared effective no later than sixty days prior to April 30, 2020); or

•	by Valley because Oritani has breached any representation, warranty, covenant or agreement contained in the merger agreement and such breach would entitle Valley to terminate the merger agreement;

then, Oritani will be required to pay to Valley up to $1.8 million in Valley’s reasonable out-of-pocket expenses, and, if Oritani completes a transaction contemplated by, or executes a definitive written agreement with respect to, any acquisition proposal within 12 months after such termination, Oritani must pay Valley a termination fee of $28 million.

Oritani will be required to pay Valley the $28 million termination fee and up to $1.8 million in Valley’s reasonable out of pocket expenses immediately upon termination of the merger agreement in the event that the merger agreement is terminated:

•	by the Board of Directors of Valley if, prior to receipt of Oritani’s shareholder approval, Oritani or the Oritani Board of Directors (or any committee thereof):

•	effects a Subsequent Determination or approves, adopts, endorses or recommends any acquisition proposal;

•	fails to recommend the merger and the approval of the merger agreement by Oritani’s shareholders;

•	breaches Oritani’s agreement not to solicit other offers and related obligations in any material respect adverse to Valley; or

•

in response to a competing tender offer or exchange offer for 10% or more of the outstanding shares of Oritani common stock, recommends that Oritani’s shareholders tender into the offer or otherwise timely fails to recommend that the shareholders reject such tender offer or exchange offer;

•	by the Board of Directors of Valley if any other event occurs giving rise to the payment by Oritani of the termination fee and termination expenses to Valley;

•

by Oritani if, prior to receiving approval from the Oritani shareholders, Oritani has received a superior proposal and, as permitted by the merger agreement, enters into an acquisition agreement relating to the superior proposal; or

•

by Oritani if, prior to receiving approval from the Oritani shareholders, the Oritani Board of Directors determines in good faith (after consultation with financial advisors and outside legal counsel) that the failure to effect a Subsequent Determination would be inconsistent with its fiduciary duties.

Either Valley or Oritani will pay the other party up to $1.8 in reasonable out of pocket expenses if the merger agreement is terminated due to the breach of any of its representations, warranties, covenants or other agreements contained in the merger agreement and such breach is not cured within 30 days following notice or cannot be cured prior to April 30, 2020, and would result in (i) the failure to satisfy any of the closing conditions by April 30, 2020, or (ii) a material adverse effect on the party committing such breach.

Voting Agreements

In connection with the execution of the merger agreement, Valley entered into voting agreements with each of the Oritani directors. Pursuant to the voting agreements, the Oritani directors, who owned, at the time the voting agreements were executed, a total of 4,348,370 shares of common stock representing approximately 9.64% of the outstanding Oritani common stock, have each agreed to vote the shares of common stock of Oritani beneficially owned by them and over which they have sole or joint voting power on the record date in favor of approval of the merger agreement.

DESCRIPTION OF VALLEY CAPITAL STOCK

The authorized capital stock of Valley is presently 500,000,000 shares, which consists of 450,000,000 shares of common stock and 50,000,000 shares of preferred stock. 4,600,000 shares of the preferred stock are designated Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A (the “Valley Series A preferred stock”), and 4,0000,000 shares of the preferred stock are designated Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B (the “Valley Series B preferred stock”). As of September 17, 2019, a date immediately preceding the printing of this joint proxy statement-prospectus, there were 331,805,866 shares of Valley common stock, 4,600,000 shares of Valley Series A preferred stock, and 4,000,000 shares of Valley Series B preferred stock outstanding. The remaining 41,400,000 shares of preferred stock remain unissued “blank check” preferred stock. For a description of the Valley Series A preferred stock and the Valley Series B preferred stock, please see Amendment No. 1 to Form 8-A filed with the SEC on July 9, 2015 and Form 8-A filed with the SEC on August 1, 2017, respectively, which are incorporated by reference in this document.

General

Valley is a New Jersey business corporation governed by the New Jersey Business Corporation Act and a registered bank holding company under the Bank Holding Company Act. The following description of Valley common stock describes certain general terms of Valley common stock.

Common Stock

The following description of Valley common stock describes certain general terms of Valley common stock.

Dividend Rights

Holders of Valley common stock are entitled to dividends when, as and if declared by the board of directors of Valley out of funds legally available for the payment of dividends. The only statutory limitation is that such dividends may not be paid when Valley is insolvent. Funds for the payment of dividends by Valley must come primarily from the earnings of Valley’s bank subsidiary. Thus, as a practical matter, any restrictions on the ability of Valley National Bank to pay dividends will act as restrictions on the amount of funds available for payment of dividends by Valley.

As a national banking association, Valley National Bank is subject to limitations on the amount of dividends it may pay to Valley, Valley National Bank’s only shareholder. Prior approval by the Office of the Comptroller of the Currency (“OCC”) is required to the extent the total dividends to be declared by Valley National Bank in any calendar year exceeds net profits for that year combined with the bank’s retained net profits from the preceding two calendar years, less any transfers to capital surplus.

Valley is also subject to certain Federal Reserve Board policies that may, in certain circumstances, limit its ability to pay dividends. These policies require, among other things, that a bank holding company maintain a minimum capital base. The Federal Reserve Board may prohibit any dividend payment that would reduce a holding company’s capital below these minimum amounts.

The dividend rights of holders of Valley common stock are qualified and subject to the dividend rights of holders of Valley preferred stock as set forth in the Restated Certificate of Incorporation of Valley, as amended.

Voting Rights

At meetings of shareholders, holders of Valley common stock are entitled to one vote per share. The quorum for shareholders’ meetings is a majority of the outstanding shares. Generally, actions and authorizations to be taken or given by shareholders require the approval of a majority of the votes cast by holders of Valley common stock at a meeting at which a quorum is present.

Liquidation Rights

In the event of liquidation, dissolution or winding up of Valley, holders of Valley common stock are entitled to share equally and ratably in assets available for distribution after payment of debts and liabilities, subject to the rights of the holders of Valley preferred stock as set forth in the Restated Certificate of Incorporation of Valley, as amended.

Assessment and Redemption

All outstanding shares of Valley common stock are fully paid and non-assessable. Valley common stock is not redeemable at the option of the issuer or the holders thereof.

Other Matters

American Stock Transfer & Trust Company, LLC is presently both the transfer agent and the registrar for Valley common stock. Valley common stock is traded on the Nasdaq Global Select Market under the symbol “VLY,” and is registered with the SEC under Section 12(b) of the Exchange Act.

“Blank Check” Preferred Stock

The preferred stock that is authorized by the Restated Certificate of Incorporation of Valley, as amended, is typically referred to as “blank check” preferred stock. This term refers to stock for which the rights and restrictions are determined by the board of directors of a corporation. Except in limited circumstances, the Restated Certificate of Incorporation of Valley, as amended, authorizes the Valley Board of Directors to issue new shares of Valley preferred stock without further shareholder action.

The Restated Certificate of Incorporation of Valley, as amended, gives the Valley Board of Directors authority at any time to:

•	divide the authorized but unissued shares of preferred stock into series;

•	determine the designations, number of shares, and relative rights, preferences and limitations of any series of preferred stock;

•	increase the number of shares of any preferred series; and

•	decrease the number of shares in a preferred series, but not to a number less than the number of shares outstanding.

The issuance of additional preferred stock may be viewed as having adverse effects upon the holders of common stock. Holders of Valley common stock will not have preemptive rights with respect to any newly issued stock. The Valley Board of Directors could adversely affect the voting power of holders of Valley stock by issuing shares of preferred stock with certain voting, conversion and/or redemption rights. In the event of a proposed merger, tender offer or other attempt to gain control of Valley that the Board of Directors does not believe to be advisable to Valley shareholders, the Board of Directors could issue additional preferred stock which could make any such takeover attempt more difficult to complete. “Blank check” preferred stock may also be used in connection with the issuance of a shareholder rights plan, sometimes called a poison pill. The Board of Directors of Valley has not approved any plan to issue any preferred stock for this or any other purpose. Preferred stock may also be issued as additional capital and would constitute tier one capital if it was issued as perpetual, non-cumulative preferred stock. The Valley Board of Directors does not intend to issue any preferred stock except on terms that the Board of Directors deems to be advisable to Valley and its shareholders.

COMPARISON OF THE RIGHTS OF SHAREHOLDERS OF VALLEY

AND ORITANI

The rights of Valley shareholders are governed by the New Jersey Business Corporation Act, or NJBCA, and Valley’s Restated Certificate of Incorporation, as amended, and By-laws. The rights of Oritani shareholders are governed by the Delaware General Corporation Law, or DGCL, and Oritani’s Certificate of Incorporation and bylaws. After the merger, the rights of Oritani’s common shareholders that receive Valley common stock will be governed by the NJBCA and Valley’s Restated Certificate of Incorporation, as amended, and By-laws. The following discussion summarizes the material differences between the rights of Oritani shareholders and the rights of Valley shareholders. We urge you to read Valley’s Restated Certificate of Incorporation, as amended, Valley’s By-laws, Oritani’s Certificate of Incorporation, Oritani’s bylaws, and the NJBCA, the DGCL and federal law governing bank holding companies carefully and in their entirety. The statements in this section are qualified in their entirety by reference to and are subject to the detailed provisions of the NJBCA, DGCL, Valley’s Restated Certificate of Incorporation, as amended, Valley’s By-laws, Oritani’s Certificate of Incorporation and Oritani’s bylaws.

Authorized Capital Stock

Valley. Valley’s Restated Certificate of Incorporation, as amended (“Valley’s Charter”), currently authorizes it to issue up to 450,000,000 shares of common stock, no par value per share, and 50,000,000 shares of preferred stock, no par value per share. As of the record date, there were 331,805,866 shares of Valley common stock outstanding and 8,600,000 shares of Valley preferred stock outstanding, consisting of 4,600,000 shares of Valley Series A preferred stock and 4,000,000 shares of Valley Series B preferred stock.

Oritani. Oritani’s Certificate of Incorporation (“Oritani’s Charter”) authorize up to 150,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. As of the record date, there were 45,100,052 shares of Oritani common stock outstanding and no shares of Oritani preferred stock outstanding.

Limitation on Voting Rights

Valley. There are no provisions in Valley’s Charter or By-laws that are similar to the limitation on voting rights in the Oritani Charter.

Oritani. Oritani’s Charter provides that unless previously approved by a majority of Oritani’s unaffiliated directors, no beneficial owner, directly or indirectly, of more than 10% of the outstanding shares of common stock will be permitted to vote any shares in excess of such 10% limit. This limitation does not apply to any employee benefit plans of Oritani. Oritani’s Board of Directors has the power to construe and apply the provisions in the Charter regarding the 10% limitation on voting rights and to make all determinations necessary or desirable to implement such provisions.

Size of Board of Directors

Valley. Valley’s By-laws provide that its Board of Directors will consist of not less than five and not more than 25 directors. The exact number of directors may be determined from time to time by the Valley Board of Directors. The Valley Board of Directors is currently set at 12 directors.

Oritani. Oritani’s bylaws provide that its Board of Directors will consist of not less than five and not more than 15 directors. As of the record date, Oritani’s Board of Directors was set at eight directors.

Classes and Election of Directors

Valley. Valley’s Board of Directors is not classified. Valley’s By-laws provide that each director is elected annually. Each director is elected in an uncontested director election by a majority of votes cast at a shareholder meeting and has tendered an irrevocable resignation that will become effective if he or she fails to receive a majority of the votes cast at the annual shareholder meeting and the Board of Directors accepts the tendered resignation. In a contested election, directors are elected by a plurality of the votes cast. Valley shareholders are not entitled to cumulative voting rights in the election of directors.

Oritani. Oritani’s Board of Directors is classified. Oritani’s bylaws provide that directors will be divided into three classes, with terms expiring at the third succeeding annual meeting of shareholders after election. At each annual meeting of shareholders, directors are elected to succeed those directors whose terms then expire, with each director to hold office until his or her successor will have been duly elected and qualified. Pursuant to Oritani’s bylaws, Oritani has adopted a plurality vote standard for all director elections.

Removal of Directors

Valley. The NJBCA allows shareholders to remove directors for cause or, unless the certificate of incorporation provides otherwise, without cause, in each case by the affirmative vote of the majority of votes cast by the holders of shares entitled to vote. Because Valley’s Charter includes no additional provisions in this regard, Valley shareholders may remove directors with or without cause.

Oritani. The DGCL provides that, unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified shareholders, may effect such removal only for cause. Oritani’s Charter provides that any director or the entire Board of Directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Filling Vacancies on the Board of Directors

Valley. Under Valley’s By-laws, vacancies created by any reason may be filled by the affirmative vote of a majority of the remaining directors.

Oritani. Oritani’s bylaws provide that, subject to the rights of holders of any class or series of preferred stock, newly created directorships resulting from any increase in the authorized number of directors or any vacancies resulting from the death, resignation, removal of a director, retirement, disqualification or other cause may be filled only by a majority vote of the directors then in office, though less than a quorum. Directors chosen to fill vacancies will hold office for a term expiring at the annual meeting of shareholders at which the term of office of the class to which they have been elected expires and until such director’s successor will have been duly elected and qualified.

Proxy Access

Valley. Pursuant to Valley’s By-laws, an eligible shareholder or group of eligible shareholders may include their director nominees in Valley’s annual meeting proxy materials if certain requirements are met. This is commonly referred to as proxy access. Valley’s By-Laws provide, among other things, that a shareholder or group of up to twenty shareholders seeking to include director nominees in Valley’s proxy materials must own 3% or more of Valley’s outstanding common stock continuously for at least three years. The number of proxy access nominees appearing in any annual meeting proxy statement cannot exceed the greater of two or 20% of the number of directors then serving on the Board of Directors. If 20% is not a whole number, the maximum number of proxy access nominees would be the closest whole number below 20%. A nominee who is included in Valley’s proxy materials but withdraws from or becomes ineligible or unavailable for election at the annual meeting, or does not receive at least 25% of the votes cast for his or her election, will not be eligible for nomination by a shareholder for the next two annual meetings. The nominating shareholder or group of shareholders also must deliver the information required by Valley’s By-laws, and each nominee must meet the qualifications required by Valley’s By-laws.

Oritani. Oritani’s By-laws provide that nothing in the bylaws limits shareholders right to request inclusion of proposals in Oritani’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

Calling Special Meetings of Shareholders

Valley. Valley’s By-laws provide that special meetings of shareholders may be called by one or more shareholders who (i) collectively own shares representing at least twenty-five percent (25%) of the outstanding shares of the common stock of Valley, (ii) have owned at least twenty-five percent (25%) of such shares for at least one (1) year prior to the date of such request and (iii) continue to own at least twenty-five percent (25%) through the record date of the special meeting. In addition, Valley’s By-laws provide that special meetings of shareholders may be called by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, (iii) the President or (iv) a majority of the Board of Directors.

Oritani. Under Oritani’s bylaws, special meetings of the shareholders may be called by the Chairman of the Board, Chief Executive Officer, President or a majority of the authorized directorship of the Board of Oritani.

Notice of Meetings of Shareholders

Valley. The NJBCA requires that the written notice of any meeting specify the time, place and purpose or purposes of the meeting and be given not less than 10 nor more than 60 days before the date of the meeting to shareholders of record entitled to vote at the meeting. Therefore, business conducted at a Valley annual meeting is limited to the business specified in the meeting notice.

Oritani. The DGCL provides that written notice stating the place, date and time of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, must be delivered not less than 10 nor more than 60 days before the date of the meeting, to each shareholder entitled to vote at such meeting as of the record date for determining the shareholders entitled to notice of the meeting.

Nomination of Director Candidates and Proposal of Business by Shareholders

Valley. Pursuant to Valley’s By-laws, shareholder nominations of director candidates may be made by any shareholder of any outstanding class of stock entitled to vote for the election of directors at any annual meeting, or at any special meeting called for the purpose of electing directors, if the shareholder delivers timely written notice to the Secretary of Valley at Valley’s principal executive office containing the nominee’s name, age, home and business address, citizenship, principal occupation, shares of Valley common stock beneficially owned as of the date of the nomination, any other information relating to the nominee that would be required to be disclosed in a proxy statement or other filings required pursuant to SEC rules and regulations. In addition, the written notice must state whether the nominee qualifies under Valley’s corporate governance guidelines for directors and if the nominee does not qualify, the reasons why he/she does not qualify. For the written notice to be considered timely, the written notice must be delivered to the Secretary of Valley no earlier than 150 days and no later than 120 days before the anniversary of the preceding year’s annual meeting; provided however, that in the event that the date of the annual meeting is moved to a date that is not within 30 days before or after such anniversary date, notice by the shareholder, in order to be timely, must be received by the Secretary at Valley’s executive offices no later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting is first publicly announced, and in the case of a special meeting of the shareholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which notice of the date of the special meeting is first publicly announced.

Valley’s Charter and Valley’s By-laws do not contain any provisions that govern the submission of proposals by shareholders.

Oritani. Pursuant to Oritani’s bylaws, shareholder proposals and nominations may be made at an annual meeting of shareholders by any shareholder who is entitled to vote at the meeting and who has complied with the following notice procedures: (1) the shareholder must have given timely notice thereof in writing to the Secretary of Oritani, (2) such business must be a proper matter for shareholder action under the DGCL, (3) if the shareholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided Oritani with a solicitation notice, as that term is defined in Oritani’s bylaws, such shareholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of Oritani’s voting shares required under applicable law to carry any such proposal, and must have included in such materials the solicitation notice and (4) if no solicitation notice relating thereto has been timely provided pursuant to this section, the shareholder or beneficial owner proposing such business must not have solicited a number of proxies sufficient to have required the delivery of such a solicitation notice. To be timely, a shareholder’s notice will be delivered to the Secretary at the principal executive offices of Oritani not less than 90 days prior to the date of Oritani’s proxy materials for the preceding year’s annual meeting of shareholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the shareholder to be timely must be so delivered not later than the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made.

Such shareholder’s notice must set forth (a) (1) as to any other business that the shareholder proposes to bring before the meeting, a brief description of such business, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made or (2) as to each person whom the shareholder proposes to nominate for election or reelection as a director all information relating to such person as would be required to be disclosed in solicitations of proxies for the elections of such nominees as directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and such person’s written consent to serve as a director if elected; and (b) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination proposal is made (i) the name and address of such shareholder, as they appear on Oritani’s books, and of such beneficial owner, (ii) the class and number of shares of Oritani that are owned beneficially and of record by such shareholder and such beneficial owner and (iii) whether either such shareholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of at least the percentage of Oritani’s voting shares required under applicable law to carry the proposal.

Anti-Takeover Provisions; Dissenters’ Appraisal Rights

Valley. Under the NJBCA, unless a greater vote is specified in the certificate of incorporation, the affirmative vote of a majority of the votes cast by shareholders entitled to vote on the matter is required to approve:

•	an amendment to the certificate of incorporation;

•	the voluntary dissolution of the corporation;

•	the sale or other disposition of all or substantially all of the corporation’s assets outside the ordinary course of business; or

•	the merger or consolidation of the corporation with another corporation.

Valley’s Charter contains no provisions specifying the required votes for approving the above matters. Valley’s By-laws require a majority of the votes cast by shareholders entitled to vote to approve any matter submitted to the shareholders.

The New Jersey Shareholders Protection Act limits certain transactions involving an “interested shareholder” and a “resident domestic corporation.” A resident domestic corporation is an issuer of voting stock organized under New Jersey laws with its principal executive offices or significant business operations located in New Jersey. An interested shareholder is one that (1) beneficially owns, directly or indirectly, 10% or more of the outstanding voting stock of the resident domestic corporation or (2) is an affiliate or associate of the resident domestic corporation and at any time within the past five years beneficially owned, directly or indirectly, 10% or more of the voting power of the then outstanding stock of the resident domestic corporation. The New Jersey Shareholders Protection Act prohibits certain business combinations between an interested shareholder and a resident domestic corporation for five years following the interested shareholder acquiring its stock, unless the corporation’s board of directors approved the business combination prior to the interested shareholder’s stock acquisition date and a subsequent business combination is approved by (i) independent directors and (ii) a majority of the shareholders (excluding the shares owned by the interested shareholder). After the five-year period expires, the prohibition on certain business combinations continues unless the combination is approved by the affirmative vote of two-thirds (2/3) of the voting stock not beneficially owned by the interested shareholder, the combination is approved by the board prior to the interested shareholder’s stock acquisition date or certain fair price provisions are satisfied. The New Jersey Shareholders Protection Act applies to Valley.

Under the NJBCA, appraisal rights are available in connection with (i) a merger or consolidation to which the corporation is a party, (ii) any sale, lease or exchange or other disposition of all or substantially all of a corporation’s assets other than in the usual and regular course of business or (iii) an acquisition of some or all of the outstanding shares or assets of a legal entity, either directly or through a subsidiary, in exchange for the corporation’s shares (a “share exchange”) if, as a result of the share exchange, the number of voting or participating shares issued in connection with the share exchange, when combined with shares already outstanding, would exceed by more than 40% the number of those shares outstanding immediately before the share exchange, unless an exception applies. A New Jersey corporation may provide in its certificate of incorporation that shareholders will have appraisal rights even in cases where the exceptions to the availability of appraisal rights discussed below exist. Valley’s restated certificate of incorporation does not so provide.

The NJBCA does not confer appraisal rights to shareholders in connection with:

•

a merger or consolidation in which the corporation is a party if the merger does not require shareholder approval. Under the NJBCA, shareholder approval for a merger or consolidation is required if the merger amends the certificate of incorporation, affects the outstanding shares of the surviving corporation or, if the number of voting or participating shares issued in connection with the merger or consolidation, when combined with shares already outstanding, would exceed by more than 40% the number of those shares outstanding immediately before the merger;

•	the merger of the corporation into a wholly-owned subsidiary if certain conditions are met;

•

(i) a merger or consolidation in which the corporation is a party or (ii) a share exchange if (i) the shares held by the corporation’s shareholders are listed on a national securities exchange or are held of record by at least 1,000 holders or (ii) in the case of a merger or consolidation, the corporation’s shareholders will receive (a) cash, (b) shares, obligations or other securities that will either be listed on a national securities exchange or held of record by not less than 1,000 holders or (c) a combination thereof;

•

a sale, lease, exchange or other disposition of all or substantially all of a corporation’s assets if the shares held by the corporation’s shareholders are listed on a national securities exchange or are held of record by at least 1,000 holders; or

•

a dissolution transaction in which substantially all of a corporation’s net assets are to be distributed to its shareholders within one year after the date of the transaction, so long as the transaction is wholly for cash, shares, obligations or other securities which will be listed on a national securities exchange or held of record by not less than 1,000 holders or a combination thereof.

Oritani. Under Section 262 of the DGCL, a shareholder may dissent from, and receive payments in cash for, the fair value of his or her shares as appraised by the Delaware Court of Chancery in the event of certain mergers and consolidations. However, shareholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of shareholders entitled to vote at the meeting of shareholders to act upon the merger or consolidation, or on the record date with respect to action by written consent, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Further, no appraisal rights are available to shareholders of the surviving corporation if the merger did not require the vote of the shareholders of the surviving corporation. Notwithstanding the foregoing, appraisal rights are available if shareholders are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a) to (c). Appraisal rights are also available under the DGCL in certain other circumstances, including in certain parent-subsidiary corporation mergers and in certain circumstances where the certificate of incorporation so provides. Oritani’s Charter and bylaws do not provide for appraisal rights in any additional circumstance.

Section 203 of the DGCL provides that if a person acquires 15% or more of the stock of a Delaware corporation, thereby becoming an “interested stockholder”, that person may not engage in certain business combinations with the corporation for a period of three years unless (i) the board approved the acquisition of stock or business combination transaction prior to the time that the person became an interested stockholder, (ii) the person became an interested stockholder and 85% owner of the voting stock of the corporation in the same transaction, excluding voting stock owned by directors who are also officers and certain employee stock plans; (iii) the business combination transaction is approved by the board and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested shareholder at an annual or special meeting. A Delaware corporation may elect not to be governed by Section 203. Oritani has not made that election.

Indemnification of Directors and Officers; Limitation of Liability

Valley. Valley’s Charter provides that the corporation will indemnify its present and former officers, directors, employees, and agents and persons serving at its request against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement, incurred in connection with any pending or threatened civil, criminal administrative or investigative proceeding to the full extent permitted by the NJBCA. The NJBCA permits a New Jersey corporation, by including a provision in its certificate of incorporation, to eliminate the liability of directors or officers to the corporation or its shareholders for the breach of any duty owed to the corporation or its shareholders, except for any breach of duty based upon an act or omission (i) in breach of such person’s duty of loyalty to the corporation or its shareholders, (ii) not in good faith or involving a knowing violation of law or (iii) resulting in receipt by the person of an improper personal benefit. In this context, an act or omission in breach of a director or officer’s duty of loyalty is defined as an act or omission which the director or officer knows or believes to be contrary to the best interests of the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest. Valley’s Charter adopts such exculpation provisions.

Oritani. Under Oritani’s Charter and Oritani’s bylaws, current and former officers and directors are entitled to indemnification to the fullest extent permitted by the DGCL.

Under Section 145 of the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

Delaware law provides that a corporation may indemnify its present and former directors, officers, employees and agents, as well as any individual serving with another corporation in that capacity at the corporation’s request against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement of actions taken, if the individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful. However, no indemnification may be paid for judgments and settlements in actions by or in the right of the corporation.

A corporation may not indemnify a current or former director or officer of the corporation against expenses to the extent the person is adjudged to be liable to the corporation unless a court approves the indemnity. The DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of a corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such.

Amendments to Certificates of Incorporation and By-laws

Valley. The NJBCA provides that a corporation may amend its certificate of incorporation, from time to time, in any and as many respects as may be desired so long as the amendment contains only such provisions as might lawfully be contained in an original certificate of incorporation filed at the time of making such amendment. A corporation’s certificate of incorporation may be amended or changed by a vote of the board of directors and a vote of a majority of the votes cast by shares entitled to vote.

The NJBCA provides that the board of directors has the power to make, alter and repeal by-laws unless such power is reserved to the shareholders in the certificate of incorporation, but by-laws made by the board of directors may be altered or repealed, and new by-laws made, by the shareholders. The shareholders may prescribe in the by-laws that any by-law made by them may not be altered or repealed by the board of directors. Whenever any amendment to the by-laws, other than as regards the election of directors, is to be taken by vote of the shareholders, it must be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon, unless a greater plurality is required by the certificate of incorporation or the NJBCA. Valley’s Charter contains no provision related to amendments to by-laws. Valley’s By-laws give the Board of Directors and the shareholders the power to alter, amend or repeal the by-laws. Any by-law adopted, amended or repealed by the shareholders may be amended or repealed by the Board of Directors unless the resolution of the shareholders adopting such by-law expressly reserves to the shareholders the right to amend or repeal such by-law.

Oritani. Oritani’s Charter provides that Oritani reserves the right to amend or repeal any provision contained in the Charter in the manner prescribed by the DGCL. Under Section 242 of the DGCL, an amendment to the Charter generally requires (1) the approval of the Board of Directors, (2) the approval of a majority of the voting power of the outstanding stock entitled to vote upon the proposed amendment and (3) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, if any. Oritani’s Charter requires the affirmative vote of the holders of at least eighty-five percent (85%) of the voting power of all of the then-outstanding shares of the capital stock of Oritani entitled to vote generally in the election of directors, voting together as a single class, to amend or repeal the Charter.

Oritani’s Charter provides that the Board of Directors is expressly empowered to amend or repeal Oritani’s bylaws. Any amendment of the bylaws of Oritani by the Board of Directors will require the approval of a majority of the entire Board. The shareholders also have power to amend Oritani’s bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of Oritani required by the DGCL or by Oritani’s Charter, the affirmative vote of the holders of at least eighty (80%) of the voting power of all of the then-outstanding shares of the capital stock of Oritani entitled to vote generally in the election of directors, voting together as a single class, is required to amend any provisions of Oritani’s bylaws.

PROPOSAL 2 OF THE ORITANI SPECIAL MEETING – NON-BINDING, ADVISORY VOTE TO APPROVE THE COMPENSATION THAT WILL OR MAY BECOME PAYABLE TO THE NAMED EXECUTIVE OFFICERS OF ORITANI BASED ON OR RELATED TO THE MERGER

Pursuant to the Dodd-Frank Act and Rule 14a-21(c) under the Securities Exchange Act of 1934, as amended, Oritani is seeking non-binding, advisory approval from its shareholders of the compensation that will or may become payable to the Oritani named executive officers that is based on or related to the merger, as disclosed in “Proposal 1 of the Oritani Special Meeting – The Merger – Interests of Certain Persons in the Merger – Interests of Oritani Executive Officers and Directors in the Merger,” beginning on page 59. The proposal gives Oritani’s shareholders the opportunity to express their views on the merger-related compensation that will or may become payable to Oritani’s named executive officers. Accordingly, Oritani is requesting its shareholders to approve the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that will or may become payable to Oritani’s named executive officers based on or related to the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “Proposal 1 of the Oritani Special Meeting – The Merger – Interests of Certain Persons in the Merger – Interests of Oritani Executive Officers and Directors in the Merger,” are hereby APPROVED on a non-binding, advisory basis.”

The vote on this proposal is a vote separate and apart from the vote of the Oritani shareholders to approve the merger proposal and approval of this proposal is not a condition to completion of the merger. Accordingly, a holder of Oritani common stock may vote to not approve this compensation proposal and vote to approve the merger agreement or vice versa. The vote with respect to this proposal is advisory only and will not be binding on Valley or Oritani, regardless of whether the other proposals are approved. If the merger is completed, the merger-related compensation may be paid to Oritani’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if Oritani’s shareholders fail to approve this compensation proposal.

Vote Required for Approval

Assuming a quorum is present, approval of the compensation proposal requires the affirmative vote of the holders of a majority of the votes cast at the Oritani special meeting. If you fail to vote, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee with respect to the compensation proposal, you will not be deemed to have cast a vote with respect to the proposal, and it will have no effect on the proposal.

Recommendation of the Oritani Board of Directors

THE BOARD OF DIRECTORS OF ORITANI UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THIS PROPOSAL 2 TO APPROVE, ON AN NON-BINDING, ADVISORY BASIS, THE COMPENSATION THAT MAY OR WILL BECOME PAYABLE TO ORITANI’S NAMED EXECUTIVE OFFICERS THAT IS BASED ON OR RELATED TO THE MERGER.

PROPOSAL 3 OF THE ORITANI SPECIAL MEETING – AUTHORIZATION TO VOTE ON ADJOURNMENT OR OTHER MATTERS

As of the date of this document, the Oritani Board of Directors does not know of any matters that will be presented for consideration at the Oritani special meeting other than as described in this document. However, if any other matter will properly come before the Oritani special meeting or any adjournment or postponement thereof and will be voted upon, the Oritani Board of Directors intends that properly completed proxies will be deemed to confer authority to the individuals named as authorized therein to vote the shares of Oritani common stock represented by the proxy on any matters that fall within the purposes set forth in Oritani’s notice of meeting. In particular, if Oritani does not receive a sufficient number of votes to constitute a quorum or approve the merger agreement, it may propose to adjourn or postpone the Oritani special meeting to a later date for the purpose of soliciting additional proxies to establish a quorum or approve the merger agreement. Oritani does not currently intend to propose an adjournment or postponement at the Oritani special meeting if there are sufficient votes to approve the merger agreement.

Vote Required for Approval

Approval of the proposal to authorize the Oritani Board of Directors, in its discretion, to adjourn or postpone the Oritani special meeting to a later date, if necessary or appropriate, to solicit additional proxies in favor of approval of the merger agreement or to vote on other matters properly before such special meeting requires the affirmative vote of a majority of the votes present in person or represented by proxy at the Oritani special meeting and entitled to vote.

Recommendation of the Oritani Board of Directors

THE BOARD OF DIRECTORS OF ORITANI UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THIS PROPOSAL 3 TO AUTHORIZE THE ORITANI BOARD OF DIRECTORS, IN ITS DISCRETION, TO ADJOURN OR POSTPONE THE ORITANI SPECIAL MEETING TO A LATER DATE, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES IN FAVOR OF APPROVAL OF THE MERGER AGREEMENT OR TO VOTE ON OTHER MATTERS PROPERLY BEFORE SUCH SPECIAL MEETING.

PROPOSAL 1 OF THE VALLEY SPECIAL MEETING – APPROVAL OF THE ISSUANCE OF UP TO 75,711,589 SHARES OF VALLEY COMMON STOCK IN CONNECTION WITH THE MERGER

Valley is requesting that its common shareholders approve a proposal to issue up to 75,711,589 shares of Valley common stock in connection with the merger. The 75,711,589 shares that Valley common shareholders are being asked to approve is the maximum amount of shares that would be issuable in the transaction, including shares of Valley common stock to be issued upon the conversion or exchange of Oritani stock options and Oritani restricted stock, respectively, based on an exchange ratio of 1.60. Since approval of the Valley share issuance proposal is a condition to the closing of the merger between Valley and Oritani, Valley shareholders effectively have a vote to approve the merger. The Valley Board of Directors has unanimously approved the merger and the merger agreement with Oritani and thereby the issuance of up to 75,711,589 shares of common stock in connection with the merger, and believes the merger and the issuance of Valley common stock are advisable to Valley and its shareholders. As of September 17, 2019, a date immediately preceding the printing of this joint proxy statement-prospectus, there were 331,805,866 shares of Valley common stock issued and outstanding, 4,600,000 shares of Valley Series A preferred stock issued and outstanding and 4,000,000 shares of Valley Series B preferred stock issued and outstanding.

The shares of Valley common stock to be issued in connection with the merger would have rights identical to the shares of Valley common stock currently outstanding. Adoption of the Valley share issuance proposal would not affect the rights of the holders of currently outstanding Valley common stock, except for effects incidental to increasing the number of shares of Valley common stock outstanding, such as dilution of the earnings per share and voting power of current holders of Valley common stock, and allowing the merger to proceed. If the Valley share issuance proposal is approved by the Valley common shareholders, the issuance of up to 75,711,589 shares of Valley common stock would only take place if the merger is consummated.

Holders of Valley common stock should read this joint proxy statement-prospectus carefully and in its entirety, including the appendices and the documents incorporated by reference into this joint proxy statement-prospectus, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement-prospectus as Appendix A.

Reasons for the Valley Share Issuance Proposal

The Valley Board of Directors has unanimously approved the proposed issuance of up to 75,711,589 shares of Valley common stock to Oritani shareholders, which will be required in order for Valley to close the merger. The Valley Board of Directors has unanimously approved the merger and the merger agreement. A description of Valley’s reasons for the merger can be found under “Proposal 1 of the Oritani Special Meeting – The Merger – Valley’s Reasons for the Merger” beginning on page  59.

Interests of Valley Officers and Directors

The interests of Valley officers and directors in the merger are described under “Proposal 1 of the Oritani Special Meeting – The Merger – Interests of Certain Persons in the Merger – Interests of Valley Officers and Directors” beginning on page  68.

Golden Parachute Compensation Payable to Valley Named Executive Officers

None of Valley’s executive officers will receive any type of golden parachute compensation that is based on or otherwise relates to the merger.

Opinion of Valley’s Financial Advisor

Pursuant to an engagement letter dated June 24, 2019, Valley retained J.P. Morgan as its financial advisor for the purpose of rendering the opinion described below in connection with the merger.

At the meeting of the Valley Board of Directors on June 25, 2019, J.P. Morgan rendered its oral opinion to the Valley Board of Directors, subsequently confirmed in writing, that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the merger was fair, from a financial point of view, to Valley.

The full text of the J.P. Morgan opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Appendix C to this joint proxy statement-prospectus and is incorporated herein by reference. The summary of the J.P. Morgan opinion set forth in this joint proxy statement-prospectus is qualified in its entirety by reference to the full text of such opinion. Valley’s shareholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Valley Board of Directors (in its capacity as such) in connection with and for the purposes of its evaluation of the merger, was directed only to the exchange ratio in the merger and did not address any other aspect of the merger. J.P. Morgan expressed no opinion as to the fairness of the exchange ratio to the holders of any class of securities, creditors or other constituencies of Valley or as to the underlying decision by Valley to engage in the merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan.

The opinion does not constitute a recommendation to any shareholder of Valley as to how such shareholder should vote with respect to the merger or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft dated June 25, 2019 of the merger agreement;

•	reviewed certain publicly available business and financial information concerning Valley and Oritani and the industries in which they operate;

•

compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration received for such companies;

•

compared the financial and operating performance of Valley and Oritani with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Valley common stock and Oritani common stock and certain publicly traded securities of such other companies;

•

reviewed certain internal financial analyses and forecasts prepared by the management of Valley relating to the businesses of each of Valley and Oritani, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the merger (which we refer to as the “synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Valley with respect to certain aspects of the merger, and the past and current business operations of Valley and Oritani, the financial condition and future prospects and operations of Valley and Oritani, the effects of the merger on the financial condition and future prospects of Valley, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Valley and Oritani or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did

J.P. Morgan evaluate the solvency of Valley and Oritani under any state or federal laws relating to bankruptcy, insolvency or similar matters. J.P. Morgan is not an expert in evaluating the adequacy of allowances for loan and lease losses of Valley or Oritani with respect to their loan and lease portfolios and, accordingly, J.P. Morgan did not make an independent evaluation of the adequacy of the allowance for loan and lease losses of Valley or Oritani and J.P. Morgan assumed, with Valley’s consent, that the respective allowances for loan and lease losses for both Valley and Oritani, respectively, are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, (including the synergies), J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of Valley as to the expected future results of operations and financial condition of Valley and Oritani to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the merger and the other transactions contemplated by the merger agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the merger agreement without any exchange ratio adjustment, and that the definitive merger agreement would not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by Valley and Oritani in the merger agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Valley with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Valley or Oritani or on the contemplated benefits of the merger.

The J.P. Morgan opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. The J.P. Morgan opinion noted that subsequent developments may affect the J.P. Morgan opinion, and that J.P. Morgan does not have any obligation to update, revise or reaffirm such opinion. The J.P. Morgan opinion is limited to the fairness, from a financial point of view, to Valley of the exchange ratio in the merger, and J.P. Morgan has expressed no opinion as to the exchange ratio after giving effect to any adjustment to the exchange ratio, as to the fairness of the exchange ratio to the holders of any class of securities, creditors or other constituencies of Valley or as to the underlying decision by Valley to engage in the merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons relative to the exchange ratio in the merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which Valley’s common stock or Oritani’s common stock will trade at any future time.

The terms of the merger agreement, including the exchange ratio, were determined through arm’s length negotiations between Valley and Oritani, and the decision to enter into the merger agreement was solely that of Valley’s Board of Directors and Oritani’s Board of Directors. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by Valley’s Board of Directors in its evaluation of the merger and should not be viewed as determinative of the views of Valley’s Board of Directors or management with respect to the merger or the exchange ratio.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to Valley’s Board of Directors on June 25, 2019 and contained in the presentation delivered to Valley’s Board of Directors on such date in connection with the rendering of such opinion and the presentation does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Oritani Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial and market data of Oritani with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to Oritani’s business, including the following selected companies (which we refer to as the “Oritani selected companies”):

•	Dime Community Bancshares, Inc.

•	Northfield Bancorp, Inc.

•	Flushing Financial Corporation

•	Provident Bancorp, Inc.

•	Lakeland Bancorp, Inc.

•	BCB Bancorp, Inc.

Multiples were based on closing stock prices on June 24, 2019, which was the last practicable day prior to the delivery of the J.P. Morgan opinion. For each of the following analyses performed by J.P. Morgan, financial and market data for the Oritani selected companies were based on the Oritani selected companies’ public filings and information J.P. Morgan obtained from SNL Financial and FactSet Research Systems. The multiples and ratios for each of the Oritani selected companies were based on the most recent publicly available information as of June 24, 2019.

None of the Oritani selected companies reviewed is identical to Oritani. Certain of these companies may have characteristics that are materially different from those of Oritani. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect Oritani. However, the companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analyses, may be considered similar to those of Oritani.

For Oritani and each Oritani selected company, publicly available financial performance for the most recent publicly reported fiscal quarter was measured. With respect to Oritani and the Oritani selected companies, the information J.P. Morgan presented included:

•

multiple of price to estimated CY 2020 earnings per share adjusted for excess capital above a 7.5% tier 1 common equity target (which we refer to as “CET1”) per Valley’s management’s guidance and assuming a 2.0% pre-tax opportunity cost of excess capital per Valley management (which we refer to as “P / capital adjusted CY 2020E earnings”), and

•

a regression analysis to review the relationship between (i) the price to capital adjusted tangible book value per share (which we refer to as “P / capital adjusted TBVPS”) (which adjusted tangible book value by deducting, on a per share basis, excess capital above 7.5% CET1 and reducing, on a per share basis, tangible book value by the 2.0% pre-tax opportunity cost of excess capital, per Valley management, above 7.5% CET1) and (ii) the estimated 2020 return on average tangible common equity (which we refer to as “CY 2020E capital adjusted ROATCE”) (which adjusted the 2020 estimated return on average tangible common equity by deducting excess capital above 7.5% CET1 from tangible common equity and reducing earnings by the 2.0% pre-tax opportunity cost of excess capital, per Valley management, above 7.5% CET1), in each case, based on available estimates obtained from public filings, SNL Financial and FactSet Research Systems.

Based on the results of this analysis and other factors which J.P. Morgan considered appropriate based on its experience and judgment, J.P. Morgan selected multiple reference ranges for Oritani as follows:

Range
P / capital adjusted CY 2020E earnings	10.0x – 12.0x
P / capital adjusted TBVPS	1.7x – 1.9x

Based on the above analysis, J.P. Morgan then applied a multiple reference range of 10.0x to 12.0x for P / capital adjusted CY 2020E earnings to Valley management’s estimate of Oritani’s earnings per share for the calendar year 2020 of $1.00, and then added $5.40 of excess capital per share above 7.5% CET1. J.P. Morgan also applied a multiple reference range of 1.7x to 1.9x for P / capital adjusted TBVPS, which it derived from Valley management’s estimate of Oritani’s CY 2020E capital adjusted ROATCE of 15.7%, to Oritani’s capital adjusted tangible book value per share of $6.37 as of March 31, 2019, and then added $5.40 of excess capital per share above 7.5% CET1.

After applying these ranges to Oritani’s estimated 2020 earnings per share and Oritani’s capital adjusted tangible book value per share as of March 31, 2019, and adding the $5.40 of excess capital per share above 7.5% CET1, J.P. Morgan’s analysis indicated the following implied equity value per share ranges for the shares of Oritani common stock, rounded to the nearest $0.25 per share of Valley common stock, as compared to the implied value of the merger consideration of $16.30 per share of Oritani common stock (which we refer to as the “assumed consideration”), which was calculated based on the product of (x) the fixed exchange ratio provided in the merger agreement of 1.60 and (y) a closing stock price of Oritani’s common stock on June 24, 2019 of $16.06:

	Implied Equity Value Per Share
	Low	High
P / capital adjusted 2020E earnings	$15.50	$17.50
P / capital adjusted TBVPS	$16.00	$17.50

Oritani Standalone Dividend Discount Analysis

J.P. Morgan calculated a range of implied values for Oritani common stock by discounting to present value estimates of Oritani’s future dividend stream and terminal value. In performing its analysis, J.P. Morgan utilized, among others, the following assumptions, which were reviewed and approved by Valley management:

•	earnings and asset assumptions for Oritani based on Valley management’s forecast for the period of 2019 through 2024 (which we refer to as the Oritani internal forecast);

•	a March 31, 2019 valuation date;

•

a terminal value based on estimated 2024 net income (which was based on the Oritani internal forecast), multiplied by a next twelve months price to earnings ratio (which we refer to as “NTM P/E”) multiple range of 11.0x to 13.0x, which range was selected by J.P. Morgan based on factors which J.P. Morgan considered appropriate based on its experience and judgment;

•	discount rates from 7.75% to 8.75%, which range was chosen by J.P. Morgan based upon an analysis of Oritani’s cost of equity;

•	a target tangible common equity to tangible assets ratio of 7.5% (and with capital in excess of this target paid as dividends), as provided by Valley management; and

•	a mid-year convention.

Based on the Oritani internal forecast and using a range of discount rates from 7.75% to 8.75%, reflecting estimates of Oritani’s cost of equity as described above, J.P. Morgan discounted the estimated dividend streams from Oritani for the period of 2019 through 2024 and the range of terminal values to derive present values, as of March 31, 2019, of Oritani.

This analysis implied an equity value per share of $17.50 to $19.50 per share of Oritani common stock as of March 31, 2019, as compared to the assumed consideration of $16.30 per share of Oritani common stock.

Oritani Synergized Dividend Discount Analysis

J.P. Morgan calculated a range of implied values for Oritani common stock by discounting to present value estimates of Oritani’s future dividend stream and terminal value pro forma for the synergies and dissynergies of the transaction. In performing its analysis, J.P. Morgan utilized, among others, the following assumptions, which were reviewed and approved by Valley management:

•	the Oritani internal forecast;

•	synergy, dis-synergy, and restructuring charge assumptions based on Valley management’s forecast for the period of 2019 through 2024 (which we refer to as the net synergies);

•	a March 31, 2019 valuation date;

•

a terminal value based on estimated 2024 net income inclusive of the net synergies (which was based on the Oritani internal forecast), multiplied by a NTM P/E multiple range of 11.0x to 13.0x, which range was selected by J.P. Morgan based on factors which J.P. Morgan considered appropriate based on its experience and judgment;

•	discount rates from 7.75% to 8.75%, which range was chosen by J.P. Morgan based upon an analysis of Oritani’s cost of equity;

•	a target tangible common equity to tangible assets ratio of 7.5% (and with capital in excess of this target paid as dividends), as provided by Valley management; and

•	a mid-year convention.

Based on the Oritani internal forecast and using a range of discount rates from 7.75% to 8.75%, reflecting estimates of Oritani’s cost of equity as described above, J.P. Morgan discounted the estimated dividend streams from Oritani for the period of 2019 through 2024 and the range of terminal values to derive present values, as of March 31, 2019, of Oritani.

This analysis implied an equity value per share of $22.25 to $25.25 per share of Oritani common stock as of March 31, 2019, as compared to the assumed consideration of $16.30 per share of Oritani common stock.

Valley Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial and market data of Valley with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to Valley’s business, including the following selected companies (which we refer to as the “Valley selected companies”):

•	People’s United Financial, Inc.

•	Fulton Financial Corporation

•	Investors Bancorp, Inc.

•	F.N.B. Corporation

•	BankUnited, Inc.

Multiples were based on closing stock prices on June 24, 2019, which was the last practicable day prior to the delivery of the J.P. Morgan opinion. For each of the following analyses performed by J.P. Morgan, financial and market data for the Valley selected companies were based on the Valley selected companies’ public filings and information J.P. Morgan obtained from SNL Financial and FactSet Research Systems. The multiples and ratios for each of the Valley selected companies were based on the most recent publicly available information as of June 24, 2019.

None of the Valley selected companies reviewed is identical to Valley. Certain of these companies may have characteristics that are materially different from those of Valley. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect Valley. However, the companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analyses, may be considered similar to those of Valley.

For Valley and each Valley selected companies, publicly available financial performance for the most recent publicly reported fiscal quarter was measured. With respect to Valley and the Valley selected companies, the information J.P. Morgan presented included:

•	P / capital adjusted CY 2020E earnings, and

•	a regression analysis to review the relationship between (i) P / capital adjusted TBVPS and (ii) CY 2020E capital adjusted ROATCE,

in each case, based on available estimates obtained from public filings, SNL Financial and FactSet Research Systems.

Based on the results of this analysis and other factors which J.P. Morgan considered appropriate based on its experience and judgment, J.P. Morgan selected multiple reference ranges for Valley as follows:

Range
P / capital adjusted 2020E earnings	9.0x – 11.25x
P / capital adjusted TBVPS	1.5x – 1.8x

Based on the above analysis, J.P. Morgan then applied a multiple reference range of 9.0x to 11.25x for P / capital adjusted 2020E earnings to Valley management’s estimate of Valley’s earnings per share for the calendar year 2020 of $1.03. J.P. Morgan also applied a multiple reference range of 1.5x to 1.8x for P / capital adjusted TBVPS, which it derived from Valley’s management estimate of Valley’s CY 2020E capital adjusted ROATCE of 14.9%, to Valley’s capital adjusted tangible book value per share of $6.26 as of March 31, 2019.

After applying these ranges to Valley’s estimated 2020 earnings per share and Valley’s capital adjusted tangible book value per share as of March 31, 2019, J.P. Morgan’s analysis indicated the following implied equity value per share ranges for the shares of Valley common stock, rounded to the nearest $0.25 per share of Valley common stock, as compared to the closing stock price of Valley’s common stock on June 24, 2019 of $10.19:

	Implied Equity Value Per Share
	Low	High
P / capital adjusted 2020E earnings	$9.25	$11.50
P / capital adjusted TBVPS	$9.50	$11.00

Valley Standalone Dividend Discount Analysis

J.P. Morgan calculated a range of implied values for Valley common stock by discounting to present value estimates of Valley’s future dividend stream and terminal value. In performing its analysis, J.P. Morgan utilized, among others, the following assumptions, which were reviewed and approved by Valley management:

•	earnings and asset assumptions for Valley based on Valley management’s forecast for the period of 2019 through 2024 (which we refer to as the “Valley internal forecast”);

•	a March 31, 2019 valuation date;

•

a terminal value based on estimated 2024 net income (which was based on the Valley internal forecast), multiplied by a NTM P/E multiple range of 11.0x to 13.0x, which range was selected by J.P. Morgan based on factors which J.P. Morgan considered appropriate based on its experience and judgment;

•	discount rates from 9.25% to 10.25%, which range was chosen by J.P. Morgan based upon an analysis of Valley’s cost of equity;

•	a target tangible common equity to tangible assets ratio of 7.5% (and with capital in excess of this target paid as dividends), as provided by Valley management; and

•	a mid-year convention.

Based on the Valley internal forecast and using a range of discount rates from 9.25% to 10.25%, reflecting estimates of Valley’s cost of equity as described above, J.P. Morgan discounted the estimated dividend streams from Valley for the period of 2019 through 2024 and the range of terminal values to derive present values, as of March 31, 2019, of Valley.

This analysis implied an equity value per share of $10.75 to $12.75 per share of Valley common stock as of March 31, 2019, as compared to the closing stock price of Valley’s common stock on June 24, 2019 of $10.19.

Relative Value Analysis

Based upon the implied valuations for each of Valley and Oritani calculated pursuant to the trading multiples analyses, standalone dividend discount analyses and the synergized dividend discount analysis described above, J.P. Morgan calculated a range of implied exchange ratios of a share of Oritani common stock to a share of Valley common stock, and then compared that range of implied exchange ratios to the exchange ratio in the merger of 1.60 shares of Valley common stock per share of Oritani common stock.

For each of the analyses referred to above, J.P. Morgan calculated the ratio implied by dividing the low end of each implied equity value of Oritani by the high end of each implied equity value of Valley. J.P. Morgan also calculated the ratio implied by dividing the high end of each implied equity value of Oritani by the low end of each implied equity value of Valley. J.P. Morgan assumed, in each case, that 100% of the merger consideration would be stock consideration.

This analysis indicated the following implied exchange ratios, compared in each case to the exchange ratio in the merger of 1.60 shares of Valley common stock per share of Oritani common stock:

Comparison	Range of Implied Exchange Ratios
Public Trading Multiples Analysis
P / capital adjusted 2020E earnings	1.348 – 1.892
P / capital adjusted TBVPS	1.455 – 1.842
Standalone Dividend Discount Analysis	1.373 – 1.814
Synergized Dividend Discount Analysis	1.745 – 2.349

Value Creation Analysis

J.P. Morgan prepared a value creation analysis that compared the equity value of Valley (implied by the standalone dividend discount analysis) to the pro forma implied combined company equity value. J.P. Morgan determined the pro forma combined company equity value by calculating the sum of (i) the implied equity value of Valley using the midpoint value determined in J.P. Morgan’s standalone dividend discount analysis described above in “– Valley Standalone Dividend Discount Analysis”, (ii) the implied equity value of Oritani using the midpoint value determined in J.P. Morgan’s standalone dividend discount analysis described above in “– Oritani Standalone Dividend Discount Analysis” and (iii) the estimated present value of expected cost synergies and revenue dis-synergies resulting from potential lost Oritani interchange income, net of restructuring charges. The value creation analysis at the exchange ratio of 1.60x provided for in the merger yielded accretion to the holders of Valley common stock of 4%. There can be no assurance that the synergies, dis-synergies and restructuring charges will not be substantially greater or less than the Valley estimate described above.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Valley or Oritani. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the Valley selected companies or Oritani selected companies reviewed as described in the above summary is identical to Valley or Oritani. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Valley and Oritani. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Valley and Oritani.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise Valley with respect to the merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Valley and Oritani and the industries in which they operate.

For rendering a fairness opinion in connection with the merger, Valley may pay J.P. Morgan a fee of $2 million, $1 million of which became payable at the time J.P. Morgan delivered its opinion to Valley’s Board of Directors. In addition, Valley has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of the J.P. Morgan opinion, neither J.P. Morgan nor any of its affiliates have had any other material commercial or investment banking relationships with Valley or Oritani.

During the two year period preceding the date of the J.P. Morgan opinion, the aggregate fees recognized by J.P. Morgan from Valley and Oritani were less than $100,000 and $0, respectively. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of Valley and Oritani. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or other financial instruments (including derivatives, bank loans or other obligations) of Valley or Oritani for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Vote Required for Approval

The vote to approve the Valley share issuance proposal will be approved if a majority of the votes cast by the holders of Valley common stock at the Valley special meeting are “FOR” such proposal.

Recommendation of the Valley Board of Directors

THE BOARD OF DIRECTORS OF VALLEY UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THIS PROPOSAL 1 AS TO THE APPROVAL OF THE ISSUANCE OF UP TO 75,711,589 SHARES OF VALLEY COMMON STOCK IN CONNECTION WITH THE MERGER.

PROPOSAL 2 OF THE VALLEY SPECIAL MEETING – AUTHORIZATION TO VOTE ON ADJOURNMENT OR OTHER MATTERS

As of the date of this document, the Valley Board of Directors does not know of any matters that will be presented for consideration at the Valley special meeting other than as described in this document. However, if any other matter will properly come before the Valley special meeting or any adjournment or postponement thereof and will be voted upon, the Valley Board of Directors intends that properly completed proxies will be deemed to confer authority to the individuals named as authorized therein to vote the shares of Valley common stock represented by the proxy on any matters that fall within the purposes set forth in Valley’s notice of meeting. In particular, if Valley does not receive a sufficient number of votes to constitute a quorum or approve the Valley share issuance proposal, it may propose to adjourn or postpone the Valley special meeting to a later date for the purpose of soliciting additional proxies to establish a quorum or approve the Valley share issuance proposal. Valley does not currently intend to propose adjournment or postponement at the Valley special meeting if there are sufficient votes to approve the Valley share issuance proposal.

Vote Required for Approval

If approval of the proposal to authorize the Valley Board of Directors, in its discretion, to adjourn or postpone the Valley special meeting to a later date, if necessary or appropriate, to solicit additional proxies in favor of approval of the Valley share issuance proposal or to vote on other matters properly before such special meeting, is submitted to the Valley shareholders for approval, the Valley adjournment proposal will be approved if a majority of the votes cast by the holders of Valley common stock at the Valley special meeting are “FOR” such proposal.

Recommendation of the Valley Board of Directors

THE BOARD OF DIRECTORS OF VALLEY UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THIS PROPOSAL 2 TO AUTHORIZE THE VALLEY BOARD OF DIRECTORS, IN ITS DISCRETION, TO ADJOURN OR POSTPONE THE VALLEY SPECIAL MEETING TO A LATER DATE, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES IN FAVOR OF APPROVAL OF THE VALLEY SHARE ISSUANCE PROPOSAL OR TO VOTE ON OTHER MATTERS PROPERLY BEFORE SUCH SPECIAL MEETING.

VALLEY SHAREHOLDER PROPOSALS

New Jersey corporate law requires that the notice of shareholders’ meeting (for either a regular or special meeting) specify the purpose or purposes of the meeting. Thus, any substantive proposal, including shareholder proposals, must be referred to in Valley’s notice of annual meeting of shareholders in order for the proposal to be considered at a meeting of Valley’s shareholders.

An SEC rule requires certain shareholder proposals be included in the notice of meeting. Proposals of shareholders which are eligible under the SEC rule to be included in Valley’s year 2020 proxy material must be received by the Corporate Secretary of Valley National Bancorp no later than November 8, 2019. If Valley changes its 2020 annual meeting date to a date more than 30 days from the anniversary of Valley’s 2019 annual meeting, then the deadline will be changed to a reasonable time before Valley begins to print and mail its proxy materials. If Valley changes the date of its 2020 annual meeting by more than 30 days from the anniversary of its 2019 annual meeting, Valley will so state in the first quarterly report on Form 10-Q that it files with the SEC after the date change, or will notify Valley shareholders by another reasonable method.

ORITANI SHAREHOLDER PROPOSALS

Oritani will hold its 2019 annual meeting of shareholders only if the merger is not completed. An SEC rule requires certain shareholder proposals be included in the notice of meeting. In order to be eligible for inclusion in the proxy materials for the 2019 annual meeting of shareholders, any shareholder proposal to take action at such meeting must have been received at the Company’s Executive Office, 370 Pascack Road, Township of Washington, New Jersey 07676, no later than June 12, 2019.

INFORMATION INCORPORATED BY REFERENCE

The following documents filed by Valley (Commission File No. 001-11277) with the SEC are hereby incorporated in this joint proxy statement-prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2018;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019 and June 30, 2019, respectively;

•

Current Reports filed on Form 8-K on January 24, 2019, January 30, 2019, January  31, 2019, February 5, 2019, February  13, 2019, March 27, 2019, April  18, 2019, April  25, 2019, June  26, 2019 (2 filings), July  17, 2019, July 25, 2019 and August  26, 2019 (unless stated otherwise in the applicable report, information furnished under Item 2.02 or 7.01 of Valley’s Current Reports on Form 8-K is not incorporated herein by reference);

•	The definitive proxy statement for the 2019 annual meeting of shareholders;

•

The description of Valley’s common stock which is contained in Valley’s Registration Statement on Form 8-A filed on October 9, 2018, including any amendment or report filed for the purpose of updating such description;

•

The description of Valley’s Series A preferred stock which is contained in Amendment No. 1 to Valley’s Registration Statement on Form 8-A filed on July 9, 2015, including any amendment or report filed for the purpose of updating such description; and

•

The description of Valley’s Series B preferred stock which is contained in Valley’s Registration Statement on Form 8-A filed on August 1, 2017, including any amendment or report filed for the purpose of updating such description.

The following documents filed by Oritani (Commission File No. 001-34786) with the SEC are hereby incorporated in this joint proxy statement-prospectus:

•	Annual Report on Form 10-K for the year ended June 30, 2019;

•	Annual Report on Form 10-K/A for the year ended June 30, 2019; and

•	The description of Oritani’s common stock which is contained in Oritani’s Registration Statement on Form 8-A, including any amendment or report filed for the purpose of updating such description.

All documents filed by Valley and Oritani pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this document but before the earlier of (1) the date of the Oritani meeting or Valley meeting, as applicable, or (2) the termination of the merger agreement, are hereby incorporated by reference into this document and will be deemed a part of this document from the date they are filed (other than the portions of those documents or information deemed to have been furnished and not filed in accordance with SEC rules).

Any statement contained in a document incorporated by reference herein will be deemed to be modified or superseded for purposes of this joint proxy statement-prospectus to the extent that a statement contained herein or in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement-prospectus.

No person has been authorized to give any information or to make any representation other than what is included in this document or incorporated by reference, including previous filings on Form 425 or Schedule 14A, which are superseded by this document. If any information or representation is given or made, it must not be relied upon as having been authorized.

OTHER MATTERS

As of the date of this joint proxy statement-prospectus, neither the Oritani Board of Directors nor the Valley Board of Directors knows of any other matters to be presented for action by the Oritani or Valley common shareholders, as the case may be, at the respective company’s special meeting. If any other matters are properly presented, however, it is the intention of the persons named in the enclosed Oritani or Valley proxy, as applicable, to vote in accordance with their best judgment on such matters.

LEGAL MATTERS

Day Pitney LLP, counsel to Valley, will pass upon certain legal matters relating to the issuance and validity of the shares of Valley common stock and Valley preferred stock, if any, offered hereby. Luse Gorman, PC, on behalf of Oritani, and Day Pitney LLP, on behalf of Valley, will pass upon certain legal matters to the effect that the merger will constitute a tax-free “reorganization” within the meaning of Section 368(a) of the Code.

EXPERTS

The consolidated financial statements of Valley as of December 31, 2018 and 2017, and for each of the years in the three-year period ended December 31, 2018, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2018 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Oritani as of June 30, 2019 and 2018, and for each of the years in the three-year period ended June 30, 2019, have been incorporated by reference herein in reliance upon the report of Crowe LLP, an independent registered public accounting firm, upon the authority of such firm as experts in accounting and auditing.

Appendix A

AGREEMENT AND PLAN OF MERGER

Dated as of June 25, 2019

Between

VALLEY NATIONAL BANCORP

and

ORITANI FINANCIAL CORP.

Article IV. - REPRESENTATIONS AND WARRANTIES OF VALLEY		A-26
4.1	Corporate Organization	A-26
4.2	Capitalization	A-26
4.3	Authority; No Violation	A-27
4.4	Financial Statements	A-28
4.5	Brokerage Fees	A-28
4.6	Absence of Certain Changes or Events	A-29
4.7	Absence of Acceleration and Other Benefits	A-29
4.8	Valley Common Stock	A-29
4.9	Legal Proceedings	A-29
4.10	Taxes and Returns	A-29
4.11	Employee Benefit Plans	A-30
4.12	Compliance with Applicable Law	A-31
4.13	Environmental Matters	A-31
4.14	Reserves	A-32
4.15	Agreements with Bank Regulators	A-32
4.16	SEC Documents; Other Reports; Internal and Disclosure Controls	A-32
4.17	Certain Contracts	A-33
4.18	Loan Matters	A-34
4.19	Reports	A-34
4.20	Questionable Payments	A-35
4.21	Anti-Money Laundering Laws	A-35
4.22	Vote Required	A-35
4.23	OFAC	A-35
4.24	Properties	A-35
4.25	Reorganization	A-35
4.26	Investment Securities	A-36
4.27	Minute Books	A-36
4.28	Disclosures	A-36

Article V. - COVENANTS OF THE PARTIES		A-36
5.1	Conduct of the Business of Oritani and Valley	A-36
5.2	Negative Covenants and Dividend Covenants	A-36
5.3	No Solicitation	A-38
5.4	Current Information	A-40
5.5	Access to Properties and Records; Confidentiality	A-41
5.6	Regulatory Matters	A-41
5.7	Approval of Shareholders	A-43
5.8	Further Assurances	A-43
5.9	Public Announcements	A-44
5.10	Failure to Fulfill Conditions	A-44
5.11	Disclosure Delivery and Disclosure Supplements	A-44
5.12	Indemnification	A-44
5.13	Employment and Director Matters; Other Post-Closing Items	A-45
5.14	Tax-Free Reorganization Treatment	A-47
5.15	Bank Policies and Bank Mergers	A-47
5.16	Section 16 Matters	A-48
5.17	Shareholder Litigation	A-48
5.18	Transaction Expenses of Oritani	A-48
5.19	Representation on Valley Board and VNB Board	A-48

Article VI. - CLOSING CONDITIONS		A-49
6.1	Conditions of Each Party’s Obligations Under this Agreement	A-49
6.2	Conditions to the Obligations of Valley Under this Agreement	A-49
6.3	Conditions to the Obligations of Oritani Under this Agreement	A-50

ARTICLE VII. - TERMINATION		A-50
7.1	Termination	A-50
7.2	Effect of Termination	A-52
7.3	Termination Fee; Expenses	A-53

ARTICLE VIII. - MISCELLANEOUS		A-53
8.1	Expenses	A-53
8.2	Notices	A-54
8.3	Parties in Interest	A-54
8.4	Entire Agreement	A-54
8.5	No Third Party Beneficiaries	A-55
8.6	Severability	A-55
8.7	Counterparts; PDF Signatures	A-55
8.8	Governing Law; Jurisdiction	A-55
8.9	Descriptive Headings	A-55
8.10	Survival	A-56

THIS AGREEMENT AND PLAN OF MERGER, dated as of June 25, 2019 (this “Agreement”), is between Valley National Bancorp, a New Jersey corporation and registered bank holding company (“Valley”), and Oritani Financial Corp., a Delaware corporation and registered savings and loan holding company (“Oritani”).

RECITALS

WHEREAS, the Boards of Directors of Valley and Oritani have determined that it is in the best interests of their respective companies and their respective shareholders, to consummate the strategic business combination transaction provided for herein, pursuant to which (i) Oritani will be merged with and into Valley with Valley as the surviving corporation and, (ii) immediately thereafter, Oritani Bank, a New Jersey state-chartered savings bank (the “Bank”) and wholly owned subsidiary of Oritani, will be merged with and into Valley National Bank, a national banking association (“VNB”) and wholly owned subsidiary of Valley, with VNB as the surviving bank, and Oritani shareholders receiving the consideration hereinafter set forth.

WHEREAS, it is the intention of the parties that the Merger (as hereinafter defined), for federal income tax purposes, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulation section 1.368-2(g).

WHEREAS, concurrently with the execution and delivery of this Agreement, the directors of Oritani have entered into Voting Agreements (the “Voting Agreements”) in the form attached hereto as Exhibit A.

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions precedent to the consummation of the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I. - THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as hereafter defined), Oritani shall be merged with and into Valley (the “Merger”) in accordance with the New Jersey Business Corporation Act (the “NJBCA”) and the Delaware General Corporation Law (the “DGCL”) and Valley shall be the surviving corporation (the “Surviving Corporation”). Immediately following the Effective Time, the Bank shall be merged with and into VNB as provided in Section 1.7 hereof.

1.2 Effect of the Merger. The Merger shall have the effects as set forth in the NJBCA and the DGCL.

1.3 Certificate of Incorporation. The certificate of incorporation of Valley as it exists immediately prior to the Effective Time shall not be amended by the Merger, but shall continue as the certificate of incorporation of the Surviving Corporation until otherwise amended as provided by law.

1.4 Bylaws. The bylaws of Valley as they exist immediately prior to the Effective Time shall continue as the bylaws of the Surviving Corporation until otherwise amended as provided by law.

1.5 Directors and Officers. Subject to Section 5.19, the directors and officers of Valley as of the Effective Time shall continue as the directors and officers of the Surviving Corporation.

1.6 Closing Date, Closing and Effective Time. Unless a different date, time and/or place are agreed to in writing by the parties hereto, the closing of the Merger (the “Closing”) shall take place by electronic (PDF), facsimile or overnight courier exchange of executed documents, or at 10:00 a.m., at the offices of Valley, 1455 Valley Road, Wayne, NJ, on a date (the “Closing Date”) which is the last day of the month which is three (3) business days following the last to occur of the receipt of all necessary regulatory and governmental approvals and consents and the expiration of all statutory waiting periods in respect thereof and the satisfaction or waiver of all of the conditions to the consummation of the Merger specified in Article VI hereof (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing). Simultaneous with the Closing, Valley and Oritani shall cause to be filed a certificate of merger, in form and substance satisfactory to Valley and Oritani, with the Department of Treasury of the State of New Jersey and the Secretary of State of the State of Delaware (the “Certificate of Merger”). The Certificate of Merger shall specify as the “Effective Time” of the Merger a date and time following the Closing agreed to by Valley and Oritani (which date and time the parties agree will be at 12:01 am on the date following the Closing Date).

1.7 The Bank Merger. Immediately following the Effective Time, the Bank shall be merged with and into VNB (the “Bank Merger”) in accordance with the provisions of the National Bank Act and, to the extent applicable, the relevant banking statutes of the State of New Jersey (the “Banking Law”) and the regulations of the New Jersey Department of Banking and Insurance (the “NJDOBI”), and VNB shall be the surviving bank. The Bank Merger shall have the effects as set forth in the National Bank Act and the Banking Law. Oritani and Valley shall cause the Boards of Directors of the Bank and VNB, respectively, to approve a separate merger agreement (the “Bank Merger Agreement”) in substantially the form of Exhibit B, annexed hereto, and cause the Bank Merger Agreement to be executed and delivered as soon as practicable following the date of execution of this Agreement.

ARTICLE II. - CONVERSION OF ORITANI COMMON STOCK AND OPTIONS

2.1 Conversion of Oritani Common Stock; Exchange Ratio; Cash in Lieu of Fractional Shares.

(a) At the Effective Time, subject to the other provisions of this Section 2.1 and Section 2.2, each share of common stock, $0.01 par value per share, of Oritani (“Oritani Common Stock”) issued and outstanding immediately prior to the Effective Time (other than Excluded Shares (as hereinafter defined) and including all unvested restricted stock awards), shall by virtue of the Merger and without any action on the part of Oritani, Valley or the holder thereof, cease to be outstanding and shall be converted into and become the right to receive that number of shares of common stock, no par value, of Valley (“Valley Common Stock”) equal to the Exchange Ratio (as hereinafter defined). No fractional shares of Valley Common Stock will be issued, and in lieu thereof, at the Effective Time each holder of Oritani Common Stock who would otherwise be entitled to a fractional interest of Valley Common Stock will receive an amount in cash determined by multiplying such fractional interest by the Average Closing Price as defined below. For purposes of this Section 2.1, the following terms shall have the following meanings:

(A) “Average Closing Price” shall mean the average of the closing-sale prices of Valley Common Stock on the Nasdaq Global Select Market (“NASDAQ”) as reported by Bloomberg Financial Markets for the five (5) full Trading Days ending on the Trading Day immediately preceding the Closing Date.

(B) “Exchange Ratio” shall mean 1.60.

(C) “Trading Day” shall mean a day for which a closing price of a share of Valley Common Stock on NASDAQ is reported by Bloomberg Financial Markets.

(b) At the Effective Time, all shares of Oritani Common Stock held by Oritani in its treasury or owned by Valley or by any of Valley’s Subsidiaries (other than shares held as trustee or in a fiduciary capacity and shares held as collateral on or in lieu of a debt previously contracted) (“Excluded Shares”) shall be canceled and shall cease to exist and no Merger Consideration (as hereinafter defined) shall be delivered in exchange therefor.

(d) On and after the Effective Time, holders of certificates which immediately prior to the Effective Time represented outstanding shares of Oritani Common Stock (the “Certificates”), it being understood that any reference herein to “Certificates” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Oritani Common Stock, shall cease to have any rights as shareholders of Oritani, except the right to receive the consideration set forth in this Section 2.1 for each such share held by them. The Valley Common Stock and cash in lieu of fractional shares, which any one Oritani shareholder may receive pursuant to this Section 2.1 is referred to herein as the “Merger Consideration” and the total number of shares of Valley Common Stock, plus any cash in lieu of fractional shares which all of Oritani shareholders are entitled to receive pursuant to this Section 2.1 is referred to herein as the “Aggregate Merger Consideration”.

(e) Notwithstanding any provision herein to the contrary, if, during the period from the date hereof to the Effective Time, the shares of Valley Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within said period, appropriate adjustments shall be made to the Exchange Ratio to provide the Oritani shareholders with the equivalent value of the Merger Consideration set forth in this Section 2.1.

2.2 Exchange of Shares.

(a) Oritani and Valley hereby appoint American Stock Transfer and Trust Company as the exchange agent (the “Exchange Agent”) for purposes of effecting the conversion of Oritani Common Stock. Not later than five (5) business days after the Effective Time, Valley shall cause the Exchange Agent to mail to each holder of record of Oritani Common Stock as of the Effective Time (a “Record Holder”) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent), and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration as provided in Section 2.1 hereof.

(b) Upon surrender of Certificates for exchange and cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and executed, the Record Holder shall be entitled to promptly, but in no event later than five (5) business days, receive in exchange for such Certificates the Merger Consideration which such Record Holder has the right to receive pursuant to Section 2.1 hereof. Certificates so surrendered shall be canceled. As soon as practicable, but no later than five (5) business days following receipt of the properly completed letter of transmittal and any necessary accompanying documentation, Valley shall cause the Exchange Agent to distribute the Merger Consideration. The Exchange Agent shall not be obligated to deliver or cause to be delivered to any Record Holder the consideration to which such Record Holder would otherwise be entitled until such Record Holder surrenders the Certificates for exchange or, in default thereof, an appropriate Affidavit of Loss and Indemnity Agreement and bond in such reasonable amount as may be required in each case by Valley. Notwithstanding the time of surrender of the Certificates, Record Holders shall be deemed shareholders of Valley for all purposes from the Effective Time, except that Valley shall withhold the payment of dividends from any Record Holder until such Record Holder effects the exchange of Certificates for Valley Common Stock. Such Record Holder shall receive such withheld dividends, without interest, upon effecting the share exchange.

(c) After the Effective Time, there shall be no transfers on the stock transfer books of Oritani of the shares of Oritani Common Stock which were outstanding immediately prior to the Effective Time and, if any Certificates representing such shares are presented for transfer, they shall be canceled and exchanged for the consideration as provided in Section 2.1 hereof.

(d) If payment of the consideration pursuant to Section 2.1 hereof is to be made in a name other than that in which the Certificates surrendered in exchange therefor is registered, it shall be a condition of such payment that the Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such payment shall pay to the

Exchange Agent in advance any transfer or other Taxes required by reason of the payment to a person other than that of the registered holder of the Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e) Valley and the Exchange Agent shall be entitled to rely upon Oritani’s stock transfer books to establish the identity of those persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, Valley and the Exchange Agent shall be entitled to deposit any Merger Consideration or dividends or distributions thereon represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(f) Immediately prior to the Effective Time, Valley shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of Oritani Common Stock, for exchange in accordance with this Section 2.2, certificates (or other electronic evidence) representing the shares of Valley Common Stock to be issued to Oritani shareholders as part of the Aggregate Merger Consideration plus the cash in lieu of fractional shares of Valley Common Stock.

2.3 Treatment of Oritani Stock Options and Restricted Stock.

(a) All options which may be exercised for issuance of Oritani Common Stock (each, a “Oritani Stock Option” and collectively the “Oritani Stock Options”) are described in the Oritani Disclosure Schedule and are issued and outstanding pursuant to the Oritani stock plans described in the Oritani Disclosure Schedule (collectively, the “Oritani Stock Plans”) and the forms of agreements pursuant to which such Oritani Stock Options were granted (each, an “Option Grant Agreement”).

(b) At the Effective Time, Valley shall assume and adopt each of the Oritani Stock Plans and all of the rights, powers, discretions, obligations and duties of Oritani thereunder, and each outstanding Oritani Stock Option granted to an eligible individual under any Oritani Stock Plan shall vest only to the extent set forth in the relevant Oritani Stock Plan and Option Grant Agreement, and be converted into an option to purchase Valley Common Stock (a “Valley Stock Option”), wherein (x) the number of shares of Valley Common Stock subject to the Valley Stock Option shall be equal to the number of shares of Oritani Common Stock subject to the Oritani Stock Option multiplied by the Exchange Ratio (rounded down to the next whole share), and (y) the exercise price per share of Valley Common Stock subject to the Valley Stock Option shall be equal to the option exercise price per share of Oritani Common Stock subject to the Oritani Stock Option that is being converted divided by the Exchange Ratio (rounded up to the next whole cent) and (z) in all other respects the Oritani Stock Option shall be subject to the terms and conditions of the applicable Oritani Stock Plan and the relevant Option Grant Agreement as in effect immediately prior to the Effective Time and for any options which are “incentive stock options” (as defined in Section 422 of the Code), the adjustments shall be and are intended to be effected in a manner which is consistent with Section 424(a) of the Code. Shares of Valley Common Stock issuable upon exercise of Stock Options shall be covered by an effective registration statement on Form S-8 (or, to the extent that Form S-8 is not available for such purpose, an effective registration statement on Form S-3 or another available form), and Valley shall file a registration statement on Form S-8 (or other available form) covering such shares as soon as practicable, and in any event within five (5) business days, after the Effective Time. Concurrently with, or as soon as practicable following, the execution of this Agreement, Valley shall reserve, from its authorized but unissued or treasury shares, a sufficient number of shares of Valley Common Stock to provide for the shares issuable upon exercise of the Valley Stock Options.

(c) At or prior to the Effective Time, each share of Oritani restricted stock (“Oritani Restricted Stock”) under a Oritani Stock Plan which is outstanding immediately prior to the Effective Time, shall, by virtue of this Agreement and without any action on the part of the holder thereof, become vested only to the extent set forth under the relevant Oritani Stock Plan and award agreement for such Oritani Restricted Stock and shall be converted into the right to receive, at the Effective Time, and without duplication, the same consideration as holders of Oritani Common Stock are receiving in the Merger, provided, however, that with respect to any share of Oritani Restricted Stock that constitutes “deferred compensation” within the meaning of Section 409A of the Code, such conversion and settlement shall occur on the date that it would otherwise occur under the applicable award agreement absent the application of this Section 2.3(d) to the extent necessary to avoid the imposition of any penalty or other Taxes under Section 409A of the Code. Any shares of Oritani Restricted Stock that do not so vest shall remain outstanding, subject to adjustment as provided under the relevant Oritani Stock Plan and award agreement for such Oritani Restricted Stock.

(d) At or prior to the Effective Time, (i) Oritani, the Oritani Board of Directors or the compensation committee of such board, and (ii) Valley, the Valley Board of Directors or the compensation committee of such board, as applicable, shall adopt any resolutions and take any actions (including obtaining any employee consents) that may be necessary to effectuate the provisions of this Section 2.3.

2.4 Valley Shares. The shares of Valley Common Stock outstanding at the Effective Time shall not be affected by the Merger, but along with the additional shares of Valley Common Stock to be issued as provided in Section 2.1 hereof, shall become the outstanding common stock of the Surviving Corporation.

2.5 Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

ARTICLE III. - REPRESENTATIONS AND WARRANTIES OF ORITANI

References herein to “Oritani Disclosure Schedule” shall mean all of the disclosure schedules dated as of the date hereof and referenced to the specific sections and subsections of this Agreement, which have been delivered on the date hereof by Oritani to Valley. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Oritani or Valley, as the case may be, an effect which (i) is material and adverse to the business, assets, liabilities, financial condition or results of operations of such party and its Subsidiaries on a consolidated basis, or (ii) prevents or materially impairs or would be reasonably likely to prevent or materially impair the ability of such party and its Subsidiaries to consummate the transactions contemplated hereby on a timely basis; provided, however, that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in laws and regulations affecting banks or thrift institutions or their holding companies generally, or interpretations thereof by courts or governmental agencies, unless it uniquely or disproportionately affects either or both of the parties or any of their Subsidiaries, (b) changes in United States Generally Accepted Accounting Principles (“GAAP”) or regulatory accounting principles generally applicable to financial institutions and their holding companies, unless it uniquely or disproportionately affects either or both of the parties or any of their Subsidiaries, (c) actions and omissions of a party hereto (or any of its Subsidiaries) taken with the prior written consent of the other party, (d) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of the parties and their respective Subsidiaries, including the expenses (inclusive of any change in control, severance and related payments to be made to employees prior to the Closing Date) incurred by the parties hereto in consummating the transactions contemplated by this Agreement (and any loss of personnel subsequent to the date of this Agreement), (e) changes in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, unless it uniquely or disproportionately affects either or both of the parties or any of their Subsidiaries, (f) any change in the value of the securities or loan portfolio, or any change in the value of the deposits or borrowings, of Oritani or Valley, or any of their Subsidiaries, respectively, resulting from a change in interest rates generally, or (g) changes resulting from securities markets in general (including the disruption thereof and any decline in price of any security or market index). For the purposes of this Agreement,

“knowledge” shall mean, with respect to a party hereto, actual knowledge of the members of the Board of Directors of that party, any executive officer of that party with the title ranking not less than executive vice president and that party’s corporate secretary. Oritani hereby represents and warrants to Valley as follows:

3.1 Corporate Organization. (a) Oritani is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Oritani has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing would not have, or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Oritani. Oritani is registered as a savings and loan holding company under the Home Owners’ Loan Act, as amended.

(b) All of the Subsidiaries of Oritani are listed in the Oritani Disclosure Schedule with a designation of which Subsidiaries are Significant Subsidiaries (as hereinafter defined). For purposes of this Agreement, a “Subsidiary” shall mean any corporation, partnership, joint venture, limited liability company or other entity of which at least a majority of the capital stock or other ownership interest having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such person. As used in this Agreement, the term “Significant Subsidiary” shall mean each Subsidiary which is a “significant subsidiary” as defined in Regulation S-X, promulgated by the United States Securities and Exchange Commission (the “SEC”), as in effect as of the date hereof. Each Significant Subsidiary of Oritani is duly organized, validly existing and in good standing under the laws of its state of incorporation or organization. The Bank is a savings bank chartered under the laws of the State of New Jersey whose deposits are insured by the Federal Deposit Insurance Corporation (the “FDIC”) to the fullest extent permitted by law. Each Significant Subsidiary of Oritani has the power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted in all material respects and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure of each of the foregoing would not have a Material Adverse Effect on Oritani. The Oritani Disclosure Schedule sets forth true and complete copies of the certificate of incorporation, articles of association, bylaws or other comparable formation and governing documents of Oritani, the Bank, each Oritani Significant Subsidiary and the Oritani Bank Charitable Foundation (the “Foundation”) as in effect on the date hereof (the “Oritani Charter Documents”). Except as set forth in the Oritani Disclosure Schedule, Oritani has not amended any Oritani Charter Documents since January 1, 2019. Except as set forth in the Oritani Disclosure Schedule, Oritani does not own or control, directly or indirectly, any real estate, except (i) real estate acquired through foreclosure or deed in lieu of foreclosure in each individual instance with a fair market value less than $750,000 and (ii) real estate used for its banking premises.

3.2 Capitalization. (a) The authorized capital stock of Oritani consists of 150,000,000 shares of Oritani Common Stock. As of the date hereof, there were 45,097,052 shares of Oritani Common Stock issued and outstanding. As of the date hereof, except for 2,222,691 shares of Oritani Common Stock issuable upon exercise of outstanding Oritani Stock Options granted pursuant to the Oritani Stock Plans, there were no shares of Oritani Common Stock issuable upon the exercise of outstanding stock options, warrants or otherwise or as employee equity awards. All issued and outstanding shares of Oritani Common Stock have been duly authorized and validly issued, are fully paid, and nonassessable. The authorized capital stock of the Bank consists of 2,000,000 shares of common stock, $2.00 par value per share. As of the date hereof, there were 250,000 shares of the Bank common stock outstanding. Except as set forth in the Oritani Disclosure Schedule, neither Oritani nor any Oritani Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the transfer, purchase or issuance of any shares of capital stock of Oritani or any Oritani Subsidiary or any securities representing the right to purchase or otherwise receive any shares of such capital stock or any securities convertible into or representing the right to purchase or subscribe for any such shares, and there are no agreements or understandings with respect to voting of any such shares.

(b) The Oritani Disclosure Schedule contains a list setting forth as of the date of this Agreement (i) all outstanding Oritani Stock Options, the names of the option holders, the date each such option was granted, the number of shares subject to each such option, the expiration date of each such option, any vesting schedule with respect to an option which is not yet fully vested, and the price at which each such option may be exercised and (ii) comparable information for any other outstanding awards under the Oritani Stock Plans or otherwise, including, without limitation, Oritani Restricted Stock. Each Oritani Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies. The exercise price of each Oritani Stock Option is not less than the fair market value of a share of Oritani Common Stock as determined on the date of grant of such Oritani Stock Option and within the meaning of Section 409A of the Code and associated guidance set forth by the United States Department of the Treasury. Oritani has made available to Valley true and complete copies of all Oritani Stock Plans and the forms of all award agreements and other agreements evidencing outstanding Oritani Stock Options.

(c) The Oritani Disclosure Schedule lists the name(s), jurisdiction of incorporation or organization, authorized and outstanding shares of capital stock and record and beneficial owners of such capital stock for each Subsidiary of Oritani. Except as set forth in the Oritani Disclosure Schedule, Oritani owns, directly or indirectly, all of the issued and outstanding shares of capital stock of or all other equity interests in each of Oritani’s Subsidiaries, free and clear of any lien, claim, charge, mortgage, pledge, security interest, restriction, encumbrance or security interest (“Liens”), and all of such shares are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Neither Oritani nor any Subsidiary of Oritani has or is bound by any right with respect to the capital stock or any other equity security of any Subsidiary of Oritani.

(d) Except (i) as disclosed in the Oritani Disclosure Schedule, (ii) for Oritani’s ownership in its Subsidiaries, (iii) for securities held for the benefit of third parties in trust accounts, managed accounts and the like for the benefit of customers, (iv) for securities acquired after the date of this Agreement in satisfaction of debts previously contracted in good faith, and (v) unmarketable Federal Home Loan Bank and Federal Reserve Bank stock, neither Oritani nor any of its Subsidiaries beneficially owns or controls, directly or indirectly, any shares of stock or other equity interest in any corporation, firm, partnership, joint venture or other entity.

(e) The Oritani Disclosure Schedule contains complete information about all indebtedness of Oritani, including, without limitation, title of security, issue date, principal amount, interest rate, amount of current indebtedness and names of current holders thereof. Except as set forth in the Oritani Disclosure Schedule, no bonds, debentures, trust-preferred securities or other similar indebtedness of Oritani (parent company only) are issued or outstanding.

(f) The Oritani Disclosure Schedule contains a list (by date and volume) of market repurchases of Oritani Common Stock made by Oritani since January 1, 2019.

3.3 Authority; No Violation.

(a) Subject to the approval of this Agreement and the transactions contemplated hereby by the shareholders of Oritani, and subject to the parties obtaining all necessary regulatory approvals, Oritani has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof and the Bank has full corporate power and authority to execute and deliver the Bank Merger Agreement and to consummate the transactions contemplated thereby in accordance with the terms thereof. On or prior to the date of this Agreement, Oritani’s Board of Directors, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held, (i) determined that this Agreement and the Merger are in the best interests of Oritani and its shareholders and declared the Merger and the other transactions contemplated hereby to be advisable, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby and (iii) resolved to recommend that the shareholders of Oritani approve this Agreement at the Oritani Shareholders Meeting (the “Oritani Recommendation”). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Oritani. The execution and delivery of the Bank Merger Agreement has been duly and validly approved by the Board of Directors of the Bank and by Oritani in its capacity as sole shareholder of the Bank. Except for the approvals described in paragraph (b) below, no other corporate proceedings on the part of Oritani or the Bank are necessary to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Oritani and, assuming due and valid execution and delivery of this Agreement by Valley, constitutes a valid and binding obligation of Oritani, enforceable against Oritani in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity, whether applied in a court of law or a court of equity.

(b) Neither the execution and delivery of this Agreement by Oritani or the execution and delivery of the Bank Merger Agreement by the Bank, nor the consummation by Oritani of the transactions contemplated hereby in accordance with the terms hereof or the consummation by the Bank of the transactions contemplated thereby in accordance with the terms thereof, or compliance by Oritani with any of the terms or provisions hereof or compliance by the Bank with any of the terms of provisions thereof, will (i) violate any provision of the Oritani Charter Documents, (ii) assuming that the consents and approvals set forth below are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Oritani or the Bank or any of their respective properties or assets, or (iii) except as set forth in the Oritani Disclosure Schedule, violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in the creation of any Lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Oritani or the Bank under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Oritani or the Bank is a party, or by which either or both of them or any of their respective properties or assets may be bound or affected except, with respect to (ii) and (iii) above, such as individually and in the aggregate will not have a Material Adverse Effect on Oritani. Except for consents and approvals of or filings or registrations with or notices to the Office of the Comptroller of the Currency (the “OCC”), the Board of Governors of the Federal Reserve System (the “FRB”), the NJDOBI, the New Jersey Department of Treasury, the Secretary of State of the State of Delaware, the SEC, NASDAQ and the shareholders of Oritani, or as listed in the Oritani Disclosure Schedule, no consents or approvals of or filings or registrations with or notices to any federal or state governmental authority, instrumentality or administrative agency or, to the knowledge of Oritani, any third party are necessary on behalf of Oritani or the Bank in connection with (x) the execution and delivery by Oritani of this Agreement and (y) the consummation by Oritani of the transactions contemplated hereby and (z) the execution and delivery by the Bank of the Bank Merger Agreement and the consummation by the Bank of the transactions contemplated thereby. To the knowledge of Oritani, there is no reason why the consents and approvals referenced in the preceding sentence will not be obtained in a timely fashion.

3.4 Financial Statements.

(a) Oritani’s (a) Annual Report on Form 10-K for the year ended June 30, 2018 filed with the SEC under the Exchange Act sets forth the consolidated balance sheets of Oritani as of June 30, 2018 and 2017, and the related consolidated statements of income, shareholders’ equity and cash flows for the periods ended June 30 in each of the three years 2016 through 2018, accompanied by the audit report of Oritani’s independent public accountants, and (b) Quarterly Report on Form 10-Q for the period ended March 31, 2019 filed with the SEC under the Exchange Act sets forth the unaudited consolidated balance sheets of Oritani as of March 31, 2019 and 2018 and the related unaudited consolidated statements of income, shareholders’ equity and cash flows for the nine months ended March 31, 2019 and 2018 ((a) and (b) collectively, the “Oritani Financial Statements”). The Oritani Financial Statements (including the related notes), have been prepared in accordance with GAAP consistently applied during the periods involved, and fairly present in all material respects the consolidated financial position of Oritani as of the respective dates set forth therein, and the related consolidated statements of income, changes in shareholders’ equity and of cash flows (including the related notes, where applicable) fairly present in all material respects the consolidated results of operations and changes in shareholders’ equity and of cash flows of Oritani for the respective fiscal periods set forth therein.

(b) The books and records of Oritani and its Significant Subsidiaries have been and are being maintained in material compliance with applicable legal and accounting requirements, and reflect only actual transactions.

(c) Except as set forth in the Oritani Disclosure Schedule and except to the extent reflected, disclosed or reserved against in the Oritani Financial Statements, as of June 30, 2018, neither Oritani nor any of its Significant Subsidiaries had any obligations or liabilities, whether absolute, accrued, contingent or otherwise material to the business, operations, assets or financial condition of Oritani or any of its Significant Subsidiaries and which are required by GAAP to be disclosed in the Oritani Financial Statements. Since March 31, 2019, neither Oritani nor any of its Significant Subsidiaries have incurred any material liabilities except in the ordinary course of business and consistent with past practice, except as specifically contemplated by or incurred in connection with this Agreement.

(d) Crowe LLP, which has expressed its opinion with respect to the audited financial statements of Oritani and its Subsidiaries (including the related notes), is and has been throughout the periods covered by such applicable financial statements “independent” with respect to Oritani within the meaning of the rules of applicable bank regulatory authorities and the Public Company Accounting Oversight Board.

3.5 Financial Advisor Fees and Other Fees. Other than as disclosed on the Oritani Disclosure Schedule, neither Oritani nor any of its Subsidiaries nor any of their respective directors or officers has employed any broker, investment banker, financial advisor or finder or incurred any liability for any broker’s, financial advisors’, finder’s fees or similar fees or commissions in connection with any of the transactions contemplated by this Agreement. Copies of Oritani’s agreement with Keefe, Bruyette & Woods, Inc. (“KBW”) has previously been delivered to Valley. KBW has delivered to the Board of Directors of Oritani its opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) with respect to the fairness, as of the date of such opinion and based upon and subject to the factors, limitations and assumptions set forth therein, from a financial point of view, of the Exchange Ratio to the shareholders of Oritani. Other than pursuant to the agreement with KBW, there are no fees (other than time charges billed at usual and customary rates) payable to any consultants, including lawyers and accountants, in connection with the transactions contemplated by this Agreement and which would be contingent upon the consummation of the Merger or the termination of services of such consultants by Oritani of any of its Subsidiaries.

3.6 Absence of Certain Changes or Events.

(a) Since June 30, 2018, there has not been any condition, event, change or occurrence that, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect on Oritani.

(b) Since June 30, 2018 Oritani and the Oritani Subsidiaries have conducted their business in the ordinary course, consistent with past practice.

3.7 Legal Proceedings. Except as disclosed in the Oritani Disclosure Schedule, neither Oritani nor any of its Subsidiaries is a party to any, and there are no pending or, to Oritani’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental investigations of any nature against Oritani or any of its Subsidiaries which, if decided adversely to Oritani, or any of its Subsidiaries, would be reasonably likely to have a Material Adverse Effect on Oritani. Except as disclosed in the Oritani Disclosure Schedule, neither Oritani nor any of its Subsidiaries is a party to any order, judgment or decree entered against Oritani or any Oritani Subsidiary in any lawsuit or proceeding which would have a Material Adverse Effect on Oritani.

3.8 Taxes and Returns.

(a) Except as set forth in the Oritani Disclosure Schedule or as would not have a Material Adverse Effect on Oritani or the Bank, Oritani, the Bank and each of their Subsidiaries have timely filed (and until the Effective Time will so file) all federal and state income and other material Returns required to be filed by them in respect of any Taxes (which such Returns which have already been filed were and continue to be, true, correct and complete in all material respects and which such Returns which will be filed will be true, correct and complete in all material respects when filed) and each has duly paid (and until the Effective Time will so pay) all such Taxes shown as due and payable on such Returns, other than Taxes or other charges which are being contested in good faith (and disclosed to Valley in writing). Except as set forth in the Oritani Disclosure Schedule, Oritani, the Bank and each of their Subsidiaries have established (and until the Effective Time will establish) on their books and records reserves for the payment of all Taxes not yet due and payable, but incurred in respect of Oritani, the Bank or any Subsidiary through such date, which reserves are adequate for such purposes. Except as set forth in the Oritani Disclosure Schedule, the federal income Returns of Oritani, the Bank and each of their Subsidiaries have been examined by the Internal Revenue Service (the “IRS”) (or are closed to examination due to the expiration of the applicable statute of limitations) and no deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. Except as set forth in the Oritani Disclosure Schedule, the applicable state income and local Returns of Oritani, the Bank and each of their Subsidiaries have been examined by the applicable authorities (or are closed to examination due to the expiration of the statute of limitations) and no deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. Except as set forth in the Oritani Disclosure Schedule, there are no audits or other administrative or court proceedings presently pending nor any other disputes pending, or claims asserted for, Taxes or assessments upon Oritani, the Bank or any of their Subsidiaries, nor has Oritani, the Bank or any of their Subsidiaries given any currently outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Returns.

(b) Except as set forth in the Oritani Disclosure Schedule, neither Oritani, the Bank nor any of their Subsidiaries: (i) has requested any extension of time within which to file any Tax Return which Return has not since been filed; (ii) is a party to any agreement providing for the allocation or sharing of Taxes (except agreements between and/or among Oritani, the Bank and/or any of their Subsidiaries); (iii) is required to include in income any adjustment pursuant to Section 481(a) of the Code, by reason of a voluntary change in accounting method initiated by Oritani, the Bank or any Subsidiary (nor does Oritani or the Bank have any knowledge that the IRS has proposed any such adjustment or change of accounting method); (iv) has taken or agreed to take any action, has failed to take any action, or knows of any fact, agreement, plan or other circumstances that could prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code; (v) has been a party to any distribution occurring in the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied; (vi) has been included in any “consolidated,” “unitary” or “combined” Return (other than the Returns which include only Oritani, the Bank and each of their Subsidiaries) provided for under the laws of the United States, any foreign jurisdiction or any state or locality or has any liability for Taxes of any person (other than Oritani, the Bank and/or any of their Subsidiaries) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision under the laws of any foreign jurisdiction or any state or locality, or as a transferee or successor, by contract, or otherwise; (vii) has participated in or otherwise engaged in any transaction described in Treasury Regulations Section 301.6111-2(b)(2) or any “Reportable Transaction” within the meaning of Treasury Regulations Section 1.6011-4(b); (viii) has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and/or (ix) has received any claim by a Governmental Entity in a jurisdiction where it does not file Returns that it is or may be subject to taxation by that jurisdiction.

(c) Except as set forth in the Oritani Disclosure Schedule, (i) Oritani, the Bank and each of their Subsidiaries has complied with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and has, within the time and in the manner provided by law, withheld and paid over to the proper

Governmental Entities all amounts required to be so withheld and paid over under applicable laws; and (ii) Oritani, the Bank and each of their Subsidiaries has maintained such records in respect to each transaction, event and item (including as required to support otherwise allowable deductions and losses) as are required under applicable Tax law, except where the failure to comply or maintain records under (i) or (ii) will not result in a Material Adverse Effect on Oritani.

(d) Oritani has made available to Valley true correct and complete copies of: (i) all material Returns filed within the past three years by Oritani, the Bank and each of their Subsidiaries; (ii) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Entity within the past three years relating to Taxes due from or with respect to Oritani, the Bank or any of its Subsidiaries; and (iii) any closing letters or agreements entered into by Oritani, the Bank or any of their Subsidiaries with any Governmental Entities within the past five years with respect to Taxes.

(e) Except as set forth in the Oritani Disclosure Schedule, neither Oritani, the Bank nor any of their Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) executed on or prior to the Closing Date; (iii) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; (vi) election under Section 108(i) of the Code; or (vii) income that accrued in a prior taxable period but that was not included in taxable income for that or another prior taxable period.

(f) For purposes of this Agreement, the terms: (i) “Tax” or “Taxes” means: (A) any and all taxes, customs, duties, tariffs, imposts, charges, deficiencies, assessments, levies or other like governmental charges, including, without limitation, income, gross receipts, excise, real or personal property, ad valorem, value added, estimated, alternative minimum, stamp, sales, withholding, social security, occupation, use, service, service use, license, net worth, payroll, franchise, transfer and other recording taxes and charges, imposed by the IRS or any other taxing authority (whether domestic or foreign, including, without limitation, any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis and such term shall include any interest, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such amounts, (B) any liability for the payment of any amounts described in (A) as a result of being a member of an affiliated, consolidated, combined, unitary, or similar group or as a result of transferor or successor liability, and (C) any liability for the payment of any amounts as a result of being a party to any tax sharing agreement or as a result of any obligation to indemnify any other person with respect to the payment of any amounts of the type described in (A) or (B); (ii) “Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, which is required to be filed with a Governmental Entity; and (iii) “Governmental Entity” means any (A) Federal, state, local, municipal or foreign government, (B) governmental, quasi-governmental authority (including any governmental agency, commission, branch, department or official, and any court or other tribunal) or body exercising, or entitled to exercise, any governmentally-derived administrative, executive, judicial, legislative, police, regulatory or taxing authority, or (C) any self-regulatory organization, administrative or regulatory agency, commission or authority.

3.9 Employee Benefit Plans.

(a) Except as disclosed in the Oritani Disclosure Schedule, neither Oritani nor any of its Subsidiaries maintains or contributes to any “employee pension benefit plan”, within the meaning of Section 3(2)(A) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (the “Oritani Pension Plans”), or

“employee welfare benefit plan”, within the meaning of Section 3(1) of ERISA (the “Oritani Welfare Plans”), stock incentive plan, stock option plan, stock purchase plan, deferred compensation plan, severance plan, bonus plan, employment agreement or other similar plan, program or arrangement (collectively, the “Oritani Benefit Plans”). Neither Oritani nor any of its Subsidiaries has, since September 2, 1974, contributed to any “Multiemployer Plan”, within the meaning of Sections 3(37) and 4001(a)(3) of ERISA. Except as disclosed in the Oritani Disclosure Schedule, neither Oritani nor any of its Subsidiaries has, in the past six years, maintained or contributed to an employee pension benefit plan subject to Title IV of ERISA.

(b) Oritani has previously delivered or made available to Valley a complete and accurate copy of each of the following with respect to each of the Oritani Pension Plans and Oritani Welfare Plans: (i) plan document, summary plan description, and summary of material modifications (if not available, a detailed description of the foregoing); (ii) trust agreement or insurance contract, if any; (iii) most recent IRS determination letter or opinion letter, if any; (iv) most recent actuarial report, if any; and (v) two most recent annual reports on Form 5500, if any.

(c) All contributions required to be made to each Oritani Pension Plan under the terms thereof, ERISA or other applicable law have been timely made, and all amounts properly accrued to date as liabilities of Oritani and its Subsidiaries which have not been paid have been properly recorded on the books of Oritani and its Subsidiaries.

(d) Except as disclosed on the Oritani Disclosure Schedule, each of the Oritani Pension Plans, the Oritani Welfare Plans and each other plan and arrangement identified on the Oritani Disclosure Schedule has been operated in compliance in all material respects with the provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder, and all other applicable governmental laws and regulations. Furthermore, the IRS has issued a favorable determination or opinion letter, which takes into account the Economic Growth and Tax Relief Reconciliation Act and (to the extent it mandates currently applicable requirements) subsequent legislation, with respect to each of the Oritani Pension Plans, and Oritani has no knowledge of any fact or circumstance which could lead to the disqualification of any such plan).

(e) To Oritani’s knowledge, except as disclosed on the Oritani Disclosure Schedule, no non-exempt prohibited transaction, within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any of the Oritani Welfare Plans or Oritani Pension Plans.

(f) To Oritani’s knowledge, except as disclosed on the Oritani Disclosure Schedule, no “accumulated funding deficiency”, within the meaning of Section 412 of the Code, has been incurred with respect to any of the Oritani Pension Plans.

(g) There are no pending, or, to Oritani’s knowledge, threatened or anticipated claims by, on behalf of or against any of the Oritani Pension Plans or the Oritani Welfare Plans, any trusts related thereto or any other plan or arrangement identified in the Oritani Disclosure Schedule other than claims for benefits in the ordinary course of business.

(h) Except as disclosed in the Oritani Disclosure Schedule, no Oritani Pension Plan or Oritani Welfare Plan provides medical or death benefits (whether or not insured) beyond an employee’s retirement or other termination of service, other than (i) coverage mandated by law, or (ii) death benefits under any Oritani Pension Plan.

(i) Except as disclosed in the Oritani Disclosure Schedule, there are no funding obligations of any Oritani Benefit Plan which are not accounted for by reserves shown on the Oritani Financial Statements and established under GAAP, or otherwise noted on the Oritani Financial Statements.

(j) Except as disclosed in the Oritani Disclosure Schedule, with respect to each Oritani Pension Plan and Oritani Welfare Plan that is funded wholly or partially through an insurance policy, there will be no liability of

Oritani or any Oritani Subsidiary under any such insurance policy or ancillary agreement with respect to such insurance policy for any retroactive rate adjustment, loss sharing arrangement or other actual or contingent contractual liability arising wholly or partially out of events occurring prior to or at the Effective Time.

(k) Except as may hereafter be expressly agreed to by Valley in writing or as disclosed on the Oritani Disclosure Schedule, the consummation of the transactions contemplated by this Agreement in accordance with its terms will not (i) entitle any current or former employee of Oritani or any Oritani Subsidiary to severance pay, unemployment compensation or any similar payment, or (ii) accelerate the time of payment, accelerate the vesting, or increase the amount, of any compensation or benefits due to any current employee or former employee under any Oritani Pension Plan, Oritani Welfare Plan, or Oritani Benefit Plan.

(l) Except for the Oritani Pension Plans and the Oritani Welfare Plans, and except as set forth on the Oritani Disclosure Schedule, Oritani has no deferred compensation agreements, understandings or obligations for payments or benefits to any current or former director, officer or employee of Oritani or any Oritani Subsidiary or any predecessor of any of them. The Oritani Disclosure Schedule sets forth (or lists, if previously delivered to Valley with respect to such items and any supplemental retirement plan or arrangement): (i) true and complete copies of the deferred compensation agreements, understandings or obligations with respect to each such current or former director, officer or employee, (ii) the most recent actuarial or other calculation of the present value of such payments or benefits, and (iii) whether the financial statements provide a reserve for such items on the Oritani Financial Statements.

(m) Except as set forth in the Oritani Disclosure Schedule, Oritani does not maintain or otherwise pay for life insurance policies (other than group term life policies on employees) with respect to any director, officer or employee. The Oritani Disclosure Schedule lists each such insurance policy and any agreement with a party other than the insurer with respect to the payment, funding or assignment of such policy. Such life insurance policies comply, in all material respects, with state and federal law, including, without limitation, ERISA, and the rules and regulations of all applicable Governmental Entities. To Oritani’s knowledge, neither Oritani nor any Oritani Pension Plan or Oritani Welfare Plan owns any individual or group insurance policies issued by an insurer which has been found to be insolvent or is in rehabilitation pursuant to a state proceeding.

(n) Except as set forth in the Oritani Disclosure Schedule, Oritani does not maintain any retirement plan for directors. The Oritani Disclosure Schedule sets forth the complete documentation and actuarial evaluation (if any) of any such plan and the reserve on the Oritani Financial Statements for such plan.

(o) Except as set forth in the Oritani Disclosure Schedule, Neither Oritani nor any Oritani Subsidiary (i) has entered into a nonqualified deferred compensation arrangement with the meaning of Section 409A of the Code, or has failed to take any other action, that has resulted or could result in the interest and Tax penalties specified in Section 409A of the Code being owed by any employee, former employee, director, former director or beneficiary or (ii) has agreed to reimburse or indemnify any employee, former employee, director, former director or beneficiary for any of the interest and Tax penalties specified in Section 409A of the Code that may be currently due or payable in the future.

(p) Except as disclosed in the Oritani Disclosure Schedule, or as would not have a Material Adverse Effect on Oritani, since January 1, 2018, neither Oritani nor any of its Subsidiaries have made any payments to employees which are not deductible under Section 162(m) of the Code.

(q) Other than as identified on the Oritani Disclosure Schedule, Oritani maintains no split dollar life insurance for the benefit of any executive. The Oritani Disclosure Schedule contains a copy of each split dollar life insurance policy and the relevant consents for each person previously a beneficiary or owner of all or a portion of such policies.

3.10 Reports. Except as set forth in the Oritani Disclosure Schedule, the Bank has, since January 1, 2017, duly filed with the NJDOBI and the FDIC, and Oritani has duly filed with the FRB, in correct form all documentation required to be filed under applicable laws and regulations, and if requested by Valley, Oritani promptly will deliver or make available to Valley accurate and complete copies of such documentation. The Oritani Disclosure Schedule lists all examinations of the Bank conducted by the NJDOBI and the FDIC, and all examinations of Oritani conducted by the FRB, since January 1, 2017 and the dates of any responses thereto submitted by the Bank and Oritani, respectively. Notwithstanding the foregoing, nothing in this Section 3.10 or this Agreement shall require Oritani to provide Valley with any confidential regulatory supervisory information of Oritani or the Bank.

3.11 Compliance with Applicable Law.

(a) Except as set forth in the Oritani Disclosure Schedule, each of Oritani and the Oritani Subsidiaries (i) holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of its business, except where the failure to hold such license, franchise, permit or authorization would not, individually or in the aggregate, result in a Material Adverse Effect on Oritani, and (ii) has complied with and is not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Oritani or any of its Subsidiaries, including, without limitation, consumer, community and fair lending laws, other than where any non-compliance or default would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect on Oritani and neither Oritani nor any of the Oritani Subsidiaries, since January 1, 2017, has received written notice of such violation of any of the above that has not been cured.

(b) Without limiting the foregoing, the Bank has complied in all material respects with the Community Reinvestment Act (“CRA”). Except as set forth on the Oritani Disclosure Schedule, since January 1, 2017, to Oritani’s knowledge, no third-party person or group has adversely commented upon the Bank’s CRA performance.

(c) To the knowledge of Oritani, there is no reason why the granting of any of the necessary permits, consents, approvals and authorizations by the governmental bodies necessary to consummate the transactions contemplated by this Agreement would be denied or unduly delayed.

3.12 Certain Contracts.

(a) Except as set forth in the Oritani Disclosure Schedule, neither Oritani nor any of its Subsidiaries is a party to or is bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed in whole or in part after the date of this Agreement, (ii) which relates to the incurrence of indebtedness (other than deposit liabilities, federal funds, advances and loans from the Federal Home Loan Bank and sales of securities subject to repurchase, in each case incurred in the ordinary course of business) by Oritani or any of its Subsidiaries in the principal amount of $750,000 or more, including any sale and leaseback transactions in the ordinary course of its business consistent with past practice, capitalized leases and other similar financing transactions, (iii) which grants any right of first refusal, right of first offer or similar right with respect to any material assets or properties of Oritani and its Subsidiaries, (iv) which provides for payments of $250,000 or more to be made by Oritani or any of its Subsidiaries upon a change in control thereof, (v) which involves products or services purchased or to be purchased by Oritani or any of its Subsidiaries with an annual value in excess of $500,000, and: (A) limits the freedom of Oritani or any of its Subsidiaries to compete in any line of business, in any geographic area or with any person, (B) requires referrals of business or requires Oritani or any of its Subsidiaries to make available investment opportunities to any person on a priority or exclusive basis or (C) requires Oritani or any of its Subsidiaries to use any product or service of another person on an exclusive basis, or (vi) which involved payments by, or to, Oritani or any of its Subsidiaries in fiscal year 2018 of more than $750,000 and not terminable on ninety (90) days or less notice or which could reasonably be expected to involve payments by, or to, Oritani, during fiscal year 2019 of more than $750,000 and not terminable on ninety (90) days or less notice (other than pursuant to Loans originated or purchased by Oritani and its Subsidiaries in the ordinary course of business consistent with past practice). Each contract, arrangement, commitment or understanding of the type described in this Section 3.12(a) or set forth in the Oritani Disclosure Schedule, is referred to herein as a “Oritani Contract.”

(b) Except as set forth in the Oritani Disclosure Schedule, (i) each Oritani Contract is valid and binding on Oritani or its applicable Subsidiary and in full force and effect, and, to the knowledge of Oritani, is valid and binding on the other parties thereto, (ii) Oritani and each of its Subsidiaries and, to the knowledge of Oritani, each of the other parties thereto, has in all material respects performed all obligations required to be performed by such party to date under each Oritani Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default on the part of Oritani or any of its Subsidiaries or, to the knowledge of Oritani, any other party thereto, under any such Oritani Contract, except, in each case, where such invalidity, failure to be binding, failure to so perform or breach or default, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect on Oritani.

(c) The Oritani Disclosure Schedule contains a schedule showing the present value of the monetary amounts payable as of the date specified in such schedule and the most recently available valuation report, whether individually or in the aggregate (including good faith estimates of all amounts not subject to precise quantification as of the date of this Agreement, such as Tax indemnification payments in respect of income or excise Taxes), under any employment, change-in-control, severance or similar contract or plan with or which covers any present or former employee, director or consultant of Oritani or any of its Subsidiaries and identifying the types and estimated amounts of the in-kind benefits due under any Oritani Pension Plans, Oritani Welfare Plans or Oritani Contract (other than a Tax-qualified plan) for each such person, specifying the assumptions in such schedule. The failure of Oritani to include immaterial amounts (both individually or in the aggregate) under Section 3.12(c) shall not constitute a breach thereof.

3.13 Properties and Insurance.

(a) The Oritani Disclosure Schedule contains a complete list of all real property owned (“Oritani Owned Real Property”) or leased by Oritani or any of its Subsidiaries, as other real estate owned (“OREO”) or otherwise, or owned, leased or controlled by Oritani or any Oritani Subsidiary as trustee or fiduciary (collectively, the “Oritani Properties”). To Oritani’s knowledge, and except as set forth in the Oritani Disclosure Schedule, Oritani and its Subsidiaries have good, and as to Oritani Owned Real Property, marketable and fee simple, title to all material assets and properties, whether real or personal, tangible or intangible, reflected in Oritani’s consolidated balance sheet as of June 30, 2018, or owned and acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since June 30, 2018 to third parties in arm’s length transactions).

(b) Oritani and its Subsidiaries as lessees have the right under valid and subsisting leases to occupy, use, possess and control all property leased by them in all material respects as presently occupied, used, possessed and controlled by them. The Oritani Disclosure Schedule lists all leases pursuant to which Oritani or any Oritani Subsidiary occupies any real property (“Oritani Leases”) and for each such lease lists annual base rentals, the annual increases to base rentals to the end of the lease and the expiration date and any option terms. Except as otherwise set forth on the Oritani Disclosure Schedule, the Merger does not or will not trigger any provision of any of the Oritani Leases covering Oritani’s leased real property which would require the consent to assignment or approval by any of the lessors thereunder. Neither Oritani nor its Subsidiaries have assigned, subleased, transferred, conveyed, mortgaged or deeded in trust any interest in any of the Oritani Leases. Neither Oritani nor any of its Subsidiaries have received written notice of any threatened cancellations of any of the Oritani Leases. Oritani or its Subsidiaries, as the case may be, has in all material respects performed all obligations required to be performed by it to date pursuant to such Oritani Leases. Neither Oritani nor any of its Subsidiaries has received any written notice of any default or event that with notice or lapse of time, or both, would constitute a default by Oritani or any Subsidiary under any of the Oritani Leases.

(c) To Oritani’s knowledge, the Oritani Properties and all buildings and improvements thereon are free from any material interior or exterior structural defects. Neither Oritani nor its Subsidiaries have received written notice that any such buildings, structures, fixtures and improvements on any Oritani Owned Real Property are in violation, in any material respect, of any applicable laws. To Oritani’s knowledge, the buildings, structures, fixtures and improvements on each parcel of Oritani Owned Real Property lie entirely within the boundaries of such parcel of Oritani Owned Real Property. Neither Oritani nor its Subsidiaries have received written notice that any portion of Oritani Properties or any building, structure, fixture or improvement thereon is the subject of, or affected by, any condemnation, eminent domain or inverse condemnation proceeding currently instituted or pending, and to the knowledge of Oritani, none of the foregoing are, or have been threatened to be, the subject of, or affected by, any such proceeding. There are no persons other than Oritani and its Subsidiaries, or, to Oritani’s knowledge as to leased real property, the landlord (to the extent provided for in the relevant Oritani Lease), entitled to possession of the Oritani Owned Real Property. To Oritani’s knowledge, all of the Oritani Properties, and Oritani’s and its Subsidiaries’ use thereof, complies in all material respects with all applicable zoning, building, fire, use restriction, air, water or other pollution control, environmental protection, waste disposal, safety or health codes, or other ordinances, rules or regulations but excluding any Environmental Laws which are subject to Section 3.15 hereof. Except as set forth in the Oritani Disclosure Schedule, neither Oritani nor its Subsidiaries have received any notification of any asserted present or past failure by it to comply with such laws, rules, regulations or codes, or such orders, rules, writs, judgments, injunctions, decrees or ordinances except for past violations as to which the relevant statute of limitations has expired or as to which Oritani or its Subsidiaries have completed all actions required to be in compliance therewith.

(d) The Oritani Disclosure Schedule lists all material policies of insurance of Oritani and its Significant Subsidiaries, in each case under valid, binding and enforceable policies or bonds, with such amounts and such deductibles as are specified. As of the date hereof, neither Oritani nor any of its Subsidiaries has received any notice of pending cancellation or notice of a pending material amendment of any such insurance policy or bond or is in default under such policy or bond, no material coverage thereunder is being disputed and all material claims thereunder have been filed in a timely fashion.

3.14 Minute Books. Since January 1, 2017, the minute books of Oritani and its Significant Subsidiaries contain records that are accurate in all material respects of all meetings of and other corporate action taken by their respective shareholders and Boards of Directors (including committees of their respective Boards of Directors).

3.15 Environmental Matters.

(a) For purposes of this Section 3.15, the term, “Environmental Law” means any foreign, federal, state or local statute, regulation, ordinance, rule of common law or other legal requirement in effect on or prior to the date hereof relating to the protection of human health and safety, the environment or natural resources, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §§ 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. §§ 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. §§ 1251 et seq.), the Clean Air Act (42 U.S.C. §§ 7401 et seq.) the Toxic Substances Control Act (15 U.S.C. §§ 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. §§ 136 et seq.), and the Occupational Safety and Health Act (29 U.S.C. §§ 651 et seq.), as each has been or may be amended and the regulations promulgated pursuant thereto.

(b) Except as set forth in the Oritani Disclosure Schedule, to Oritani’s knowledge, (i) the operations of Oritani and each of its Subsidiaries are in compliance with and have complied with all applicable Environmental Laws, (ii) neither Oritani nor any of its Subsidiaries has any liability known or unknown, contingent or absolute, under any Environmental Law, nor is Oritani or any Subsidiary responsible for any such liability of any other person or entity under any Environmental Law, whether by contract, by operation of law or otherwise, (iii) neither Oritani nor any Oritani Subsidiary has received any written notice, citation, claim, assessment, proposed assessment or demand for abatement in the last five years alleging that Oritani or such Oritani Subsidiary (either directly or as a trustee or fiduciary, or as a successor-in-interest in connection with the enforcement of remedies to realize the value of properties serving as collateral for outstanding loans) may be in violation of any Environmental Law or may have any liability under any Environmental Law, and (iv) no toxic or hazardous substances or materials have been emitted, generated, disposed of or stored on any Oritani Property in any manner that violates any Environmental Law given the current use of the Oritani Properties.

(c) Except as set forth in the Oritani Disclosure Schedule, to Oritani’s knowledge, none of the Oritani Properties has been operated in any manner that violated any Environmental Law, the violation of which would have a Material Adverse Effect on Oritani.

(d) To Oritani’s knowledge, no Oritani Property is listed or proposed to be listed on the National Priorities List or the Comprehensive Environmental Response, Compensation, and Liability Information System or any other governmental database or list of properties that may or do require remedial action under Environmental Laws. Neither Oritani nor any of its Subsidiaries has arranged by contract, agreement or otherwise for the transportation, disposal or treatment of hazardous or toxic substances at any location such that it is or could be liable for remedial actions of such location pursuant to Environmental Laws.

(e) Oritani and its Subsidiaries have furnished to Valley copies of all environmental assessments, reports, audits and other documents in their possession or under its control from the last five years that relate to the environmental condition of any Oritani Property.

3.16 Reserves.

(a) The allowance for loan and lease losses in the Oritani Financial Statement, was, as of March 31, 2019, (i) adequate under GAAP, and (ii) adequate based upon Oritani’s estimate of probable credit losses inherent in the loan portfolio.

(b) As of March 31, 2019, the reserve for Taxes as calculated under and required under FIN 48 in the Oritani Financial Statements was adequate for all contingencies and includes all reasonably possible contingencies as of such date.

(c) As of March 31, 2019, the impairment on loans, investments, derivatives and any other financial instrument in the Oritani Financial Statements was correctly accounted for under GAAP.

3.17 No Excess Parachute Payments or Non-Deductible Payments under Section 162(m). Except as set forth in the Oritani Disclosure Schedule, no officer, director, employee or agent (or former officer, director, employee or agent) of Oritani or any Oritani Subsidiary is entitled now, or will or may be entitled to as a consequence of this Agreement, the Merger or the Bank Merger, to any payment or benefit from Oritani, a Oritani Subsidiary, Valley or VNB which if paid or provided would constitute an “excess parachute payment”, as defined in Section 280G of the Code or regulations promulgated thereunder or would not be deductible under Section 162(m) of the Code. Any disclosures on the Oritani Disclosure Schedule pursuant to this section shall include the name of the person entitled to receive the payment of benefit, a calculation of the amounts due and a statement as to whether such amounts are deductible for federal income Tax purposes, along with any other relevant information. No officer or employee of Oritani or the Bank is entitled to a Section 280G “gross up” payment with regard to any payments or benefits set forth on the Oritani Disclosure Schedule or otherwise.

3.18 Agreements with Bank Regulators. Except as set forth in the Oritani Disclosure Schedule, neither Oritani nor any Oritani Subsidiary is a party to any agreement or memorandum of understanding with, or a party to any commitment letter, board resolution submitted to a regulatory authority or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Governmental Entity which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies or its management, except for those the existence of which has been disclosed in writing to Valley by Oritani prior to the date of this Agreement, nor has Oritani been advised by any

Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. Neither Oritani nor any Oritani Subsidiary is required by Section 32 of the Federal Deposit Insurance Act to give prior notice to a federal banking agency of the proposed addition of an individual to its Board of Directors or the employment of an individual as a senior executive officer, except as disclosed in writing to Valley by Oritani prior to the date of this Agreement. The Oritani Disclosure Schedule sets forth the status of any action listed under Section 3.18 of the Oritani Disclosure Schedule. Notwithstanding the foregoing, nothing in this Section 3.18 or this Agreement shall require Oritani to provide Valley with any confidential regulatory supervisory information of Oritani or the Bank.

3.19 Insider Loans. The Oritani Disclosure Schedule sets forth, as of March 31, 2019, each loan, extension of credit, or guaranty from Oritani or any of its Subsidiaries to any director, executive officer and principal shareholders (as such terms are defined in Regulation O promulgated by the Federal Reserve Board (12 CFR Part 215)) of Oritani including (i) the name of the person receiving the benefit of such loan, extension of credit or guaranty, (ii) the outstanding principal amount of such loan or extension of credit, and (iii) the type of loan. Except as listed in the Oritani Disclosure Schedule, (i) there are no employee, officer, director or other affiliate loans on which the borrower is paying a rate other than that reflected in the note or the relevant credit agreement or on which the borrower is paying a rate which was below market at the time the loan was made and (ii) all such loans are and were made in compliance with all applicable laws and regulations. The schedule referred to in this Section 3.19 is accurate and complete in all material respects.

3.20 Reports; Internal and Disclosure Controls.

(a) Oritani and each of its Significant Subsidiaries has filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2017 with any Governmental Entity and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Governmental Entity in the regular course of the business of Oritani and its Significant Subsidiaries or as set forth in the Oritani Disclosure Schedule, no Governmental Entity has initiated any proceeding or, to the knowledge of Oritani, threatened an investigation into the business or operations of Oritani or any of its Significant Subsidiaries since January 1, 2017. Except as set forth in the Oritani Disclosure Schedule, there is no material unresolved violation, criticism or exception by any Governmental Entity with respect to any report, registration or statement filed by, or relating to any examinations by any such Governmental Entity of, Oritani or any of its Subsidiaries.

(b) Except as set forth in the Oritani Disclosure Schedule, the records, systems, controls, data and information of Oritani and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Oritani or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls described in the following sentence. Oritani and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Oritani (A) has designed disclosure controls and procedures to ensure that material information relating to Oritani and its Subsidiaries is made known to the management of Oritani, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to Oritani’s auditors and the audit committee of Oritani’s Board of Directors (1) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect Oritani’s ability to record, process, summarize and report financial data and has identified for Oritani’s auditors any material weaknesses in internal controls and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Oritani’s internal controls.

(c) Except as set forth in the Oritani Disclosure Schedule, since January 1, 2017, neither Oritani nor any of its Subsidiaries nor, to the knowledge of Oritani, any member of Oritani’s Board of Directors or executive officer of Oritani or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of Oritani or any of its Subsidiaries or their respective internal accounting controls including any material complaint, allegation, assertion or claim that Oritani or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and no attorney representing Oritani or any of its Subsidiaries, whether or not employed by Oritani or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Oritani or any of its officers, directors, employees or agents to any member of Oritani’s Board of Directors or any executive officer of Oritani.

3.21 Loan Matters.

(a) Except as set forth in the Oritani Disclosure Schedule, each outstanding loan (including loans held for resale to investors) held by Oritani or its Subsidiaries (the “Oritani Loans”) has been solicited and originated and is administered and, where applicable, serviced, and the relevant Oritani Loan files are being maintained, in all material respects in accordance with the relevant loan documents, Oritani’s underwriting standards (and, in the case of Oritani Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of federal, state and local laws, regulations and rules, except for such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Oritani.

(b) Except as set forth in the Oritani Disclosure Schedule or as would not have a Material Adverse Effect on Oritani, each Oritani Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured has been secured by valid Liens which have been perfected and (iii) to Oritani’s knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Except as would not have a Material Adverse Effect on Oritani, the loan documents with respect to each Oritani Loan were in compliance with applicable laws and regulations at the time of origination or purchase by Oritani or its Subsidiaries and are complete and correct in all material respects.

(c) Oritani has previously delivered to Valley a schedule setting forth (A) each Oritani Loan that as of March 31, 2019 was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Oritani, any of its Subsidiaries or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such Oritani Loan, (B) each Oritani Loan that was classified as of March 31, 2019 under ASC 310, and (C) each asset of Oritani or any of its Subsidiaries that as of March 31, 2019 was classified as OREO and the book value thereof as of such date. Such schedule is accurate and complete in all material respects.

(d) Except as set forth in the Oritani Disclosure Schedule, none of the agreements pursuant to which Oritani or any of its Subsidiaries has sold loans or pools of loans or participations in loans or pools of loans contains any obligation to repurchase such loans or interests therein solely on account of a payment default by the obligor on any such loan.

(e) The Oritani Disclosure Schedule sets forth each loan participation entered into by Oritani or any of its Subsidiaries as of May 31, 2019.

3.22 Intellectual Property.

(a) Except as, individually or in the aggregate, has not had a Material Adverse Effect, (i) all marks, patents and registered copyrights, including any pending applications to register any of the foregoing, owned (in whole or in part) by Oritani or any of its Subsidiaries (collectively, “Oritani Registered IP”) (other than patent applications or applications to register trademarks) is, to the knowledge of Oritani, valid and enforceable and (ii) except as set forth in the Oritani Disclosure Schedule no Oritani Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of Oritani, no such action is or has been threatened with respect to any of Oritani Registered IP.

(b) Except as, individually or in the aggregate, has not had a Material Adverse Effect, Oritani or its Subsidiaries own exclusively (such exclusive right excluding any licenses granted by Oritani or its Subsidiaries), free and clear of any and all Liens, all Oritani Registered IP and all other intellectual property that is material to the businesses of Oritani or any of its Subsidiaries other than intellectual property owned by a third party that is licensed to Oritani or a Subsidiary thereof pursuant to an existing license agreement and used by Oritani or such Subsidiary within the scope of such license.

(c) Each of Oritani and its Subsidiaries has taken all reasonable steps to protect and maintain its rights in its intellectual property and maintain the confidentiality of all information of Oritani or its Subsidiaries that derives economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure or use, including safeguarding any such information that is accessible through computer systems or networks.

(d) To the knowledge of Oritani, none of the activities or operations of Oritani or any of its Subsidiaries (including the use of any intellectual property in connection therewith) have infringed upon, misappropriated or diluted in any material respect any intellectual property of any third party and neither Oritani nor any of its Subsidiaries has received any notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred.

(e) To the knowledge of Oritani, its information technology assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by Oritani in connection with its business, and no information technology assets that are material to the business of Oritani or any of its Subsidiaries or to any of their operations, have materially malfunctioned or materially failed within the last three years.

3.23 Antitakeover Provisions. Oritani has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from the requirements of Section 203 of the DGCL.

3.24 Indemnification. Except as provided in the Oritani Contracts or the Oritani Charter Documents, neither Oritani nor any of its Subsidiaries is a party to any indemnification agreement with any of its present or former directors, officers, employees, agents or with any other persons who serve or served in any other capacity with any other enterprise at the request of Oritani (a “Covered Person”), and, to the knowledge of Oritani, there are no claims for which any Covered Person would be entitled to indemnification under the Oritani Charter Documents, applicable law or any indemnification agreement.

3.25 Reorganization. Neither Oritani nor any of its Subsidiaries has taken or agreed to take any action, has failed to take any action, or knows of any fact, agreement, plan or other circumstances that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.26 Investment Securities; Borrowings; Deposits.

(a) Except for investments in Federal Home Loan Bank stock, Federal Reserve Bank stock and pledges to secure Federal Home Loan Bank or Federal Reserve Bank borrowings and reverse repurchase agreements entered into in arms-length transactions pursuant to normal commercial terms and conditions and entered into in the ordinary course of business and restrictions that exist for securities to be classified as “held to maturity,” none of the investment securities held by Oritani or any of its Subsidiaries as of the date of this Agreement is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment to freely dispose of such investment at any time.

(b) Neither Oritani nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the face of the Oritani Financial Statements and is a derivative contract (including various combinations thereof) (each, a “Derivatives Contract”) or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes, except for those Derivatives Contracts and other instruments listed in the Oritani Disclosure Schedule.

(c) Set forth in the Oritani Disclosure Schedule is a true and complete list of the borrowed funds (excluding deposit accounts) of Oritani and its Subsidiaries as of March 31, 2019.

(d) Except as set forth in the Oritani Disclosure Schedule, none of the deposits of Oritani or any of its Subsidiaries is a “brokered” or “listing service” deposit.

3.27 Vote Required. Assuming that a quorum is present at the Oritani Shareholders Meeting, approval by holders of a majority of the outstanding shares of Oritani Common Stock entitled to vote shall be sufficient to constitute approval by Oritani’s shareholders of each of the matters set forth in Section 5.7(a) hereof. A majority of the outstanding shares of Oritani Common Stock constitutes a quorum for purposes of the Oritani Shareholders Meeting.

3.28 Questionable Payments. To Oritani’s knowledge, neither Oritani, the Bank nor any of their Subsidiaries or affiliates has: (a) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign or domestic political activity; (b) made any direct or indirect unlawful payments to any foreign or domestic governmental officials, employees or agents of any foreign or domestic government or to any foreign or domestic political parties or campaigns from corporate funds; (c) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (d) made any other unlawful bribe, rebate, payoff, influence payment, kickback, or other material unlawful payment to any foreign or domestic governmental official, employee, or agent of any foreign or domestic government.

3.29 Anti-Money Laundering Laws. Since January 1, 2016, Oritani has no knowledge of, nor has it been advised of, or has reason to believe that any facts or circumstances exist that would cause Oritani, the Bank or any of their Subsidiaries: (i) to be deemed to have knowingly acted, by itself or in conjunction with another, in any act in connection with the concealment of any currency, securities, other proprietary interest that is the result of a felony (“Unlawful Gains”) as defined in the Bank Secrecy Act of 1970 (the “Bank Secrecy Act”) and its implementing regulations (“U.S. Anti-Money Laundering Laws”); (ii) to be deemed to have knowingly accepted, transported, stored, dealt in or brokered any sale, purchase or any transaction of other nature for Unlawful Gains; or (iii) to be deemed to be operating in violation in any material respect of the U.S. Anti-Money Laundering Laws. Except as set forth in the Oritani Disclosure Schedule, the Board of Directors of Oritani and the Bank has adopted, and has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply in all material respects with the U.S. Anti-Money Laundering Laws and has kept and filed all material reports and other necessary material documents as required by such laws.

3.30 OFAC. Neither Oritani nor the Bank is, nor would either reasonably be expected to become, a person or entity with whom a United States person or entity is restricted from doing business under regulation of the Office of Foreign Assets Control (“OFAC”) (including those named on OFAC’s Specially Designated and Blocked Persons List) or under any statute, executive order (including, without limitation, the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), or other governmental action. Oritani and the Bank have implemented an OFAC compliance program that adequately covers in all material respects all elements of OFAC compliance, and to the knowledge of Oritani and to the knowledge of the Bank, no Subsidiary or affiliate of Oritani or the Bank is engaging nor has any Subsidiary or affiliate of Oritani or the Bank engaged in any dealings or transactions with, and no Subsidiary or affiliate of Oritani or the Bank has been otherwise associated with, such persons or entities.

3.31 Disclosure. No representation or warranty contained in Article III of this Agreement, including the Oritani Disclosure Schedule, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein not misleading.

ARTICLE IV. - REPRESENTATIONS AND WARRANTIES OF VALLEY

References herein to the “Valley Disclosure Schedule” shall mean all of the disclosure schedules dated as of the date hereof and referenced to the specific sections and subsections of this Agreement, which have been delivered on the date hereof by Valley to Oritani. Valley hereby represents and warrants to Oritani as follows:

4.1 Corporate Organization.

(a) Valley is a corporation duly organized and validly existing and in good standing under the laws of the State of New Jersey. Valley has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing would not have, or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Valley. Valley is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended.

(b) All of the Subsidiaries of Valley are listed in the Valley Disclosure Schedule with a designation of which Subsidiaries are Significant Subsidiaries. Each Significant Subsidiary of Valley is duly organized, validly existing and in good standing under the laws of its state of incorporation or organization. VNB is a national bank whose deposits are insured by the FDIC to the fullest extent permitted by law. Each Significant Subsidiary of Valley has the power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure of each of the foregoing would not have a Material Adverse Effect on Valley.

4.2 Capitalization.

(a) The authorized capital stock of Valley consists solely of 450,000,000 shares of Valley Common Stock and 50,000,000 shares of preferred stock, no par value per share, of which 4,600,000 shares have been designated as Series A (the “Series A Preferred Stock”), 4,000,000 of which have been designated as Series B (the “Series B Preferred Stock”) and the rest of which may be divided into classes and into series within any class as determined by Valley’s Board of Directors. As of May 31, 2019, there were 331,747,425 shares of Valley Common Stock issued and outstanding, 354,100 treasury shares, 4,600,000 shares of Series A Preferred Stock outstanding and 4,000,000 shares of Series B Preferred Stock outstanding. As of May 31, 2019, except for 822,578 shares of Valley Common Stock issuable upon exercise of outstanding stock options granted pursuant to Valley’s stock plans listed on the Valley Disclosure Schedule (the “Valley Plans”) and 2,101,649 shares issued under the Valley Stock Plans as restricted stock units, there were no shares of Valley Common Stock issuable upon the exercise of outstanding stock options or otherwise. All issued and outstanding shares of Valley Common Stock, and all issued and outstanding shares of capital stock of Valley’s Significant Subsidiaries, have been duly authorized and validly issued, are fully paid, nonassessable and free of preemptive rights, and are free and clear of all Liens. All of the outstanding shares of capital stock of Valley’s Significant Subsidiaries are owned directly or indirectly by Valley free and clear of any Liens, except as listed in the Valley Disclosure Schedule. Except for the options referred to above under the Valley Plans, neither Valley nor any of Valley’s

Significant Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the transfer, purchase or issuance of any shares of capital stock of Valley or Valley’s Significant Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of such capital stock or any securities convertible into or representing the right to purchase or subscribe for any such shares, and there are no agreements or understandings with respect to voting of any such shares.

(b) Except as set forth in the Valley Disclosure Schedule, no bonds, debentures, trust-preferred securities or other similar indebtedness of Valley (parent company only) are issued or outstanding.

4.3 Authority; No Violation.

(a) Subject to the approval of this Agreement and the transactions contemplated hereby by the shareholders of Valley, and subject to the parties obtaining all necessary regulatory approvals, Valley has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof and VNB has full corporate power and authority to execute and deliver the Bank Merger Agreement and to consummate the transactions contemplated thereby in accordance with the terms thereof. On or prior to the date of this Agreement, Valley’s Board of Directors, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held, (i) declared the Merger and the other transactions contemplated hereby to be advisable, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby and (iii) resolved to recommend that the shareholders of Valley approve the issuance of Valley Common Stock in connection with the Merger at the Valley Shareholders Meeting. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Valley. The execution and delivery of the Bank Merger Agreement has been duly and validly approved by the Board of Directors of VNB. Except for the approvals described in paragraph (b) below, no other corporate proceedings on the part of Valley or VNB are necessary to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Valley and, assuming due and valid execution and delivery of this Agreement by Oritani, constitutes a valid and binding obligation of Valley, enforceable against Valley in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity, whether applied in a court of law or a court of equity.

(b) Neither the execution and delivery of this Agreement by Valley nor the execution and delivery of the Bank Merger Agreement by VNB and by Valley in its capacity as sole shareholder of VNB, nor the consummation by Valley of the transactions contemplated hereby in accordance with the terms hereof or the consummation by VNB of the transactions contemplated thereby in accordance with the terms thereof or compliance by Valley with any of the terms or provisions hereof or compliance by VNB with any of the terms or provisions thereof, will (i) violate any provision of the Valley Charter Documents, (ii) assuming that the consents and approvals set forth below are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Valley or VNB or any of their respective properties or assets, or (iii) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Valley or VNB under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Valley or VNB is a party, or by which Valley or VNB or any of their respective properties or assets may be bound or affected, except, with respect to (ii) and (iii) above, such as individually or in the aggregate will not have a Material Adverse Effect on Valley. Except for consents and approvals of or filings or registrations with or notices to the OCC, the FRB, the NJDOBI, the New Jersey Department of Treasury, the Secretary of State of the State of Delaware, the SEC, NASDAQ and the shareholders of Valley, no consents or approvals of or filings or registrations with or notices to any federal or state governmental authority, instrumentality or administrative agency or, to the knowledge of Valley, any third party are necessary on behalf of Valley or VNB in connection with (a) the execution and delivery by Valley of this Agreement, (b) the consummation by Valley of the transactions contemplated hereby and (c) the execution and delivery by VNB of the Bank Merger Agreement and the consummation by VNB of the transactions contemplated thereby. To the knowledge of Valley, there is no reason why the consents and approvals referenced in the preceding sentence will not be obtained in a timely fashion.

4.4 Financial Statements.

(a) Valley’s (a) Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), sets forth the consolidated balance sheets of Valley as of December 31, 2018 and 2017, and the related consolidated statements of income, shareholders’ equity and cash flows for the periods ended December 31 in each of the three years 2016 through 2018, accompanied by the audit report of Valley’s independent public accountants, and (b) Quarterly Report on Form 10-Q for the period ended March 31, 2019 filed with the SEC under the Exchange Act sets forth the unaudited consolidated balance sheets of Valley as of March 31, 2019 and 2018 and the related unaudited consolidated statements of income, shareholders’ equity and cash flows for the three months ended March 31, 2019 and 2018 ((a) and (b) collectively, the “Valley Financial Statements”). The Valley Financial Statements (including the related notes), have been prepared in accordance with GAAP consistently applied during the periods involved, and fairly present in all material respects the consolidated financial position of Valley as of the respective dates set forth therein, and the related consolidated statements of income, changes in shareholders’ equity and of cash flows (including the related notes, where applicable) fairly present in all material respects the consolidated results of operations and changes in shareholders’ equity and of cash flows of Valley for the respective fiscal periods set forth therein.

(b) The books and records of Valley and its Significant Subsidiaries have been and are being maintained in material compliance with applicable legal and accounting requirements, and reflect only actual transactions.

(c) Except as and to the extent reflected, disclosed or reserved against in the Valley Financial Statements (including the notes thereto), as of December 31, 2018, neither Valley nor any of its Significant Subsidiaries had any obligations or liabilities, whether absolute, accrued, contingent or otherwise material to the business, operations, assets or financial condition of Valley or any of its Significant Subsidiaries and which are required by GAAP to be disclosed in the Valley Financial Statements. Since March 31, 2019, neither Valley nor any of its Significant Subsidiaries have incurred any material liabilities, except in the ordinary course of business and consistent with past practice, except as specifically contemplated by or incurred in connection with this Agreement.

(d) KPMG LLP, which has expressed its opinion with respect to the audited financial statements of Valley and its subsidiaries (including the related notes), is and has been throughout the periods covered by such applicable financial statements (x) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) and (y) “independent” with respect to Valley within the meaning of the rules of applicable bank regulatory authorities and the Public Company Accounting Oversight Board.

4.5 Brokerage Fees. Other than as disclosed on the Valley Disclosure Schedule, neither Valley nor any of its Subsidiaries nor any of their respective directors or officers has employed any broker, investment banker, financial advisor or finder or incurred any liability for any broker’s, financial advisors’, finder’s fees or similar fees or commissions in connection with any of the transactions contemplated by this Agreement. J.P. Morgan Securities, LLC has delivered to the Board of Directors of Valley an opinion (which, if initially rendered orally, has been or will be confirmed in writing, dated the same date) to the effect that, as of the date of such opinion and based upon and subject to the factors, assumptions, qualifications and limitations set forth therein, the Exchange Ratio (without giving effect to any adjustment thereof pursuant to Section 7.1(k) hereof) is fair, from a financial point of view, to Valley.

4.6 Absence of Certain Changes or Events. Except as disclosed in the Valley Disclosure Schedule, since December 31, 2018, there has not been any condition, event, change or occurrence that, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect on Valley.

4.7 Absence of Acceleration and Other Benefits. The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee of Valley or any Valley Subsidiary to severance pay, unemployment compensation or any similar payment, or (ii) accelerate the time of payment, accelerate the vesting, or increase the amount, of any compensation or benefits due to any current employee or former employee under any Valley pension plan, welfare plan, stock option plan, stock purchase plan, deferred compensation plan, severance plan, bonus plan, employment agreement or other similar plan, program or arrangement.

4.8 Valley Common Stock. The shares of Valley Common Stock to be issued hereunder pursuant to the Merger, will be duly and validly reserved for issuance, and when issued in accordance with the terms of this Agreement, will be duly authorized and validly issued, fully paid, nonassessable, free of preemptive rights and free and clear of all Liens created by or through Valley, with no personal liability attaching to the ownership thereof.

4.9 Legal Proceedings. Except as disclosed in the Valley Disclosure Schedule, neither Valley nor any of its Subsidiaries is a party to any, and there are no pending or, to Valley’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental investigations of any nature against Valley or any of its Subsidiaries which, if decided adversely to Valley, or any of its Subsidiaries, would be reasonably likely to have a Material Adverse Effect on Valley. Except as disclosed in the Valley Disclosure Schedule, neither Valley nor any of Valley’s Subsidiaries is a party to any order, judgment or decree entered against Valley or any such Subsidiary in any lawsuit or proceeding which would have a Material Adverse Effect on Valley.

4.10 Taxes and Returns.

(a) Except as set forth in the Valley Disclosure Schedule, or as would not have a Material Adverse Effect on Valley or VNB, Valley, VNB and each of their Subsidiaries have timely filed (and until the Effective Time will so file) all material Returns required to be filed by them in respect of any Taxes (which such Returns which have already been filed were and continue to be, true, correct and complete in all material respects and which such Returns which will be filed will be true, correct and complete in all material respects when filed) and each has duly paid (and until the Effective Time will so pay) all such Taxes shown as due and payable on such Returns, other than Taxes or other charges which are being contested in good faith (and disclosed to Oritani in writing). Except as set forth in the Valley Disclosure Schedule, Valley, VNB and each of their Subsidiaries have established (and until the Effective Time will establish) on their books and records reserves for the payment of all Taxes not yet due and payable, but incurred in respect of Valley, VNB or any Subsidiary through such date, which reserves are adequate for such purposes. Except as set forth in the Valley Disclosure Schedule, the federal income Returns of Valley, VNB and each of their Subsidiaries have been examined by the IRS (or are closed to examination due to the expiration of the applicable statute of limitations) and no deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. Except as set forth in the Valley Disclosure Schedule, the applicable state income and local Returns of Valley, VNB and each of their Subsidiaries have been examined by the applicable authorities (or are closed to examination due to the expiration of the statute of limitations) and no deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. Except as set forth in the Valley Disclosure Schedule, there are no audits or other administrative or court proceedings presently pending nor any other disputes pending, or claims asserted for, Taxes or assessments upon Valley, VNB or any of their Subsidiaries, nor has Valley, VNB or any of their Subsidiaries given any currently outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Returns.

(b) Except as set forth in the Valley Disclosure Schedule, neither Valley, VNB nor any of their Subsidiaries: (i) has requested any extension of time within which to file any Tax Return which Return has not since been filed; (ii) is a party to any agreement providing for the allocation or sharing of Taxes (except agreements between and/or among Valley, VNB and/or any of their Subsidiaries; (iii) is required to include in income any adjustment pursuant to Section 481(a) of the Code, by reason of a voluntary change in accounting method initiated by Valley, VNB or any Subsidiary (nor does Valley or VNB have any knowledge that the IRS has proposed any such adjustment or change of accounting method); (iv) has taken or agreed to take any action, has failed to take any action, or knows of any fact, agreement, plan or other circumstances that could prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code; (v) has been a party to any distribution occurring in the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied; (vi) has been included in any “consolidated,” “unitary” or “combined” Return (other than the Returns which include Valley, VNB and each of their Subsidiaries) provided for under the laws of the United States, any foreign jurisdiction or any state or locality or has any liability for Taxes of any person (other than Valley, VNB and/or any of their Subsidiaries) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision under the laws of any foreign jurisdiction or any state or locality, or as a transferee or successor, by contract, or otherwise; (vii) has participated in or otherwise engaged in any transaction described in Treasury Regulations Section 301.6111-2(b)(2) or any Reportable Transaction within the meaning of Treasury Regulations Section 1.6011-4(b); (viii) has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and/or (ix) has received any claim by a Governmental Entity in a jurisdiction where it does not file Returns that it is or may be subject to taxation by that jurisdiction.

(c) Except as set forth in the Valley Disclosure Schedule, (i) Valley, VNB and each of their Subsidiaries has complied with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and has, within the time and in the manner provided by law, withheld and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable laws; and (ii) Valley, VNB and each of their Subsidiaries has maintained such records in respect to each transaction, event and item (including as required to support otherwise allowable deductions and losses) as are required under applicable Tax law, except where the failure to comply or maintain records under (i) or (ii) will not result in a Material Adverse Effect on Valley.

(d) Valley has made available to Oritani true, correct and complete copies of: (i) all material Returns filed within the past three years by Valley, VNB and each of their Subsidiaries; (ii) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Entity within the past three years relating to Taxes due from or with respect to Valley, VNB or any of its Subsidiaries; and (iii) any closing letters or agreements entered into by Valley, VNB or any of their Subsidiaries with any Governmental Entities within the past five years with respect to Taxes.

4.11 Employee Benefit Plans.

(a) Set forth on the Valley Disclosure Schedule are copies of the “employee pension benefit plans”, within the meaning of Section 3(2)(A) of ERISA (the “Valley Pension Plans”), or “employee welfare benefit plans”, within the meaning of Section 3(1) of ERISA (the “Valley Welfare Plans”), equity plans or other similar plans, programs or arrangements which are currently available to employees joining Valley.

(b) Valley has previously delivered or made available to Oritani a complete and accurate copy of each of the following with respect to each of the Valley Pension Plans and Valley Welfare Plans: (i) plan document, summary plan description, and summary of material modifications (if not available, a detailed description of the foregoing); and (ii) the most recent annual reports on Form 5500, if any.

(c) All contributions required to be made to each Valley Pension Plan under the terms thereof, ERISA or other applicable law have been timely made, and all amounts properly accrued to date as liabilities of Valley and its Subsidiaries which have not been paid have been properly recorded on the books of Valley and its Subsidiaries.

(d) Except as disclosed on the Valley Disclosure Schedule, each of the Valley Pension Plans, the Valley Welfare Plans and each other plan and arrangement identified on the Valley Disclosure Schedule has been operated in compliance in all material respects with the applicable provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder, and all other applicable governmental laws and regulations.

(e) There are no pending, or, to Valley’s knowledge, threatened or anticipated claims by, on behalf of or against any of the Valley Pension Plans or the Valley Welfare Plans, any trusts related thereto or any other plan or arrangement identified in the Valley Disclosure Schedule other than claims for benefits in the ordinary course of business.

4.12 Compliance with Applicable Law.

(a) Except as set forth on the Valley Disclosure Schedule, each of Valley and the Valley Subsidiaries (i) holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of its business, except where the failure to hold such license, franchise, permit or authorization would not, individually or in the aggregate, result in a Material Adverse Effect on Valley, and (ii) has complied with and is not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Valley or any of its Subsidiaries, including, without limitation, consumer, community and fair lending laws, other than where any non-compliance or default would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect on Valley and neither Valley nor any of the Valley Subsidiaries, since January 1, 2017, has received written notice of such violation of any of the above that has not been cured.

(b) Without limiting the foregoing and except as set forth on the Valley Disclosure Schedule, (i) VNB has complied in all material respects with the CRA and (ii) to Valley’s knowledge, no person or group would object to the consummation of the Merger due to the CRA performance of or rating of VNB. Except as set forth on the Valley Disclosure Schedule, since January 1, 2017, no person or group has adversely commented upon VNB’s CRA performance.

(c) To the knowledge of Valley, there is no reason why the granting of any of the necessary permits, consents, approvals and authorizations by the governmental bodies necessary to consummate the transactions contemplated by this Agreement would be denied or unduly delayed.

4.13 Environmental Matters.

(a) Except as set forth in the Valley Disclosure Schedule, to Valley’s knowledge, (i) the operations of Valley and each of its Subsidiaries are in compliance with and have complied with all applicable Environmental Laws, (ii) neither Valley nor any of its Subsidiaries has any liability known or unknown, contingent or absolute, under any Environmental Law, nor is Valley or any Subsidiary responsible for any such liability of any other person or entity under any Environmental Law, whether by contract, by operation of law or otherwise, (iii) neither Valley nor any Valley Subsidiary has received any written notice, citation, claim, assessment, proposed assessment or demand for abatement in the last five years alleging that Valley or such Valley Subsidiary (either directly or as a trustee or fiduciary, or as a successor-in-interest in connection with the enforcement of remedies to realize the value of properties serving as collateral for outstanding loans) may be in violation of any Environmental Law or may have any liability under any Environmental Law, and (iv) no toxic or hazardous substances or materials have been emitted, generated, disposed of or stored on any real property owned or leased by Valley or any Valley Subsidiary, OREO or otherwise, or owned or controlled by Valley or any Valley Subsidiary as a trustee or fiduciary (collectively, “Valley Properties”) in any manner that violates or, after the lapse of time is reasonably likely to violate, any Environmental Law given the current use of the Valley Properties.

(b) Except as set forth in the Valley Disclosure Schedule, to Valley’s knowledge, none of the Valley Properties has been operated in any manner that violated any Environmental Law, the violation of which would have a Material Adverse Effect on Valley.

(c) To Valley’s knowledge, no Valley Property is listed or proposed to be listed on the National Priorities List or the Comprehensive Environmental Response, Compensation, and Liability Information System or any other governmental database or list of properties that may or do require remedial action under Environmental Laws. Neither Valley nor any of its Subsidiaries has arranged by contract, agreement or otherwise for the transportation, disposal or treatment of hazardous or toxic substances at any location such that it is or could be liable for remedial actions of such location pursuant to Environmental Laws.

4.14 Reserves.

(a) The allowance for loan and lease losses in the Valley Financial Statements, was, as of March 31, 2019, (i) adequate under GAAP, and (ii) adequate based upon Valley’s estimate of probable credit losses inherent in the loan portfolio.

(b) As of March 31, 2019, the reserve for Taxes as calculated under and required under FIN 48 in the Valley Financial Statements was adequate for all contingencies and includes all reasonably possible contingencies known as of such date.

(c) As of March 31, 2019, the impairment on loans, investments, derivatives, and any other financial instrument in the Valley Financial Statements was correctly accounted for under GAAP.

4.15 Agreements with Bank Regulators. Neither Valley nor any Valley Subsidiary is a party to any agreement or memorandum of understanding with, or a party to any commitment letter, board resolution submitted to a regulatory authority or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Governmental Entity which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies or its management, except for those the existence of which has been disclosed in writing to Oritani by Valley prior to the date of this Agreement, nor has Valley been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. Neither Valley nor any Valley Subsidiary is required by Section 32 of the Federal Deposit Insurance Act to give prior notice to a federal banking agency of the proposed addition of an individual to its Board of Directors or the employment of an individual as a senior executive officer, except as disclosed in writing to Oritani by Valley prior to the date of this Agreement. Notwithstanding the foregoing, nothing in this Section 4.15 or this Agreement shall require Valley to provide Oritani with any confidential regulatory supervisory information of Valley or VNB.

4.16 SEC Documents; Other Reports; Internal and Disclosure Controls.

(a) Valley has filed all reports, schedules, registration statements and other documents, together with amendments thereto, required to be filed with the SEC since December 31, 2017 (the “Valley SEC Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the Valley SEC Reports complied, and each such Valley SEC Report filed subsequent to the date hereof will comply, in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and did not or will not, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the Valley SEC Reports. None of Valley’s Significant Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. No executive officer of Valley has failed in any respect to make the certifications required of him or her under Sections 302 or 906 of the Sarbanes-Oxley Act and to the knowledge of Valley no enforcement action has been initiated against Valley by the SEC relating to disclosures contained in any Valley SEC Report.

(b) Valley and each of its Significant Subsidiaries have filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2017 with any Governmental Entity (other than the SEC) and have paid all fees and assessments due and payable in connection therewith. Except as set forth in the Valley Disclosure Schedule, no Governmental Entity has initiated any proceeding or, to the knowledge of Valley, threatened an investigation into the business or operations of Valley or any of its Significant Subsidiaries since December 31, 2016. Except as set forth in the Valley Disclosure Schedule, there is no material unresolved violation, criticism or exception by any Governmental Entity with respect to any report, registration or statement filed by, or relating to any examinations by any such Governmental Entity of, Valley or any of its Subsidiaries.

(c) Valley and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of Valley’s financial statements for external purposes in accordance with GAAP. Valley (A) has designed disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to Valley and its Subsidiaries is made known to the management of Valley by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Valley SEC Reports, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to Valley’s auditors and the audit committee of Valley’s Board of Directors (1) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect Valley’s ability to record, process, summarize and report financial data and have identified for Valley’s auditors any material weaknesses in internal controls and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Valley’s internal controls. Valley’s management has completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2018, and such assessment concluded that such controls were effective.

(d) Except as set forth in the Valley Disclosure Schedule, since January 1, 2018, neither Valley nor any of its Subsidiaries nor, to the knowledge of Valley, any member of Valley’s Board of Directors or executive officer of Valley or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of Valley or any of its Subsidiaries or their respective internal accounting controls including any material complaint, allegation, assertion or claim that Valley or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and no attorney representing Valley or any of its Subsidiaries, whether or not employed by Valley or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Valley or any of its officers, directors, employees or agents to any member of Valley’s Board of Directors or any executive officer of Valley.

4.17 Certain Contracts. Except as set forth in the Valley Disclosure Schedule, (i) each Valley contract which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed in whole or in part after the date of this Agreement (each, a “Valley Contract”) is valid and binding on Valley or its applicable Significant Subsidiary and in full force and effect, and, to the knowledge of Valley, is valid and binding on the other parties thereto, (ii) Valley and each of its Significant Subsidiaries and, to the knowledge of Valley, each of the other parties thereto, has in all material respects performed all obligations required to be performed by such party to date under each Valley Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default on the part of Valley or any of its Significant Subsidiaries or, to the knowledge of Valley, any other party thereto, under any such Valley Contract, except, in each case, where such invalidity, failure to be binding, failure to so perform or breach or default, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect on Valley.

4.18 Loan Matters.

(a) Except as set forth in the Valley Disclosure Schedule, each outstanding loan (including loans held for resale to investors but excluding any loan covered by a loss-sharing agreement with the FDIC as described in the Valley Disclosure Schedule) held by Valley or its Significant Subsidiaries (the “Valley Loans”) has been solicited and originated and is administered and, where applicable, serviced, and the relevant Valley Loan files are being maintained, in all material respects in accordance with the relevant loan documents, Valley’s underwriting standards (and, in the case of Valley Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of federal, state and local laws, regulations and rules, except for such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Valley. Notwithstanding anything to the contrary in this Agreement, the representations and warranties of Valley with respect to Valley Loans that were acquired by Valley or its Subsidiaries from a third party (e.g., in connection with a merger or other acquisition) shall be made only to the knowledge of Valley.

(b) Except as set forth in the Valley Disclosure Schedule or as would not have a Material Adverse Effect on Valley, each Valley Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to Valley’s knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Except as would not have a Material Adverse Effect on Valley, the loan documents with respect to each Valley Loan were in compliance with applicable laws and regulations at the time of origination or purchase by Valley or its Subsidiaries and are complete and correct in all material respects.

(c) Except as listed in the Valley Disclosure Schedule, (i) there are no employee, officer, director or other affiliate loans on which the borrower is paying a rate other than that reflected in the note or the relevant credit agreement or on which the borrower is paying a rate which was below market at the time the loan was made and (ii) all such loans are and were made in compliance with all applicable laws and regulations, except for such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Valley.

(d) Valley has previously delivered to Oritani a schedule setting forth (A) each Valley Loan that as of May 31, 2019 was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Valley, any of its Subsidiaries or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such Valley Loan, (B) each Valley Loan that was classified as of May 31, 2019 under ASC 310, and (C) each asset of Valley or any of its Subsidiaries that as of May 31, 2019 was classified as OREO and the book value thereof as of such date. Such schedule is accurate and complete in all material respects.

(e) Except as set forth in the Valley Disclosure Schedule, none of the agreements pursuant to which Valley or any of its Significant Subsidiaries has sold loans or pools of loans or participations in loans or pools of loans contains any obligation to repurchase such loans or interests therein solely on account of a payment default by the obligor on any such loan.

4.19 Reports. Except as set forth in the Valley Disclosure Schedule, VNB has, since January 1, 2018, duly filed with the OCC, and Valley has duly filed with the FRB, in correct form all documentation required to be filed under applicable laws and regulations, and Valley promptly will deliver or make available to Oritani accurate and complete copies of such documentation. Notwithstanding the foregoing, nothing in this Section 4.19 or this Agreement shall require Valley to provide Oritani with any confidential regulatory supervisory information of Valley or VNB.

4.20 Questionable Payments. To Valley’s knowledge, neither Valley, VNB nor any of their Subsidiaries or affiliates has: (a) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign or domestic political activity; (b) made any direct or indirect unlawful payments to any foreign or domestic governmental officials, employees or agents of any foreign or domestic government or to any foreign or domestic political parties or campaigns from corporate funds; (c) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (d) made any other unlawful bribe, rebate, payoff, influence payment, kickback, or other material unlawful payment to any foreign or domestic governmental official, or employee, or any agent of any foreign or domestic government.

4.21 Anti-Money Laundering Laws. Since January 1, 2016, Valley has no knowledge of, nor has it been advised of, or has reason to believe that any facts or circumstances exist that would cause Valley, VNB or any of their Subsidiaries: (i) to be deemed to have knowingly acted, by itself or in conjunction with another, in any act in connection with Unlawful Gains; (ii) to be deemed to have knowingly accepted, transported, stored, dealt in or brokered any sale, purchase or any transaction of other nature for Unlawful Gains; or (iii) to be deemed to be operating in violation in any material respect of the U.S. Anti-Money Laundering Laws. The Board of Directors of each of Valley and VNB has adopted, and has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply in all material respects with the U.S. Anti-Money Laundering Laws and has kept and filed all material reports and other necessary material documents as required by such laws.

4.22 Vote Required. Assuming that a quorum is present at the Valley Shareholders Meeting (as hereinafter defined), approval by holders of a majority of the outstanding shares of Valley Common Stock voting at the Valley Shareholder Meeting shall be sufficient to constitute approval by Valley’s shareholders of the matter set forth in Section 5.7(b) hereof. A majority of the outstanding shares of Valley Common Stock constitutes a quorum for purposes of the Valley Shareholders Meeting. The shares of Series A Preferred Stock and Series B Preferred Stock do not have the rights to vote with respect to any of the matters set forth in Section 5.7(b) hereof under the Valley Charter Documents, New Jersey law any written agreement or otherwise.

4.23 OFAC. Neither Valley nor VNB is, nor would either reasonably be expected to become, a person or entity with whom a United States person or entity is restricted from doing business under regulation of the OFAC (including those named on OFAC’s Specially Designated and Blocked Persons List) or under any statute, executive order (including, without limitation, the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), or other governmental action. Valley and VNB have implemented an OFAC compliance program that adequately covers in all material respects all elements of OFAC compliance, and to the knowledge of Valley and to the knowledge of VNB, no Subsidiary or affiliate of Valley or VNB is engaging nor has any Subsidiary or affiliate of Valley or VNB engaged in any dealings or transactions with, and no Subsidiary or affiliate of Valley or VNB has been otherwise associated with, such persons or entities.

4.24 Properties. To Valley’s knowledge, and except as set forth in the Valley SEC Reports or the Valley Disclosure Schedule, Valley and its Subsidiaries have good, and as to all real property owned by Valley or any of its Subsidiaries, as OREO or otherwise, marketable and fee simple, title to all material assets and properties, whether real or personal, tangible or intangible, reflected in Valley’s consolidated balance sheet as of December 31, 2018, or owned and acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value since December 31, 2018 to third parties in arm’s length transactions). Valley and its Subsidiaries as lessees have the right under valid and subsisting leases to occupy, use, possess and control all property leased by them in all material respects as presently occupied, used, possessed and controlled by them.

4.25 Reorganization. Neither Valley nor any of its Subsidiaries has taken or agreed to take any action, has failed to take any action, or knows of any fact, agreement, plan or other circumstances that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.26 Investment Securities.

(a) Except for investments in Federal Home Loan Bank stock, Federal Reserve Bank stock and pledges to secure Federal Home Loan Bank or Federal Reserve Bank borrowings and reverse repurchase agreements entered into in arms-length transactions pursuant to normal commercial terms and conditions and entered into in the ordinary course of business and restrictions that exist for securities to be classified as “held to maturity,” none of the investment securities held by Valley or any of its Subsidiaries is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment to freely dispose of such investment at any time.

(b) Neither Valley nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the face of the Valley Financial Statements and is a Derivatives Contract or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes, except for those Derivatives Contracts and other instruments listed (as of the date hereof) in the Valley Disclosure Schedule.

4.27 Minute Books. Since January 1, 2017, the minute books of Valley and its Significant Subsidiaries contain records that are accurate in all material respects of all meetings of and other corporate action taken by their respective shareholders and Boards of Directors (including committees of their respective Boards of Directors).

4.28 Disclosures. No representation or warranty contained in Article IV of this Agreement, including the Valley Disclosure Schedule, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein not misleading.

ARTICLE V. - COVENANTS OF THE PARTIES

5.1 Conduct of the Business of Oritani and Valley. During the period from the date of this Agreement to the Effective Time, each of Oritani and Valley shall, and shall cause each of its respective Significant Subsidiaries to, (i) conduct its respective business and engage in transactions permitted hereunder only in the ordinary course and consistent with past practice and (ii) shall not, and shall cause their respective Significant Subsidiaries not to, knowingly take any action that would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis. Each of Oritani and Valley shall also use its commercially reasonable efforts to preserve its business organization and that of its respective Significant Subsidiaries intact and maintain its rights, franchises and existing relations with customers, suppliers and employees.

5.2 Negative Covenants and Dividend Covenants. (a) Oritani agrees that from the date hereof to the Effective Time, except as otherwise approved by Valley in writing (such approval not to be unreasonably withheld, conditioned or delayed) or as otherwise permitted or required by this Agreement, it will not, nor will it permit any of its Subsidiaries to:

(i) change any provision of the Oritani Charter Documents;

(ii) change the number of shares of its authorized or issued capital stock (other than the issuance of capital stock in connection with the exercise of any previously issued Oritani Stock Options) or issue or grant any option, warrant, call, commitment, subscription, right to purchase or agreement of any character relating to the authorized or issued capital stock of Oritani or any Oritani Subsidiary or any securities convertible into shares of such stock or split, combine or reclassify any shares of its capital stock, or redeem or otherwise acquire any shares of such capital stock, or declare, set aside or pay any dividend, or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for the regular quarterly cash dividend of $0.25 per share of Oritani Common Stock paid with respect to the quarter and year ended June 30, 2019, with record and payment dates consistent with past practice; provided that quarterly cash dividends declared and paid thereafter by Oritani shall equal $0.18 per share of Oritani Common Stock (and if Valley increases its regular quarterly cash dividend from that paid for the quarter immediately prior to the date of this Agreement, then the Oritani quarterly cash dividend shall be increased to an amount equal to the Exchange Ratio multiplied by the increase quarterly cash dividend); provided further that for each quarter beginning in the fourth calendar quarter of 2019 to the Effective Time, Oritani shall have a record and payment date for its quarterly cash dividend consistent with Valley’s record and payment date (it being the intention of the parties hereto that holders of Oritani Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Oritani Common Stock and any shares of Valley Common Stock any such holder receives in exchange therefor in the Merger);

(iii) repurchase any Oritani Common Stock except in connection with the exercise of any Oritani Stock Option or the vesting of Oritani Restricted Stock;

(iv) Except for retention payments paid pursuant to Section 5.13(e), (A) grant any severance or termination pay (other than severance or termination pay pursuant to the Oritani Benefit Plans in effective on the date hereof or severance pay consistent with past practice) to, (B) enter into or amend any employment agreement with, any of its directors, officers or employees, adopt any new employee benefit plan or arrangement of any type or amend any such existing benefit plan or arrangement (other than amendments required to comply with applicable law and regulations) or (C) grant any salary or wage increase or increase any employee benefit or pay any incentive, commission or bonus payments, or grant any equity compensation except (1) for normal increases in base compensation to employees, including officers, in the ordinary course of business consistent with past practice and pursuant to written policies currently in effect, provided that such increases shall not result in an annual increase in total annual cash compensation of more than 3% for any individual or 3% in the aggregate for all employees of Oritani (provided, however, the 3% individual limit shall not apply to any employee whose annual compensation is less than $100,000), (2) to satisfy written contractual obligations existing as of the date of this Agreement and disclosed in the Oritani Disclosure Schedule, if any, and (3) for an annual bonus payment paid to any individual employee pursuant to written policies currently in effect and as to executive officers, as reflected in the Oritani Disclosure Schedules. Notwithstanding anything to the contrary contained in this Section 5.2(a), neither Oritani nor any of its Subsidiaries shall provide compensation of any type to any “disqualified individual” to the extent such compensation would be expected to constitute an “excess parachute payment” as defined in Section 280G of the Code;

(v) sell or dispose of any assets with a market value greater than $300,000 or incur any liability with a principal balance greater than $300,000 other than sales of OREO and other than in the ordinary course of business consistent with past practices and policies or agree to a bulk sale of loans in excess of $25 million;

(vi) (A) make any capital expenditures or (B) enter into any new service agreement or similar contract not terminable by Oritani within sixty (60) days and involving amounts in excess of $300,000 individually or $1,500,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof and expenditures necessary to maintain existing assets in good repair and expenditures described in business plans or budgets previously furnished to Valley;

(vii) file any applications or make any contract with respect to branching or site location or relocation;

(viii) agree to acquire in any manner whatsoever (other than to realize upon on collateral for a defaulted loan) any business or entity;

(ix) make any new investments in securities other than investments in federal government or federal agency bonds having a weighted average life or duration of not greater than five years;

(x) make any material change in its accounting methods or practices, other than changes required in accordance with GAAP or any applicable regulatory accounting requirements;

(xi) take any action that would result in any of the representations and warranties contained in Article III of this Agreement not being true and correct in any material respect at the Effective Time or that would result in any of its conditions to Closing set forth in Section 6.1 and 6.2 not to be satisfied;

(xii) make or commit to make any new loan or other extension of credit in an amount of $15,000,000 or more;

(xiii) renew for a period in excess of one year any existing loan or other extension of credit which renewal would require Oritani to advance additional funds so that the aggregate outstanding balance of such renewed loan or other extension of credit would be greater than $15,000,000, or increase the outstanding balance of such renewed loan or other extension of credit to an amount in excess of $15,000,000 to any one borrower or to any group of affiliated borrowers, except such renewals or increases that are committed as of the date of this Agreement and identified on the Oritani Disclosure Schedule and residential mortgage loans made in the ordinary course of business consistent with past practice;

(xiv) settle any claim, action or proceeding involving any liability of Oritani or any of its Subsidiaries for money damages in excess of $600,000 or involving any material restrictions upon the operations of Oritani or any of its Subsidiaries;

(xv) make any investment or commitment to invest in real estate, other than investments related to maintenance of owned or leased real estate used by Oritani as of the date hereof, or in any real estate development project, other than real estate acquired in satisfaction of defaulted mortgage loans;

(xvi) establish, or make any commitment relating to the establishment of, any new branch or other office facilities other than those for which all regulatory approvals have been obtained;

(xvii) elect or nominate to the Board of Directors of Oritani any person who is not a member of the Board of Directors of Oritani as of the date hereof;

(xviii) other than deposits at market rates, obtain, extend or modify any new debt or financing with a maturity greater than eighteen (18) months; or

(xix) agree to do any of the foregoing.

(b) Valley agrees that from the date hereof to the Effective Time, except as otherwise approved by Oritani in writing (such approval not to be unreasonably withheld, conditioned or delayed) or as permitted or required by this Agreement, it will not, nor will it permit any of its Significant Subsidiaries to:

(i) change any provision of the Valley Charter Documents in a manner that would require the approval of the shareholders of Valley other than an increase in its authorized capital stock;

(ii) make any material change in its accounting methods or practices, other than changes required in accordance with GAAP or any applicable regulatory accounting requirements;

(iii) take any action that would result in any of the representations and warranties contained in Article IV of this Agreement not being true and correct in any material respect at the Effective Time or that would result in any of its conditions to Closing set forth in Section 6.1 and 6.3 not to be satisfied;

(iv) agree to do any of the foregoing.

5.3 No Solicitation. (a) Except as expressly permitted by this Section 5.3, Oritani and its Subsidiaries shall not, and Oritani and its Subsidiaries shall use their best efforts to cause their respective representatives not to initiate, solicit or knowingly encourage or facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to, any Acquisition Proposal (as hereinafter defined); provided that in the event, prior to the time the approval of Oritani’s shareholders (“Oritani Shareholder Approval”) is obtained but not after, (1) Oritani receives, after the execution of this Agreement, an unsolicited bona fide Acquisition Proposal from a person other than Valley, and (2) the Oritani Board of Directors concludes in good faith (A) that, after consulting with its financial advisor, such Acquisition Proposal constitutes a Superior Proposal (as hereinafter defined) or would reasonably be likely to result in a Superior Proposal and (B) that, after considering the advice of outside counsel, failure to take such actions would be inconsistent with its fiduciary duties to Oritani’s shareholders under applicable law, Oritani may, and may permit its Subsidiaries and its Subsidiaries’ representatives to, furnish or cause to be furnished nonpublic information or data and participate in negotiations or discussions with respect to such Acquisition Proposal; provided, that prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, it shall have entered into an agreement with such third party on terms substantially similar to and no more favorable to such third party than those contained in the Confidentiality Agreement between Valley and Oritani dated May 8, 2019 (the “Confidentiality Agreement”), and any non-public information provided to any person given access to nonpublic information shall have previously been provided to Valley or shall be provided to Valley prior to or concurrently with the time it is provided to such person. Oritani will (A) immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons other than Valley with respect to any Acquisition Proposal, (B) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any Acquisition Proposal to which it or any of its affiliates or representatives is a party and (C) use its commercially reasonable efforts to enforce any confidentiality or similar agreement relating to any Acquisition Proposal.

(b) Neither the Oritani Board of Directors nor any committee thereof shall (i) (A) withdraw (or modify or qualify in any manner adverse to Valley) or refuse to make the Oritani Recommendation or (B) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal, or (ii) cause or permit Oritani or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal (other than a confidentiality agreement permitted by the terms of Section 5.3(a) of this Agreement). Notwithstanding the foregoing, prior to the date of the Oritani Shareholders Meeting, the Oritani Board of Directors may take any of the actions specified in items (i) and (ii) of the preceding sentence (a “Oritani Subsequent Determination”) after the second (2nd) business day following Valley’s receipt of a written notice (the “Notice of Superior Proposal”) from Oritani (A) advising that the Oritani Board of Directors has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 5.3 or from an action by a representative of Oritani or its Subsidiaries that would have been such a breach if committed by Oritani or its Subsidiaries) constitutes a Superior Proposal (it being understood that Oritani shall be required to deliver a new Notice of Superior Proposal in respect of any revised Superior Proposal from such third party or its affiliates that Oritani proposes to accept), (B) specifying the material terms and conditions of, and the identity of the party making, such Superior Proposal, and (C) containing an unredacted copy of the relevant transactions agreements with the party making such Superior Proposal, if, but only if, (X) Valley does not make, after being provided with reasonable opportunity to negotiate with Oritani, within two (2) business days of receipt of a Notice of Superior Proposal, a written offer that the Board of Directors of Oritani determines, in good faith after consultation with its outside legal counsel and financial advisors, results in the applicable Acquisition Proposal no longer being a Superior Proposal, and (Y) the Oritani Board of Directors reasonably determines in good faith, after consultation with and having considered the advice of outside legal counsel and its financial advisor, that the failure to take such actions would be inconsistent with its fiduciary duties to Oritani’s shareholders under applicable law and that such Acquisition Proposal is a Superior Proposal and such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that are committed to in writing by Valley pursuant to this Section 5.3(b).

Notwithstanding the foregoing, the changing, qualifying or modifying of the Oritani Recommendation or the making of a Oritani Subsequent Determination by the Oritani Board of Directors shall not change the approval of the Oritani Board of Directors for purposes of causing any takeover laws to be inapplicable to this Agreement and the Voting Agreements and the transactions contemplated hereby and thereby, including the Merger.

(c) In addition to the obligations of Oritani set forth in Sections 5.3(a) and (b) of this Agreement, in the event Oritani or any of its Subsidiaries or representatives receives (i) any Acquisition Proposal or (ii) any request for non-public information or to engage in negotiations that the Oritani directors believe is reasonably likely to lead to or that contemplates an Acquisition Proposal, Oritani promptly (and in any event within two business days of receipt) shall advise Valley in writing of the existence of the matters described in this clause (i) or (ii), together with the material terms and conditions of such Acquisition Proposal or request and the identity of the person making any such Acquisition Proposal or request. Oritani shall keep Valley reasonably well informed in all material respects of the status (including after the occurrence of any material amendment or modification) of any such Acquisition Proposal or request. Without limiting any of the foregoing, Oritani shall promptly (and in any event within two business days) notify Valley in writing if it determines to begin providing non-public information or to engage in negotiations concerning an Acquisition Proposal pursuant to Sections 5.3(a) or (b) of this Agreement and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice.

(d) For purposes of this Agreement:

(i) “Acquisition Proposal” means, other than the transactions contemplated by this Agreement, a tender or exchange offer to acquire 25% or more of the voting power in Oritani or any of its Subsidiaries, a proposal for a merger, consolidation, or other business combination involving Oritani or any of its Subsidiaries or any other proposal or offer to acquire in any manner 25% or more of the voting power in, or 25% or more of the business, assets or deposits of, Oritani or any of its Subsidiaries.

(ii) “Superior Proposal” means an unsolicited bona fide written Acquisition Proposal (with the percentages set forth in the definition of such term changed from 25% to 50%) that the Oritani Board of Directors concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated hereby (including taking into account any adjustment to the terms and conditions proposed by Valley in response to such proposal pursuant to Section 5.3(b) of this Agreement or otherwise), (1) after receiving the advice of its financial advisor (which shall be a nationally recognized investment banking firm), (2) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein), and (3) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable law.

(e) Other than in connection with an Acquisition Proposal (which shall be subject to Section 5.3(a) and 5.3(b), and shall not be subject to this Section 5.3(e)), nothing in this Agreement shall prohibit or restrict Oritani’s Board of Directors from, prior to the receipt of the Oritani Shareholder Approval, effecting a Oritani Subsequent Determination if Oritani’s Board of Directors determines in good faith, after consultation with Oritani’s outside financial advisors and outside legal counsel, that the failure of Oritani’s Board of Directors to effect a Oritani Subsequent Determination would be inconsistent with its fiduciary duties under applicable law.

5.4 Current Information. During the period from the date of this Agreement to the Effective Time, Oritani will cause one or more of its designated representatives to confer on a monthly or more frequent basis with representatives of Valley regarding Oritani’s business, operations, properties, assets and financial condition and matters relating to the completion of the transactions contemplated herein. Without limiting the foregoing, Oritani shall provide Valley, on a monthly basis, with (i) financial statements, (ii) a list of securities purchased, (iii) monthly advances, and (iv) a schedule of all new loans, leases, extensions of credit, and renewal loans, leases and extensions of credit in excess of $1,000,000, or any increase by $1,000,000 or more in any customer’s aggregate credit outstanding or lease commitment (whether or not subject to prior approval under Section 5.2(a)), and provide Valley with a copy of, and the opportunity to discuss, the relevant documentation for any such loan, extension of credit, lease, or renewal upon request. Notwithstanding any other provision contained in this Agreement, neither Valley nor any Valley Subsidiary shall under any circumstance be permitted to exercise control of Oritani or any Oritani Subsidiary prior to the Effective Time. As soon as reasonably available, but in no event more than thirty-two (32) days after the end of each fiscal quarter ending after the date of this Agreement and prior to the Effective Time, Oritani will deliver to Valley the Bank’s call reports filed with the FDIC.

5.5 Access to Properties and Records; Confidentiality.

(a) On reasonable advance notice, Oritani and the Bank shall permit Valley and its representatives, and Valley and VNB shall permit Oritani and its representatives, accompanied by an officer of the respective party, reasonable access during normal business hours to their respective properties, and shall make available to Valley and its representatives or Oritani and its representatives as the case may be, all books, papers and records relating to their respective assets, stock ownership, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), Tax records, minute books of directors’ and shareholders’ meetings, charter documents, material contracts and agreements, filings with any regulatory authority, independent auditors’ work papers (subject to the receipt by such auditors of a standard access representation letter), litigation files, plans affecting employees, and any other business activities or prospects in which Valley and its representatives or Oritani and its representatives may have a reasonable interest. Neither party shall be required to provide access to or to disclose information where such access or disclosure would or would reasonably be expected to violate or prejudice the rights of any customer, violate the terms of any contract, jeopardize attorney-client privilege or contravene any law, rule, regulation, order or judgment. The parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Oritani acknowledges that Valley may be involved in discussions concerning potential acquisitions of banks and other entities and Valley shall not be obligated to disclose such information to Oritani except as such information is publicly disclosed by Valley.

(b) Each party will hold any information that is confidential, proprietary or otherwise non-public in accordance with the Confidentiality Agreement.

5.6 Regulatory Matters.

(a) For the purposes of holding the Oritani Shareholders Meeting and the Valley Shareholders Meeting (each as defined in Section 5.7) and qualifying under applicable federal and state securities laws the Valley Common Stock to be issued to Oritani shareholders in connection with the Merger, as soon as practicable, but in no event later than sixty (60) days following the date of this Agreement, the parties shall (i) jointly prepare, and Valley shall file with the SEC, a Registration Statement on Form S-4, including a prospectus and (ii) jointly prepare, and Valley shall file with the SEC, a proxy statement, satisfying all applicable requirements of applicable state and federal laws, including the Securities Act, the Exchange Act and applicable state securities laws and the rules and regulations thereunder (such proxy statement and prospectus in the form mailed by Valley and Oritani to its respective shareholders together with any and all amendments or supplements thereto, being herein referred to as the “Joint Proxy Statement-Prospectus” and the various documents to be filed by Valley under the Securities Act with the SEC to register the Valley Common Stock for sale, including the Joint Proxy Statement-Prospectus, are referred to herein as the “Registration Statement”). Prior to the filing of the Joint Proxy Statement-Prospectus and the Registration Statement, each party shall consult with the other party with respect to such filings and shall afford the other party and their representatives reasonable opportunity to comment thereon.

(b) Each party shall furnish to the other party with such information concerning itself and its affiliates as is necessary in order to cause the Joint Proxy Statement-Prospectus and Registration Statement to comply with Section 5.6(a) hereof. Each party agrees promptly to advise the other party if at any time prior to the Effective

Time, any information provided by such party in the Joint Proxy Statement-Prospectus or Registration Statement becomes incorrect or incomplete in any material respect and promptly to provide the information needed to correct such inaccuracy or omission. Each party shall promptly furnish to the other party such supplemental information as may be necessary in order to cause the Joint Proxy Statement-Prospectus or Registration Statement to comply with Section 5.6(a) hereof. The information relating to a party to be provided for inclusion or incorporation by reference in the Joint Proxy Statement-Prospectus or Registration Statement, any filing pursuant to Rule 165 or Rule 425 under the Securities Act, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

(c) Valley shall as promptly as practicable make such filings, if any, as are necessary in connection with the offering of the Valley Common Stock with applicable state securities agencies and shall use all reasonable efforts to qualify the offering of such stock under applicable state securities laws at the earliest practicable date. Oritani shall promptly furnish Valley with such information regarding Oritani shareholders as Valley requires to enable it to determine what filings are required hereunder. Oritani authorizes Valley to utilize in such filings the information concerning Oritani and the Bank provided to Valley in connection with, or contained in, the Joint Proxy Statement-Prospectus. Valley shall furnish Oritani’s counsel with copies of all such filings and keep Oritani advised of the status thereof. Valley shall promptly notify Oritani of all communications, oral or written, with the SEC concerning the Registration Statement and the Joint Proxy Statement-Prospectus.

(d) Valley shall cause the Valley Common Stock issuable pursuant to the Merger (including shares of Valley Common Stock to be reserved for issuance upon the exercise of Valley Stock Options), to be listed on NASDAQ at the Effective Time.

(e) The parties hereto will cooperate with each other and use all reasonable efforts to prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, approvals and authorizations of all third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement as soon as possible, including, without limitation, those required by the OCC, the FRB, NASDAQ, the Department of Treasury of the State of New Jersey and the Secretary of State of the State of Delaware. The parties shall each have the right to review in advance and comment on all information relating to the other, as the case may be, which appears in any filing made with, or written material submitted to, any third party or governmental body in connection with the transactions contemplated by this Agreement. Valley and VNB shall use their best efforts to cause their applications to the OCC and the application or waiver request to the FRB to be filed within sixty (60) days of the date of this Agreement. Oritani shall cooperate with Valley to provide all information requested in writing by Valley to complete such application within ten (10) days of request from Valley. Valley shall provide to Oritani drafts of all filings and applications referred to in this Section 5.6(e) and shall give Oritani the opportunity to comment thereon prior to their filing. Notwithstanding the foregoing, nothing contained herein shall be deemed to require Valley or Oritani to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of governmental entities that would reasonably be expected to have a Material Adverse Effect on Valley following the merger, taken as a whole, after giving effect to the Merger (a “Materially Burdensome Regulatory Condition”). In furtherance and not in limitation of the foregoing, each of Valley and Oritani shall use its reasonable best efforts to, and cause its Subsidiaries to use reasonable best efforts to, (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, and (ii) avoid or eliminate each and every impediment under any applicable law so as to enable the Closing to occur as soon as possible; provided, however, that nothing contained in this Agreement shall require Valley or Oritani to take any actions specified in this Section 5.6(e) that would reasonably be expected to constitute or result in a Materially Burdensome Regulatory Condition.

(f) Each of the parties will promptly furnish each other with copies of written communications received by them or any of their respective Subsidiaries from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

(g) Between the date of this Agreement and the Effective Time, Oritani shall cooperate with Valley, consistent with legal requirements, to prepare and assist for the prompt conversion of Oritani’s systems and procedures post-closing and other post-closing merger integration.

(h) Oritani acknowledges that Valley is in or may be in the process of acquiring other bank holding companies, banks, financial institutions, and/or other entities and that in connection with other acquisitions, information concerning Oritani may be required to be included in the registration statements, if any, for the issuance of securities of Valley or in Valley Reports in connection with other acquisitions. Oritani agrees to provide Valley with any information, certificates, documents or other materials about Oritani as are reasonably necessary to be included in such other SEC reports or registration statements, including the Registration Statement referenced in Section 5.6(a) and any other registration statements which may be filed by Valley prior to the Effective Time. Oritani shall use its reasonable efforts to cause its attorneys and accountants to provide Valley and any underwriters for Valley with any consents, opinion letters, reports or information which are necessary to complete the registration statements and applications for any other acquisition or issuance of securities. Valley shall reimburse Oritani for all expenses reasonably incurred by Oritani related to another acquisition by Valley. Valley shall not file with the SEC any registration statement or amendment or supplement containing information regarding Oritani unless Oritani shall have consented to the disclosure contained in the filing, which consent shall not be unreasonably delayed or withheld.

5.7 Approval of Shareholders.

(a) The Oritani Board of Directors will, subject to the qualification set forth in Section 5.3(b) hereof, take all steps necessary to duly call, give notice of, convene and hold a meeting of the shareholders of Oritani (such meeting or any adjournment thereof, the “Oritani Shareholders Meeting”) for the purpose of securing the approval of the shareholders of Oritani of the Merger and this Agreement and use its commercially reasonable best efforts to obtain, as promptly as practicable, such approval. Oritani and Valley will cooperate with respect to each of the foregoing matters. Contemporaneously with the execution of this Agreement, Oritani shall cause each of the directors of Oritani in their capacity as shareholders to execute and deliver to Valley a Voting Agreement.

(b) The Valley Board of Directors shall (i) take all steps necessary to duly call, give notice of, convene and hold a meeting of the shareholders of Valley (such meeting or any adjournment thereof, the “Valley Shareholders Meeting”) for the purpose of securing the approval of the shareholders of Valley of the issuance of shares of Valley Common Stock in connection with the Merger and this Agreement and use its commercially reasonable best efforts to obtain, as promptly as practicable, such approval and (ii) recommend to the shareholders of Valley the approval of such stock issuance. Oritani and Valley will cooperate with respect to each of the foregoing matters.

5.8 Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to satisfy the conditions to the Closing and to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, using reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement and using its best efforts to prevent the breach of any representation, warranty, covenant or agreement of such party contained or referred to in this Agreement and to promptly remedy the same. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary action. Nothing in this section shall be construed to require any party to participate in any threatened or actual legal, administrative or other proceedings (other than proceedings, actions or investigations to which it is otherwise a party or subject or threatened to be made a party or subject) in connection with the consummation of the transactions contemplated by this Agreement unless such party shall consent in advance and in writing to such participation and the other party agrees to reimburse and indemnify such party for and against any and all costs and damages related thereto.

5.9 Public Announcements. Oritani and Valley will consult with each other before issuing, and will cooperate with each other in the development and distribution of, all press releases and any other public disclosure with respect to this Agreement or any of the transactions contemplated hereby and will not issue any press release or written statement for general circulation relating to the transactions contemplated hereby or make any such public statements without the prior consent of the other party, which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after consultation with the other party), issue such press release or public statements as may be required by applicable law or the rules and regulations of any stock exchange.

5.10 Failure to Fulfill Conditions. In the event that Valley or Oritani determines that a material condition to its obligation to consummate the transactions contemplated hereby cannot be fulfilled on or prior to April 30, 2020 (the “Cutoff Date”) and that it will not waive that condition, it will promptly notify the other party. Oritani and Valley will promptly inform the other of any facts applicable to Oritani or Valley, respectively, or their respective directors or officers, that would be likely to prevent or materially delay approval of the Merger by any Governmental Entity or which would otherwise prevent or materially delay completion of the Merger.

5.11 Disclosure Delivery and Disclosure Supplements. From time to time prior to the Effective Time, each party hereto will promptly supplement or amend (by written notice to the other) its respective disclosure schedules delivered pursuant hereto with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such schedules or which is necessary to correct any information in such schedules which has been rendered materially inaccurate thereby. If the disclosure contained in any such supplement (i) relates to events occurring before the execution of this Agreement or (ii) alone or together with other supplements or amendments materially adversely affects the representation to which the amendment or supplement relates, the party receiving the amendment or supplement may determine not to accept it as a modification of the relevant representation. Notice of such determination, if made, shall be given by the receiving party to the other party not later than ten (10) days after it received the disclosure in question. If such notice is not timely given, or if the disclosure in question did not contain any matter of the nature specified in clause (i) or (ii) of the second preceding sentence, the relevant representation shall be deemed modified by the disclosure in the amendment or supplement with the same effect as though that disclosure had been included in the relevant disclosure schedule as furnished prior to execution of this Agreement.

5.12 Indemnification.

(a) For a period of six years after the Effective Time, to the fullest extent permitted by law, Valley shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director or officer of Oritani or its Subsidiaries (collectively, the “Oritani Indemnitees”) against any and all claims, damages, liabilities, losses, costs, charges, expenses (including, without limitation, reasonable costs of investigation, and the reasonable fees and disbursements of legal counsel and other advisers and experts as incurred), judgments, fines, penalties and amounts paid in settlement, asserted against, incurred by or imposed upon any Oritani Indemnitee by reason of the fact that he or she is or was a director or officer of Oritani or its Subsidiaries, acted as a director or officer of a third party at the request of Oritani or its Subsidiaries or acted as a benefits plan fiduciary, in connection with, arising out of or relating to any threatened, pending or completed claim, action, suit or proceeding (whether civil, criminal, administrative or investigative) (each a “Claim” and collectively, “Claims”), including without limitation any Claim which is based upon, arises out of or in any way relates to the Merger, this Agreement, any of the transactions contemplated by this Agreement, the Oritani Indemnitee’s service as a member of the Board of Directors of Oritani or any of its Subsidiaries or any committee thereof, the events leading up to the execution of this Agreement, any statement, announcement, recommendation or solicitation made in connection therewith or related thereto and any breach of any duty in connection with any of the foregoing, in each case to the fullest extent which Oritani or any of its Subsidiaries, as applicable, would have been permitted under any applicable law and the Oritani Charter Documents had the Merger not occurred (and Valley shall also advance expenses as incurred to the fullest extent so permitted); provided, however, that all rights to indemnification in respect of any Claim asserted or made within such six year period shall continue until the final disposition of such Claim.

(b) From and after the Effective Time, Valley shall assume and honor any obligation of Oritani immediately prior to the Effective Time with respect to the indemnification of the Oritani Indemnitees arising out of the Oritani Charter Documents of Oritani or arising out of any written indemnification agreements between Oritani and such persons disclosed in the Oritani Disclosure Schedule, as if such obligations were pursuant to a contract or arrangement between Valley and such Oritani Indemnitees.

(c) In the event Valley or any of its successors or assigns (i) reorganizes or consolidates with or merges into or enters into another business combination transaction with any other person or entity and is not the resulting, continuing or surviving corporation or entity of such consolidation, merger or transaction, or (ii) liquidates, dissolves or transfers all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provision, if necessary, shall be made so that the successors and assigns of Valley assume the obligations set forth in this Section 5.12.

(d) Valley shall cause Oritani’s and the Bank’s officers and directors to be covered, for a period of six years after the Effective Time, at Oritani’s option, under (i) Valley’s then current officers’ and directors’ liability insurance policy (providing substantially similar coverage to Oritani’s and the Bank’s officers and directors as such officers and directors had under Oritani’s existing policy), or (ii) an extension of Oritani’s existing officers’ and directors’ liability insurance policy or a substitute therefor, the material terms of which, including coverage and amount, are no less favorable in any material respect to covered persons than Oritani’s existing officers’ and directors’ liability insurance policy as of the date hereof. However, Valley shall only be required to insure such persons upon terms and for coverages substantially similar to Oritani’s existing officers’ and directors’ liability insurance, and if such coverage over a six year period would in the aggregate cost more than 200% of the annual premium currently paid by Oritani for such coverage, then Valley shall be required only to obtain such coverage as may be obtained by an expenditure equal to 200% of the annual premium currently paid by Oritani for such coverage.

(e) Any Oritani Indemnitee wishing to claim indemnification under this Section 5.12 shall promptly notify Valley upon learning of any Claim, but the failure to so notify shall not relieve Valley of any liability it may have to such Oritani Indemnitee if such failure does not materially prejudice Valley.

5.13 Employment and Director Matters; Other Post-Closing Items.

(a) Except as otherwise set forth in the Oritani Disclosure Schedule, Valley and VNB hereby expressly agree to honor, effective from and after the Effective Time, each of the agreements entered into by Oritani’s executives on the date hereof and identified on the Oritani Disclosure Schedule and each of the Oritani Pension Plans, Oritani Welfare Plans and Oritani Benefit Plans as in effect as of the Effective Time, each in accordance with their respective terms.

(b) Subject to the foregoing, as soon as possible following consummation of the Merger, Valley will decide whether to continue each of the Oritani Pension Plans and/or the Oritani Welfare Plans for the benefit of employees of the Bank and Oritani, or to have such employees become covered under a Valley welfare plan in accordance with the terms of the relevant Valley pension and/or welfare plans provided there is no gap in time in health coverage or coverage under the Valley 401(k) plan for all employees and officers of Oritani who become employed by VNB. Subject to the foregoing, within two (2) years following consummation of the Merger, Valley shall make available to all employees and officers of Oritani who become employed by VNB coverage under the benefit plans generally available to VNB’s employees and officers (including pension and health and hospitalization) on the terms and conditions available to VNB’s employees and officers in Valley or VNB medical and dental plans for Oritani employees and their dependents. No prior existing condition limitation not currently imposed by Oritani or the Bank medical or dental plans shall be imposed with respect to Valley’s or VNB’s medical and dental plans on Oritani or Bank employees. Oritani and Bank employees shall receive credit for any deductibles and co-payments paid under Oritani’s and the Bank’s existing medical and dental plans. Oritani employees will be given credit for eligibility and vesting purposes (but not for benefit accrual purposes) under Valley’s or VNB’s medical, life, vacation, sick leave, disability and other welfare plans for prior service with Oritani, and Oritani’s and the Bank’s employees will be granted credit for such prior service with Oritani, solely for purposes of eligibility and vesting under Valley’s or VNB’s 401(k) plan. No Oritani employee will be given credit for prior service under Valley’s or VNB’s Pension Plan for any purpose.

(c) Valley and VNB will use reasonable efforts to retain Oritani and Bank employees following the Effective Time. Valley and VNB will endeavor to offer the Bank employees whose jobs are eliminated as a result of the Merger the opportunity to apply for open positions within Valley or VNB. In the event that Valley or VNB terminates or lays off a sufficient number of employees following the Effective Date to trigger a notice requirement under the Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable Law (“WARN Act”) with respect to (i) Oritani and Bank employees employed during the 90-day period preceding the Effective Time, and (ii) Oritani and Bank employees employed by Valley or VNB after the Effective Time, Valley shall be solely responsible for compliance with, and any liabilities incurred pursuant to, the WARN Act. Oritani and the Bank shall cooperate in providing information reasonably requested by Valley that is necessary for Valley to prepare and distribute notices that Valley may desire to provide prior to the Effective Time under the WARN Act.

(d) Except for Oritani and Bank employees who have individual severance or similar contractual agreement, following the consummation of the Merger and for one year thereafter, VNB shall pay severance to Oritani and Bank employees who are involuntarily terminated by Valley or VNB for reasons other than cause in an amount equal to two weeks salary for each year of service with Oritani and Bank, subject to a minimum of four weeks’ and a maximum of 26 weeks’ severance pay.

(e) Within two weeks of the date of this Agreement, Valley and VNB, with the cooperation of Oritani and the Bank, will develop, and thereafter implement and communicate to key employees of Oritani and the Bank identified as such by VNB executives together with the Chief Executive Officer and Chief Financial Officer of Oritani, a retention program, designed to retain the services of such key employees through the Effective Time and thereafter until one hundred and eighty (180) days following the Closing Date or such earlier or later time as Valley and VNB may determine consistent with their respective business needs.

(f) Within thirty (30) days prior to the Closing Date, Oritani and the Bank shall terminate the plans and arrangements set forth on the Oritani Disclosure Schedule and the amounts set forth in such Oritani Disclosure Schedule shall be payable to the participants of such plans.

(g) The Oritani Employee Stock Ownership Plan (the “ESOP”) and any related agreement shall be terminated on the Closing Date (all shares held by the ESOP shall be converted into the right to receive the Merger Consideration), subject to the preparation of a termination amendment setting forth the terms of termination and allocation and distribution of the ESOP assets. Any outstanding ESOP indebtedness shall be repaid from unallocated Oritani Common Stock held in the ESOP’s suspense account which shall be converted into Valley Common Stock at the Exchange Ratio and repurchased by Valley. The balance of the unallocated shares of Oritani Common Stock and any other assets remaining unallocated shall be allocated to ESOP participants (subject to the receipt of a favorable determination letter from the IRS as provided for below), as provided for in the ESOP (as amended for termination or unless otherwise required by applicable law). Prior to the Effective Time, Oritani, and following the Effective Time, Valley, shall use their commercially reasonable efforts in good faith to obtain such favorable determination letter (including, but not limited to, making such changes to the ESOP and the proposed allocations as may be requested by the IRS as a condition to its issuance of a favorable determination letter). Oritani, and following the Effective Time, Valley, will adopt such amendments to the ESOP as may be reasonably required by the IRS as a condition to granting such favorable determination letter on termination. Neither Oritani nor, following the Effective Time, Valley, shall make any distribution from the ESOP to any Oritani Employees who continue employment with Valley, except as may be required by applicable law or the terms of the ESOP, until receipt of such favorable determination letter. In the case of a conflict between the terms of this Section 5.13(g) and the terms of the ESOP, the terms of the ESOP shall control; however, in the event of any such conflict, Oritani before the Merger, and Valley after the Merger, shall use their commercially reasonable efforts to cause the ESOP to be amended to conform to the requirements of this Section 5.13(g).

5.14 Tax-Free Reorganization Treatment.

(a) The parties intend that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Code and that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income Tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each of Oritani and Valley shall use its commercially reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Following the Effective Time, neither Valley nor any affiliate shall knowingly take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken, which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(b) As of the date hereof, Oritani does not know of any reason why it would not be able to deliver to counsel to Valley and counsel to Oritani certificates substantially in compliance with IRS published advance ruling guidelines, with reasonable or customary exceptions and modifications thereto (the “IRS Guidelines”), to enable counsel to Valley and counsel to Oritani to deliver the legal opinions contemplated by Section 6.1(d), and Oritani hereby agrees to deliver such certificates effective as of the date of such opinions to counsel to Valley and counsel to Oritani.

(c) As of the date hereof, Valley does not know of any reason why it would not be able to deliver to counsel to Valley and counsel to Oritani certificates substantially in compliance with the IRS Guidelines, with reasonable or customary exceptions and modifications thereto, to enable counsel to Valley and counsel to Oritani to deliver the legal opinions contemplated by Section 6.1(d), and Valley hereby agrees to deliver such certificates effective as of the date of such opinions to counsel to Valley and counsel to Oritani.

5.15 Bank Policies and Bank Mergers. Notwithstanding that Oritani believes that it has established all reserves and taken all provisions for possible loan losses required by GAAP and applicable laws, rules and regulations, Oritani recognizes that Valley may have adopted different loan, accrual and reserve policies (including loan classifications and levels of reserves for possible loan losses). From and after the date of this Agreement to the Effective Time and in order to formulate the plan of integration for the Bank Merger, Oritani and Valley shall consult and cooperate with each other with respect to (i) conforming to the extent appropriate, based upon such consultation, Oritani’s loan, accrual and reserve policies and Oritani’s other policies and procedures regarding applicable regulatory matters, including without limitation FRB, Bank Secrecy Act and FDIC matters, to those policies of Valley as Valley may reasonably identify to Oritani from time to time, (ii) conforming, based upon such consultation, the composition of the investment portfolio and overall asset/liability management position of Oritani and the Bank to the extent appropriate, and (iii) developing a plan for the conversion of Oritani’s systems and processes to those of Valley’s so that such conversion can be implemented as soon as practicable following the Effective Time; provided that any required change in Oritani’s practices in connection with the matters described above need not be effected (A) more than five days prior to the Effective Time and (B) unless and until all necessary regulatory, governmental and shareholder approvals and consents have been received, all statutory waiting periods in respect thereof have expired and Valley agrees in writing that all conditions precedent to the Closing have occurred (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing). No accrual or reserve made by Oritani or any Oritani Subsidiary pursuant to this subsection, or any litigation or regulatory proceeding arising out of any such accrual or reserve, shall constitute or be deemed to be a breach or violation of any representation, warranty, covenant, condition or other provision of this Agreement or to constitute a termination event within the meaning of Section 7.1(e) or Section 7.1(f) hereof.

5.16 Section 16 Matters. Prior to the Effective Time, the parties will each take such steps as may be reasonably necessary or appropriate to cause any disposition of shares of Oritani Common Stock or conversion of any derivative securities in respect of shares of Oritani Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Section 16(b) of the Exchange Act.

5.17 Shareholder Litigation. Oritani shall give Valley the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation against Oritani and/or its directors or other affiliates relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Valley’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

5.18 Transaction Expenses of Oritani.

(a) For planning purposes, Oritani shall, within 30 days from the date hereof, provide Valley with its estimated budget of transaction-related expenses reasonably anticipated to be payable by Oritani in connection with this transaction based on facts and circumstances currently known, including the fees and expenses of counsel, accountants, investment bankers and other professionals. Oritani shall promptly notify Valley if or when it determines that it will expect to exceed its budget. Prior to signing this Agreement, Oritani has disclosed to Valley the method by which the fees of its investment bankers, accountants and counsel in connection with this transaction are to be determined, and has disclosed to Valley the expected fees of KBW and Oritani’s accountants and counsel in connection with this transaction.

(b) Promptly, but in any event within 30 days after the execution of this Agreement, Oritani shall ask all of its attorneys and other professionals to render current and correct invoices for all unbilled time and disbursements. Oritani shall accrue and/or pay all of such amounts as soon as possible.

(c) Oritani shall cause its professionals to render monthly invoices within 30 days after the end of each month. Oritani shall notify Valley monthly of all out-of-pocket expenses which Oritani has incurred in connection with this transaction.

(d) Valley, in reasonable consultation with Oritani, shall make all arrangements with respect to the printing and mailing of the Proxy Statement-Prospectus.

5.19 Representation on Valley Board and VNB Board. Prior to the Closing, the Board of Directors of Valley and the Board of Directors of VNB each shall increase by one (1) the number of directors constituting the entire Boards of Directors of Valley and VNB, respectively, effective as of and contingent upon the occurrence of the Effective Time, and shall duly appoint Kevin J. Lynch, or, if Kevin J. Lynch is unwilling or unable to serve, another designee to be selected by the Board of Directors of Valley from the current Oritani Board of Directors (the “Director Designee”), to become a director of Valley and VNB, effective as of and contingent upon the occurrence of the Effective Time. At a minimum, Valley shall nominate and recommend Kevin J. Lynch or the Director Designee for election by Valley shareholders at Valley’s 2020 annual shareholder meeting and Valley, as sole shareholder of VNB, shall appoint or elect Kevin J. Lynch, or the Director Designee, to the board of directors of VNB for the year ended December 31, 2020. Kevin J. Lynch or the Director Designee shall be subject to Valley’s customary background screening and evaluation procedures for potential directors and must meet all criteria set forth in Valley’s governance principles with respect to qualifications for directors and shall qualify as an independent director under NASDAQ rules.

ARTICLE VI. - CLOSING CONDITIONS

6.1 Conditions of Each Party’s Obligations Under this Agreement. The respective obligations of each party under this Agreement to consummate the Merger shall be subject to the satisfaction, or, where permissible under applicable law, waiver at or prior to the Effective Time of the following conditions:

(a) Approval of Shareholders. This Agreement and the transactions contemplated hereby shall have been duly adopted and approved by the requisite vote of the shareholders of Oritani. The issuance of Valley Common Stock in connection with the Merger shall have been approved by the requisite vote of the shareholders of Valley.

(b) Regulatory Approvals. All regulatory or governmental approvals and consents (including without limitation any required approval of the OCC and any approval or waiver required by the FRB) required to consummate the transactions contemplated hereby shall have been obtained. All conditions required to be satisfied prior to the Effective Time by the terms of such approvals and consents shall have been satisfied and all statutory waiting periods in respect thereof shall have expired. Valley and VNB and Oritani and the Bank shall have taken all necessary action to consummate the Bank Merger immediately after the Effective Time.

(c) Suits and Proceedings. No order shall be outstanding against a party or its Subsidiaries or a third party that would have the effect of preventing completion of the Merger or the Bank Merger; and no suit, action or other proceeding shall be pending or threatened by any Governmental Entity seeking to restrain or prohibit the Merger or the Bank Merger.

(d) Tax Opinions. Valley shall have received a written opinion from Day Pitney LLP, counsel to Valley, and Oritani shall have received a written opinion from Luse Gorman P.C., counsel to Oritani, each dated as of the Closing Date, based on the facts, representations, assumptions and exclusions set forth or described in each such opinion, and in form and substance reasonably satisfactory to Valley and Oritani, to the effect that (i) the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code; (ii) Oritani and Valley will each be a party to such reorganization within the meaning of Section 368(b) of the Code; and (iii) no gain or loss will be recognized by holders of Oritani Common Stock upon the receipt of shares of Valley Common Stock in exchange for their shares of Oritani Common Stock, except to the extent of any cash received. Such counsel shall be entitled to rely upon representation letters from each of Valley and Oritani, in each case, in form and substance as reasonably requested by such counsel and reasonably satisfactory to such counsel. Such representation letters shall be dated as of the date of such opinion.

(e) NASDAQ Listing. The Valley Common Stock to be issued in connection with the Merger (including shares of Valley Common Stock to be reserved for issuance upon exercise of Valley Stock Options) shall have been approved for listing on NASDAQ.

(f) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

6.2 Conditions to the Obligations of Valley Under this Agreement. The obligations of Valley under this Agreement to consummate the Merger shall be further subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties; Performance of Obligations of Oritani. Each of the representations and warranties of Oritani contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations and warranties which, individually or in the aggregate, have not had a Material Adverse Effect on Oritani (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality and “Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded), provided, however, that Oritani’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached for any purpose in this Agreement as a result of effects arising solely from actions taken in compliance with a written request of Valley. Oritani shall have performed in all material respects the agreements, covenants and obligations necessary to be performed by it prior to the Closing Date.

(b) Certificates. Oritani shall have furnished Valley with such certificates of its officers or other documents to evidence fulfillment of the conditions set forth in this Section 6.2 as Valley may reasonably request.

6.3 Conditions to the Obligations of Oritani Under this Agreement. The obligations of Oritani under this Agreement to consummate the Merger shall be further subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties; Performance of Obligations of Valley. Each of the representations and warranties of Valley contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations and warranties which, individually or in the aggregate, have not had a Material Adverse Effect on Valley (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality and “Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded). Valley shall have performed in all material respects the agreements, covenants and obligations necessary to be performed by it prior to the Closing Date.

(b) Certificates. Valley shall have furnished Oritani with such certificates of its officers or other documents to evidence fulfillment of the conditions set forth in this Section 6.3 as Oritani may reasonably request.

ARTICLE VII. - TERMINATION

7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Oritani:

(a) by mutual consent of Oritani and Valley;

(b) by either Valley or Oritani upon written notice to the other party if the approval of any Governmental Entity required for consummation of the Merger and the other transactions contemplated by this Agreement is denied by final, non-appealable action of such Governmental Entity; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, such action;

(c) by either Valley or Oritani, if the Merger shall not have been consummated on or before the Cutoff Date (or such later date as shall have been agreed to in writing by Valley and Oritani), provided, however, that no party may terminate this Agreement pursuant to this Section 7.1(c) if the failure of the Closing to have occurred on or before the Cutoff Date was due to such party’s material breach of any representation, warranty, covenant or agreement contained herein;

(d) by either Valley or Oritani if (i) the approval of the shareholders of Oritani required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof, or (ii) the approval of the shareholders of Valley required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof;

(e) by either Valley or Oritani (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within thirty (30) days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Cutoff Date, and which breach of a representation or warranty, would, individually or in the aggregate with other breaches, (i) result in a Material Adverse Effect with respect to the party committing such breach, or (ii) result in one or more of the conditions set forth in Sections 6.1, 6.2 (in case of a termination by Valley) or 6.3 (in case of termination by Oritani) not to be satisfied or not capable of being satisfied by the Cutoff Date;

(f) by either Valley or Oritani (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach is not cured within thirty (30) days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Cutoff Date, and which breach of a representation, warranty or covenant, would, individually or in the aggregate with other breaches, (i) result in a Material Adverse Effect with respect to the party committing such breach, or (ii) result in one or more of the conditions set forth in Sections 6.1, 6.2 (in case of a termination by Valley) or 6.3 (in case of termination by Oritani) not to be satisfied or not capable of being satisfied by the Cutoff Date;

(g) by the Board of Directors of Valley if, (I) prior to receipt of the Oritani Shareholder Approval, Oritani or the Oritani Board of Directors (or any committee thereof) has (A) effected a Oritani Subsequent Determination or approved, adopted, endorsed or recommended any Acquisition Proposal, (B) failed to recommend the Merger and the approval of this Agreement by the shareholders of Oritani or failed to publicly re-affirm its recommendation of the Merger within five days after receipt from Valley of a written request to do so, (C) breached the terms of Section 5.3 in any material respect adverse to Valley, or (D) in response to the commencement (other than by Valley or a Subsidiary thereof) of a tender offer or exchange offer for 10% or more of the outstanding shares of Oritani Common Stock, recommended that the shareholders of Oritani tender their shares in such tender or exchange offer or otherwise failed to recommend that such shareholders reject such tender offer or exchange offer promptly upon written request of Valley, or (II) any other event occurs that gives rise to the payment of a Termination Fee (as hereafter defined) and Termination Expenses (as hereafter defined) pursuant to Section 7.3 of this Agreement;

(h) by Oritani if, prior to receiving Oritani Shareholder Approval, (i) Oritani has received a Superior Proposal, and in accordance with Section 5.3 of this Agreement, has entered into an acquisition agreement with respect to the Superior Proposal, or (ii) if Oritani’s Board of Directors determines in good faith, after consultation with Oritani’s outside financial advisors and outside legal counsel, that the failure of Oritani’s Board of Directors to effect a Oritani Subsequent Determination would be inconsistent with its fiduciary duties under applicable law, but only if prior to terminating this Agreement, Oritani (A) pays to Valley the Termination Fee and Termination Expenses and (B) delivers to Valley a release signed by the parties to such acquisition agreement and any entity that controls such parties, which release shall irrevocably waive any right the releasing parties may have to challenge the payment to Valley of the Termination Fee and the payment to Valley of the Termination Expenses;

(i) by Valley if one or more of the conditions set forth in Sections 6.1 and 6.2 are not satisfied and are not capable of being satisfied by the Cutoff Date;

(j) by Oritani if one or more of the conditions set forth in Sections 6.1 and 6.3 are not satisfied and are not capable of being satisfied by the Cutoff Date; or

(k) by Oritani, if the board of directors of Oritani so determines by a majority vote of its members, in the event that, as of the Determination Date, both of the following conditions are satisfied:

(i) the Average Determination Price shall be less than 80% of the Valley Starting Price; and

(ii) (A) the number obtained by dividing the Average Determination Price by the Valley Starting Price (such number, the “Valley Ratio”) is less than (B) the number obtained by dividing the Final Index Price by the Initial Index Price and subtracting 0.20 from such quotient (such number, the “Index Ratio”).

If Oritani elects to exercise its termination right pursuant to this Section 7.1(k), it shall give written notice to Valley not later than the end of the third business day next following the Determination Date. During the five business day period commencing with its receipt of such notice, Valley may, at its option, increase the Exchange Ratio to a number equal to the lesser of (x) a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is equal to the product of the Exchange Ratio (as then in effect) and the Index Ratio, and the denominator of which is equal to the Valley Ratio, or (y) a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the product of the Exchange Ratio (as then in effect), the Valley Starting Price and 0.80, and the denominator of which is the Average Determination Price. If Valley makes an election contemplated by the preceding sentence within such five (5) business day period, it shall give prompt written notice to Oritani of such election and the revised Exchange Ratio and no termination shall have occurred pursuant to this Section 7.1(k) and this Agreement shall remain in effect in accordance with its terms (except that the Exchange Ratio shall be modified), and any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 7.1(k).

If the outstanding shares of Valley Common Stock or any company belonging to the Index shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the date of the Agreement and the Determination Date, the prices for the common stock of such company will be appropriately adjusted.

For purposes of this Section 7.1(k), the following terms shall have the meanings set forth below:

“Average Determination Price” of the Valley Common Stock shall mean the VWAP of the Valley Common Stock for the ten (10) trading day period ending on the trading date immediately preceding the Determination Date, rounded to the nearest one-tenth of a cent.

“Determination Date” means the date on which the last required approval of a Governmental Entity is obtained with respect to the Merger, without regard to any requisite waiting period.

“Final Index Price” means the average, rounded to the nearest one-tenth of a cent, of the closing prices of the Index for the same trading days used in calculating the Average Determination Price.

“Index” means the KBW NASDAQ Regional Banking Index (the “KRX”) or, if such Index is not available, such substitute or similar index as substantially replicates the KRX.

“Initial Index Price” means the average, rounded to the nearest one-tenth of a cent, of the closing prices of the Index for the same trading days used in calculating the Valley Starting Price.

“Valley Starting Price” shall mean the VWAP of the Valley Common Stock for the ten trading day period ending on the day immediately preceding the date of this Agreement, rounded to the nearest one-tenth of a cent.

7.2 Effect of Termination. In the event of termination of this Agreement by either Valley or Oritani as provided in Section 7.1, this Agreement shall forthwith become void and have no effect except that (i) Sections 5.5(b), 5.9, Articles VII and VIII and the Confidentiality Agreement shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, in the event that either of the parties shall willfully default in its obligations hereunder, the non-defaulting party may pursue any remedy available at law or in equity to enforce its rights and shall be paid by the willfully defaulting party for all damages, costs and expenses, including without limitation legal, accounting, investment banking and printing expenses, incurred or suffered by the non-defaulting party in connection herewith or in the enforcement of its rights hereunder.

7.3 Termination Fee; Expenses.

(a) In the event that at any time after the date of this Agreement Valley or Oritani shall terminate this Agreement pursuant to Section 7.1(e) or 7.1(f), then the breaching party shall pay to the non-breaching party on the date of such termination, by wire transfer of immediately available funds, an amount equal to the out-of-pocket expenses incurred by Valley in connection with the transactions contemplated by this Agreement (as itemized by the non-breaching party), up to $1.8 million (the “Termination Expenses”).

(b) In the event that:

(i) (A) an Acquisition Proposal (whether or not conditional) or intention to make an Acquisition Proposal (whether or not conditional) shall have been made directly to Oritani’s shareholders or otherwise publicly disclosed or otherwise communicated or made known to senior management of Oritani or Oritani Board of Directors and (B) this Agreement is thereafter terminated (x) by Oritani or Valley pursuant to Section 7.1(c) or Section 7.1(d)(i) (but only if, in the case of a termination pursuant to Section 7.1(d)(i), the Registration Statement shall have been declared effective no later than sixty (60) days prior to the Cutoff Date), or (y) by Valley pursuant to Section 7.1(e) or Section 7.1(f), then, (I) Oritani shall pay to Valley, immediately upon such termination, by wire transfer of immediately available funds, the Termination Expenses, and, (II) if within 12 months after such termination, Oritani or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates a transaction contemplated by, any Acquisition Proposal (which, in each case, need not be the same Acquisition Proposal that shall have been made, publicly disclosed or communicated prior to termination hereof), then Oritani shall pay Valley, on the earlier of the date of such execution or consummation, by wire transfer of immediately available funds, a fee of $28 million (the “Termination Fee”); or

(ii) this Agreement is terminated by Valley pursuant to Section 7.1(g) or by Oritani pursuant to Section 7.1(h), then Oritani shall pay Valley, immediately upon such termination, by wire transfer of immediately available funds, the Termination Fee and Termination Expenses.

(iii) Notwithstanding anything to the contrary set forth in this Agreement, if Oritani pays or causes to be paid to Valley the Termination Fee, neither Oritani nor the Bank (or any successor in interest of Oritani or the Bank) nor any of their officers, directors or affiliates will have any further obligations or liabilities to Valley or VNB with respect to this Agreement or the transactions contemplated by this Agreement and, except in the case of fraud or willful misconduct, payment of the Termination Fee shall be the sole and exclusive remedy of Valley in the event of termination of this Agreement on the bases specified in Sections 7.3(b)(i) and 7.3(b)(ii) above.

For purposes of Section 7.3(b)(i), the term “Acquisition Proposal” shall have the meaning ascribed thereto in Section 5.3(d)(i) except that references in Section 5.3(d)(i) to “25%” shall be replaced by “50%”.

ARTICLE VIII. - MISCELLANEOUS

8.1 Expenses. Except as expressly set forth in Article VII, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including legal, accounting and investment banking fees and expenses) shall be borne by the party incurring such costs and expenses.

8.2 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by electronic mail with confirming copy sent the same day by registered or certified mail, postage prepaid, as follows:

(a)	If to Valley, to:

Valley National Bancorp

1455 Valley Road

Wayne, NJ 07470

Attn.: Ira Robbins, President and CEO

E-mail: irobbins@valley.com

Copy to:

Valley National Bancorp

1455 Valley Road

Wayne, NJ 07470

Attn.: Ronald H. Janis, Esq., Senior Executive Vice President

and General Counsel

E-mail: rjanis@valley.com

and to:

Day Pitney LLP

1 Jefferson Road

Parsippany, NJ 07054

Attn.: Michael T. Rave, Esq.

E-mail: mrave@daypitney.com

(b)	If to Oritani, to:

Oritani Financial Corp

370 Pascack Road

Township of Washington, NJ 07676

Attn: Kevin J. Lynch, Chairman, President and CEO

E-mail:

Copy to:

Luse Gorman, PC

5335 Wisconsin Avenue, N.W.

Suite 780

Washington, DC 20015

Attn: John Gorman, Esq.

E-mail: jgorman@luselaw.com

or such other addresses as shall be furnished in writing by any party, and any such notice or communications shall be deemed to have been given as of the date so delivered or mailed.

8.3 Parties in Interest. This Agreement shall be binding upon and shall inure to the benefit of Valley and Oritani, and their respective successors. Nothing in this Agreement is intended to confer, expressly or by implication, upon any other person any rights or remedies under or by reason of this Agreement, except for the rights conferred upon Oritani Indemnitees pursuant to Section 5.12 hereof.

8.4 Entire Agreement. This Agreement, the Oritani Disclosure Schedule, the Valley Disclosure Schedule and the other documents, agreements and instruments executed and delivered pursuant to or in connection with this Agreement, contain the entire agreement among the parties hereto with respect to the transactions contemplated by this Agreement and supersede all prior negotiations, arrangements or understandings, written or oral, with respect thereto, other than the Confidentiality Agreement, which will survive the execution and delivery of this Agreement.

8.5 No Third Party Beneficiaries.

(a) Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than Valley and Oritani any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(b) Notwithstanding the foregoing clause, following the Effective Time (but not unless and until the Effective Time occurs), the provisions of Section 5.12 shall be enforceable by each Oritani Indemnitee described therein.

8.6 Severability. If any provision of this Agreement or the application thereof to any person (including the officers and directors of Oritani or Valley) or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination, the parties hereto will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties hereto.

8.7 Counterparts; PDF Signatures. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original. This Agreement may be executed and accepted by portable data file (pdf) signature and any such signature shall be of the same force and effect as an original signature.

8.8 Governing Law; Jurisdiction. This Agreement shall be governed by the laws of the State of New Jersey, without giving effect to the principles of conflicts of laws thereof. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby or thereby shall be brought exclusively in the United States District Court for the District of New Jersey or any New Jersey state court sitting in Passaic County, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocable waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. The consent to jurisdiction set forth in this Section 8.8 shall not constitute a general consent to service of process in the State of New Jersey and shall have no effect for any purpose except as provided in this Section 8.8. The parties hereto agree that final judgment in any suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

8.9 Descriptive Headings. The descriptive headings of this Agreement are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

8.10 Survival. All representations, warranties and agreements and covenants shall terminate as of the Effective Time except for those covenants and agreements included herein which by their terms apply in whole or in part after the Effective Time. The provisions of Section 5.5(b), Articles VII and VIII and the Confidentiality Agreement, shall survive the termination of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, Valley and Oritani have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

VALLEY NATIONAL BANCORP

By:	/s/ Ira Robbins
Name: Ira Robbins
Title: President and CEO

ORITANI FINANCIAL CORP.

By:	/s/ Kevin J. Lynch
Name: Kevin J. Lynch
Title: President and CEO

APPENDIX B

June 25, 2019

The Board of Directors

Oritani Financial Corp.

370 Pascack Road

Township of Washington, NJ 07676

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the common shareholders of Oritani Financial Corp. (“Oritani”) of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of Oritani with and into Valley National Bancorp (“Valley National”), pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between Oritani and Valley National. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), each share of common stock, par value $0.01 per share, of Oritani (“Oritani Common Stock”) issued and outstanding immediately prior to the Effective Time (other than Excluded Shares (as defined in the Agreement)), shall by virtue of the Merger and without any action on the part of Oritani, Valley National or the holder thereof, cease to be outstanding and shall be converted into and become the right to receive 1.60 shares of common stock, no par value per share, of Valley National (“Valley National Common Stock”). The ratio of 1.60 shares of Valley National Common Stock for one share of Oritani Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Merger are more fully set forth in the Agreement.

The Agreement further provides that, immediately following the Effective Time, Oritani Bank, a wholly-owned subsidiary of Oritani, shall be merged with and into Valley National Bank, a wholly-owned subsidiary of Valley National (“Valley National Bank”), with Valley National Bank as the surviving bank, pursuant to a separate bank merger agreement (such transaction, the “Bank Merger”).

KBW has acted as financial advisor to Oritani and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses (and further to existing sales and trading relationships between a KBW broker-dealer affiliate and each of Oritani and Valley National), may from time to time purchase securities from, and sell securities to, Oritani and Valley National. In addition, as a market maker in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Oritani or Valley National for our and their own respective accounts and for the accounts of our and their respective customers and clients. KBW employees may also from time to time maintain individual positions in Valley National Common Stock. As Oritani has previously been informed by KBW, such positions currently include an individual position in shares of Valley National Common Stock held by a senior member of the KBW advisory team providing services to Oritani in connection with the proposed Merger. We have acted exclusively for the board of directors of Oritani (the “Board”) in rendering this opinion and will receive a fee from Oritani for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, Oritani has agreed to indemnify us for certain liabilities arising out of our engagement.

Keefe, Bruyette & Woods, A Stifel Company

787 Seventh Avenue • New York, New York 10019

212-887-7777 • www.kbw.com

The Board of Directors – Oritani Financial Corp.

June 25, 2019

Other than in connection with this present engagement, in the past two years, KBW has not provided investment banking or financial advisory services to Oritani. In the past two years, KBW has provided investment banking and financial advisory services to Valley National and received compensation for such services. KBW acted as (i) financial advisor to Valley National in connection with its January 2018 acquisition of USAmeriBancorp, Inc. and (ii) book-running manager in Valley National’s July 2017 registered offering of preferred stock. We may in the future provide investment banking and financial advisory services to Oritani or Valley National and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Oritani and Valley National and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated June 21, 2019 (the most recent draft made available to us); (ii) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended June 30, 2018 of Oritani; (iii) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended September 30, 2018, December 31, 2018 and March 31, 2019 of Oritani; (iv) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2018 of Valley National; (v) the unaudited quarterly financial statements and Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 of Valley National; (vi) certain regulatory filings of Oritani and Valley National and their respective subsidiaries, including the quarterly reports on Form FR Y-9C and call reports filed with respect to each quarter during the three-year period ended June 30, 2018 as well as the quarters ended September 30, 2018, December 31, 2018 and March 31, 2019 (in the case of Oritani) and during the three-year period ended December 31, 2018 as well as the quarter ended March 31, 2019 (in the case of Valley National); (vii) certain other interim reports and other communications of Oritani and Valley National to their respective stockholders or shareholders; and (viii) other financial information concerning the businesses and operations of Oritani and Valley National that was furnished to us by Oritani and Valley National or which we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Oritani and Valley National; (ii) the assets and liabilities of Oritani and Valley National; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information for Oritani and Valley National with similar information for certain other companies the securities of which are publicly traded; (v) publicly available consensus “street estimates” of Oritani, as well as assumed long-term Oritani growth rates provided to us by Oritani management, all of which information was discussed with us by Oritani management and used and relied upon by us at the direction of such management and with the consent of the Board; (vi) publicly available consensus “street estimates” of Valley National, as well as assumed long-term Valley National growth rates provided to us by Valley National management, all of which information was discussed with us by Valley National management and used and relied upon by us based on such discussions, at the direction of Oritani management and with the consent of the Board; and (vii) estimates regarding certain pro forma financial effects of the Merger on Valley National (including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger) that were prepared by, and provided to and discussed with us by, Valley National management and that were used and relied upon by us based on such discussions, at the direction of Oritani management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions held by the managements of Oritani and Valley National regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have considered the results of the efforts undertaken by Oritani, with our assistance, to solicit indications of interest from third parties regarding a potential transaction with Oritani.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any

Keefe, Bruyette & Woods, A Stifel Company

787 Seventh Avenue • New York, New York 10019

212-887-7777 • www.kbw.com

The Board of Directors – Oritani Financial Corp.

June 25, 2019

responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of Oritani as to the reasonableness and achievability of the publicly available consensus “street estimates” of Oritani and the assumed Oritani long-term growth rates referred to above (and the assumptions and bases therefor), and we have assumed that all such information has been reasonably prepared and represents, or in the case of the Oritani “street estimates” referred to above that such estimates are consistent with, the best currently available estimates and judgments of such management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated. We have further relied, with the consent of Oritani, upon Valley National management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Valley National, the assumed Valley National long-term growth rates, and the estimates regarding certain pro forma financial effects of the Merger on Valley National (including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger), all as referred to above (and the assumptions and bases for all such information), and we have assumed that all such information has been reasonably prepared and represents, or in the case of the Valley National “street estimates” referred to above that such estimates are consistent with, the best currently available estimates and judgments of Valley National management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated.

It is understood that the portion of the foregoing financial information of Oritani and Valley National that was provided to us was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Oritani and Valley National, is based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions) and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of Oritani and Valley National and with the consent of the Board, that all such information provides a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Oritani or Valley National since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for Oritani and Valley National are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Oritani or Valley National, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Oritani or Valley National under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions (including, without limitation, the Bank Merger and the dividends on Oritani Common Stock permitted to be paid by Oritani prior to the consummation of the Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft reviewed by us and referred to above) with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of Oritani Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or

Keefe, Bruyette & Woods, A Stifel Company

787 Seventh Avenue • New York, New York 10019

212-887-7777 • www.kbw.com

The Board of Directors – Oritani Financial Corp.

June 25, 2019

governmental approval for the Merger or any related transactions and that all conditions to the completion of the Merger and any related transaction will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Oritani, Valley National or the pro forma entity, or the contemplated benefits of the Merger, including without limitation the cost savings and related expenses expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of Oritani that Oritani has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Oritani, Valley National, the Merger and any related transaction and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to the holders of Oritani Common Stock. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including, without limitation, the termination of Oritani’s Employee Stock Ownership Plan and any related agreement on the Closing Date (as defined in the Agreement)), including without limitation, the form or structure of the Merger or any such related transaction, any consequences of the Merger or any such related transaction to Oritani, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Oritani to engage in the Merger or enter into the Agreement; (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Oritani or the Board; (iii) the fairness of the amount or nature of any compensation to any of Oritani’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of Oritani Common Stock; (iv) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Oritani (other than the holders of Oritani Common Stock, solely with respect to the Exchange Ratio as described herein and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of Valley National or any other party to any transaction contemplated by the Agreement; (v) any adjustment (as provided in the Agreement) to the Exchange Ratio assumed for purposes of our opinion; (vi) the actual value of Valley National Common Stock to be issued in the Merger; (vii) the prices, trading range or volume at which Oritani Common Stock or Valley National Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which Valley National Common Stock will trade following the consummation of the Merger; (viii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement; or (ix) any legal, regulatory, accounting, tax or similar matters relating to Oritani, Valley National, their respective stockholders or shareholders, or relating to or arising out of or as a consequence of the Merger or any related transaction (including the Bank Merger), including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger, or to any holder of Oritani Common Stock or any shareholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation regarding whether or not any such stockholder or shareholder should enter into a voting,

Keefe, Bruyette & Woods, A Stifel Company

787 Seventh Avenue • New York, New York 10019

212-887-7777 • www.kbw.com

The Board of Directors – Oritani Financial Corp.

June 25, 2019

shareholders’, or affiliates’ agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such stockholder or shareholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of Oritani Common Stock.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, A Stifel Company

787 Seventh Avenue • New York, New York 10019

212-887-7777 • www.kbw.com

APPENDIX C

June 25, 2019

The Board of Directors

Valley National Bancorp

1455 Valley Road

Wayne, New Jersey 07470

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Valley National Bancorp (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “Transaction”) of the Company with Oritani Financial Corp. (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger (the “Agreement”) between the Company and the Merger Partner, the Merger Partner will merge with and into the Company, and each outstanding share of common stock, par value $0.01 per share, of the Merger Partner (the “Merger Partner Common Stock”), other than Excluded Shares (as defined in the Agreement), will be converted into the right to receive 1.60 shares (the “Exchange Ratio”) of the Company’s common stock, no par value (the “Company Common Stock”). We also understand that the Company has the right to adjust the Exchange Ratio as set forth in the Agreement upon a notice of termination of the Agreement by the Merger Partner under the circumstances specified in the Agreement (the “Exchange Ratio Adjustment”).

In connection with preparing our opinion, we have (i) reviewed a draft dated June 25, 2019 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Common Stock and the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to the businesses of each of the Company and the Merger Partner, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger Partner and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Merger Partner and the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Merger Partner or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. We are not experts in evaluating the adequacy of allowances for loan and lease losses of the Company or the Merger Partner with respect to their loan and lease portfolios and, accordingly, J.P. Morgan did not make an independent evaluation of the adequacy of the allowance for loan and lease losses of the Company or the Merger Partner and we have assumed, with your consent, that the respective allowances for loan and lease losses for both the Company and the Merger Partner, respectively, are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of the Company as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Agreement without any Exchange Ratio Adjustment, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratio in the proposed Transaction and we express no opinion as to the Exchange Ratio after giving effect to any Exchange Ratio Adjustment, as to the fairness of the Exchange Ratio to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Merger Partner Common Stock or the Company Common Stock will trade at any future time.

We were not requested to and did not provide advice concerning the structure, the specific Exchange Ratio, or any other aspects of the Transaction, or to provide services other than the delivery of this opinion. We also note that we did not participate in negotiations with respect to the terms of the Transaction and related transactions.

We will receive a fee from the Company for the delivery of this opinion, a material portion of which will become payable upon our delivery of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or the Merger Partner. We and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Merger Partner. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the Company.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. Morgan Securities LLC

J.P. MORGAN SECURITIES LLC

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Indemnification. Article VI of the Restated Certificate of Incorporation, as amended, of Valley National Bancorp provides that the corporation shall indemnify its present and former officers, directors, employees, and agents and persons serving at its request against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement, incurred in connection with any pending or threatened civil, criminal administrative or investigative proceeding to the full extent permitted by the New Jersey Business Corporation Act. The Article also provides that such indemnification shall not exclude any other rights to indemnification to which a person may otherwise be entitled, and authorizes the corporation to purchase insurance on behalf of any of the persons enumerated against any liability whether or not the corporation would have the power to indemnify him under the provisions of Article VI.

The New Jersey Business Corporation Act empowers a corporation to indemnify a corporate agent against his expenses and liabilities incurred in connection with any proceeding (other than a derivative lawsuit) involving the corporate agent by reason of his being or having been a corporate agent if (a) the agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and (b) with respect to any criminal proceeding, the corporate agent had no reasonable cause to believe his conduct was unlawful. For purposes of the Act, the term “corporate agent” includes any present or former director, officer, employee or agent of the corporation, and a person serving as a “corporate agent” at the request of the corporation for any other enterprise.

With respect to any derivative action, the corporation is empowered to indemnify a corporate agent against his expenses (but not his liabilities) incurred in connection with any proceeding involving the corporate agent by reason of his being or having been a corporate agent if the agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, only the court in which the proceeding was brought can empower a corporation to indemnify a corporate agent against expenses with respect to any claim, issue or matter as to which the agent was adjudged liable for negligence or misconduct.

The corporation may indemnify a corporate agent in a specific case if a determination is made by any of the following that the applicable standard of conduct was met: (i) the Board of Directors, or a committee thereof, acting by a majority vote of a quorum consisting of disinterested directors; (ii) by independent legal counsel, if there is not a quorum of disinterested directors or if the disinterested quorum empowers counsel to make the determination; or (iii) by the shareholders.

A corporate agent is entitled to mandatory indemnification to the extent that the agent is successful on the merits or otherwise in any proceeding, or in defense of any claim, issue or matter in the proceeding. If a corporation fails or refuses to indemnify a corporate agent, whether the indemnification is permissive or mandatory, the agent may apply to a court to grant him the requested indemnification. In advance of the final disposition of a proceeding, the corporation may pay an agent’s expenses if the agent agrees to repay the expenses unless it is ultimately determined he is entitled to indemnification.

Exculpation. Article VII of the Restated Certificate of Incorporation, as amended, of Valley National Bancorp provides:

A director or officer of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders, except that this provision shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (i) in breach of such person’s duty of loyalty to the Corporation or its shareholders, (ii) not in good faith or involving a knowing violation of law, or (iii) resulting in receipt by such person of an improper personal benefit. If the New Jersey Business Corporation Act is amended after approval by the shareholders of this provision to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director and/or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the New Jersey Business Corporation Act as so amended.

Any repeal or modification of the foregoing paragraph by the shareholders of the Corporation or otherwise shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

The New Jersey Business Corporation Act permits such exculpation with the same limitations. Pursuant to the New Jersey Business Corporation Act, an act or omission in breach of a person’s duty of loyalty means an act or omission which that person knows or believes to be contrary to the best interests of the corporation or its shareholders in connection with a matter in which he has a material conflict of interest.

It is the position of the SEC that indemnification of directors and officers for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), is generally against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

Item 21.

A.    Exhibits

Exhibit No.	Description

2	Agreement and Plan of Merger, dated as of June 25, 2019, between Valley National Bancorp and Oritani Financial Corp. (attached as Appendix A to the joint proxy statement-prospectus).

3.1	Restated Certificate of Incorporation of Valley National Bancorp (incorporated herein by reference to Exhibit 3.1 of Valley National Bancorp’s Quarterly Report on Form 10-Q filed on November 7, 2017).

3.2	By-laws of Valley National Bancorp, as amended and restated (incorporated herein by reference to Exhibit 3.1 to Valley National Bancorp’s Current Report on Form 8-K filed on October 23, 2018).

5	Opinion of Day Pitney LLP as to the legality of the securities to be registered (previously filed).

8.1	Opinion of Day Pitney LLP as to the tax consequences of the merger (previously filed).

8.2	Opinion of Luse Gorman, PC as to the tax consequences of the merger (previously filed).

10	Form of Voting Agreement executed in connection with the Agreement and Plan of Merger, dated as of June 25, 2019, between Valley National Bancorp and Oritani Financial Corp. (incorporated herein by reference to Exhibit 10.1 to Valley National Bancorp’s Current Report on Form 8-K filed on June 26, 2019).

23.1	Consent of KPMG LLP (filed herewith).

23.2	Consent of Crowe LLP (filed herewith).

23.3	Consent of Day Pitney LLP (included in Exhibit 5 hereto).

23.4	Consent of Luse Gorman, PC (included in Exhibit 8.2 hereto).

24	Powers of Attorney (previously filed).

99.1	Consent of Keefe, Bruyette & Woods, Inc. (filed herewith).

99.2	Consent of J.P. Morgan Securities LLC (filed herewith).

Exhibit No.	Description

99.3	Form of Proxy Card to be utilized by the Board of Directors of Oritani Financial Corp. (filed herewith).

99.4	Form of Proxy Card to be utilized by the Board of Directors of Valley National Bancorp (filed herewith).

99.5	Consent of Kevin J. Lynch (previously filed).

B. Financial	Schedules

All financial statement schedules have been omitted because they are not applicable or the required information is included in the financial statements or notes thereto or incorporated by reference therein.

Item 22. Undertakings

1. The	undersigned registrant hereby undertakes:

a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act;

ii.

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”)) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

4.

The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph 3 immediately preceding, or (ii) that purports to meet the requirements of Section 10(a) (3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

6.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

7.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it becomes effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Wayne, State of New Jersey, on the 19th day of September, 2019.

VALLEY NATIONAL BANCORP

By:	/s/ Ira Robbins
Ira Robbins, Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ira Robbins Ira Robbins	Chairman, President and Chief Executive Officer	September 19, 2019

/s/ Michael D. Hagedorn Michael D. Hagedorn	Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)	September 19, 2019

/s/ Mitchell L. Crandell Mitchell L. Crandell	Executive Vice President and Chief Accounting Officer (Principal Accounting Officer)	September 19, 2019

/s/ Andrew B. Abramson* Andrew B. Abramson	Director	September 19, 2019

/s/ Peter J. Baum* Peter J. Baum	Director	September 19, 2019

/s/ Eric P. Edelstein* Eric P. Edelstein	Director	September 19, 2019

/s/ Graham O. Jones* Graham O. Jones	Director	September 19, 2019

/s/ Michael L. LaRusso* Michael L. LaRusso	Director	September 19, 2019

/s/ Marc J. Lenner* Marc J. Lenner	Director	September 19, 2019

/s/ Gerald H. Lipkin* Gerald H. Lipkin	Director	September 19, 2019

Signature	Title	Date

/s/ Suresh L. Sani* Suresh L. Sani	Director	September 19, 2019

/s/ Melissa (Lisa) Schultz* Melissa (Lisa) Schultz	Director	September 19, 2019

/s/ Jennifer W. Steans* Jennifer W. Steans	Director	September 19, 2019

/s/ Jeffrey S. Wilks* Jeffrey S. Wilks	Director	September 19, 2019

*By:	/s/ Ira Robbins
Ira Robbins, Attorney-in-fact